Form 20-F
period 2024-12-31
POSCO HOLDINGS INC.
filed 2025-04-30
CIK 889132

As filed with the Securities and Exchange Commission on April 29, 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Chung,
Ihn-young
POSCO Center, 440
Teheran-ro,
Gangnam-gu
Seoul,
Republic of Korea
06194
Telephone:
+82-2-3457-1073;
E-mail:
ihnyoung.h@posco-inc.com;
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
None
As of December 31, 2024, there were 75,620,779 shares of common stock, par value Won 5,000 per share, outstanding (not including 7,003,598 shares of common stock held by the company as treasury shares)
Indicate by check mark if the registrant is a
well-known
seasoned issuer, as defined in Rule 405 of the Securities Act.
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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO HOLDINGS INC.

“Consolidated Financial Statements”	Consolidated financial statements as of December 31, 2023 and 2024 and for each of the years in the three-year period ended December 31, 2024 and related notes thereto.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO (currently named POSCO HOLDINGS INC.), the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“U.S. dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“IFRS as issued by the IASB”	IFRS accounting standards as issued by the IASB

“Korea”	The Republic of Korea.

“K-IFRS”	Korean International Financial Reporting Standards.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO HOLDINGS INC. and its consolidated subsidiaries.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“We”	POSCO HOLDINGS INC. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires. Accordingly, in the context of discussing our steel operations, “we” refers to the steel-producing operations of the subsidiaries of POSCO HOLDINGS INC., including POSCO, POSCO (Zhang-jiagang), PT. Krakatau POSCO and POSCO YAMATO VINA.

“Won” or “~~W~~ ”	The currency of the Republic of Korea.

“Yen”	The currency of Japan.

“Yuan”	The currency of the People’s Republic of China.

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

Our business is affected by highly cyclical market demand for our products and services. In particular, POSCO and our other subsidiaries that engage in steel production activities are affected by market demand from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the global COVID-19 pandemic and any possible occurrences of other types of widespread infectious diseases) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.” Such uncertainties have been caused by, and continue to be exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the invasion of Ukraine by Russia in February 2022 that has destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including the Israel-Hamas war. See “— Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.”

Actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand (which may occur or be exacerbated as a result of tariffs imposed on imports into our major export markets), we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We produced 43.0 million tons of crude steel in 2021. However, we adjusted our production level to 38.6 million in 2022, 39.9 million in 2023 and 39.2 million in 2024 in response to weak global economic conditions in recent years. During such period, the weighted average unit sales price for our semi-finished and finished steel products produced by us and directly sold to external customers decreased from Won 1,435,642 per ton in 2022 to Won 1,272,754 per ton in 2023 and Won 1,217,705 per ton in 2024 primarily reflecting general deterioration of the global steel market conditions, which was partially offset by general depreciation of the Won against the U.S. dollar that increased our export prices in Won terms.

Such weakening demand and a general oversupply in the market have negatively impacted our results of operations in 2023 and 2024. Our revenue decreased by 9.3%, or Won 7,947 billion, from Won 85,004 billion in 2022 to Won 77,057 billion in 2023, and our profit decreased by 48.5%, or Won 1,740 billion, from Won 3,586 billion in 2022 to Won 1,846 billion in 2023. Our revenue decreased by 4.7%, or Won 3,597 billion, from Won 77,057 billion in 2023 to Won 73,459 billion in 2024, and our profit decreased by 45.6%, or Won 841 billion, from Won 1,846 billion in 2023 to Won 1,005 billion in 2024.

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

Steel Segment. Our subsidiaries that produce steel products, including POSCO, our wholly-owned subsidiary, operate in the highly competitive steel industry and face intense global competition. China is the largest steel-producing country in the world by a significant margin, with the balance between its domestic production and demand being an important factor in the determination of global steel prices. In recent years, a slowdown in domestic demand for steel products in China, resulting from slowed economic growth as well as the impact from the COVID-19 pandemic, combined with an expansion in steel production capacity, led to production over-capacity in the Chinese steel industry, which in turn led the Chinese government to pursue aggressive consolidation in the Chinese steel industry that has resulted in fewer but larger steel manufacturers that are able to compete more effectively in the global steel industry. Competition from such global steel manufacturers with expanded production capacity as well as competitors from emerging markets, especially from China and India, has resulted in significant price competition and may result in declining margins and reductions in revenue in the future. POSCO’s larger competitors may use their resources, which may be greater than POSCO’s, against POSCO in a variety of ways, including by making additional acquisitions, investing more aggressively in product development and capacity and displacing demand for our export products.

Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. Although global demand for steel products increased in the first half of 2022, such demand weakened in the second half of 2022. In 2023 and 2024, global demand for steel products remained weak reflecting general deterioration of the global steel market conditions. Production over-capacity in the global steel industry may further intensify if the global economy slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

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

Trading Segment of the Infrastructure Business. POSCO International Corporation (“POSCO International”), our consolidated subsidiary, competes principally with other Korean general trading companies that are affiliated with major domestic business groups, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was historically limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense.

The overseas trading markets in which POSCO International operates are also highly competitive. POSCO International’s principal competitors in overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. Some of POSCO International’s competitors may be more experienced and have greater financial resources and pricing flexibility than POSCO International, as well as more extensive global networks and wider access to customers. There is no assurance that POSCO International will be able to continue to compete successfully in this economic environment or that the prolonged slowdown of the global economy will not have a material adverse effect on our business, results of operations or financial condition. We recognized impairment of goodwill of Won 338 billion in 2022 as a result of a decrease in value-in-use of POSCO International.

On January 1, 2023, POSCO Energy Corporation (“POSCO Energy”), Korea’s largest domestic private power utility company and a provider of alternative environmentally-friendly energy solutions, merged into POSCO International. POSCO International’s power generation business competes principally with private-sector power generation companies in Korea that are affiliated with major domestic business groups, including SK Innovation Co., Ltd. and GS EPS Co., Ltd.

Construction Segment of the Infrastructure Business. POSCO Eco & Challenge Co., Ltd. (“POSCO E&C” and formerly known as POSCO Engineering & Construction Co., Ltd.), our consolidated subsidiary, operates in the highly competitive construction industry. Competition is based primarily on price, reputation for quality, reliability, punctuality and financial strength of contractors. Intense competition among construction companies may result in, among other things, a decrease in the price POSCO E&C can charge for its services, difficulty in winning bids for construction projects, an increase in construction costs and difficulty in obtaining high-quality contractors and qualified employees.

In Korea, POSCO E&C’s main competition in the construction of residential and non-residential buildings, engineering, procurement and construction (“EPC”) projects, urban planning and development projects and civil works projects consists of approximately ten major domestic construction companies, many of which are member companies of other large business groups in Korea and are capable of undertaking larger-scale, higher-value-added projects that offer greater potential returns. A series of measures introduced by the Government over the past several years to regulate housing prices in Korea, as well as increasing popularity of low-bid contracts in civil works project mandates, have contributed to increased competition in the Korean construction industry in recent years.

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

Logistics and Others Segment of the Infrastructure Business. POSCO DX Co., Ltd. (“POSCO DX” and previously named POSCO ICT Co., Ltd.) competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS Co., Ltd., LG CNS Co., Ltd. and SK Inc. C&C. POSCO FLOW Co., Ltd. (“POSCO FLOW”) competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis Co., Ltd., Samsung SDS Co., Ltd. and LX Pantos Co., Ltd.

Secondary Battery Materials Segment. In the energy materials market, POSCO Future M Co., Ltd. (“POSCO Future M” and previously named POSCO Chemical Co., Ltd.) competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. Global demand for electric vehicles has decreased in recent years, which in turn has decreased demand for anode and cathode materials from our key customers. In part due to a slowdown of the rechargeable battery industry, POSCO Pilbara Lithium Solution Co., Ltd. (“POSCO Pilbara Lithium Solution”), a subsidiary in which we hold a 82% interest that engages in the production of lithium hydroxide, recognized an inventory impairment loss of Won 56 billion in 2024. In addition, POSCO Argentina SAU (“POSCO Argentina”), our wholly-owned subsidiary that also engages in the production of lithium hydroxide, recognized an inventory impairment loss of Won 53 billion in 2024. In its legacy business areas of refractories and lime chemicals, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co., Ltd.

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

Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy showed signs of recovery in 2021. However, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, as well as rapid increases in interest rates globally to combat inflation beginning in the second half of 2021 until recent months, have contributed to the uncertainty of global economic prospects in recent years and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies has fluctuated significantly and, as a result of uncertain global and Korean economic conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending, including as a result of severe health epidemics and increases in market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea and the ensuing societal unrest, including as a result of political uncertainty following the removal of President Yoon from office on April 4, 2025 by the Constitutional Court of Korea, which upheld the National Assembly’s vote to impeach him following his declaration of martial law in December 2024 (which declaration had been swiftly rescinded), as a result of which a special presidential election to elect his successor will be held on June 3, 2025;

•	rising inflationary pressures leading to increases in costs of goods and services and a decrease in purchasing power;

•

hostilities or political or social tensions involving Russia (including the invasion of Ukraine by Russia and ensuing actions that the United States and other countries have taken and may take in the future) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations among such countries or impositions of significant tariffs by any such country and increased uncertainties in the global financial markets and industry;

•

the imposition of significant tariffs on Korea’s exports by any of Korea’s major export markets, such as the imposition of a 25% tariff on Korea’s exports to the United States announced in April 2025, which implementation has been paused for 90 days;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world, in addition to the COVID-19 pandemic;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•

deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, together, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

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

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the escalation of hostilities in the Middle East following the Israel-Hamas war) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

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

We rely on export sales for a significant portion of our total sales. In particular, the Steel Segment’s export sales and overseas sales to customers abroad accounted for 62.8% of the Steel Segment’s total revenue in 2024. The Steel Segment’s export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 55.1% of the Steel Segment’s total export sales revenue in 2024, and we expect our sales to these countries to remain important in the future. In particular, the Steel Segment’s export sales to Asia (other than China and Japan) accounted for 23.2% of the Steel Segment’s total export sales revenue in 2024. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions, which can be caused, among others, by difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics, outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, or a combination of these or other factors, have, in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2024, 62.8% of the Steel Segment’s total revenue was from overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recognized may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Fluctuations in the exchange rate between the Won and the U.S. dollar will also affect the U.S. dollar equivalent of the Won price of the shares of our common stock on the KOSPI Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the U.S. dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

We are dependent on imported raw materials, and significant increases in market prices of essential raw materials could adversely affect our margins and profits.

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 49 million dry metric tons of iron ore and 26 million wet metric tons of coal in 2024. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Indonesia. Although we have not experienced significant unanticipated supply disruptions in the past, supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$120 in 2022, US$120 in 2023 and US$109 in 2024. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$364 in 2022, US$296 in 2023 and US$240 in 2024. Such fluctuations in the price of coal in recent years was in large part attributable to sanctions imposed on Russia, a large exporter of coal, following its invasion of Ukraine in February 2022.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2024, 80 million tons of iron ore and 7 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

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

Expansion of our operations abroad requires management attention and resources. In addition, we face additional risks associated with our expansion outside Korea, including:

•	changes in international and domestic political and economic conditions as well as social conditions;

•	challenges caused by distance, language, local business customs and cultural differences;

•	local labor relation issues which could lead to significant work stoppages and labor unrest;

•	higher costs associated with doing business internationally;

•	legal and regulatory restrictions, including foreign exchange controls that might prevent us from repatriating cash earned in countries outside Korea;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud;

•	currency exchange risks;

•	potentially adverse tax consequences; and

•	seasonal reductions in business activity during the summer months in some countries.

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

Impositions of anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs may have an adverse impact on our export sales.

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and we are involved in trade remedy proceedings in markets worldwide. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases had been limited in scope relative to our global sales and operations. Through our trade affairs office, we continue to carefully monitor developments with respect to trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in all major markets in which we sell our products and seek to mitigate the related risks by adjusting supply and export arrangements as necessary and, where necessary, vigorously defend our rights. However, there can be no assurance that the free trade agreements between Korea and its major trading partners will not be amended or anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our sales of products abroad in the future. The occurrence of any such events, including those described below, may have a material adverse impact on our business, financial condition and results of operations.

In early 2025, the U.S. government took a number of measures to increase tariffs on imports, which measures initially targeted specific industries (including automobiles) and a small number of countries (including China, Mexico and Canada). In February 2025, the U.S. President signed proclamations to eliminate exemptions available to Korea and certain other countries and restore the 25% tariff on steel as well as elevate the tariff on aluminum to 25%, which measures became effective in March 2025. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment – Markets – Exports.” On April 4, 2025, the U.S. government additionally imposed a universal “reciprocal” tariff which applies to all imports from all of its trading partners (including those with free trade agreements with the United States), with a base rate of 10%. In addition, the U.S. government announced higher rates to be imposed on imports from certain enumerated countries (including Korea at 25%, Indonesia at 32% and Vietnam at 46%) on a country-by-country basis starting on April 9, 2025, subject to certain exceptions, which implementation has been paused for 90 days except on China. Between February 1, 2025 and April 9, 2025, the U.S. government also incrementally increased tariffs on goods from China to 145%. In response to such actions of the U.S. government, certain countries have announced plans to implement, or have already implemented, retaliatory tariffs on U.S. goods, including China’s tariff of 125%. While our direct exports to customers in the United States are relatively small, such tariffs may have a material adverse effect on our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States. If tariffs on the products manufactured by our downstream customers increase, the resulting price increases may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If further tariffs are imposed on a broader range of our exports, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to adjust our prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

Our secondary battery materials business is affected by market conditions in the highly cyclical rechargeable battery industry, and the key customers of such business are substantially affected by government incentives. Significant decrease in such incentives would likely have a material adverse effect on our secondary battery materials business.

POSCO Future M engages in the manufacturing and sale of anode and cathode materials, which are two of the main components of rechargeable batteries. In addition, we engage in natural resources development and production of lithium hydroxide and lithium carbonate. We sell our secondary battery materials primarily to electric vehicle battery manufacturers in Korea and abroad. Accordingly, our secondary battery materials business is affected by market conditions in the highly cyclical rechargeable battery industry. The industry’s cyclicality results primarily from fluctuations in demand for the end products that use rechargeable batteries, particularly from the electric vehicle industry, which are sensitive to general conditions in the global economy and the level of incentives provided to the purchasers of electric vehicles.

Key customers of our secondary battery materials business are also impacted by certain government incentives, including in the form of grants, subsidies or tax credits. For example, in August 2022, the United States enacted the Inflation Reduction Act (the “IRA”), which, among others, provides tax benefits to manufacturers of rechargeable batteries that (i) have a certain percentage of their critical minerals extracted or processed in the United States or in a country with a free-trade agreement with the United States, (ii) are manufactured or assembled in North America and (iii) do not contain components manufactured or assembled by a foreign country of concern, including China. Beginning in 2024, the IRA mandates that at least 50% of the value of certain critical minerals in an electric vehicle’s battery be sourced and processed in the United States or a trade partner country, increasing by 10% annually through 2027. Partly in response to such act, we have secured key raw materials from countries that are not restricted under the IRA, including Australia and Argentina. See “Item 4. Information on the Company — Item 4.B. Business Overview — Secondary Battery Materials Segment — Investments in Lithium Hydroxide and Lithium Carbonate Production Projects.” In January 2025, the U.S. President issued an executive order suspending all funding disbursements pursuant to the IRA, the effects of which are currently unclear. Although our battery materials are used in products that currently meet the requirements of the IRA, there can be no assurance that the IRA will not be further amended or terminated, or that such products will continue to meet its requirements in the future. In addition, the products produced by our customers could fail to meet the requirements of the IRA, which in turn may indirectly have an adverse effect on our sales. Any such event may have a material adverse effect on the business, results of operations and financial condition of the Secondary Battery Materials Segment and us.

An actual or anticipated deterioration in market conditions may result in a decline in demand for our secondary battery materials that may have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and may need to rationalize our production capacity and reduce fixed costs. In addition, there can be no assurance that the IRA or other similar government measures will not be terminated or further amended to reduce the incentives provided to our key customers. A decrease, expiration or termination of such incentives could, if significant, have a material adverse effect on the key customers of our secondary battery materials business, which in turn may decrease demand for our products. The occurrence of any such events may have a material adverse impact on the business, results of operations and financial condition of the Secondary Battery Materials Segment.

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

The demand and market acceptance for such activities abroad are subject to a substantially higher level of uncertainty than our traditional steel business and are substantially dependent upon the market condition of the global natural resources industry as well as the political and social environment of the target countries. The performance of projects in which we participate may be adversely affected by the occurrence of military hostility, political unrest, acts of terrorism, natural disaster or fire. For example, in connection with our 22.1% investment in NCR LLC in the United States, we recognized an impairment loss of Won 220 billion in 2024 related to a mine fire. In addition, some of our current exploration, development and production projects involve drilling exploratory wells on properties with no proven amount of natural resource reserves. Although all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of natural resources. Other risks to which such activities are subject include obtaining required regulatory approvals and licenses, securing and maintaining adequate property rights to land and natural resources, and managing local opposition to project development. A decrease in the market price of raw materials may also adversely impact the value of our investments related to natural resources projects, potentially resulting in impairment losses. We have limited experience in this industry, and we cannot assure you that our overseas natural resources exploration, development and production projects will be profitable, that we will be able to meet the financing requirements for such projects, or that we can recoup the costs related to such investments, which in turn could materially and adversely affect our business, financial condition and results of operations.

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

We engage in engineering and construction activities through POSCO E&C. The Construction Segment of our Infrastructure Business is highly cyclical and tends to fluctuate based on macroeconomic factors, such as consumer confidence and income, employment levels, interest rates, inflation rates, demographic trends and policies of the Government. From time to time, the construction industry has experienced significant and sometimes prolonged downturns, and our construction revenues have fluctuated in the past depending on the level of public and private sector construction activities in Korea and abroad. In addition, the performance of POSCO E&C’s domestic residential property business is highly dependent on the general condition of the real estate market in Korea. The overall prospects for Korean construction companies remain uncertain, and a prolonged general downturn in the construction market resulting in weaker demand may adversely affect our business, results of operations or financial condition.

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

In order to streamline our diversification efforts, we are currently exploring avenues to divest from non-core underperforming projects and assets. As of December 31, 2024, we have divested from 45 non-core underperforming projects and assets. Although we will continue to streamline such non-core underperforming projects and assets, any potential transaction is dependent upon a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interests of third-parties and the availability of financing to potential buyers on reasonable terms. Furthermore, there can be no assurance that we will be able to consummate any such transaction on acceptable terms or at all. Our failure to successfully divest from non-core underperforming projects and assets or to reinvest the proceeds of any such divestment, each on acceptable terms, may have a material adverse effect on our financial condition and results of operations.

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

Furthermore, heightened global awareness and international and national commitments to reduce greenhouse gas emissions and counteract climate change (including increased activism by non-governmental and political organizations campaigning against fossil fuel extractions) may lead to increased costs for us. Investor preferences and sentiments are also influenced by environmental, social and corporate governance considerations including climate change and the transition to a lower carbon economy. Changes in such preferences and sentiment, including increased scrutiny from market participants, environmental organizations or the press, as well as compliance with such new and more stringent environmental obligations relating to greenhouse gas emissions may require additional capital expenditures or modifications in operating practices, as well as additional reporting obligations. In addition, we may also be subject to pressure and legal actions from environmental activists. For example, in February 2025, a group of ten individuals filed a lawsuit at the Daegu District Court against POSCO seeking an injunction to stop the refurbishment of the No. 2 blast furnace at Gwangyang Works alleging that such refurbishment violates their right to a healthy environment. POSCO intends to vigorously defend against such lawsuit.

We are subject to safety regulations, and our operations could expose us to substantial liabilities.

The Serious Accident Punishment Act (the “SAPA”) was enacted on January 26, 2021 and took effect on January 27, 2022. The SAPA imposes criminal liability on individuals and entities responsible for “serious accidents.” Under SAPA, the term “serious accident” encompasses not only accidents at industrial sites, such as factories or construction sites, but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities or transportation. The SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions that fail their supervisory duties. In case of willful misconduct or gross negligence, the SAPA also imposes punitive damages of up to five times the actual damages. Our operational activities involve inherent risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. Even though we plan to prioritize on-site safety management by engaging in communications with different stakeholders and investing more in safe environment, there is no guarantee that there will not be accidents due to our inherent operating risks. Although we have analyzed the potential impacts of the SAPA on us and aligned our policies, internal regulations and manuals in preparation for the implement of the SAPA, there is no guarantee that the SAPA would not adversely affect our business, financial condition and results of operations.

Under the SAPA, businesses may avoid punishment if it is found that they duly performed their duties to ensure the safety and health of the participants in their business operations. However, we cannot assure you that, despite all precautionary and preventative measures undertaken by us, these measures will prove to be fully effective at all times or that an incident that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

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

In addition to the decision rendered by the Supreme Court in July 2022, 18 lawsuits brought by a total of approximately 3,036 workers employed by our third-party contractors who worked at our production facilities related to such workers’ employment status with us remain pending as of March 24, 2025. Many of these cases also seek unpaid wages for the period they claim should have been recognized as our full-time direct employees. Twelve of such 18 lawsuits remain pending at the district courts. With respect to the first of the six remaining lawsuits, which involves eight workers, the district court ruled in our favor but the appellate court ruled against us. We appealed the decision in February 2022, which remains pending at the Supreme Court. With respect to the second of the six remaining lawsuits, which involves 215 workers, both the district court and the appellate court ruled against us. We appealed the appellate court’s decision in February 2022, which remains pending at the Supreme Court. With respect to the four remaining lawsuits, which involve 470 workers, the district courts ruled against us. We appealed the district courts’ decisions in 2024, which remain pending at the appellate court. We intend to vigorously defend against such lawsuits.

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

Under the Labor Standards Act, an employee’s “ordinary wage” is used as the basis for calculating various statutory benefits. In December 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid (i) “regularly,” (ii) “uniformly” and (iii) on a “fixed basis,” notwithstanding differential amounts based on seniority. However, in December 2024, the Supreme Court of Korea reversed its prior ruling and excluded “fixed basis” from the attributes of ordinary wage and redefined the concept and judgment criteria of what constitutes ordinary wage. According to the Supreme Court of Korea’s decision in December 2024, a wage determined to be paid regularly and uniformly in exchange for prescribed work constitutes ordinary wage regardless of the existence or fulfillment of conditions attached to it. According to such decision, wages based on tenure or on the number of working days are recognized as ordinary wages, but performance wages paid according to work performance are not recognized as ordinary wages in principle. In order to minimize confusion resulting from this change, the Supreme Court of Korea also ruled that the revised legal principle will apply to ordinary wage calculations starting from the date of the ruling, which is December 19, 2024.

Under this decision, any provision of a collective bargaining agreement or other agreements that attempt to exclude such regular bonuses from employees’ ordinary wages will be deemed void for violation of the mandatory provisions of Korean law.

The Ministry of Employment and Labor subsequently revised the ‘Guidelines for Labor-Management Guidance on Ordinary Wage’ in February 2025 (the “Guidelines”). The new legal principle on ordinary wages is effective for ordinary wage calculations starting from December 19, 2024. While we are currently assessing the impact of the Supreme Court of Korea’s decision and the Guidelines on our regular bonuses paid in the past, if we are nonetheless determined to have underpaid employees by under-calculating their ordinary wages over the past three years or in the future, we may be liable for additional payments reflecting the expanded scope of employees’ ordinary wages. Any such additional payments may have an adverse effect on our financial condition and results of operations.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions, including countries and territories subject to a comprehensive embargo

(currently Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine), as well as parties that are subject to, or majority owned by one or more parties subject to, so-called blocking sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions on nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions. E.U. persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“UK Sanctions”) that impose restrictions upon UK persons or otherwise within UK jurisdiction with respect to activities or transactions with parties that are the subject of UK Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the United States, European Union, United Kingdom and other jurisdictions have imposed enhanced sanctions targeting Russia.

We and our subsidiaries engage in limited business activities in Russia. In particular, we purchase raw materials from non-Russian third parties that are sourced from mines in Russia. We believe that such activities do not involve any U.S. goods or services and otherwise do not implicate or violate U.S. Sanctions, E.U. Sanctions or UK Sanctions. To our knowledge, none of our business in Russia involves parties subject to U.S. Sanctions. Our activities in Russia accounted for 0.03% of our consolidated revenue in 2022, 0.03% in 2023. We did not recognize any revenue from business operations in Russia in 2024. In addition, we did not recognize any revenue from business operations in Iran in 2022, 2023 and 2024, and we currently do not have any plans to engage in business operations in Iran in the foreseeable future, other than collecting outstanding receivables.

POSCO Steeleon Co., Ltd. (“POSCO Steeleon”), a subsidiary of POSCO, holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanmar Economic Holdings Public Company Limited (“MEHL”). MEHL was designated for U.S. Sanctions on March 25, 2021. Myanmar POSCO C&C engages in the production and sale of coated steel roofing sheets in Myanmar, and its sales accounted for 0.02% of our consolidated revenue in 2022, 0.03% in 2023 and 0.05% in 2024. POSCO Steeleon is monitoring changes in Myanmar’s business environment and assessing its shareholding arrangement. U.S. Sanctions that apply to MEHL do not apply to us, POSCO, POSCO Steeleon or Myanmar POSCO C&C.

POSCO International holds a 51.0% interest in a gas field project in Myanmar. Myanmar Oil and Gas Enterprise (“MOGE”) holds a 15.0% interest in the project and the remaining interests are held by non-sanctioned persons. On February 21, 2022, MOGE was designated for E.U. Sanctions, and certain managers of MOGE have been subsequently designated for U.S. Sanctions. Such sanctions do not extend to POSCO International, POSCO or, to our knowledge, the gas field project. On October 31, 2023, OFAC issued Burma-related Directive 1 under Executive Order 14014, which prohibits U.S. persons from providing, exporting or re-exporting, directly or indirectly, financial services to, or for the benefit of, MOGE, regardless of the currency in which any prohibited transaction is denominated. POSCO International is operating the Myanmar gas field project in compliance with such directive. Our revenue recognized from the gas field project accounted for 1.10% of our consolidated revenue in 2022, 0.80% in 2023 and 0.83% in 2024.

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•	Infrastructure Business. Our Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

➢

Trading Segment. The Trading Segment of our Infrastructure Business consists primarily of the global trading activities, natural resources development activities and power generation activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative low-carbon energy solutions, merged into POSCO International.

➢

Construction Segment. The Construction Segment of our Infrastructure Business consists primarily of the planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas, by POSCO E&C.

➢

Logistics and Others Segment. The Logistics and Others Segment of our Infrastructure Business consists primarily of the information technology and operational technology services of POSCO DX and the integrated logistics services of POSCO FLOW.

•

Secondary Battery Materials Segment. Our Secondary Battery Materials Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

The table below sets out our revenue by segment category for the periods indicated.

	For the Year Ended December 31,
	2022			2023			2024
Segments	Billions of Won		%	Billions of Won		%	Billions of Won		%
Steel Segment	~~W~~	44,547	52.4%	~~W~~	40,393	52.4%	~~W~~	39,104	53.2%
Infrastructure Business:
Trading Segment (1)		29,518	34.7		24,034	31.2		22,804	31.0
Construction Segment		7,668	9.0		8,301	10.8		7,473	10.2
Logistics and Others Segment (2)		436	0.5		471	0.6		422	0.6
Secondary Battery Materials Segment		2,452	2.9		3,816	5.0		2,813	3.8
Others Segment		129	0.2		113	0.1		73	0.1
Basis difference adjustments (3)		253	0.3		(71)	(0.1)		771	1.0

Total	~~W~~	85,004	100.0%	~~W~~	77,057	100.0%	~~W~~	73,459	100.0%

(1)

Including POSCO International. POSCO Energy merged into POSCO International on January 1, 2023, and the revenue of the Trading Segment of the Infrastructure Business in 2022 has been restated to reflect such merger as if it had occurred on January 1, 2022.

(2)	Including POSCO DX and POSCO FLOW.

(3)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of our Infrastructure Business in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Environmental, Social and Governance

Our Environmental, Social and Governance (“ESG”) management focuses on sustainable social communities and governance enhancements that promote tangible value. These principles drive our five comprehensive ESG strategies covering the following key areas.

Green Competency

We strive to respond to global climate change through development of low-carbon processes, energy efficiency and low-carbon products and services, thereby reducing our environmental impact to create a future in which people and nature co-exist and thrive together. POSCO declared the 2050 Carbon Neutrality Roadmap by setting targets for a 30% carbon emissions reduction by 2035, 50% by 2040, and Net Zero emissions by 2050. Initiatives such as low carbon technology and hydrogen reduction are underway to support these goals.

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

Employee Happiness

We prioritize establishing a secure and inclusive work environment that upholds human rights, embraces diversity and empowers creative talents to lead a period of transformation. As United Nations Global Compact members, POSCO HOLDINGS INC., POSCO, POSCO International and POSCO E&C, advocate for management based on human rights, diversity and inclusion policies. In addition, POSCO Group proclaimed a “Group Human Rights Commitment” to implement human rights management in line with global standards and to establish a more structured human rights management system at the group level. Our human rights policy covers protections for POSCO Group employees and staffs of our suppliers and labor union rights, encompassing human rights, grievance handling and victim relief. Our diversity, equality and inclusion policies prohibit all forms of discrimination, workplace harassment and sexual harassment, with training, reporting, consultation and investigation processes, as well as whistleblower protection measures that are clearly outlined.

Ethics & Integrity

We are committed to making our business decisions based on unwavering ethical principles by upholding the highest standards of ethics and compliance. Our efforts to enhance ethics and compliance levels are complemented by our commitment to promoting fair trade practices. For example, we established a “Clean Committee,” which is an advisory body involving external experts, to strengthen our commitment to ethical management. We conduct annual questionnaire surveys targeting employees of our suppliers and our domestic and overseas subsidiaries to assess the risk of unethical behavior, workplace harassment and human rights violations. Additional monitoring and investigation are conducted when risks are identified.

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

Steel Segment

POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel-producing subsidiaries, produced approximately 39.2 million tons of crude steel and stainless steel in 2024, a significant majority of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2024, we had approximately 45.1 million tons of annual crude steel and stainless steel production capacity, including 40.5 million tons of production capacity in Korea. We believe Pohang Works and Gwangyang Works are two of the most technologically-advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

POSCO M-TECH Co., Ltd., which is also included in the Steel Segment, produces aluminum deoxidizers used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packaging solutions for steel production facilities.

Korea is our most important market. Domestic sales accounted for 37.2% of the Steel Segment’s total revenue in 2024 and 39.6% in 2023. We believe that POSCO’s steel products constituted approximately 46.0% of the total sales volume of such steel products sold in Korea in 2024 and approximately 45.5% in 2023. The Steel Segment’s export sales and overseas sales to customers abroad accounted for 62.8% of the Steel Segment’s total revenue in 2024 and 60.4% in 2023. The Steel Segment’s major export market is Asia, with Asia other than China and Japan accounting for 23.2%, China accounting for 20.7% and Japan accounting for 11.2% of the Steel Segment’s total steel export revenue in 2024, and Asia other than China and Japan accounting for 24.6%, China accounting for 21.7% and Japan accounting for 10.6% of the Steel Segment’s total steel export revenue in 2023.

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

	For the Year Ended December 31,
	2022			2023			2024
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	~~W~~	12,781	28.7%	~~W~~	11,908	29.5%	~~W~~	12,194	31.2%
Hot rolled products		8,948	20.1		9,149	22.6		8,525	21.8
Stainless steel products		9,602	21.6		7,848	19.4		7,485	19.1
Plates		5,479	12.3		4,930	12.2		4,472	11.4
Wire rods		1,785	4.0		1,804	4.5		1,676	4.3
Silicon steel sheets		1,175	2.6		1,063	2.6		1,158	3.0

Sub-total		39,769	89.3		36,701	90.9		35,511	90.8

Others		4,778	10.7		3,692	9.1		3,593	9.2

Total	~~W~~	44,547	100.0%	~~W~~	40,393	100.0%	~~W~~	39,104	100.0%

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

	For the Year Ended December 31,
	2022		2023		2024
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	10,191	36.8%	9,780	33.9%	10,334	35.4%
Hot rolled products	8,461	30.5	9,784	33.9	9,473	32.5
Stainless steel products	2,605	9.4	2,459	8.5	2,508	8.6
Plates	4,477	16.2	4,667	16.2	4,694	16.1
Wire rods	1,408	5.1	1,623	5.6	1,527	5.2
Silicon steel sheets	560	2.0	524	1.8	627	2.1

Total (1)	27,701	100.0%	28,837	100.0%	29,162	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO International) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 10,429 billion in 2022, Won 9,414 billion in 2023 and Won 9,452 billion in 2024. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment of our Infrastructure Business.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 10,334 thousand tons in 2024, representing 35.4% of our total sales volume of principal steel products produced by us and directly sold to external customers. Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for cold rolled products of approximately 56% in 2024.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 9,473 thousand tons in 2024, representing 32.5% of our total sales volume of principal steel products produced by us and directly sold to external customers. Hot rolled products constitute our second largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for hot rolled products of approximately 52% in 2024.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2,508 thousand tons in 2024, representing 8.6% of our total sales volume of principal steel products produced by us and directly sold to external customers. Stainless steel products constitute our third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 8.6% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2024, they represented 19.1% of our total revenue from such steel products in 2024.

We believe POSCO had a domestic market share for stainless steel products of approximately 49% in 2024.

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

Our deliveries of plates produced by us and directly sold to external customers amounted to 4,694 thousand tons in 2024, representing 16.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for plates of approximately 43% in 2024.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1,527 thousand tons in 2024, representing 5.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for wire rods of approximately 51% in 2024.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators, rotating machines and electric motors.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 627 thousand tons in 2024, representing 2.1% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for silicon steel sheets of approximately 70% in 2024.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 37.2% of the Steel Segment’s total revenue in 2024. The Steel Segment’s export sales and overseas sales to customers abroad represented 62.8% of the Steel Segment’s total revenue in 2024. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the full extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2022	2023	2024
POSCO’s sales (1)	48.5%	45.5%	46.0%
Other domestic steel companies’ sales	28.4	28.2	28.4
Imports	23.0	26.3	25.6

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by POSCO (but not by our other subsidiaries) and sold through our consolidated sales subsidiaries as well as steel products produced by POSCO (but not by our other subsidiaries) and directly sold to external customers.

Exports

The Steel Segment’s export sales and overseas sales to customers abroad represented 62.8% of the Steel Segment’s total revenue in 2024, 55.1% of which was generated from exports sales and overseas sales to customers in Asian countries. The Steel Segment’s export sales and overseas sales to customers abroad in terms of such revenue increased by 0.5% from Won 31,658 billion in 2023 to Won 31,829 billion in 2024.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by major product category for the periods indicated.

	For the Year Ended December 31,
	2022			2023			2024
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	~~W~~	8,341	24.1%	~~W~~	7,787	24.6%	~~W~~	7,382	23.2%
China		8,625	24.9		6,859	21.7		6,576	20.7
Europe		4,705	13.6		4,099	12.9		4,638	14.6
Japan		3,431	9.9		3,345	10.6		3,578	11.2
North America		2,667	7.7		2,673	8.4		2,861	9.0
Middle East		87	0.3		57	0.2		3	0.0
Others		6,797	19.6		6,838	21.6		6,792	21.3

Total	~~W~~	34,653	100.0%	~~W~~	31,658	100.0%	~~W~~	31,829	100.0%

	For the Year Ended December 31,
	2022			2023			2024
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	~~W~~	12,771	36.9%	~~W~~	11,505	36.3%	~~W~~	12,177	38.3%
Hot rolled products		5,350	15.4		6,305	19.9		6,061	19.0
Stainless steel products		7,250	20.9		6,055	19.1		5,827	18.3
Plates		3,598	10.4		3,374	10.7		3,191	10.0
Silicon steel sheets		1,262	3.6		1,066	3.4		1,316	4.1
Wire rods		856	2.5		879	2.8		834	2.6
Others		3,567	10.3		2,475	7.8		2,423	7.6

Total	~~W~~	34,653	100.0%	~~W~~	31,658	100.0%	~~W~~	31,829	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO International, and our overseas sales subsidiaries. Our largest export market in 2024 was Asia (other than China and Japan), which accounted for 23.2% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) decreased by 5.2% from Won 7,787 billion in 2023 to Won 7,382 billion in 2024 primarily reflecting a general decline in demand from the region.

Our second largest export market in 2024 was China, which accounted for 20.7% of our export revenue from steel products produced and sold by us. The principal products exported to China were stainless steel products. Our exports to China decreased by 4.1% from Won 6,859 billion in 2023 to Won 6,576 billion in 2024 primarily due to a slowdown in economic activity in China.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and we are involved in trade remedy proceedings in markets worldwide. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases had been limited in scope relative to our global sales and operations. Through our trade affairs office, we continue to carefully monitor developments with respect to trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in all major markets in which we sell our products and seek to mitigate the related risks by adjusting supply and export arrangements as necessary and, where necessary, vigorously defend our rights. However, there can be no assurance that the free trade agreements between Korea and its major trading partners will not be amended or anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our sales of products abroad in the future. The occurrence of any such events, including those described below, may have a material adverse impact on our business, financial condition and results of operations.

In early 2025, the U.S. government took a number of measures to increase tariffs on imports, which measures initially targeted specific industries (including automobiles) and a small number of countries (including China, Mexico and Canada). In February 2025, the U.S. President signed proclamations to eliminate exemptions available to Korea and certain other countries and restore the 25% tariff on steel as well as elevate the tariff on aluminum to 25%, which measures became effective in March 2025. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment — Markets — Exports.” On April 4, 2025, the U.S. government additionally imposed a universal “reciprocal” tariff which applies to all imports from all of its trading partners (including those with free trade agreements with the United States), with a base rate of 10%. In addition, the U.S. government announced higher rates to be imposed on imports from certain enumerated countries (including Korea at 25%, Indonesia at 32% and Vietnam at 46%) on a country-by-country basis starting on April 9, 2025, subject to certain exceptions, which implementation has been paused for 90 days except on China. Between February 1, 2025 and April 9, 2025, the U.S. government also incrementally increased tariffs on goods from China to 145%. In response to such actions of the U.S. government, certain countries have announced plans to implement, or have already implemented, retaliatory tariffs on U.S. goods, including China’s tariff of 125%. While our direct exports to customers in the United States are relatively small, such tariffs may have a material adverse effect on our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States. If tariffs on the products manufactured by our downstream customers increase, the resulting price increases may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If further tariffs are imposed on a broader range of our exports, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to adjust our prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

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

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In 2024, POSCO imported approximately 49 million dry metric tons of iron ore and 26 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and Indonesia.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2024, we purchased approximately 30% of our iron ore imports and 24% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Canada, Brazil and New Caledonia. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$120 in 2022, US$120 in 2023 and US$109 in 2024. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$364 in 2022, US$296 in 2023 and US$240 in 2024. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia and Brazil. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks and our overseas subsidiaries are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$25,605 in 2022, US$21,474 in 2023 and US$16,812 in 2024.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies. Such contracts are performed by a fleet of dedicated vessels on a consecutive voyage basis with fully loaded cargo for each voyage. These vessels under long-term contracts transported approximately 59% of the total requirements in 2024, and the remaining approximately 41% was transported by vessels sourced through short- to medium-term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with energy-saving and eco-friendly technologies.

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

China. We entered into an agreement with Shagang Group Co. to establish POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (“POSCO (Zhangjiagang)”), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. POSCO HOLDINGS INC. has an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). POSCO (Zhangjiagang) commenced production of stainless cold rolled steel products in December 1998. In 2024, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — POSCO (Zhangjiagang).”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. Krakatau POSCO Co., Ltd. (“PT. Krakatau POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. POSCO holds a 50.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2024, PT. Krakatau POSCO had an annual production capacity of 2,971 thousand tons of slabs, plates and hot rolled coils. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — PT. Krakatau POSCO.”

Vietnam. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO YAMATO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. POSCO holds a 51.0% interest in POSCO YAMATO VINA, and the plant became operational in June 2015. In 2024, POSCO YAMATO VINA had an annual production capacity of 550 thousand tons of shape steel products. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — POSCO YAMATO VINA.”

Competition

Domestic Market

POSCO is the largest fully integrated steel producer in Korea. In hot rolled products, where we believe POSCO had a domestic market share of approximately 52% in 2024, we face competition from Hyundai Steel Co., Ltd. and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe POSCO had domestic market shares of approximately 56% and 49%, respectively, in 2024, we compete with Hyundai Steel Co., Ltd., smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

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

The following table sets forth a breakdown of POSCO International’s total consolidated sales by export sales, domestic sales and third-country trades for the periods indicated:

	For the Year Ended December 31,
Sales Category	2022			2023(1)			2024(1)
	(in billions of Won, except percentages)
Export trading sales	~~W~~	14,143	37.2%	~~W~~	12,577	38.0%	~~W~~	12,416	38.4%
Domestic trading sales		5,632	14.8		7,287	22.0		5,983	18.5
Third-country trades		30,010	79.0		23,393	70.6		24,691	76.4

Total sales prior to consolidation adjustments		49,784	131.1		43,256	130.6		43,090	133.3

Consolidation adjustments		(11,806)	(31.1)		(10,136)	(30.6)		(10,761)	(33.3)

Total sales	~~W~~	37,979	100.0%	~~W~~	33,121	100.0%	~~W~~	32,329	100.0%

(1)	Including sales from the power generation business of POSCO Energy, which merged into POSCO International on January 1, 2023.

Trading Activities. POSCO International’s trading activities consist of exporting and importing a wide variety of products and commodities, including iron and steel, raw materials for steel production, non-ferrous metals, chemicals, automotive parts (including motor cores), machinery and plant equipment, electronics products, agricultural commodities and textiles. POSCO International is also engaged in third-country trade that does not involve exports from or imports to Korea. The products are obtained from and supplied to numerous suppliers and purchasers in Korea and overseas, which are procured through a global trading network comprised of overseas trading subsidiaries, branches and representative offices. Such subsidiaries and offices support POSCO International’s trading activities by locating suitable local suppliers and purchasers on behalf of customers, identifying business opportunities and providing information regarding local market conditions.

In most cases, POSCO International enters into trading transactions after the underlying sale and purchase contracts have been matched, which mitigates inventory and price risks to POSCO International. POSCO International typically enters into trading transactions as a principal, and in limited cases as an import or export agent. When acting as a principal or an agent, POSCO International derives its gross trading profit from the margin between the selling price of the products and the purchase price it pays for such products. In the case of principal transactions, the selling price is recognized as sales and the purchase price is recognized as cost of sales, while only the margin is recognized as sales in the case of agency transactions in which POSCO International does not control each good or service prior to providing the goods or services to the customer (indicators of such control include (1) primary responsibility for fulfilling the promise to provide the specified good or service, (2) inventory risk and (3) discretion in establishing the price of the specified good or service). In the instances in which it acts as an arranger for a third country transaction, POSCO International derives its gross trading profit from, and recognizes as sales, the commission paid to it by the customer. The sizes of margins and commissions for POSCO International’s trading activities vary depending on a number of factors, including prevailing supply and demand conditions for the product involved, the cost of financing, insurance, storage and transport and the creditworthiness of the customer, and tends to decline as the product or market matures.

In connection with its export and import transactions, POSCO International has trade accounts and notes receivable and payable in a number of currencies, but principally in U.S. dollars. POSCO International’s exposure to fluctuations in exchange rates, including the Won/U.S. dollar exchange rate, is limited because trading transactions typically involve matched purchase and sale contracts, which result in limited settlement exposure, and because POSCO International’s contracts with domestic suppliers of products for export and with domestic purchasers of imported products are generally denominated in U.S. dollars. Although the impact of exchange rate fluctuations is substantially mitigated by such strategies, POSCO International also periodically enters into derivative contracts, primarily currency forward contracts, to further hedge its foreign exchange risks.

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

Natural Resources Development Activities. POSCO International also invests in energy and mineral development projects throughout the world. In particular, POSCO International holds a 51.0% interest in a gas field project in Myanmar, where production of gas commenced in July 2013. POSCO International recognized revenues of Won 634 billion in 2022, Won 615 billion in 2023 and Won 605 billion in 2024 from the Myanmar gas field project. Natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO International intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

Power Generation Activities. POSCO International acquired the power generation business of POSCO Energy through its merger into POSCO International on January 1, 2023. POSCO International operates power generation facilities in Korea and Southeast Asia, including LNG combined cycle power plants. As of December 31, 2024, POSCO International’s total power generation capacity of its LNG combined cycle power plants was approximately 3,414 megawatts. As of such date, POSCO International’s total power generation capacity of its renewable solar energy facilities was approximately 15 megawatts and its onshore wind power energy facilities was approximately 63 megawatts.

POSCO International also operates an LNG receiving terminal with an aggregate capacity to process approximately 6.0 million tons of LNG annually in Gwangyang as of December 31, 2024. In addition, POSCO International participates in LNG trading, LNG tank rental services and LNG ship trial operations in order to achieve maximum operational efficiency of our LNG terminal.

POSCO International also engages in fuel cell facility installation and operation services, as well as selectively seeks opportunities to expand into solar, wind and other renewable energy businesses in order to become an integrated provider of energy solutions.

Competition

POSCO International competes principally with other Korean general trading companies that are affiliated with major domestic business groups, as well as global trading companies based in other countries. In the domestic market, competition for export transactions on behalf of domestic suppliers and import transactions on behalf of domestic purchasers was limited, as most affiliated general trading companies of large Korean business groups generally relied on affiliate transactions for the bulk of their trading business. However, in recent years, many of these Korean general trading companies have reduced their reliance on their affiliated business group and transactions carried out on behalf of their member companies and instead have generally evolved to focus on segments of the import and export markets in which they have a competitive advantage. As a result, competition among Korean general trading companies in the area of traditional trade has become more intense. POSCO International’s principal competitors in the overseas trading markets include Korean trading companies that operate in various international markets, as well as foreign trading companies, particularly those based in Japan. As POSCO International diversifies into businesses other than traditional trading such as natural resources development, it also increasingly competes with other Korean and international companies involved in these businesses. POSCO International’s power generation business competes principally with private-sector power generation companies in Korea that are affiliated with major domestic business groups, including SK Innovation Co., Ltd. and GS EPS Co., Ltd.

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

POSCO DX’s operational technology services primarily relate to automation of factory equipment and manufacturing processes and provision of energy efficiency solutions. POSCO DX also provides system engineering services targeting specific areas of operational processes, including automation of logistical operations and buildout and management of pollutant monitoring systems and intelligent transportation systems. For example, POSCO DX implemented a baggage handling system that is a comprehensive logistics system that automatically classifies and transports passenger baggage to the boarding aircraft at Incheon International Airport. In addition, POSCO DX utilizes digital twin, a convergence technology that replicates a real-world object in a virtual environment, to improve decision-making and optimize processes. POSCO DX also provides industrial robot automation services ranging from consulting, design, construction and operation relating to robot applications based on software technology.

POSCO FLOW. POSCO FLOW provides a wide range of integrated logistics services. It engages in the operation of central terminal systems for transportation, storage and processing of raw materials. POSCO FLOW also offers optimized logistics solutions for a wide range of products including steel products, industrial parts, grains, natural gas and construction equipment and materials.

Competition. POSCO DX competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS Co., Ltd., LG CNS Co., Ltd. and SK Inc. C&C. POSCO FLOW competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis Co., Ltd., Samsung SDS Co., Ltd. and LX Pantos Co., Ltd.

Secondary Battery Materials Segment

POSCO Future M

POSCO Future M manufactures anode and cathode materials, which are two of the main components of rechargeable batteries. POSCO Future M sells such materials primarily to Korea’s leading electric vehicle battery manufacturers such as LG Energy Solution, Ltd., Samsung SDI Co., Ltd. and SK On Co., Ltd., as well as to their joint ventures with global automotive manufacturers.

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

The following table sets forth a breakdown of POSCO Future M’s total consolidated sales by major product categories for the periods indicated:

	For the Year Ended December 31,
Products	2022			2023			2024
	(in billions of Won, except percentages)
Energy materials (including battery materials)	~~W~~	1,938	58.7%	~~W~~	3,362	70.6%	~~W~~	2,340	63.2%
Quicklime and other chemical products		812	24.6		857	18.0		853	23.0
Refractories		552	16.7		541	11.4		507	13.7

Total sales	~~W~~	3,302	100.0%	~~W~~	4,760	100.0%	~~W~~	3,700	100.0%

Competition. In the energy materials market, POSCO Future M competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. In its legacy business areas of refractories and lime chemicals, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co., Ltd.

Investments in Lithium Hydroxide and Lithium Carbonate Production Projects

Through investments made by POSCO HOLDINGS INC., we engage in natural resources development and production projects for lithium hydroxide and lithium carbonate, which are key materials for the production of cathode materials.

POSCO Argentina. In 2018, POSCO Argentina, a wholly owned subsidiary of POSCO HOLDINGS INC., acquired a salt lake located in Salta and Catamarca provinces of Argentina. In August 2024, POSCO Argentina completed stage one of its construction of a commercialization plant adjacent to the lake for the production of lithium hydroxide.

As of December 31, 2024, the construction schedule and related costs of the project were as follows:

Project	Expected Completion Date	Total Cost of Project	Estimated Remaining Cost of Completion as of December 31, 2024
		(In billions of Won)
Construction of salt water lithium commercialization plant – stage two	August 2025	1,246	401

Upon completion of both stages, the commercialization plant is expected to have an annual production capacity of 25 thousand tons of lithium hydroxide and 23 thousand tons of lithium carbonate.

POSCO Pilbara Lithium Solution. In 2018, we acquired a 2.74% stake in Pilbara Minerals Limited (“Pilbara Minerals”) and secured off-taking of spodumene mineral from the Pilgangoora Project, which is located 120 kilometers from Port Hedland in Western Australia’s resource-rich Pilbara region. POSCO Pilbara Lithium Solution, a joint venture with Pilbara Minerals in which POSCO HOLDINGS INC. holds a 82% interest, completed construction of a commercialization plant in Yulchon industrial complex in Gwangyang for the production of lithium hydroxide in November 2024. We are currently in the process of ramping up production at such plant, which currently has an annual production capacity of 43 thousand tons of lithium hydroxide.

Others Segment

Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Government Regulations

Pursuant to the Monopoly Regulation and Fair Trade Act of Korea, we, as a non-financial holding company, are required to maintain the shareholding ratio of our subsidiaries above a certain threshold (i.e., 30% in case of a public company and 50% in case of a private company) and are also required to maintain our liabilities-to-equity ratio below 200%. In addition, we may not own the shares of any Korean companies that are not our affiliates in excess of 5% of the total outstanding shares of such company (except under certain exempted cases) nor control any Korean financial institutions or insurance companies. We are also required to annually report to the Korea Fair Trade Commission whether we have complied with such restrictive requirements. In the event we breach such obligations, we will be subject to administrative penalty.

Item 4.C. Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2024:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO	Korea	100.0%
POSCO International Corporation	Korea	73.0%
POSCO Eco & Challenge Co., Ltd	Korea	52.8%
POSCO DX Co, Ltd.	Korea	65.5%
POSCO Future M Co., Ltd.	Korea	59.7%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (1)	China	82.5%

(1)	POSCO HOLDINGS INC. holds a 58.6% interest and POSCO-China holds a 23.9% interest.

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

Steel Segment

POSCO’s principal properties are Pohang Works, which is located at Youngil Bay on the southeastern coast of Korea, and Gwangyang Works, which is located in Gwangyang in the southwestern region of Korea. POSCO also maintains and operates production properties abroad, including plants operated by PT. Krakatau POSCO in Indonesia and POSCO YAMATO VINA in Vietnam. POSCO (Zhangjiagang), our consolidated subsidiary, also operates production properties in Zhangjiagang, China for the production of stainless steel products. For a discussion of such operations, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment — Steel Making Operations Located Outside Korea.”

Infrastructure Business

POSCO International’s principal properties are LNG combined cycle power generation facilities located in Incheon and LNG terminal facilities located in Gwangyang.

Secondary Battery Materials Segment

POSCO Future M’s principal properties are (i) plants for the production of cathode materials located in Korea (Gwangyang and Pohang), Quebec, Canada and Tongxiang, China, (ii) plants for the production of anode materials located in Sejong and Pohang, (iii) plants for the production of quicklime located in Korea (Gwangyang and Pohang) and Banten, Indonesia, and (iv) plants for the production of refractories located in Pohang, Korea and Jiangsu Province, China.

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

Capacity Utilization Rates

The following table sets out the aggregate capacity utilization rates of Pohang Works and Gwangyang Works for the periods indicated.

	As of or for the Year Ended December 31,
	2022	2023	2024
Crude steel and stainless steel production capacity for the year (million tons per year)	40.68	40.68	40.46
Actual crude steel and stainless steel output (million tons)	34.22	35.68	35.05
Capacity utilization rate (%) (1)	84.1%	87.7%	86.6%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

Steel Production Facilities Abroad

PT. Krakatau POSCO

The following table sets out PT. Krakatau POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2022	2023	2024
Crude steel production capacity for the year (million tons per year)	3.00	3.00	2.97
Actual crude steel output (million tons)	3.03	3.01	2.98
Capacity utilization rate (%) (1)	101.0%	100.5%	100.3%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO (Zhangjiagang)

The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2022	2023	2024
Crude steel and stainless steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel and stainless steel output (million tons)	0.99	0.84	0.77
Capacity utilization rate (%) (1)	89.9%	76.3%	69.8%

(1)	Calculated by dividing actual crude steel and stainless steel output by the actual crude steel and stainless steel production capacity for the relevant period as determined by us.

POSCO YAMATO VINA

The following table sets out POSCO YAMATO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2022	2023	2024
Crude steel production capacity for the year (million tons per year)	0.55	0.55	0.55
Actual crude steel output (million tons)	0.40	0.42	0.49
Capacity utilization rate (%) (1)	72.2%	75.5%	88.2%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•	Infrastructure Business. Our Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such segment is divided into three operations as follows:

➢

Trading Segment. The Trading Segment of our Infrastructure Business consists primarily of the global trading activities, natural resources development activities and power generation activities of POSCO International. POSCO International exports and imports a wide range of steel products that are both obtained from and supplied to POSCO, as well as steel and other products from and to other suppliers and purchasers in Korea and overseas. On January 1, 2023, POSCO Energy, Korea’s largest domestic private power utility company and a provider of alternative low-carbon energy solutions, merged into POSCO International.

➢

Construction Segment. The Construction Segment of our Infrastructure Business consists primarily of POSCO E&C’s planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas.

➢

Logistics and Others Segment. The Logistics and Others Segment of our Infrastructure Business consists primarily of the information technology and operational technology services of POSCO DX and the integrated logistics services of POSCO FLOW.

•

Secondary Battery Materials Segment. Our Secondary Battery Materials Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including anode and cathode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

Factors Affecting Our Results of Operations and Financial Condition

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix for steel products;

•	costs and production efficiency; and

•	exchange rate fluctuations.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Unit Prices and Product Mix for Steel Products

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

In 2023, the unit sales price in Won for each of our principal product lines of steel products decreased compared to 2022 primarily due to continued weakness in global economic conditions. The weighted average unit price for our principal product lines of steel products decreased by 11.3% from 2022 to 2023, the impact of which was offset in part by the depreciation in the average value of the Won against the U.S. dollar in 2023 compared to 2022 that increased our export prices in Won terms. The Market Average Exchange Rate depreciated from an average of Won 1,292.0 to US$1.00 in 2022 to an average of Won 1,305.4 to US$1.00 in 2023.

The unit sales price of plates, which accounted for 16.2% of total sales volume of our principal steel products, decreased by 13.7% in 2023 compared to 2022. The unit sales price of stainless steel products, which accounted for 8.5% of total sales volume of such products, decreased by 13.4% in 2023 compared to 2022. The unit sales price of wire rods, which accounted for 5.6% of total sales volume of such products, decreased by 12.3% in 2023 compared to 2022. The unit sales price of hot rolled products, which accounted for 33.9% of total sales volume of such products, decreased by 11.6% in 2023 compared to 2022. The unit sales price of silicon steel sheets, which accounted for 1.8% of total sales volume of such products, decreased by 3.3% in 2023 compared to 2022. The unit sales price of cold rolled products, which accounted for 33.9% of total sales volume of such products, decreased by 2.9% in 2023 compared to 2022.

In 2024, the unit sales price in Won for each of our principal product lines of steel products decreased compared to 2023 primarily due to continued weakness in global economic conditions. The weighted average unit price for our principal product lines of steel products decreased by 4.3% from 2023 to 2024, the impact of which was offset in part by the depreciation in the average value of the Won against the U.S. dollar in 2024 compared to 2023 that increased our export prices in Won terms. The Market Average Exchange Rate depreciated from an average of Won 1,305.4 to US$1.00 in 2023 to an average of Won 1,364.0 to US$1.00 in 2024.

The unit sales price of plates, which accounted for 16.1% of total sales volume of our principal steel products, decreased by 9.8% in 2024 compared to 2023. The unit sales price of silicon steel sheets, which accounted for 2.1% of total sales volume of such products, decreased by 8.9% in 2024 compared to 2023. The unit sales price of stainless steel products, which accounted for 8.6% of total sales volume of such products, decreased by 6.5% in 2024 compared to 2023. The unit sales price of hot rolled products, which accounted for 32.5% of total sales volume of such products, decreased by 3.8% in 2024 compared to 2023. The unit sales price of cold rolled products, which accounted for 35.4% of total sales volume of such products, decreased by 3.1% in 2024 compared to 2023. The unit sales price of wire rods, which accounted for 5.2% of total sales volume of such products, decreased by 1.2% in 2024 compared to 2023.

The table below sets out the average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2022		2023		2024
	(In thousands of Won per ton)
Cold rolled products	~~W~~	1,254	~~W~~	1,218	~~W~~	1,180
Hot rolled products		1,058		935		900
Stainless steel products		3,686		3,192		2,985
Plates		1,224		1,056		953
Wire rods		1,267		1,112		1,098
Silicon steel sheets		2,099		2,030		1,848

Average (1)	~~W~~	1,436	~~W~~	1,273	~~W~~	1,218

(1)

“Average” prices are based on the weighted average, by sales volume, of our sales for the listed principal products produced by us and directly sold to external customers. See “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment — Major Products.” The average unit sales price calculation does not include sales results of steel products categorized as “others.”

Costs and Production Efficiency

Our major costs and operating expenses are raw material purchases, depreciation, labor and other purchases. The table below sets out our cost of sales and selling and administrative expenses as a percentage of our revenue as well as gross profit margin and operating profit margin for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	(Percentage of revenue)
Cost of sales	91.0%	91.7%	92.5%
Selling and administrative expenses	3.3	3.7	4.4
Gross profit margin (1)	9.0	8.3	7.5
Operating profit margin (2)	5.1	3.6	2.0

(1)	Ratio of gross profit to revenue.

(2)	Ratio of operating profit to revenue.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
Crude steel and stainless steel production capacity (million tons per year)	45.3	45.3	45.1
POSCO	40.7	40.7	40.5
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO (Zhangjiagang)	1.1	1.1	1.1
POSCO YAMATO VINA	0.6	0.6	0.6
Actual crude steel and stainless steel output (million tons)	38.6	39.9	39.2
POSCO	34.2	35.7	35.0
PT. Krakatau POSCO	3.0	3.0	3.0
POSCO (Zhangjiagang)	1.0	0.8	0.8
POSCO YAMATO VINA	0.4	0.4	0.5
Capacity utilization rate (%)	85.2%	88.1%	87.1%
POSCO	84.1%	87.7%	86.6%
PT. Krakatau POSCO	101.0%	100.5%	100.3%
POSCO (Zhangjiagang)	89.9%	76.3%	69.8%
POSCO YAMATO VINA	72.2%	75.5%	88.2%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2024, 62.8% of the Steel Segment’s total revenue was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recognized may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

•	an increase in the amount of Won required for us to make interest and principal payments on our foreign currency-denominated debt;

•

an increase in Won terms in the costs of raw materials and equipment that we purchase from overseas sources and a substantial portion of our freight costs, which are denominated primarily in U.S. dollars; and

•	foreign exchange translation losses on foreign currency-denominated liabilities, which lower our earnings for accounting purposes.

Appreciation of the Won against major currencies, on the other hand, causes:

•	our export products to be less competitive by raising our prices in U.S. dollar, Yen and Yuan terms; and

•	a reduction in net sales and trade accounts and notes receivables in Won from export sales, which are primarily denominated in U.S. dollars and to a lesser extent in Yen and Yuan.

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

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this annual report, we also prepare consolidated financial statements in accordance with K-IFRS as adopted by the Korea Accounting Standards Board, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

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

The table below sets forth a reconciliation of our operating profit and net income or loss as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2022, 2023 and 2024 to our operating profit and net income or loss in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2022		2023		2024
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	~~W~~	4,342	~~W~~	2,738	~~W~~	1,452
Additions:
Other bad debt expenses		15		291		69
Loss on disposals of assets held for sale		4		103		34
Loss on disposals of investments in subsidiaries, associates and joint ventures		12		18		73
Loss on disposals of property, plant and equipment		111		126		85
Impairment loss on property, plant and equipment		213		276		608
Impairment loss on intangible assets		371		130		48
Loss on valuation of firm commitment		156		47		40
Idle tangible asset expenses		18		4		3
Increase to provisions		89		38		85
Donations		81		67		75
Others		69		94		63

Total		1,138		1,196		1,184

Deductions:
Recovery of allowance for other bad debt accounts		(5)		(8)		(18)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(14)		(197)		(14)
Gain on disposals of property, plant and equipment		(19)		(9)		(27)
Gain on valuation of firm commitment		(182)		(11)		(47)
Reversal of other provisions		(5)		(9)		(16)
Gain on insurance claim		(238)		(13)		(158)
Gain on bargain purchases		—		(41)		—
Gain on disposal of emission rights		(5)		(26)		(0)
Others		(129)		(88)		(108)

Total		(597)		(402)		(387)

Revenue recognition related to development and sale of real estate		(253)		71		(771)
Cost of sales recognition related to development and sale of real estate		220		(71)		696

Operating profit under K-IFRS	~~W~~	4,850	~~W~~	3,531	~~W~~	2,174

Profit under IFRS as issued by the IASB	~~W~~	3,586	~~W~~	1,846	~~W~~	1,005
Adjustments related to development and sale of real estate:
Revenue		(253)		71		(771)
Cost of sales		220		(71)		696
Income tax expense		8		0		17

Profit under K-IFRS	~~W~~	3,560	~~W~~	1,846	~~W~~	948

Operating Results – 2023 Compared to 2024

The following table presents our consolidated statement of comprehensive income information and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Revenue	~~W~~	77,057	~~W~~	73,459	~~W~~	(3,597)	(4.7)
Cost of sales		70,639		67,971		(2,668)	(3.8)

Gross profit		6,417		5,488		(929)	(14.5)
Selling and administrative expenses:
Other administrative expenses (1)		2,652		3,004		353	13.3
Selling expenses		234		235		1	0.6
Other operating income and expenses:
Other operating income (2)		402		387		(15)	(3.7)
Other operating expenses (3)		1,196		1,184		(12)	(1.0)

Operating profit		2,738		1,452		(1,286)	(47.0)
Share of profit (loss) of equity-accounted investees, net		270		(256)		(526)	N.A. (4)
Finance income		3,831		5,212		1,381	36.0
Finance costs		4,203		5,081		878	20.9

Profit before income taxes		2,635		1,326		(1,309)	(49.7)
Income tax expense		789		321		(468)	(59.3)

Profit		1,846		1,005		(841)	(45.6)
Profit attributable to owners of the controlling company		1,698		1,125		(573)	(33.7)
Profit attributable to non-controlling interests		148		(120)		(268)	N.A. (4)

(1)	In 2023, includes reversal of impairment loss on trade accounts and notes receivable of Won 18 billion.

(2)	In 2023, includes recovery of allowance for other bad debt accounts of Won 8 billion.

(3)	In 2023, includes other bad debt expenses of Won 291 billion (including impairment loss on other receivables of Won 284 billion).

(4)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	~~W~~	40,393	~~W~~	39,104	~~W~~	(1,289)	(3.2)
Internal revenue		23,145		23,097		(49)	(0.2)

Sub-total		63,539		62,201		(1,338)	(2.1)

Infrastructure Business — Trading Segment
External revenue		24,034		22,804		(1,230)	(5.1)
Internal revenue		18,910		20,099		1,189	6.3

Sub-total		42,944		42,903		(40)	(0.1)

Infrastructure Business — Construction Segment
External revenue		8,301		7,473		(828)	(10.0)
Internal revenue		1,966		2,357		390	19.8

Sub-total		10,268		9,830		(438)	(4.3)

Infrastructure Business — Logistics and Others Segment
External revenue		471		422		(49)	(10.4)
Internal revenue		3,475		3,717		242	7.0

Sub-total		3,946		4,139		193	4.9

Secondary Battery Materials Segment
External revenue		3,816		2,813		(1,003)	(26.3)
Internal revenue		1,006		1,017		11	1.1

Sub-total		4,822		3,830		(992)	(20.6)

Others Segment:
External revenue		113		73		(40)	(35.2)
Internal revenue		1,450		2,038		589	40.6

Sub-total		1,562		2,111		549	35.1

Total revenue prior to consolidation adjustments		127,080		125,014		(2,066)	(1.6)

Consolidation adjustments		(49,953)		(52,326)		2,373	4.8

Basis difference adjustments (1)		(71)		771		842	N.A. (2)

Revenue	~~W~~	77,057	~~W~~	73,459		(3,597)	(4.7)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of the Infrastructure Business in connection with the development and sales of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue decreased by 4.7%, or Won 3,597 billion, from Won 77,057 billion in 2023 to Won 73,459 billion in 2024 due to decreases in external revenues of each of our segments, particularly external revenues of the Steel Segment, the Trading Segment of the Infrastructure Business, the Secondary Battery Materials Segment and the Construction Segment of the Infrastructure Business. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 3.2%, or Won 1,289 billion, from Won 40,393 billion in 2023 to Won 39,104 billion in 2024 due to a decrease in the average unit sales price per ton of our principal steel products, which was offset in part by an increase in the sales volume of our principal steel products. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 4.3% from Won 1,272,754 per ton in 2023 to Won 1,217,705 per ton in 2024 primarily due to continued weakness in global economic conditions, which impact was offset in part by depreciation of the Won against the U.S. dollar in 2024 that increased our export prices in Won terms during 2024. On the other hand, the overall sales volume of our principal steel products increased by 1.1%, from 28.8 million tons in 2023 to 29.2 million tons in 2024. Such factors were principally attributable to the following:

•

The unit sales price in Won of each of our principal product lines decreased from 2023 to 2024. The unit sales prices in Won of plates, silicon steel sheets, stainless steel products, hot rolled products, cold rolled products and wire rods decreased by 9.8%, 8.9%, 6.5%, 3.8%, 3.1% and 1.2%, respectively, from 2023 to 2024. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Unit Prices and Product Mix” above.

•

The sales volume of silicon steel sheets, cold rolled products, stainless steel products and plates increased by 19.6%, 5.7%, 2.0% and 0.6%, respectively, from 2023 to 2024. On the other hand, the sales volume of wire rods and hot rolled products decreased by 5.9% and 3.2%, respectively, from 2023 to 2024. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Steel Segment — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 2.1%, or Won 1,338 billion, from Won 63,539 billion in 2023 to Won 62,201 billion in 2024 as internal revenue from inter-company transactions decreased by 0.2%, or Won 49 billion, from Won 23,145 billion in 2023 to Won 23,097 billion in 2024 primarily due to a decrease in the sale prices of steel products sold through trading subsidiaries.

Trading Segment of the Infrastructure Business. External revenue from the Trading Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 5.1%, or Won 1,230 billion, from Won 24,034 billion in 2023 to Won 22,804 billion in 2024 primarily due to decreases in the prices of steel products traded by POSCO International and the trading volume of non-steel products traded by POSCO International reflecting deterioration in global economic conditions, the aggregate impact of which was offset in part by (i) depreciation of the Won against the U.S. dollar in 2024 that increased our export prices in Won terms during 2024 and (ii) increase in the sales volume of steel products traded by POSCO International.

Total revenue from the Trading Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 0.1%, or Won 40 billion, from Won 42,944 billion in 2023 to Won 42,903 billion in 2024 as internal revenue from inter-company transactions increased by 6.3%, or Won 1,189 billion, from Won 18,910 billion in 2023 to Won 20,099 billion in 2024 primarily due to increases in the volume of steel products traded as inter-company transactions.

Construction Segment of the Infrastructure Business. External revenue from the Construction Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 10.0%, or Won 828 billion, from Won 8,301 billion in 2023 to Won 7,473 billion in 2024 primarily due to decreases in external revenues from plant construction projects and infrastructure projects.

Total revenue from the Construction Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 4.3%, or Won 438 billion, from Won 10,268 billion in 2023 to Won 9,830 billion in 2024 as internal revenue from inter-company transactions increased by 19.8%, or Won 390 billion, from Won 1,966 billion in 2023 to Won

2,357 billion in 2024 primarily due to an increase in the construction activities for member companies of the POSCO Group from 2023 to 2024.

Logistics and Others Segment of the Infrastructure Business. External revenue from the Logistics and Others Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 10.4%, or Won 49 billion, from Won 471 billion in 2023 to Won 422 billion in 2024, primarily due to a decrease in revenue from automation of logistical operation services provided by POSCO DX to its external customers following general slowdowns in economic activity.

Total revenue from the Logistics and Others Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 4.9%, or Won 193 billion, from Won 3,946 billion in 2023 to Won 4,139 billion in 2024 as internal revenue from inter-company transactions increased by 7.0%, or Won 242 billion, from Won 3,475 billion in 2023 to Won 3,717 billion in 2024 primarily due to an increase in inter-company transactions as a result of the integration of the secondary battery related logistics activities.

Secondary Battery Materials Segment. External revenue from the Secondary Battery Materials Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 26.3%, or Won 1,003 billion, from Won 3,816 billion in 2023 to Won 2,813 billion in 2024, primarily due to a decrease in sales of anode and cathode materials used, among others, in the production of electric batteries. Global demand for electric vehicles has decreased in recent years, which in turn decreased demand for anode and cathode materials from our key customers in 2024 compared to 2023.

Total revenue from the Secondary Battery Materials Segment, which includes internal revenue from inter-company transactions, decreased by 20.6%, or Won 992 billion, from Won 4,822 billion in 2023 to Won 3,830 billion in 2024 as internal revenue from inter-company transactions increased by 1.1%, or Won 11 billion, from Won 1,006 billion in 2023 to Won 1,017 billion in 2024 primarily due to an increase in POSCO Future M’s revenue from sales of scrap, refractory drying and repair services to member companies of the POSCO group from 2023 to 2024.

Others Segment. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 35.2%, or Won 40 billion, from Won 113 billion in 2023 to Won 73 billion in 2024, primarily due to a decrease in dividend income following disposals of certain of our investments in financial companies.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 35.1%, or Won 549 billion, from Won 1,562 billion in 2023 to Won 2,111 billion in 2024 as internal revenue from inter-company transactions increased by 40.6%, or Won 589 billion, from Won 1,450 billion in 2023 to Won 2,038 billion in 2024 primarily due to an increase in dividend payments from our subsidiaries.

Cost of Sales

Our cost of sales decreased by 3.8%, or Won 2,668 billion, from Won 70,639 billion in 2023 to Won 67,971 billion in 2024 primarily due to decreases in the average prices in Won terms of some of our key raw materials for POSCO, the impact of which was partially offset by (i) depreciation of the Won against the U.S. dollar, which increased the price of our imported raw materials in Won terms and (ii) an increase in the production volume of finished steel products sold by us. With respect to the principal raw materials for our steel products, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) decreased from US$296 in 2023 to US$240 in 2024. In addition, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) decreased from US$120 in 2023 to US$109 in 2024.

Gross Profit

Our gross profit decreased by 14.5%, or Won 929 billion, from Won 6,417 billion in 2023 to Won 5,488 billion in 2024 primarily due to (i) a decrease in the average unit sales price in Won terms of the steel products sold by us that outpaced a decrease in the average prices in Won terms of the principal raw materials used to manufacture such products, (ii) a decrease in gross profit from POSCO Future M reflecting a slowdown in demand for anode materials, (iii) a decrease in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2024, and (iv) a decrease in gross profit from POSCO International’s trading activities. Our gross profit margin, which is gross profit as a percentage of revenue, decreased from 8.3% in 2023 to 7.5% in 2024.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Freight and custody expenses	~~W~~	56	~~W~~	35		(21)	(37.8)
Sales commissions		68		102		34	49.9
Sales promotion		10		10		0	4.0
Sales insurance premium		32		32		1	1.6
Contract cost		46		35		(11)	(23.9)
Others		23		21		(2)	(7.0)

Total selling expenses	~~W~~	234	~~W~~	235		1	0.6

Wages and salaries	~~W~~	1,156	~~W~~	1,212	~~W~~	56	4.8
Expenses related to post-employment benefits		93		136		44	47.0
Other employee benefits		273		300		27	9.9
Travel		48		48		(0)	(0.6)
Depreciation		160		174		14	8.6
Amortization		96		113		17	17.8
Taxes and public dues		101		95		(6)	(5.9)
Rental		48		45		(3)	(5.8)
Advertising		107		102		(5)	(4.6)
Research and development		175		208		32	18.5
Service fees		235		269		34	14.4
Bad debt expenses (reversal)		(18)		134		152	N.A. (1)
Others		177		169		(8)	(4.8)

Total other administrative expenses	~~W~~	2,652	~~W~~	3,004		353	13.3

Total selling and administrative expenses	~~W~~	2,885	~~W~~	3,239		354	12.3

(1)	N.A. means not applicable.

Our selling and administrative expenses increased by 12.3%, or Won 354 billion, from Won 2,885 billion in 2023 to Won 3,239 billion in 2024 primarily due to (i) recognition of reversal of impairment loss on trade accounts and notes receivable in 2023 compared to bad debt expenses recognized on trade accounts and notes receivable in 2024 and (ii) increases in wages and salaries and expenses related to post-employment benefits, the impact of which was partially offset by a decrease in freight and custody expenses. Such factors were principally attributable to the following:

•

In 2023, we recognized reversal of impairment loss on trade accounts and notes receivable of Won 18 billion that primarily related to trading activities of POSCO International. In 2024, we recognized bad debt expenses on trade accounts and notes receivable of Won 134 billion that primarily related to construction activities of POSCO E&C.

•	Our wages and salaries increased by 4.8%, or Won 56 billion, from Won 1,156 billion in 2023 to Won 1,212 billion in 2024 primarily due to increases in wage levels.

•

Our expenses related to post-employment benefits increased by 47.0%, or Won 44 billion, from Won 93 billion in 2023 to Won 136 billion in 2024 primarily due to the implementation of voluntary retirement programs at certain of our sales subsidiaries in 2024.

•	Our freight and custody expenses decreased by 37.8%, or Won 21 billion, from Won 56 billion in 2023 to Won 35 billion in 2024 primarily due to a general decrease in freight unit shipping prices.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Recovery of allowance for other bad debt accounts	~~W~~	8	~~W~~	18	~~W~~	10	136.6
Gain on disposals of investments in subsidiaries, associates and joint ventures		197		14		(183)	(92.8)
Gain on disposals of property, plant and equipment		9		27		17	182.7
Gain on valuation of firm commitment		11		47		35	308.0
Reversal of other provisions		9		16		7	84.6
Gain on insurance claim		13		158		144	1,101.1
Gain on bargain purchase		41		—		(41)	(100.0)
Gain on disposal of emission rights		26		0		(26)	(100.0)
Others		88		108		20	23.2

Total other operating income	~~W~~	402	~~W~~	387		(15)	(3.7)

Our other operating income decreased by 3.7%, or Won 15 billion, from Won 402 billion in 2023 to Won 387 billion in 2024 primarily due to decreases in gain on disposals of investments in subsidiaries, associates and joint ventures and gain on bargain purchase, the impact of which was partially offset by increases in gain on insurance claim and gain on valuation of firm commitment. Such factors were principally attributable to the following:

•

Our gain on disposals of investments in subsidiaries, associates and joint ventures decreased significantly by 92.8%, or Won 183 billion, from Won 197 billion in 2023 to Won 14 billion in 2024. In 2023, such gain related primarily to our recognition of Won 185 billion of gain on disposal of investments in associates related to reclassification of QSONE Co., Ltd. as a consolidated subsidiary following our acquisition of the remaining 50% of its shares, which had been previously classified as an investment in associates.

•	We recognized gain on bargain purchase of Won 41 billion in 2023 related to our acquisition of additional shares of QSONE Co., Ltd. as described above, compared to no such gain in 2024.

•

Our gain on insurance claim increased by 1,101.1%, or Won 144 billion, from Won 13 billion in 2023 to Won 158 billion in 2024 primarily due to significant insurance payments received in 2024 in relation to the flooding caused by Typhoon Hinnamnor at Pohang Works’ facilities in September 2022 compared to no such payments in 2023.

•

Our gain on valuation of firm commitment increased by 308.0%, or Won 35 billion, from Won 11 billion in 2023 to Won 47 billion in 2024 primarily due to increases in the prices of non-ferrous metals relating to certain of our firm commitments.

The following table presents a breakdown of our other operating expenses and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Other bad debt expenses(1)	~~W~~	291	~~W~~	69	~~W~~	(222)	(76.3)
Loss on disposals of assets held for sale		103		34		(69)	(67.2)
Loss on disposals of investments in subsidiaries, associates and joint ventures		19		73		55	289.7
Loss on disposals of property, plant and equipment		126		85		(41)	(32.3)
Impairment loss on property, plant and equipment		276		608		332	120.5
Impairment loss on intangible assets		130		48		(82)	(63.1)
Loss on valuation of firm commitment		47		40		(7)	(14.9)
Idle tangible asset expenses		4		3		(1)	(17.7)
Increase to provisions		38		85		46	120.6
Donations		67		75		8	11.7
Others		94		63		(31)	(32.8)

Total other operating expenses	~~W~~	1,196	~~W~~	1,184		(12)	(1.0)

(1)	In 2023, includes impairment loss on other receivables of Won 284 billion.

Our other operating expenses decreased by 1.0%, or Won 12 billion, from Won 1,196 billion in 2023 to Won 1,184 billion in 2024 primarily due to decreases in other bad debt expenses, impairment loss on intangible assets and loss on disposals of assets held for sale, the impact of which was substantially offset by an increase in impairment loss on property, plant and equipment. Such factors were principally attributable to the following:

•

Our other bad debt expenses decreased by 76.3%, or Won 222 billion, from Won 291 billion in 2023 to Won 69 billion in 2024. In 2023, such impairment loss related primarily to projects of FQM Australia Nickel. In 2024, such impairment loss related primarily to loans and other accounts receivables of POSCO International, POSCO E&C and POSCO Canada Ltd.

•

Our impairment loss on intangible assets decreased by 63.1%, or Won 82 billion, from Won 130 billion in 2023 to Won 48 billion in 2024. In 2023, POSCO Canada Ltd. recognized impairment loss on intellectual property rights of Won 89 billion related to its investment-in-kind of the assets and liabilities of Greenhills Mine Unincorporated Joint Venture to a new partnership established by Teck Coal Partnership. In 2024, our impairment loss on intangible assets related primarily to impairment losses on goodwill relating to POSCO VST Co., Ltd.

•

Our loss on disposals of assets held for sale decreased by 67.2%, or Won 69 billion, from Won 103 billion in 2023 to Won 34 billion in 2024. In 2023, such loss on disposal of assets held for sale related primarily to our disposal of CSP – Compania Siderurgica do Pecem. In 2024, such loss on disposals of assets held for sale primarily related to the disposal of POSCO Canada Ltd.’s interest in the Greenhills Mine Unincorporated Joint Venture.

•

Our impairment loss on property, plant and equipment increased by 120.5%, or Won 332 billion, from Won 276 billion in 2023 to Won 608 billion in 2024. In 2023, such impairment loss primarily related to termination of operations of certain lithium production facilities located in Gwangyang and Argentina. In 2024, such impairment loss primarily related to impairment losses on certain anode and cathode materials facilities that were in long-term idle status or that did not meet anticipated economic performance.

Operating Profit

Due to the factors described above, our operating profit decreased by 47.0%, or Won 1,286 billion, from Won 2,738 billion in 2023 to Won 1,452 billion in 2024. Our operating profit margin, which is operating profit as a percentage of revenue, decreased from 3.6% in 2023 to 2.0% in 2024.

Share of Profit (Loss) of Equity-Accounted Investees

We recorded share of profit of equity-accounted investees (net) of Won 270 billion in 2023 and share of loss of equity-accounted investees (net) of Won 256 billion in 2024.

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

In 2024, we recognized a net loss from our proportionate share of equity-accounted investees of Won 256 billion primarily due to our share of losses of Won 266 billion from NCR LLC, Won 117 billion from Zhejiang Huayou-POSCO ESM Co., Ltd., Won 62 billion from SNNC and Won 49 billion from HBIS-POSCO Automotive Steel Co., Ltd., the aggregate impact of which was partially offset by our share of gain of Won 203 billion from Roy Hill Holdings Pty Ltd. See Note 11 to the Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Interest income	~~W~~	502	~~W~~	577	~~W~~	75	14.9
Dividend income		50		77		27	53.4
Gain on foreign currency transactions		1,661		1,420		(241)	(14.5)
Gain on foreign currency translations		293		1,188		895	305.9
Gain on derivatives transactions		333		438		105	31.5
Gain on valuations of derivatives		201		899		697	346.8
Gain on disposals of financial assets at fair value through profit or loss		204		165		(39)	(19.3)
Gain on valuations of financial assets at fair value through profit or loss		572		201		(371)	(64.9)
Gain on valuations of financial liabilities at fair value through profit or loss		—		239		239	N.A. (1)
Others		15		9		(6)	(38.5)

Total finance income	~~W~~	3,831	~~W~~	5,212		1,381	36.0

Interest expenses	~~W~~	1,001	~~W~~	1,052	~~W~~	50	5.0
Loss on foreign currency transactions		1,595		1,448		(147)	(9.2)
Loss on foreign currency translations		706		1,900		1,195	169.2
Loss on derivatives transactions		320		318		(2)	(0.8)
Loss on valuations of derivatives		77		109		31	40.2
Loss on disposal of trade accounts and notes receivable		85		83		(2)	(2.4)
Loss on disposals of financial assets at fair value through profit or loss		13		28		15	110.0
Loss on valuations of financial assets at fair value through profit or loss		51		81		29	57.0
Loss on valuations of financial liabilities at fair value through profit or loss		306		—		306	(100.0)
Others		48		63		15	31.9

Total finance costs	~~W~~	4,203	~~W~~	5,081		878	20.9

(1)	N.A. means not applicable.

Our net loss on foreign currency translations increased by 72.5%, or Won 300 billion, from Won 413 billion in 2023 to Won 713 billion in 2024, as the Won depreciated against the U.S. dollar at year-end in 2023 and further depreciated (to a much greater extent) at year-end in 2024. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from Won 1,267.3 to US$1.00 as of December 31, 2022 to Won 1,289.4 to US$1.00 as of December 31, 2023, and further depreciated to Won 1,470.0 to US$1.00 as of December 31, 2024. In addition, we recognized net gain on foreign currency transactions of Won 65 billion in 2023 compared to net loss on foreign currency transactions of Won 28 billion in 2024, as the average value of the Won against the U.S. dollar depreciated in 2023 and further depreciated (to a greater extent) in 2024. The Market Average Exchange Rate, which was Won 1,267.3 to US$1.00 as of December 31, 2022, depreciated during 2023 to an average of Won 1,305.4 to US$1.00 in 2023 and further depreciated during 2024 to an average of Won 1,364.0 to US$1.00 in 2024. Against such fluctuations, our net gain on valuations of derivatives increased by 538.7%, or Won 666 billion, from Won 124 billion in 2023 to Won 790 billion in 2024, and our net gain on derivatives transactions increased by 836.5%, or Won 107 billion, from Won 13 billion in 2023 to Won 120 billion in 2024.

Our net gain on valuations of financial assets at fair value through profit or loss decreased by 76.9%, or Won 400 billion, from Won 521 billion in 2023 to Won 121 billion in 2024. In 2023, we recognized such net gain as interest rates in Korea generally increased in the first half of the year before stabilizing in the second half of the year, which in turn resulted in a gain on valuation of financial assets. In 2024, such net gain decreased primarily due to a decrease in the volume of short-term financial products held.

We recognized net loss on valuations of financial liabilities at fair value through profit or loss of Won 306 billion in 2023 compared to net gain on valuations of financial liabilities at fair value through profit or loss of Won 239 billion in 2024. In 2023, we recognized such net loss as the market price of our shares into which the exchangeable bonds we had issued increased, which in turn resulted in a loss on valuation of financial liabilities. In 2024, we recognized a net gain as the market price of our shares decreased, which in turn resulted in a gain on valuation of financial liabilities.

Our interest income increased by 14.9%, or Won 75 billion, from Won 502 billion in 2023 to Won 577 billion in 2024 primarily due to an increase in our average balance of interest-earning financial assets, which impact was partially offset by a general decrease in interest rates in Korea and abroad.

Our interest expenses increased by 5.0%, or Won 50 billion, from Won 1,001 billion in 2023 to Won 1,052 billion in 2024 primarily due to re-financing of matured borrowings at higher interest rates than the original interest rates of such borrowings.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 49.7%, or Won 1,309 billion, from Won 2,635 billion in 2023 to Won 1,326 billion in 2024.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment losses (profits), income tax expense and basis difference, and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Steel Segment	~~W~~	1,241	~~W~~	691	~~W~~	(550)	(44.3)
Infrastructure Business — Trading Segment		724		537		(187)	(25.9)
Infrastructure Business — Construction Segment		183		(194)		(378)	N.A. (1)
Infrastructure Business — Logistics and Others Segment		171		104		(67)	(39.2)
Materials of Secondary Battery Segment		(236)		(635)		(399)	169.5
Others Segment		827		1,596		769	92.9
Goodwill and corporate fair value adjustments		172		(65)		(237)	N.A. (1)
Elimination of inter-segment profit		(1,238)		(1,087)		151	(12.2)
Income tax expense		789		321		(468)	(59.3)

Basis difference adjustments(1)		0		75		75	27,483.1

Profit before income taxes	~~W~~	2,635	~~W~~	1,326		(1,309)	(49.7)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of the Infrastructure Business in connection with the development and sales of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Income Tax Expense

Our income tax expense decreased by 59.3%, or Won 468 billion, from Won 789 billion in 2023 to Won 321 billion in 2024, primarily due to the decrease in profit before income tax. Our effective tax rate decreased from 30.0% in 2023 to 24.2% in 2024. See Note 35 to the Consolidated Financial Statements.

In 2023, our effective tax rate of 30.0% was higher than the statutory rate of 26.4% primarily due to Won 151 billion of income tax expense resulting from tax audits of us and our subsidiaries.

Profit

Due to the factors described above, our profit decreased by 45.6%, or Won 841 billion, from Won 1,846 billion in 2023 to Won 1,005 billion in 2024. Our profit margin, which is profit as a percentage of revenue, decreased from 2.4% in 2023 to 1.4% in 2024.

Operating Results – 2022 Compared to 2023

The following table presents our consolidated statement of comprehensive income information and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Revenue	~~W~~	85,004	~~W~~	77,057	~~W~~	(7,947)	(9.3)
Cost of sales		77,321		70,639		(6,682)	(8.6)

Gross profit		7,682		6,417		(1,265)	(16.5)
Selling and administrative expenses:
Other administrative expenses(1)		2,505		2,652		147	5.9
Selling expenses		294		234		(61)	(20.7)
Other operating income and expenses:
Other operating income(2)		597		402		(195)	(32.7)
Other operating expenses(3)		1,139		1,196		57	5.0

Operating profit		4,342		2,738		(1,604)	(36.9)
Share of profit of equity-accounted investees, net		676		270		(407)	(60.1)
Finance income		4,834		3,831		(1,003)	(20.8)
Finance costs		5,804		4,203		(1,601)	(27.6)

Profit before income tax		4,047		2,635		(1,412)	(34.9)
Income tax expense		462		789		328	71.0

Profit		3,586		1,846		(1,740)	(48.5)
Profit attributable to owners of the controlling company		3,158		1,698		(1,459)	(46.2)
Profit attributable to non-controlling interests		428		148		(281)	(65.5)

(1)	Includes impairment loss on trade accounts and notes receivable of Won 25 billion in 2022 and reversal of impairment loss on trade accounts and notes receivable of Won 18 billion in 2023.

(2)	Includes recovery of allowance for other bad debt accounts of Won 5 billion in 2022 and Won 8 billion in 2023.

(3)

Includes other bad debt expenses of Won 15 billion (including impairment loss on other receivables of Won 10 billion) in 2022 and other bad debt expenses of Won 291 billion (including impairment loss on other receivables of Won 284 billion) in 2023.

Revenue

The following table presents our revenue by segment and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	~~W~~	44,547	~~W~~	40,393	~~W~~	(4,154)	(9.3)
Internal revenue		26,103		23,145		(2,957)	(11.3)

Sub-total		70,650		63,539		(7,111)	(10.1)

Infrastructure Business — Trading Segment
External revenue		29,518		24,034		(5,484)	(18.6)
Internal revenue		23,678		18,910		(4,768)	(20.1)

Sub-total		53,196		42,944		(10,252)	(19.3)

Infrastructure Business — Construction Segment
External revenue		7,668		8,301		633	8.3
Internal revenue		1,218		1,966		749	61.5

Sub-total		8,885		10,268		1,382	15.6

Infrastructure Business — Logistics and Others Segment
External revenue		436		471		35	8.0
Internal revenue		3,383		3,475		92	2.7

Sub-total		3,820		3,946		126	3.3

Secondary Battery Materials Segment
External revenue		2,452		3,816		1,364	55.6
Internal revenue		937		1,006		69	7.4

Sub-total		3,389		4,822		1,433	42.3

Others Segment:
External revenue		129		113		(16)	(12.4)
Internal revenue		1,040		1,450		409	39.4

Sub-total		1,170		1,562		393	33.6

Total revenue prior to consolidation adjustments		141,109		127,080		(14,029)	(9.9)

Consolidation adjustments		(56,358)		(49,953)		6,406	(11.4)
Basis difference adjustments(1)		253		(71)		(324)	N.A. (2)

Revenue	~~W~~	85,004	~~W~~	77,057		(7,947)	(9.3)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of the Infrastructure Business in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Our revenue decreased by 9.3%, or Won 7,947 billion, from Won 85,004 billion in 2022 to Won 77,057 billion in 2023 primarily due to decreases in external revenues of the Trading Segment of the Infrastructure Business and the Steel Segment, the impact of which was offset by increases in external revenue of the Secondary Battery Materials Segment, the Construction Segment of the Infrastructure Business and the Logistics and Others Segment of the Infrastructure Business. Specifically:

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

•

The unit sales price in Won of each of our principal product lines decreased from 2022 to 2023. The unit sales prices in Won of plates, stainless steel products, wire rods, hot rolled products, silicon steel sheets and cold rolled products decreased by 13.7%, 13.4%, 12.3%, 11.6%, 3.3% and 2.9%, respectively, from 2022 to 2023. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Unit Prices and Product Mix” above.

•

The sales volume of hot rolled products, wire rods and plates increased by 15.6%, 15.2% and 4.2%, respectively, from 2022 to 2023. On the other hand, the sales volume of silicon steel sheets, stainless steel products and cold rolled products decreased by 6.4%, 5.6% and 4.0%, respectively, from 2022 to 2023. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Steel Segment — Major Products.”

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

Trading Segment of the Infrastructure Business. External revenue from the Trading Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 18.6%, or Won 5,484 billion, from Won 29,518 billion in 2022 to Won 24,034 billion in 2023 primarily due to decreases in the prices of steel products traded by POSCO International and the trading volume of non-steel products traded by POSCO International reflecting deterioration in global economic conditions, the aggregate impact of which was offset in part by (i) increase in the sales volume of steel products traded by POSCO International and (ii) depreciation of the Won against the U.S. dollar in 2023 that increased our export prices in Won terms during 2023.

Total revenue from the Trading Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 19.3%, or Won 10,252 billion, from Won 53,196 billion in 2022 to Won 42,944 billion in 2023 as internal revenue from inter-company transactions decreased by 20.1%, or Won 4,768 billion, from Won 23,678 billion in 2022 to Won 18,910 billion in 2023 primarily due to decreases in prices of steel products and raw materials traded as inter-company transactions.

Construction Segment of the Infrastructure Business. External revenue from the Construction Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, increased by 8.3%, or Won 633 billion, from Won 7,668 billion in 2022 to Won 8,301 billion in 2023 primarily due to increases in external revenues from plant construction projects and architectural works projects.

Total revenue from the Construction Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 15.6%, or Won 1,382 billion, from Won 8,885 billion in 2022 to Won 10,268 billion in 2023 as internal revenue from inter-company transactions increased by 61.5%, or Won 749 billion, from Won 1,218 billion in 2022 to Won 1,966 billion in 2023. Such increase in internal revenue reflected an increase in the construction activities for member companies of the POSCO Group from 2022 to 2023.

Logistics and Others Segment of the Infrastructure Business. External revenue from the Logistics and Others Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 8.0%, or Won 35 billion, from Won 436 billion in 2022 to Won 471 billion in 2023, primarily due to an increase in revenue from logistics services provided by POSCO FLOW to its external customers.

Total revenue from the Logistics and Others Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 3.3%, or Won 126 billion, from Won 3,820 billion in 2022 to Won 3,946 billion in 2023 as internal revenue from inter-company transactions increased by 2.7%, or Won 92 billion, from Won 3,383 billion in 2022 to Won 3,475 billion in 2023, primarily due to an increase in buildout of information technology infrastructure by POSCO DX for our subsidiaries in the Secondary Battery Materials Segment.

Secondary Battery Materials Segment. External revenue from the Secondary Battery Materials Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 55.6%, or Won 1,364 billion, from Won 2,452 billion in 2022 to Won 3,816 billion in 2023, primarily due to an increase in sales of anode and cathode materials used, among others, in the production of electric batteries.

Total revenue from the Secondary Battery Materials Segment, which includes internal revenue from inter-company transactions, increased by 42.3%, or Won 1,433 billion, from Won 3,389 billion in 2022 to Won 4,822 billion in 2023 as internal revenue from inter-company transactions increased by 7.4%, or Won 69 billion, from Won 937 billion in 2022 to Won 1,006 billion in 2023 primarily due to an increase in POSCO Future M’s revenue from sales of cathode materials to member companies of the POSCO group from 2022 to 2023.

Others Segment. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 12.4%, or Won 16 billion, from Won 129 billion in 2022 to Won 113 billion in 2023, primarily due to a decrease in dividend income related to our investments in technology companies.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, increased by 33.6%, or Won 393 billion, from Won 1,170 billion in 2022 to Won 1,562 billion in 2023 as internal revenue from inter-company transactions increased by 39.4%, or Won 409 billion, from Won 1,040 billion in 2022 to Won 1,450 billion in 2023 primarily due to an increase in dividend payments from our subsidiaries.

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

Gross Profit

Our gross profit decreased by 16.5%, or Won 1,265 billion, from Won 7,682 billion in 2022 to Won 6,417 billion in 2023 primarily due to (i) a decrease in the average unit sales price in Won terms of the steel products sold by us that outpaced a decrease in the average prices in Won terms of the principal raw materials used to manufacture such products, (ii) a decrease in POSCO E&C’s participation in higher margin plant and architectural works construction projects in 2023, (iii) a decrease in gross profit from POSCO Future M reflecting a slowdown in demand for anode materials and (iv) a decrease in gross profit from POSCO International’s steel products trading activities. Partially offsetting such impact, expenses related to flooding caused by Typhoon Hinnamnor in September 2022 included in cost of sales, which had negatively impacted gross profit in 2022, were not repeated in 2023. Our gross profit margin, which is gross profit as a percentage of revenue, decreased from 9.0% in 2022 to 8.3% in 2023.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Freight and custody expenses	~~W~~	77	~~W~~	56		(22)	(28.3)
Sales commissions		75		68		(7)	(9.2)
Sales promotion		19		10		(10)	(51.0)
Sales insurance premium		39		32		(7)	(19.0)
Contract cost		58		46		(12)	(20.0)
Others		26		23		(3)	(12.8)

Total selling expenses	~~W~~	294	~~W~~	234		(61)	(20.7)

Wages and salaries	~~W~~	1,076	~~W~~	1,156	~~W~~	81	7.5
Expenses related to post-employment benefits		85		93		8	9.6
Other employee benefits		231		273		43	18.4
Travel		40		48		8	20.9
Depreciation		149		160		11	7.5
Amortization		90		96		6	6.6
Taxes and public dues		96		101		5	4.9
Rental		37		48		12	31.3
Advertising		104		107		4	3.5
Research and development		180		175		(5)	(2.5)
Service fees		225		235		10	4.3
Bad debt expenses (reversal)		25		(18)		(43)	N.A. (1)
Others		167		177		10	6.0

Total other administrative expenses	~~W~~	2,505	~~W~~	2,652		147	5.9

Total selling and administrative expenses	~~W~~	2,799	~~W~~	2,885		86	3.1

(1)	N.A. means not applicable.

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

•	Our freight and custody expenses decreased by 28.3%, or Won 22 billion, from Won 77 billion in 2022 to Won 56 billion in 2023 primarily due to a general decrease in freight unit shipping prices.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Gain on disposal of assets held for sale	~~W~~	55	~~W~~	1	~~W~~	(54)	(97.6)
Recovery of allowance for other bad debt accounts		5		8		2	48.5
Gain on disposal of investments in subsidiaries, associates and joint ventures		14		197		183	1,317.5
Gain on disposal of property, plant and equipment		19		9		(9)	(49.3)
Gain on valuation of firm commitment		182		11		(170)	(93.7)
Reversal of other provisions		5		9		3	63.5
Premium income		238		13		(224)	(94.5)
Gain on bargain purchases		—		41		41	N.A. (1)
Gain on disposal of emission rights		5		26		21	401.8
Miscellaneous income		64		78		14	21.3
Others		10		8		(2)	(20.3)

Total other operating income	~~W~~	597	~~W~~	402		(195)	(32.7)

(1)	N.A. means not applicable.

Our other operating income decreased by 32.7%, or Won 195 billion, from Won 597 billion in 2022 to Won 402 billion in 2023 primarily due to decreases in premium income and gain on valuation of firm commitment, the impact of which was partially offset by an increase in gain on disposal of investments in subsidiaries, associates and joint ventures. Such factors were principally attributable to the following:

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

The following table presents a breakdown of our other operating expenses and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Other bad debt expenses(1)	~~W~~	15	~~W~~	291	~~W~~	276	1,846.4
Loss on disposal of assets held for sale		4		103		99	2,507.6
Loss on disposals of investments in subsidiaries, associates and joint ventures		12		19		6	52.0
Loss on disposals of property, plant and equipment		111		126		15	13.3
Impairment loss on property, plant and equipment		213		276		63	29.4
Impairment loss on intangible assets		371		130		(241)	(65.0)
Loss on valuation of firm commitment		156		47		(109)	(69.6)
Idle tangible asset expenses		18		4		(14)	(79.6)
Increase to provisions		89		38		(50)	(56.8)
Donations		81		67		(13)	(16.3)
Others		69		94		25	36.4

Total other operating expenses	~~W~~	1,139	~~W~~	1,196		57	5.0

(1)	Includes impairment loss on other receivables of Won 10 billion in 2022 and Won 284 billion in 2023.

Our other operating expenses increased by 5.0%, or Won 57 billion, Won 1,139 billion in 2022 to Won 1,196 billion in 2023, primarily due to increases in other bad debt expenses, loss on disposal of assets held for sale and impairment loss on property, plant and equipment, the impact of which was partially offset by decreases in impairment loss on intangible assets and loss on valuation of firm commitment. Such factors were principally attributable to the following:

•

Our other bad debt expenses increased significantly by Won 276 billion, from Won 15 billion in 2022 to Won 291 billion in 2023. In 2022, our other bad debt expenses of Won 10 billion related primarily to projects of POSCO E&C and its subsidiary in Vietnam and POSCO DX. In 2023, our other bad debt expenses of Won 291 billion related primarily to projects of FQM Australia Nickel.

•

Our loss on disposal of assets held for sale increased significantly by Won 99 billion, from Won 4 billion in 2022 to Won 103 billion in 2023 primarily due to our disposal of CSP – Compania Siderurgica do Pecem in 2023.

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

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2022 and 2023.

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Interest income	~~W~~	247	~~W~~	502	~~W~~	255	103.3
Dividend income		39		50		11	28.2
Gain on foreign currency transactions		2,284		1,661		(623)	(27.3)
Gain on foreign currency translations		704		293		(411)	(58.4)
Gain on derivatives transactions		840		333		(507)	(60.3)
Gain on valuations of derivatives		263		201		(62)	(23.5)
Gain on disposals of financial assets at fair value through profit or loss		256		204		(52)	(20.3)
Gain on valuations of financial assets at fair value through profit or loss		98		572		474	483.6
Gain on valuations of financial liabilities at fair value through profit or loss		86		—		(86)	(100.0)
Others		17		15		(2)	(11.8)

Total finance income	~~W~~	4,834	~~W~~	3,831		(1,003)	(20.8)

Interest expenses	~~W~~	607	~~W~~	1,001	~~W~~	394	64.9
Loss on foreign currency transactions		2,506		1,595		(911)	(36.3)
Loss on foreign currency translations		969		706		(263)	(27.4)
Loss on derivatives transactions		690		320		(370)	(53.6)
Loss on valuations of derivatives		193		77		(116)	(60.1)
Loss on disposal of trade accounts and notes receivable		64		85		21	32.8
Loss on disposals of financial assets at fair value through profit or loss		18		13		(5)	(27.8)
Loss on valuations of financial assets at fair value through profit or loss		698		51		(647)	(92.7)
Loss on valuations of financial liabilities at fair value through profit or loss		—		306		306	N.A. (1)
Others		58		48		(10)	(17.2)

Total finance costs	~~W~~	5,804	~~W~~	4,203		(1,601)	(27.6)

(1)	N.A. means not applicable.

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

Our interest income increased by 103.3%, or Won 255 billion, from Won 247 billion in 2022 to Won 502 billion in 2023 primarily due to a general increase in interest rates in Korea and abroad as well as an increase in our average balance of interest-earning financial assets.

Our net loss on foreign currency translation increased by 55.2%, or Won 147 billion, from Won 266 billion in 2022 to Won 413 billion in 2023, as the Won depreciated against the U.S. dollar at year-end in 2022 and further depreciated (to a much lesser extent) at year-end in 2023. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from Won 1,185.5 to US$1.00 as of December 31, 2021 to Won 1,267.3 to US$1.00 as of December 31, 2022, and further depreciated to Won 1,289.4 to US$1.00 as of December 31, 2023. In addition, we recognized net loss on foreign currency transactions of Won 222 billion in 2022 compared to net gain on foreign currency transactions of Won 66 billion in 2023, as the average value of the Won against the U.S. dollar depreciated in 2022 and further depreciated (to a much lesser extent) in 2023. The Market Average Exchange Rate, which was Won 1,185.5 to US$1.00 as of December 31, 2021, depreciated during 2022 to an average of Won 1,292.0 to US$1.00 in 2022 and further depreciated during 2023 to an average of Won 1,305.4 to US$1.00 in 2023. Against such fluctuations, our net gain on valuation of derivatives increased by 77.1%, or Won 54 billion, from Won 70 billion in 2022 to Won 124 billion in 2023, and our net gain on transactions of derivatives decreased by 91.4%, or Won 137 billion, from Won 150 billion in 2022 to Won 13 billion in 2023.

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

					Changes
	For the Year Ended December 31,				2022 versus 2023
	2022		2023		Amount		%
	(In billions of Won)
Steel Segment	~~W~~	1,712	~~W~~	1,241	~~W~~	(471)	(27.5)
Infrastructure Business — Trading Segment		716		724		8	1.1
Infrastructure Business — Construction Segment		138		183		45	33.0
Infrastructure Business — Logistics and Others Segment		103		171		68	66.0
Secondary Battery Materials Segment		109		(236)		(345)	N.A.	(2)
Others Segment		(1,087)		827		1,914	N.A.	(2)
Goodwill and corporate fair value adjustments		(69)		172		241	N.A.	(2)
Elimination of inter-segment losses (profits)		1,938		(1,238)		(3,176)	N.A.	(2)
Income tax expense		454		789		335	73.9
Basis difference adjustments(1)		33		0		(33)	(99.2)

Profit before income taxes	~~W~~	4,047	~~W~~	2,635		(1,412)	(34.9)

(1)

Basis difference adjustments are related to the difference in recognizing revenue and expenses of the Construction Segment of the Infrastructure Business in connection with the development and sale of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

(2)	N.A. means not applicable.

Income Tax Expense

Our income tax expense increased by 71.0%, or Won 328 billion, from Won 462 billion in 2022 to Won 789 billion in 2023, despite a decrease in profit before income tax. Our effective tax rate increased from 11.4% in 2022 to 30.0% in 2023. See Note 35 to the Consolidated Financial Statements.

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	(In billions of Won)
Net cash provided by operating activities	~~W~~	6,187	~~W~~	6,168	~~W~~	6,664
Net cash used in investing activities		(4,220)		(7,388)		(4,487)
Net cash provided by (used in) financing activities		1,319		(179)		(2,302)
Effect of exchange rate fluctuation on cash held		(9)		17		222
Net increase (decrease) in cash and cash equivalents		3,278		(1,382)		97
Cash and cash equivalents at beginning of the period		4,776		8,053		6,671
Cash and cash equivalents at end of the period		8,053		6,671		6,768

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares as well as investments related to our diversification efforts.

Net cash used in investing activities was Won 4,220 billion in 2022, Won 7,388 billion in 2023 and Won 4,487 billion in 2024. Our cash outflows for acquisition of property, plant and equipment were Won 4,928 billion in 2022, Won 6,733 billion in 2023 and Won 7,670 billion in 2024. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 8.8 trillion in 2025, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net proceeds from disposal of short-term financial instruments of Won 2,213 billion in 2022, Won 344 billion in 2023 and Won 3,667 billion in 2024.

In our financing activities, we used cash of Won 4,138 billion in 2022, Won 4,461 billion in 2023 and Won 7,533 billion in 2024 for repayments of borrowings. We used cash of Won 1,218 billion in 2022, Won 815 billion in 2023 and Won 844 billion in 2024 for payments of cash dividends. In 2023, we also used Won 340 billion for repayment of hybrid bonds. In 2024, we used cash of Won 92 billion for acquisition of treasury shares. We did not acquire any treasury shares in 2022 and 2023.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including raw materials purchase obligations and long-term shipping service contracts, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38 to the Consolidated Financial Statements. Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2024, 80 million tons of iron ore and 7 million tons of coal remained to be purchased under long-term contracts.

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

Our net cash provided by operating activities increased by 8.0%, or Won 496 billion, from Won 6,168 billion in 2023 to Won 6,664 billion in 2024. Our profit decreased from Won 1,846 billion in 2023 to Won 1,005 billion in 2024. However, we recorded cash outflow related to increase in trade accounts and notes receivable of Won 983 billion in 2023 compared to cash inflow related to decrease in trade accounts and notes receivable of Won 1,354 billion in 2024 due to better management of our trade accounts and notes receivables. In addition, our cash used for income tax payments decreased from Won 727 billion in 2023 to Won 554 billion in 2024 and our cash generated from interest received increased from Won 448 billion in 2023 to Won 571 billion in 2024. Such positive impacts on our cash flows were partially offset by (i) cash outflow related to other current liabilities of Won 1,020 billion in 2024 compared to cash inflow related to other current liabilities of Won 15 billion in 2023 and (ii) a decrease in our cash inflow related to build up of our inventories from Won 1,313 billion in 2023 to Won 914 billion in 2024.

We had net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 416 billion in 2022 and Won 3,356 billion in 2023, and net repayment of borrowings, after adjusting for proceeds from borrowings, of Won 1,633 billion in 2024. We had net proceeds from short-term borrowings, after adjusting for repayment of short-term borrowings, of Won 1,765 billion in 2022, net repayment of short-term borrowings, after adjusting for proceeds of short-term borrowings, of Won 2,524 billion in 2023 and net repayment of short-term borrowings, after adjusting for proceeds of short-term borrowings, of Won 218 billion in 2024. Long-term borrowings, excluding current installments, were Won 12,390 billion as of December 31, 2022, Won 15,011 billion as of December 31, 2023 and Won 14,882 billion as of December 31, 2024. Total short-term borrowings and current installments of long-term borrowings were Won 11,916 billion as of December 31, 2022, Won 10,959 billion as of December 31, 2023 and Won 11,116 billion as of December 31, 2024.

We periodically increase our short-term borrowings and adjust our long-term borrowings depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Notes 17 and 23 to the Consolidated Financial Statements. We continually take into consideration various factors when meeting our financial requirements, including financial market conditions, specific funding needs at a given time, and hedging requirements to address our market risks such as exchange rate risk and interest rate risk. From time to time, we also generate cash from the sale of our treasury shares. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount by our total equity, was 27.93% as of December 31, 2022, 32.38% as of December 31, 2023 and 31.30% as of December 31, 2024.

We believe that we have sufficient working capital for our current requirements and that we have a variety of alternatives available to us to satisfy our liquidity requirements to the extent that they are not met by funds generated by operations, including the issuance of debt and equity securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and the global financial markets, prevailing interest rates, our credit rating and the Government’s policies regarding Won currency and foreign currency borrowings. For a discussion of our use of financial instruments for hedging purposes, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity

We had working capital (current assets minus current liabilities) of Won 24,808 billion as of December 31, 2022, Won 24,264 billion as of December 31, 2023 and Won 21,324 billion as of December 31, 2024. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 8,053 billion as of December 31, 2022, Won 6,671 billion as of December 31, 2023 and Won 6,768 billion as of December 31, 2024. As of December 31, 2024, we held approximately 56% of such cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Our holdings of other receivables (current assets) and other short-term financial assets were Won 13,023 billion as of December 31, 2022, Won 13,351 billion as of December 31, 2023 and Won 10,761 billion as of December 31, 2024. As of December 31, 2024, approximately 22% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 3,000 billion as of December 31, 2024, Won 56 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Our cash outflows for acquisition of property, plant and equipment were Won 4,928 billion in 2022, Won 6,733 billion in 2023 and Won 7,670 billion in 2024. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 8.8 trillion in 2025, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2024:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2024
		(In billions of Won)
Sealing of raw material yards and other rationalization projects	September 2029	~~W~~	6,954	~~W~~	2,731
Construction of anode/cathode and lithium ore commercialization plant	May 2027		9,403		3,271
Construction of Gwangyang LNG terminal	May 2027		873		530

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain research and development programs to carry out basic research and applied technology development activities. As of December 31, 2024, POSCO Technical Research Laboratories, which engages in research and development efforts primarily in the areas of advanced steel manufacturing technologies, employed 265 personnel, including 203 researchers. In 2022, we also launched our New Experience of Technology Hub that focuses on research and development relating to (i) artificial intelligence, (ii) raw materials for rechargeable batteries and (iii) hydrogen and other environmentally-friendly energy solutions. As of December 31, 2024, our New Experience of Technology Hub employed 753 personnel, including 444 researchers.

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

Our research and development program has filed 48,169 industrial rights applications relating to steel-making technology, 10,610 of which were registered as of December 31, 2024, and has successfully applied many of these to the improvement of our manufacturing process. In addition, our research and development program has filed 2,378 industrial rights applications relating to electric vehicles and secondary battery materials technology, 1,606 of which were registered as of December 31, 2024.

Item 5.D.  Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.  Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS as issued by IASB. See Note 2 to the Consolidated Financial Statements for a discussion of our critical accounting estimates.

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of four Inside Directors and six Outside Directors. Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Pursuant to the Korean Commercial Act and our articles of incorporation, any shareholder holding at least the statutory minimum percentage of our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following special committees:

•	the ESG Committee;

•	the Director Candidate Recommendation Committee;

•	the Evaluation and Compensation Committee;

•	the Finance Committee;

•	the Audit Committee; and

•	the CEO Candidate Pool Management Committee.

Our board committees are described in greater detail below under “— Item 6.C. Board Practices.”

Under the Commercial Code and our articles of incorporation, one Chairman should be elected among the Outside Directors and several Representative Directors may be elected among the Inside Directors by our board of directors’ resolution.

Inside Directors

As of March 31, 2025, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Chang, In Hwa	Chief Executive Officer and Representative Director	—	1	69	March 2027
Lee, Ju Tae	Representative Director and President	Head of Corporate Strategy Division	—	60	March 2026
Chun, Sung Lae	Senior Executive Vice President	Head of Business Synergy Division	—	61	March 2026
Kim, Ki Soo	Senior Executive Vice President	Head of POSCO N.EX.T Hub and Chief Technology Officer, POSCO Group	1	59	March 2026

All Inside Directors are engaged in our business on a full-time basis.

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA. As of March 31, 2025, our Outside Directors are as follows:

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Kwon, Tae Kyun	Chairperson	Former Korean Ambassador to the United Arab Emirates	4	69	March 2027
Yoo, Young Sook	Director	Former Minister, Ministry of Environment	4	69	March 2027
Yoo, Jin Nyoung	Director	Chief Executive Officer, Angel 6+	3	67	March 2028
Sohn, Sung Kyu	Director	Emeritus Professor, Yonsei University School of Business	3	65	March 2028
Kim, Joon Gi	Director	Professor, Yonsei University Law School	2	59	March 2026
Park, Sung Wook	Director	Chair of the Board, National Academy of Engineering of Korea	1	67	March 2027

The term of office of the Director elected in March 2025 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 31, 2025:

Name	Position	Responsibility and Division	Age

Kim, Kyung Han	Executive Officer	Head of Global Trade Affairs	59

Choi, Dong Yong	Executive Officer	Chief of Corporate Strategy Office	56

Lee, Sung Won	Executive Officer	Chief of Energy Materials Business Development Office	58

Kim, Keun Hwan	Executive Officer	Chief of New Business & Investment Office	55

Kim, Seoung Jun	Executive Officer	Chief of Carbon Neutral Strategy Office	59

Kim, Kwang Moo	Executive Officer	Head of India Business Development TF Team	60

Lee, Won Chul	Executive Officer	Chief of Steel Business Management Office	58

Lee, Jae Young	Executive Officer	Chief of Energy Materials Business Management Office	54

Oh, Young Dal	Executive Officer	Chief of Infrastructure Business Management Office	56

Hwang, Chang Hwan	Executive Officer	Chief of Investment Planning & Engineering Office	56

Kim, Seung Jun	Executive Officer	Head of Finance & IR Division	57

Kim, Young Kyu	Executive Officer	Chief of Finance Office	55

Han, Young Ah	Executive Officer	Chief of Investor Relations Office	53

Lee, Sung Wook	Executive Officer	Head of Corporate Compliance Division	60

Jang, Won Joon	Executive Officer	Chief of Corporate Audit Office	58

Yang, Weon Jun	Executive Officer	Head of Corporate Communications Division	59

Song, Jong Chan	Executive Officer	Chief of Business Cooperation Office	58

Im, Sang Hyug	Executive Officer	Chief of Public Relations Office	56

Shin, Kun Chul	Executive Officer	Head of Corporate Management Division	58

Park, Byoung Jik	Executive Officer	Chief of Top Talents Management Office	55

Choi, Young	Executive Officer	Chief of Corporate Social Responsibility Office	56

Kim, Jung Young	Executive Officer	Head of POSCO Global Center Development Project Team	63

Cho, Min Young	Executive Officer	Chief of POSCO Group Technology Strategy Office	61

Kim, Yong Soo	Executive Officer	Head of AI & Robotics Convergence R&D Laboratories	55

Hong, Jeong Jin	Executive Officer	Head of Energy Materials R&D Laboratories	56

Park, Hyeon	Executive Officer	POSCO-Argentina, President	58

Kim, Kyeong Chan	Executive Officer	POSCO-America, President	56

Lee, Jae Wan	Executive Officer	POSCO-Europe, President	57

Kim, Yong Soo	Executive Officer	POSCO-China, President	59

Shin, Hyeong Gu	Executive Officer	POSCO-Japan, President	57

La, Seung Min	Executive Officer	POSCO-Europe, dispatched to World Steel Association	51

Item 6.B. Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors’ remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2024, the aggregate short-term benefits to our key management officers, which include directors (including non-standing Directors), executive officers and other officers who have significant influence and responsibilities in our business and operations, was Won 25.7 billion, and the aggregate retirement benefits to such persons was Won 3.2 billion.

Among those who received total annual compensation exceeding Won 500 million in 2024, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2024

		(In millions of Won)

Choi, Jeong Woo	Former Chief Executive Officer and Representative Director	~~W~~	4,006

Yoo, Byeong Og	Former Senior Executive Vice President		2,426

Chang, In Hwa	Chief Executive Officer and Representative Director		1,223

Jeong, Ki Seop	Former Representative Director and President		1,162

Kim, Ji Yong	Former President		1,041

Item 6.C. Board Practices

ESG Committee

The ESG Committee is composed of three Outside Directors, Yoo, Jin Nyoung; Yoo, Young Sook; and Kim, Joon Gi; and one Inside Director, Chun, Sung Lae. The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Yoo, Young Sook; Kwon, Tae Kyun; and Sohn, Sung Kyu. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Kim, Joon Gi; Kwon, Tae Kyun; Yoo, Jin Nyoung; and Park, Sung Wook. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance Committee

The Finance Committee is composed of three Outside Directors; Park, Sung Wook; Yoo, Jin Nyoung; and Sohn, Sung Kyu; and one Inside Director, Lee, Ju Tae. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Sohn, Sung Kyu; Kim, Joon Gi; and Park, Sung Wook.

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

CEO Candidate Pool Management Committee

The CEO Candidate Pool Management Committee is composed of all of our six Outside Directors, Kwon, Tae Kyun; Yoo, Young Sook; Yoo, Jin Nyoung; Sohn, Sung Kyu; Kim, Joon Gi; and Park, Sung Wook. The CEO Candidate Pool Management Committee reviews qualifications of the CEO candidates recommended by our board of directors and executive search firm, approves candidate pooling outcomes and talent development program for prospective candidates and monitors the results of prospective candidate development program.

Item 6.D.  Employees

As of December 31, 2024, we had 44,502 employees, including 31,229 persons employed by our subsidiaries, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such year. Of the total number of employees, approximately 75% are technicians and skilled laborers and 25% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 44,501 employees as of December 31, 2023 and 38,333 employees as of December 31, 2022, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such years.

We have not experienced any material labor strikes or other material labor disputes in recent years, and we consider our current relations with our workforce to be satisfactory. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following negotiations between the management and the majority labor union. A limited number of our employees are members of the Federation of Korean Metal Workers’ Trade Unions or the Korean Metal Workers’ Union. The Federation of Korean Metal Workers’ Trade Unions currently negotiates the terms of employment with the management.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make monthly contributions to the pension accounts of the employees, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. See Note 21 to the 2024 Consolidated Financial Statements. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance and cultural and athletic facilities.

As of December 31, 2024, our employees owned, through our employee stock ownership association, approximately 1.59% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 22,776 common shares as of April 21, 2025. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Chang, In Hwa	630
Lee, Ju Tae	1,527
Chun, Sung Lae	410
Kim, Ki Soo	569
Yoo, Young Sook	44
Sohn, Sung Kyu	11,937
Kim, Joon Gi	137
Kim, Kyung Han	369
Lee, Sung Won	24
Kim, Keun Hwan	383
Kim, Seoung Jun	132
Kim, Kwang Moo	440
Lee, Won Chul	434
Lee, Jae Young	335
Kim, Seung Jun	131
Han, Young Ah	1,087
Lee, Sung Wook	402
Yang, Weon Jun	980
Im, Sang Hyug	135
Shin, Kun Chul	250
Choi, Young	345
Kim, Jung Young	169
Cho, Min Young	333
Kim, Yong Soo	211
Park, Hyeon	885
Kim, Kyeong Chan	131
Lee, Jae Wan	132
Shin, Hyeong Gu	2
La, Seung Min	10

Total	22,776

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2024.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	6,160,584	7.46%
BlackRock Fund Advisors (1) (2) (3)	4,206,522	5.09
CITIBANK N.A. (4)	3,287,254	3.98
Pohang University of Science and Technology	1,981,047	2.40
Samsung Group (5)	1,599,070	1.94
Treasury shares (6)	7,003,598	8.48
Others	58,386,302	70.65

Total issued shares of common stock	82,624,377	100.00%

(1)	Includes ADRs.

(2)	Includes shares held by subsidiaries and others.

(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the U.S. Securities and Exchange Commission.

(4)	As depositary of our ADRs.

(5)	Includes shares held by Samsung Asset Management, Samsung Life Insurance, Samsung Active Asset Management and Samsung Securities.

(6)	On March 31, 2025, we retired 1,691,425 treasury shares pursuant to a resolution of the board of directors dated February 19, 2025.

As of December 31, 2024, there were 3,287,254 shares of common stock outstanding in the form of ADRs, representing 3.98% of the total issued shares of common stock.

Item 7.B. Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our related parties. See Notes 37 and 38 to the Consolidated Financial Statements.

As of December 31, 2022, 2023 and 2024, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-131.

Legal Proceedings

Trade Remedy Proceedings

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and we are involved in trade remedy proceedings in markets worldwide. We actively participate in such proceedings to minimize any adverse effects and associated risks. While there has been an increase in the number of trade cases in recent years, and an increased focus on trade issues by government officials, such cases had been limited in scope relative to our global sales and operations. Through our trade affairs office, we continue to carefully monitor developments with respect to trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs in all major markets in which we sell our products and seek to mitigate the related risks by adjusting supply and export arrangements as necessary and, where necessary, vigorously defend our rights. However, there can be no assurance that the free trade agreements between Korea and its major trading partners will not be amended or anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our sales of products abroad in the future. The occurrence of any such events, including those described below, may have a material adverse impact on our business, financial condition and results of operations.

In early 2025, the U.S. government took a number of measures to increase tariffs on imports, which measures initially targeted specific industries (including automobiles) and a small number of countries (including China, Mexico and Canada). In February 2025, the U.S. President signed proclamations to eliminate exemptions available to Korea and certain other countries and restore the 25% tariff on steel as well as elevate the tariff on aluminum to 25%, which measures became effective in March 2025. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment – Markets – Exports.” On April 4, 2025, the U.S. government additionally imposed a universal “reciprocal” tariff which applies to all imports from all of its trading partners (including those with free trade agreements with the United States), with a base rate of 10%. In addition, the U.S. government announced higher rates to be imposed on imports from certain enumerated countries (including Korea at 25%, Indonesia at 32% and Vietnam at 46%) on a country-by-country basis starting on April 9, 2025, subject to certain exceptions, which implementation has been paused for 90 days except on China. Between February 1, 2025 and April 9, 2025, the U.S. government also incrementally increased tariffs on goods from China to 145%. In response to such actions of the U.S. government, certain countries have announced plans to implement, or have already implemented, retaliatory tariffs on U.S. goods, including China’s tariff of 125%. While our direct exports to customers in the United States are relatively small, such tariffs may have a material adverse effect on our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States. If tariffs on the products manufactured by our downstream customers increase, the resulting price increases may reduce consumer demand for such products in the United States, which may in turn adversely affect the demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. If further tariffs are imposed on a broader range of our exports, or if further retaliatory trade measures are taken by impacted foreign countries in response to additional tariffs, we may be required to adjust our prices or incur additional expenses, which may have a material adverse impact on our business, financial condition and results of operations.

Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO International

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO International), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO International). The total claim amount is 4.46 billion Indian Rupees, and POSCO International recognized provision of

Won 6.7 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO International’s provision is classified as a non-current liability as of December 31, 2024.

Legal Proceedings Related to the Songdo Project

In March 2019, NSC Investment LLC, an affiliate of Gale Investments Company, LLC and a former joint venture partner of POSCO E&C in the urban planning and development project in Songdo International City in Incheon (the “Songdo Project”), filed a claim in the United States District Court for the Southern District of New York and filed a request for arbitration pursuant to the rules of the International Court of Arbitration of the International Chamber of Commerce (“ICA”) against POSCO E&C, claiming POSCO E&C wrongfully seized and sold certain properties of the claimants. In December 2013, the joint venture, consisting of POSCO E&C and NSC Investment LLC, entered into a series of loan facility agreements with several lenders to finance the Songdo Project, with the joint venture partners’ respective stakes in the joint venture pledged as collateral. The loan facility agreements entitled POSCO E&C to certain subrogation rights related to guaranteeing the obligations of the joint venture to repay the principal amounts of the loans. In 2017, upon default of certain series of the loans, POSCO E&C exercised such subrogation rights, claimed the pledged assets of the claimant and sold such assets. The claimants claimed damages of approximately US$2.3 billion allegedly resulting from POSCO E&C’s purported wrongful seizure and sale of such properties as well as alleged overcharges made by POSCO E&C while serving as the construction contractor for the Songdo Project. The claim in the United States District Court for the Southern District of New York was dismissed in November 2020, and the ICA dismissed all claims against POSCO E&C in October 2022.

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

Legal Proceeding Related to Relining of the No. 2 Blast Furnace at Gwangyang Works

In February 2025, a group of ten individuals filed a lawsuit at the Daegu District Court against POSCO seeking an injunction to stop the refurbishment of the No. 2 blast furnace at Gwangyang Works alleging that such refurbishment violates their right to a healthy environment. POSCO intends to vigorously defend against such lawsuit. See “Item 3. Key Information — Item 3.D. Risk Factors — We are subject to environmental regulations, and our operations could expose us to substantial liabilities.”

Dividends

The amount of dividends paid on our common stock is subject to approval at the annual general meeting of shareholders, which is typically held in February or March of the following year. In addition to our annual dividends, our board of directors is authorized to declare and distribute quarterly dividends under our articles of incorporation. If we decide to pay quarterly dividends, our articles of incorporation authorize us to pay them in cash to the shareholders and registered pledgees recorded as of the record date determined by a board resolution. We may pay cash dividends out of retained earnings that have not been appropriated to statutory reserves.

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 82,624,377 shares of common stock were issued as of December 31, 2024. Of these shares and as of such date, 75,620,779 shares were outstanding and 7,003,598 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2020	4,500	3,500	8,000
2021	5,000	12,000	17,000
2022	2,000	10,000	12,000
2023	2,500	7,500	10,000
2024	2,500	7,500	10,000

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

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2024, there were 3,287,254 shares of common stock outstanding in the form of ADSs, representing 3.98% of the total issued shares of common stock.

Item 9.B. Plan of Distribution

Not applicable

Item 9.C. Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D. Selling Shareholders

Not applicable

Item 9.E. Dilution

Not applicable

Item 9.F. Expenses of the Issuer

Not applicable

Item 10. Additional Information

Item 10.A. Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2024, 82,624,377 Common Shares were issued, of which 7,003,598 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

We may declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders and registered pledgees of record as of the record date as determined by a resolution of the board of directors. In addition, we may declare quarterly dividends pursuant to a board resolution held within 45 days from the end of March, June and September of each fiscal year to the eligible shareholders and registered pledgees recorded as of the record date determined by a resolution of the board of directors. We may distribute the annual dividend in cash, Shares or other form of property. However, we may distribute the quarterly dividend only in cash. A dividend of Shares must be distributed at par value and may not exceed 100% of the dividends declared each fiscal year in the aggregate; provided, however, that such dividend is required to be limited to half of the aggregate dividend amount if the market price of the Common Shares is lower than the par value of the Common Share. We have no obligation to pay any dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay dividends only to the extent the net asset amount in our balance sheets exceeds the sum of the following: (i) our stated capital, (ii) the total amount of our capital surplus reserve and earned surplus reserve accumulated up to the end of the relevant dividend period, (iii) the legal reserve to be set aside for dividends, and (iv) unrealized profits determined in the Presidential Decree to the Commercial Code. We may not pay dividends unless we have set aside as earned surplus reserve an amount equal to at least 10% of the cash portion of dividends; provided, however, that we may pay dividends if the total amount of the earned surplus reserve is accumulated up to one-half of our stated capital. We may not use legal reserve to pay cash dividends but may transfer amounts from legal reserve to capital stock or use legal reserve to reduce an accumulated deficit.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2024, our employees owned, through our employee stock ownership association, approximately 1.59% of our common stock in their employee accounts.

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

Transfer of Shares

Under the Act on Electronic Registration of Stocks, Bonds, etc., the transfer of Shares is effected by electronic registration of such transfer. Once the transfer of Shares is electronically registered, the transferee is entitled to the shareholders’ rights.

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

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public service corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public service corporations may set a ceiling on the acquisition of shares by a single foreign investor according to its articles of incorporation. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares with voting rights and in the amount of not less than Won 100 million of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Law, which is, in general, subject to report to, and acceptance by, the Ministry of Trade, Industry & Energy. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that the restrictions are prescribed in each specific law which regulates the business of the Korean company. Changes in ownership of a Korean company by a foreign direct investor, as well as changes in certain aspects of the foreign direct investment (including changes in the foreign direct investor’s name, address or business), are also subject to reporting requirements.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.15% of the sales price of such shares (including agricultural and fishery special surtax thereon) if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2025 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, we could be classified as a PFIC in the current or a future taxable year, and that possibility may be increased significantly by market volatility or a decline in the price of our common stock or ADSs.

If we are classified as a PFIC in any taxable year during which you hold our common stock or ADSs, you could be subject to a special tax at ordinary income rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your common stock or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you held the common stock or ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of your common stock or ADSs at death. Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2024 taxable year and that we will not become a PFIC in the current or any future year.

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

The U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a PFIC. The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2025 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

Distributions of additional shares in respect of shares of common stock or ADSs that are made as part of a pro-rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sales and Other Dispositions

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common stock or ADSs equal to the difference, if any, between the amount realized on the sale or exchange and your adjusted tax basis in the common stock or ADSs. Any gain or loss realized by a U.S. holder on the sale or other disposition of common stock or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Subject to the discussion above under “Passive Foreign Investment Company Rules,” this gain or loss will be capital gain or loss, and will be long-term capital gain or loss to the extent that the shares of common stock or ADSs sold or disposed of were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a reduced rate.

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend or capital gains withholding tax paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends or gains will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends or gains is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean dividend or capital gains tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recognized net gain on derivatives transactions of Won 150 billion and net gain on valuation of derivatives of Won 70 billion in 2022, net gain on valuation of derivatives of Won 124 billion and net gain on derivatives transactions of Won 13 billion in 2023, and net gain on valuations of derivatives of Won 790 billion and net gain on derivatives transactions of Won 120 billion in 2024.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Year Ended December 31,
	2022				2023				2024
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
U.S. dollars	~~W~~	(344)	~~W~~	344	~~W~~	(617)	~~W~~	617	~~W~~	(549)	~~W~~	549
Euro		(186)		186		(234)		234		14		(14)
Japanese Yen		14		(14)		8		(8)		9		(9)

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

	For the Year Ended December 31,
	2022				2023				2024
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
Increase or decrease in profit and equity	~~W~~	(82)	~~W~~	82	~~W~~	(77)	~~W~~	77	~~W~~	(47)	~~W~~	47

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2024 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
													December 31, 2024
	2025		2026		2027		2028		2029		Thereafter		Total		Fair Value

	(In billions of Won except rates)
Local currency:
Fixed rate	~~W~~	3,066	~~W~~	2,372	~~W~~	1,159	~~W~~	909	~~W~~	603	~~W~~	1,019	~~W~~	9,128	~~W~~	9,114
Average weighted rate (1)		2.48%		1.91%		1.33%		1.37%		1.11%		1.84%		1.86%
Variable rate		795		228		110		—		—		458		1,591		1,588
Average weighted rate (1)		3.22%		1.92%		4.45%		—		—		4.18%		3.40%

Sub-total		3,861		2,600		1,269		909		603		1,477		10,719		10,702

Foreign currency, principally U.S. dollars and Yen:
Fixed rate	~~W~~	3,387	~~W~~	1,109	~~W~~	1,881	~~W~~	1,457	~~W~~	594	~~W~~	558	~~W~~	8,986	~~W~~	8,870
Average weighted rate (1)		0.37%		0.22%		2.03%		0.00%		0.00%		0.43%		0.63%
Variable rate		3,319		618		1,037		—		5		1,274		6,253		6,245
Average weighted rate (1)		4.17%		0.14%		3.12%		—		0.01%		0.01%		2.75%

Sub-total		6,706		1,727		2,918		1,457		599		1,832		15,239		15,115

Total	~~W~~	10,567	~~W~~	4,327	~~W~~	4,187	~~W~~	2,366	~~W~~	1,202	~~W~~	3,309	~~W~~	25,958	~~W~~	25,817

(1)	Weighted average rates of the portfolio at the period end.

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

Fees and Payments from the Depositary to Us

In 2024, we received approximately $2.0 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, and under the supervision of, our principal executive, principal operating and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, Ernst & Young Han Young, on the effectiveness of our internal control over financial reporting as of December 31, 2024 is included in Item 18 of this Form 20-F.

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

Item 16. [Reserved]

Item 16.A. Audit Committee Financial Expert

The board of directors has determined that Sohn, Sung Kyu is an audit committee financial expert and is independent within the meaning of applicable SEC rules.

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

Item 16.C. Principal Accountant Fees and Services

Our independent registered public accounting firm for the fiscal year ending December 31, 2024 is Ernst & Young Han Young and the auditor location is Seoul, Republic of Korea, and the auditor firm ID is 1437. Our independent registered public accounting firm for the fiscal years ending December 31, 2022 and 2023 was KPMG Samjong Accounting Corp. and their location is Seoul, Republic of Korea, and their firm ID is 1357.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Ernst & Young Han Young and its affiliates during the fiscal year ended December 31, 2024:

For the Year Ended December 31, 2024

(In millions of Won)
Audit fees (1)	~~W~~ 15,840
Tax fees (2)	1,031
Other fees (3)	2,370

Total fees	~~W~~ 19,241

(1)	Audit fees consist of fees related to the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.
(2)	Tax fees consist of fees related to our tax compliance and tax planning, as well as compliance related to transfer pricing.
(3)	Other fees consist of fees related to statutory audits unrelated to the audit of our annual financial statements.

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Samjong Accounting Corp., a member firm of KPMG International, and their respective affiliates, which we collectively refer to as KPMG, during the fiscal year ended December 31, 2023:

For the Year Ended December 31, 2023

(In millions of Won)
Audit fees (1)	~~W~~ 12,221
Audit-related fees (2)	341
Tax fees (2)	1,684
Other fees (3)	3,149

Total fees	~~W~~ 17,395

(1)	Audit fees consist of fees related to the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.
(2)

Audit-related fees consist of fees related to audits and reviews of carveout and combined financial statements, issuing comfort letters in connection with our securities offering and agreed-upon procedures related to the vertical spin-off of POSCO.

(3)	Tax fees consist of fees related to our tax compliance and tax planning, as well as compliance related to transfer pricing.
(4)	Other fees consist of fees related to statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during 2024:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 29	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	255,428	361,398	255,428	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	255,428	361,398	255,428	—

Item 16.F. Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in our Annual Report on Form 20-F for the year ended December 31, 2023, filed on April 29, 2024.

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
We have
adopted
insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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
Our busin
es
s strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3.D. Risk Factors — Significant breaches of information security could lead to legal and financial exposure, damage to our reputation and a loss of confidence by our customers” for more information on risks from cybersecurity threats that are reasonably likely to materially affect our business strategy, results of operations and financial condition.

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
Bo
a
rd of Directors
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

PART III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

Item 19.  Exhibits

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	—	Insider Trading Policies
97.1	—	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2024)*
101.INS	—	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL

*	Filed previously

(P)	Paper filing

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of POSCO Holdings Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of POSCO Holdings Inc. and its subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) accounting standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Description of the Matter
Estimated total contract costs at completion for construction contract revenue recognition related to POSCO Eco & Challenge Co., Ltd.

The Company recognized revenue of
￦
6,918,141 million from construction contracts, including the amount related to POSCO Eco & Challenge Co., Ltd., a subsidiary of the Company, for the year ended December 31, 2024, for which revenue is recognized over time. As described in Notes 3 (“Revenue from contracts with customers”), 28 and 29 to the consolidated financial statements, when contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion. We identified the estimated total contract costs at completion for construction contract revenue recognition related to POSCO Eco & Challenge Co., Ltd. as a critical audit matter because it requires subjective and complex auditor judgments in evaluating the underlying assumptions such as estimated material costs, labor costs and outsourcing costs, and changes in these assumptions may have a significant impact on the amount of revenue recognized during a specific period.

How We Addressed the Matter in Our Audit
To test the adequacy of the Company’s estimation of total contract costs at completion for construction contracts, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the estimation of total contract costs at completion for construction contract.

To test the estimated total contract costs at completion, our audit procedures included, among others, evaluating the management’s methodology used, the significant inputs and the underlying data used by the Company. We compared the actual total contract costs against the estimated total contract costs at completion in prior year for a selection of projects and evaluated the changes in material costs, labor costs and outsourcing costs. We evaluated the estimated cost of material, labor and outsourcing at project level by obtaining project level cost detail and compared to construction contract, approved project budget and actual costs for a selection of projects. For example, we tested the estimated material costs by comparing to actual purchase cost of materials by type at year end and tested outsourcing cost by evaluating the estimate to complete against actual outsourcing contract and approved project budget. To evaluate the reasonableness of the estimated total contract costs at completion, we selected a sample of projects completed in 2024 and tested actual costs per project by comparing the actual costs against estimated cost to completion in prior year and evaluated any changes and causes.

/s/ Ernst &Young Han Young
We have served as the Company’s auditor since 2024.
Seoul, Republic of Korea
April 29, 2025

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and the Board of Directors of POSCO Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited POSCO Holdings Inc. and its subsidiaries (the Company)’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2025 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

F-4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst &Young Han Young
Seoul, Republic of Korea
April 2
9
, 2025

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors POSCO HOLDINGS INC.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of POSCO HOLDINGS INC. and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG Samjong Accounting Corp.
We served as the Company’s auditor from 2008 to 2024.
Seoul, Korea
April 29, 2024

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2023 and 2024

(in millions of Won)	Notes	December 31, 2023		December 31, 2024
Assets
Cash and cash equivalents	4,5,23	￦	6,670,879	6,767,898
Trade accounts and notes receivable, net	6,17,23,29,37		10,802,989	10,821,488
Other receivables, net	7,23,37		1,947,529	2,261,323
Other short-term financial assets	8,23		11,403,166	8,499,389
Inventories	9		14,557,419	14,179,167
Current income tax assets			101,979	140,494
Assets held for sale	10		406,945	608,758
Other current assets	16		840,984	786,943

Total current assets			46,731,890	44,065,460

Long-term trade accounts and notes receivable, net	6,23		42,516	27,779
Other receivables, net	7,23,37		1,452,445	1,306,329
Other long-term financial assets	8,23		2,708,325	2,571,651
Investments in associates and joint ventures	11		5,020,264	4,738,793
Investment property, net	13		1,616,294	1,955,896
Property, plant and equipment, net	14		35,206,248	39,846,828
Intangible assets, net	15		4,714,784	4,774,824
Defined benefit assets, net	21		464,758	409,147
Deferred tax assets	35		3,355,597	3,613,344
Other non-current assets	16		173,195	133,684

Total non-current assets			54,754,426	59,378,275

Total assets		￦	101,486,316	103,443,735

See accompanying notes to the consolidated financial statements.

F-
7

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2023 and 2024

(in millions of Won)	Notes	December 31, 2023		December 31, 2024
Liabilities
Trade accounts and notes payable	23,37	￦	5,782,825	6,159,127
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,959,217	11,115,747
Other payables	18,23,37		2,737,478	3,463,871
Other short-term financial liabilities	19,23		163,626	120,875
Current income tax liabilities			319,096	350,570
Liabilities directly associated with the assets held for sale	10		141,890	—
Provisions	20		419,744	396,030
Other current liabilities	22,28,29		1,943,860	1,134,843

Total current liabilities			22,467,736	22,741,063

Long-term trade accounts and notes payable	23		—	2,049
Long-term borrowings, excluding current installments	4,17,23		15,011,162	14,881,620
Other payables	18,23		873,565	809,012
Other long-term financial liabilities	19,23		153,782	72,920
Defined benefit liabilities, net	21		38,754	43,143
Deferred tax liabilities	35		2,760,234	2,685,549
Long-term provisions	20		468,009	580,559
Other non-current liabilities	22		114,474	185,052

Total non-current liabilities			19,419,980	19,259,904

Total liabilities			41,887,716	42,000,967

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,672,790	1,658,350
Other components of equity	26		67,256	1,155,429
Treasury shares	27		(1,889,658)	(1,550,862)
Retained earnings			53,813,583	53,644,899

Equity attributable to owners of the controlling company			54,146,374	55,390,219
Non-controlling interests	25		5,452,226	6,052,549

Total equity			59,598,600	61,442,768

Total liabilities and equity		￦	101,486,316	103,443,735

See accompanying notes to the consolidated financial statements.

F-
8

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022, 2023 and 2024

(in millions of Won, except per share information)	Notes	2022		2023	2024
Revenue	28,29,37	￦	85,003,616	77,056,549	73,459,408
Cost of sales	29,31,34		(77,321,199)	(70,639,373)	(67,971,443)

Gross profit			7,682,417	6,417,176	5,487,965
Selling and administrative expenses	23, 30,34
Other administrative expenses			(2,504,757)	(2,651,902)	(3,004,478)
Selling expenses			(294,482)	(233,579)	(234,888)
Other operating income and expenses	23, 33 ,34
Other operating income			597,161	401,986	387,105
Other operating expenses			(1,138,653)	(1,195,683)	(1,183,876)

Operating profit			4,341,686	2,737,998	1,451,828
Share of profit (loss) of equity-accounted investees, ne t	11		676,260	269,678	(256,458)
Finance income and costs	23,32
Finance income			4,834,011	3,830,746	5,211,595
Finance costs			(5,804,466)	(4,202,996)	(5,080,735)

Profit before income taxes			4,047,491	2,635,426	1,326,230
Income tax expense	35		(461,534)	(789,367)	(320,954)

Profit			3,585,957	1,846,059	1,005,276
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			946	28,745	(42,753)
Foreign currency translation differences			(48,701)	76,433	231,347
Remeasurements of defined benefit plans	21		105,769	(118,548)	(95,345)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(10,076)	257,725	(150,443)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			132,188	207,860	331,616
Foreign currency translation differences			52,725	34,118	888,466
Gain or losses on valuation of derivatives	23		1,023	(1,292)	(110)

Other comprehensive income, net of tax			233,874	485,041	1,162,778

Total comprehensive income		￦	3,819,831	2,331,100	2,168,054

Profit (loss) attributable to :
Owners of the controlling company		￦	3,157,536	1,698,202	1,125,380
Non-controlling interests			428,421	147,857	(120,104)

Profit		￦	3,585,957	1,846,059	1,005,276

Total comprehensive income attributable to :
Owners of the controlling company		￦	3,394,098	2,131,847	2,039,382
Non-controlling interests			425,733	199,253	128,672

Total comprehensive income		￦	3,819,831	2,331,100	2,168,054

Earnings per share (in Won)	36
Basic earnings per share (in Won)			41,634	22,383	14,853
Diluted earnings per share (in Won)		￦	39,296	22,383	12,640

See accompanying notes to the consolidated financial statements.

F-
9

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2023 and 2024

	Attributable to owners of the controlling company
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2022	￦	482,403	1,397,416	199,384	(666,985)	(2,508,294)	51,475,396	50,379,320	4,334,646	54,713,966
Comprehensive income:
Profit		—	—	—	—	—	3,157,536	3,157,536	428,421	3,585,957
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	67,167	67,167	38,602	105,769
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	126,278	—	—	126,278	6,856	133,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	49,516	—	(59,576)	(10,060)	(16)	(10,076)
Foreign currency translation differences, net of tax		—	—	—	52,725	—	—	52,725	(48,701)	4,024
Gain or losses on valuation of derivatives, net of tax		—	—	—	452	—	—	452	571	1,023

Total comprehensive income		—	—	—	228,971	—	3,165,127	3,394,098	425,733	3,819,831

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(82,110)	(460,238)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)	—	(758,492)
Changes in subsidiaries		—	—	—	—	—	—	—	422,424	422,424
Changes in ownership interests in subsidiaries		—	(7,827)	—	—	—	—	(7,827)	425,871	418,044
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(15,007)	(16,494)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,512	—	58,003	—	58,003
Retirement of treasury shares		—	—	—	—	567,474	(583,485)	(16,011)	—	(16,011)
Share-based payment		—	12,115	—	—	—	—	12,115	—	12,115
Others		—	(907)	—	(5,976)	—	2,206	(4,677)	3,426	(1,251)

Total transactions with owners of the controlling company		—	12,872	(199,384)	(5,976)	615,986	(1,719,386)	(1,295,888)	953,988	(341,900)

Balance as of December 31, 2022	￦	482,403	1,410,288	—	(443,990)	(1,892,308)	52,921,137	52,477,530	5,714,367	58,191,897

See accompanying notes to the consolidated financial statements.

F-
10

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2022, 2023 and 2024

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Other components of equity	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2023	￦	482,403	1,410,288	—	(443,990)	(1,892,308)	52,921,137	52,477,530	5,714,367	58,191,897
Comprehensive income:
Profit		—	—	—	—	—	1,698,202	1,698,202	147,857	1,846,059
Other comprehensive income (loss)				—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	—	34,118	—	—	34,118	76,433	110,551
Gain or losses on valuation of derivatives, net of tax		—	—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	—	516,190	—	1,615,657	2,131,847	199,253	2,331,100

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	—	5,805	5,805
Changes in ownership interests in subsidiaries		—	250,363	—	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury shares		—	2,880	—	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	—	6,783	17,324	24,107
Others		—	2,476	—	(4,944)	—	(2,441)	(4,909)	(53,454)	(58,363)

Total transactions with owners of the controlling company		—	262,502	—	(4,944)	2,650	(723,211)	(463,003)	(461,394)	(924,397)

Balance as of December 31, 2023	￦	482,403	1,672,790	—	67,256	(1,889,658)	53,813,583	54,146,374	5,452,226	59,598,600

See accompanying notes to the consolidated financial statements.

F-1
1

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2022, 2023 and 2024

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Other components of equity	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2024	￦	482,403	1,672,790	—	67,256	(1,889,658)	53,813,583	54,146,374	5,452,226	59,598,600
Comprehensive income:
Profit (loss)		—	—	—	—	—	1,125,380	1,125,380	(120,104)	1,005,276
Other comprehensive income (loss)				—
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(133,212)	—	(11,838)	(145,050)	(5,393)	(150,443)
Foreign currency translation differences, net of tax		—	—		888,466	—	—	888,466	231,347	1,119,813
Gain or losses on valuation of derivatives, net of tax		—	—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	—	1,012,806	—	1,026,576	2,039,382	128,672	2,168,054

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(189,691)	(189,691)	(86,001)	(275,692)
Interim dividends		—	—		—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	—	32,691	32,691
Changes in ownership interests in subsidiaries		—	(15,440)	—	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury s hares		—	—	—	—	431,107	(431,107)	—	—	—
Share-based payment		—	(2,567)	—	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	—	75,367	—	(6,029)	72,905	47,353	120,258

Total transactions with owners of the controlling company		—	(14,440)	—	75,367	338,796	(1,195,260)	(795,537)	471,651	(323,886)

Balance as of December 31, 2024	￦	482,403	1,658,350	—	1,155,429	(1,550,862)	53,644,899	55,390,219	6,052,549	61,442,768

See accompanying notes to the consolidated financial statements.

F-1
2

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2023 and 2024

(in millions of Won)	Notes	2022		2023	2024
Cash flows from operating activities
Profit		￦	3,585,957	1,846,059	1,005,276
Adjustments for:
Depreciation			3,204,744	3,346,461	3,530,770
Amortization			488,835	498,193	453,689
Finance income			(1,943,661)	(1,850,756)	(3,476,227)
Finance costs			2,532,735	2,179,233	3,202,268
Income tax expense			461,534	789,367	320,954
Gain on disposal of property, plant and equipment			(18,502)	(9,387)	(26,533)
Loss on disposal of property, plant and equipment			111,082	125,823	85,149
Impairment loss on property, plant and equipment			213,183	275,846	608,122
Gain on disposal of intangible assets			(291)	(401)	(8,570)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(13,904)	(197,088)	(14,235)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,400	18,843	73,428
Share of profit (loss) of equity-accounted investees			(676,260)	(269,678)	256,458
Expenses related to post-employment benefits			228,611	206,614	246,484
Increase to provisions			289,915	160,880	217,174
Impairment loss on trade and other receivables			34,615	265,914	185,129
Loss on valuation of inventories			259,678	309,317	77,832
Impairment loss on goodwill and intangible assets			370,663	129,907	47,993
Gain on disposals of assets held for sale			(55,262)	(1,312)	(4,801)
Loss on disposal of assets held for sale			3,964	103,366	33,943
Gain on insurance claim			(236,344)	(7,682)	(157,552)
Others, net			28,674	(43,415)	11,797

			5,296,409	6,030,045	5,663,272

Changes in operating assets and liabilities	39		(368,489)	(1,087,529)	261,841
Interest received			249,751	447,621	570,769
Interest paid			(560,766)	(1,038,005)	(1,028,654)
Dividends received			757,502	696,941	744,857
Income taxes paid			(2,773,599)	(727,437)	(553,706)

Net cash provided by operating activities		￦	6,186,765	6,167,695	6,663,655

See accompanying notes to the consolidated financial statements.

F-1
3

POSCO HOLDINGS INC. and its subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2022, 2023 and 2024

(in millions of Won)	Notes	2022		2023	2024
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(89,327,182)	(39,830,719)	(15,835,323)
Proceeds from disposal of short-term financial instruments			91,539,884	40,174,440	19,501,852
Acquisitions of long-term financial instruments			(21,638)	(5,362)	(3,791)
Increase in loans			(1,087,409)	(1,238,668)	(820,248)
Collection of loans			1,086,964	1,369,763	784,616
Acquisitions of securities			(493,054)	(380,744)	(1,144,352)
Proceeds from disposal of securities			332,724	142,791	1,210,011
Acquisitions of investment in associates and joint ventures			(518,158)	(417,603)	(301,816)
Proceeds from disposal of investment in associates and joint ventures			169,365	142,316	45,185
Acquisitions of property, plant and equipment			(4,927,586)	(6,733,289)	(7,669,700)
Proceeds from (payment for) disposal of property, plant and equipment			864	(11,895)	44,189
Acquisitions of investment property			(1,561)	(56,043)	(3,883)
Proceeds from disposal of investment property			23,401	707	418
Acquisitions of intangible assets			(492,873)	(481,882)	(492,785)
Proceeds from disposal of intangible assets			7,748	30,328	11,711
Proceeds from disposal of assets held for sale			111,488	4,850	10,307
Collection of lease receivables			54,614	52,657	31,136
Cash outflows due to business combinations, net of cash acquired			(901,223)	(150,201)	—
Cash inflow from insurance claim			236,344	7,682	157,278
Others, net			(12,583)	(7,352)	(11,588)

Net cash used in investing activities			(4,219,871)	(7,388,224)	(4,486,783)

Cash flows from financing activities
Proceeds from borrowings			4,553,746	7,817,217	5,899,541
Repayment of borrowings			(4,138,054)	(4,461,114)	(7,532,911)
Proceeds from (repayment of) short-term borrowings, net			1,764,569	(2,524,077)	(217,759)
Payment of cash dividends			(1,218,405)	(815,451)	(844,195)
Repayment of hybrid bonds			—	(340,000)	—
Payment of interest of hybrid bonds			(16,494)	(10,043)	—
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			577,330	299,342	513,710
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(16,336)	(9,721)	(19,080)
Repayment of lease liabilities			(268,082)	(222,829)	(195,367)
Acquisition of treasury shares			—	—	(92,311)
Others, net			81,134	88,083	186,639

Net cash provided by (used in) financing activities	39		1,319,408	(178,593)	(2,301,733)

Effect of exchange rate fluctuation on cash held			(8,740)	16,719	221,880

Net increase (decrease) in cash and cash equivalents			3,277,562	(1,382,403)	97,019
Cash and cash equivalents at beginning of the period	5,10		4,775,720	8,053,282	6,670,879

Cash and cash equivalents at end of the period	5,10	￦	8,053,282	6,670,879	6,767,898

See accompanying notes to the consolidated financial statements.

F-1
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2023 and 2024

1.	General Information
General information about POSCO HOLDINGS INC.
(the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as
 57 domestic subsidiaries including POSCO
 and
 136
foreign subsidiaries including POSCO America Corporation, (collectively referred to as the “Company”) in accordance with IFRS No. 10 and 119 associates and joint ventures is as follows:

(a)	The controlling company
POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the controlling company have been listed on the Korea Exchange since June 10, 1988. The controlling company operates an investment business that controls and manages subsidiaries etc. through ownership of their shares.
On March 2, 2022, the controlling company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.
As of December 31, 2024, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,160,584	7.46
BlackRock Fund Advisors(*1)	4,206,522	5.09
CITIBANK.N.A	3,287,254	3.98
Pohang University of Science and Technology	1,981,047	2.40
Samsung Company	1,599,070	1.94
Others	65,389,900	79.13

	82,624,377	100.00

(*1)	Includes shares held by subsidiaries and others.
As of December 31, 2024, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its American Depositary Receipts (“ADRs”) are listed on the New York Stock Exchange.

F-1
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of December 31,
2023
and 2024 are as follows:

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.96	56.96	—	56.96	56.96	Pohang
POSCO DX Co., Ltd.	Computer hardware and software distribution	65.38	—	65.38	65.47	—	65.47	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd.	Business facility maintenance	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO A&C	Architecture and consulting	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	100.00	—	100.00	100.00	—	100.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO., LTD.	Refractories, Anode/Cathode materials manufacturing and sales	59.75	—	59.75	59.74	—	59.74	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH(*2)	Packing materials manufacturing and sales	—	48.94	48.94	—	48.85	48.85	Pohang
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
POSCO WOMAN’S FUND(*2)	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund(*2)	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul

6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	73.21	—	73.21	72.98	—	72.98	Seoul
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1 st Fund	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	—	—	Gwangyang
Posco New Growth	Investment in venture companies	99.86	0.14	100.00	99.89	0.11	100.00	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	98.05	—	98.05	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	65.00	65.00	—	75.00	75.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	66.67	66.67	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	—	100.00	100.00	—	100.00	100.00	Gwangyang
Posco Busan New deal Fund(*2)	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	66.67	66.67	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	51.00	—	51.00	51.00	—	51.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang

F-17

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
QSONE Co., Ltd.	Real estate rental	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO PS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PH Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GYS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GYR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GY Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
PCC Facilities Component Fund	Investment Association	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	98.80	1.20	100.00	98.76	1.24	100.00	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO CNGR Nickel Solution	High-Purity nickel manufacturing and sales	—	—	—	60.00	—	60.00	Pohang
POSCO CVC Scale-Up Fund	Investment in venture companies	—	—	—	—	60.00	60.00	Pohang
SK SOLAR POWER GENERATION COPORATION	Power generation	—	—	—	—	100.00	100.00	Daegu
POSCO ZT AIR SOLUTION	High-Purity rare gas manufacturing and sales	—	—	—	75.10	—	75.10	Gwangyang
RNR logistics	Logistics and warehousing	—	—	—	—	100.00	100.00	Seoul
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	Logistics and warehousing	—	—	—	—	100.00	100.00	Seoul

F-
1
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Research & Consulting	99.45	0.54	99.99	99.45	0.54	99.99	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co. Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	—	65.00	65.00	India
POSCO Japan PC CO., LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam

F-
1
9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	—	98.16	98.16	—	98.16	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	—	60.00	60.00	—	60.00	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.KRAKATAU POSCO FUTUREM	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia

F-
20

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL MYANMAR CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company, Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	—	—	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO WIDE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	—	—	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	—	66.75	66.75	—	66.75	66.75	Mexico
POSCO ChengDu Processing Center(*2)	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China
POSCO (Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO., Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	—	—	Papua New Guinea

F-2
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	99.91	99.91	—	99.91	99.91	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO., LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	70.00	70.00	—	90.00	90.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	—	100.00	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	—	95.32	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	84.04	15.96	100.00	84.04	15.96	100.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	—	92.20	92.20	—	92.20	92.20	Indonesia
PT. MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA

F-2
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO (Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	55.00	55.00	—	55.00	55.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO(*2)	Steel manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V..	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India

F-2
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO (Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	—	—	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	60.00	10.00	70.00	—	70.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	14.67	45.33	60.00	14.67	45.33	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*1)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc.	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada

F-2
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)
		December 31, 2023			December 31, 2024
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO (Wuhan) Automotive Processing Center Co., Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	100.00	100.00	—	100.00	100.00	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	100.00	100.00	—	100.00	100.00	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	100.00	100.00	—	100.00	100.00	Canada
POSCO FLOW (Shanghai) Co., Ltd	Transporting	—	100.00	100.00	—	100.00	100.00	China
POSCO (BEIJING) Trading Co., Ltd.	Trade	—	—	—	—	100.00	100.00	China

(*1)	Senex Holdings PTY LTD includes 19 subsidiaries including Senex Energy Limited.
(*2)
As of December 31, 2024, the entities are classified as consolidated subsidiaries since the Company has control over the investees although the Company’s percentage of ownership is
50% or less, considering the structure of the entities’ Board of Directors and others.

The controlling company’s interests in the subsidiaries increased by
￦
250,363
million (POSCO INTERNATIONAL Corporation and others) and decreased by
￦
15,440 million (POSCO HY Clean Metal Co., Ltd. and others) in 2023 and 2024, respectively, as a result of changes in the Company’s ownership interest
s
in subsidiaries that did not result in a loss of control.
POSCO HOLDINGS INC. received dividends of
￦
441,113 million and
￦
1,403,415 million from its subsidiaries in aggregate in 2023 and 2024, respectively.
As of December 31, 2024, there are no significant restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

F-2
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:
1) As of and for the Year ended December 31, 2022

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	44,644,744	12,148,120	32,496,624	35,152,358	503,076
POSCO Eco & Challenge Co., Ltd.	7,680,714	4,494,514	3,186,200	8,377,914	156,130
POSCO STEELEON Co., Ltd.	531,890	201,053	330,837	1,181,625	17,480
POSCO DX Co., Ltd.	795,602	388,531	407,071	1,108,702	43,463
eNtoB Corporation	192,658	128,012	64,646	988,417	10,548
POSCO FUTURE M CO.,LTD.	4,276,626	1,849,501	2,427,125	3,041,287	114,853
POSCO M-TECH	147,012	32,170	114,842	342,176	5,176
POSCO ENERGY CO., LTD.	4,298,692	2,638,807	1,659,885	3,605,965	190,704
POSCO INTERNATIONAL Corporation	9,186,552	5,837,152	3,349,400	32,566,135	289,472
POSCO MOBILITY SOLUTION	966,837	350,253	616,584	1,420,467	19,246
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	404,338	30,418	373,920	12,566	(6,737)

[Foreign]
POSCO America Corporation	135,502	8,296	127,206	11,380	20,379
POSCO AUSTRALIA PTY LTD(*1)	1,144,012	145,830	998,182	265,615	216,924
POSCO Asia Co., Ltd.	1,544,639	1,291,250	253,389	41,863	9,904
POSCO-CTPC Co., Ltd.	130,536	76,730	53,806	266,938	657
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,164,609	518,106	646,503	4,208,952	(77,395)
POSCO (Thailand) Company Limited	166,117	62,382	103,735	504,806	3,662
Qingdao Pohang Stainless Steel Co., Ltd.	132,871	13,999	118,872	380,792	(13,525)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	455,662	288,070	167,592	959,115	514
POSCO-China Holding Corp.	1,094,494	600,058	494,436	38,601	(34,522)
POSCO JAPAN Co., Ltd.	223,947	27,259	196,688	269,717	24,344
POSCO-India Pune Processing Center. Pvt. Ltd.	161,519	116,774	44,745	521,504	7,354
POSCO Japan PC CO.,LTD	386,553	311,011	75,542	635,651	8,868
POSCO-CFPC Co., Ltd.	328,843	263,965	64,878	1,124,718	14
POSCO MPPC S.A. de C.V.	546,916	442,970	103,946	881,066	8,365
POSCO-VIETNAM Co., Ltd.	321,430	305,758	15,672	885,599	(39,726)
POSCO MEXICO S.A. DE C.V.	726,081	496,146	229,935	785,821	(8,832)
POSCO Thainox Public Company Limited	419,425	83,801	335,624	900,653	7,411
POSCO Center Beijing	440,329	263,555	176,774	44,183	8,668
POSCO COATED STEEL (THAILAND) CO., LTD.	319,379	235,672	83,707	458,059	(1,305)
POSCO INTERNATIONAL AMARA Co., Ltd.	308,643	379,974	(71,331)	34,000	(12,626)
POSCO VST CO., LTD.	319,010	229,180	89,830	843,998	17,071
POSCO Maharashtra Steel Private Limited	1,353,120	888,574	464,546	1,901,490	(41,471)
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	334,723	255,895	78,828	916,943	14,296
POSCO Vietnam Processing Center Joint Stock Company	260,014	168,843	91,171	783,750	4,930
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	112,033	64,894	47,139	276,169	2,682
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	446,881	153,467	293,414	461,530	355
PT. KRAKATAU POSCO ENERGY	282,988	114,371	168,617	34,599	16,634
POSCO INTERNATIONAL AMERICA CORP.	536,696	411,978	124,718	2,658,298	31,244
POSCO INTERNATIONAL Deutschland GMBH	403,283	390,779	12,504	979,225	5,398
POSCO INTERNATIONAL JAPAN CORP.	928,656	798,617	130,039	2,921,851	26,410

F-2
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	257,492	250,532	6,960	4,955,151	(2,985)
POSCO INTERNATIONAL ITALIA S.R.L.	221,860	207,405	14,455	930,000	3,539
POSCO INTERNATIONAL (CHINA) CO., LTD	61,065	34,772	26,293	255,863	2,327
PT. KRAKATAU POSCO	3,973,061	3,321,182	651,879	3,006,300	137,787
POSCO INTERNATIONAL MALAYSIA SDN BHD	4,742	1,739	3,003	243,764	248
POSCO ASSAN TST STEEL INDUSTRY Inc	574,280	489,503	84,777	880,462	48,827
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	158,116	137,677	20,439	238,131	(1,638)
POSCO Argentina S.A.U.	766,020	15,395	750,625	59	(669)
POSCO-MKPC SDN BHD	153,081	85,891	67,190	244,967	14,472
POSCO INTERNATIONAL VIETNAM CO.,LTD.	14,283	6,792	7,491	280,690	788
POSCO INTERNATIONAL SHANGHAI CO.,LTD.	49,752	39,951	9,801	228,844	(525)
Senex Holdings PTY LTD(*1)	1,386,504	604,124	782,380	186,794	24,621

(*1)
Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity

2)	As of and for the Year ended December 31, 2023

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	45,825,529	12,716,600	33,108,929	38,971,567	1,179,665
POSCO Eco & Challenge Co., Ltd.	8,402,626	5,061,423	3,341,203	9,463,944	198,412
POSCO STEELEON Co., Ltd.	529,525	174,724	354,801	1,132,510	32,276
POSCO DX Co., Ltd.	871,343	418,446	452,897	1,445,326	88,527
eNtoB Corporation	164,228	97,127	67,101	1,110,222	8,491
POSCO FUTURE M CO.,LTD.	5,756,556	3,327,874	2,428,682	4,457,201	32,140
POSCO M-TECH	154,927	39,170	115,757	341,410	4,868
POSCO INTERNATIONAL Corporation	12,565,027	7,170,143	5,394,884	28,536,917	632,519
POSCO MOBILITY SOLUTION	1,036,342	448,319	588,023	1,432,416	(24,265)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	898,301	558,449	339,852	4,673	(34,198)
QSONE Co., Ltd.(* 1)	232,848	53,646	179,202	18,044	6,037

[Foreign]
POSCO America Corporation	153,900	7,980	145,920	12,231	16,690
POSCO AUSTRALIA PTY LTD(* 2)	1,322,381	133,612	1,188,769	224,985	152,896
POSCO Asia Co., Ltd.	1,130,637	862,642	267,995	83,539	16,275
POSCO-CTPC Co., Ltd.	113,805	59,166	54,639	250,167	1,093
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	936,933	459,269	477,664	3,359,087	(169,873)
POSCO (Thailand) Company Limited	185,280	82,456	102,824	440,532	(3,621)
Qingdao Pohang Stainless Steel Co., Ltd.	128,820	23,453	105,367	296,883	(13,362)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	371,734	198,451	173,283	729,700	6,364
POSCO-China Holding Corp.	986,501	515,610	470,891	31,329	(22,326)
POSCO JAPAN Co., Ltd.	201,184	5,300	195,884	16,453	3,705
POSCO-India Pune Processing Center. Pvt. Ltd.	222,439	175,594	46,845	436,248	1,576
POSCO Japan PC CO.,LTD	335,780	254,557	81,223	623,375	9,079
POSCO-CFPC Co., Ltd.	296,489	229,961	66,528	843,934	1,900
POSCO MPPC S.A. de C.V.	521,303	415,819	105,484	934,346	(278)
POSCO-VIETNAM Co., Ltd.	309,476	299,054	10,422	737,530	(5,594)

F-2
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
POSCO MEXICO S.A. DE C.V.	726,121	500,597	225,524	846,600	(8,530)
POSCO Thainox Public Company Limited	433,638	100,506	333,132	551,000	(4,170)
POSCO Center Beijing	427,898	246,190	181,708	37,028	5,623
POSCO COATED STEEL (THAILAND) CO., LTD.	307,619	220,259	87,360	386,992	1,459
POSCO INTERNATIONAL AMARA Co., Ltd.	306,105	400,124	(94,019)	33,288	(21,723)
POSCO VST CO., LTD.	251,525	196,382	55,143	547,889	(36,723)
POSCO Maharashtra Steel Private Limited	1,319,232	791,431	527,801	1,763,374	58,669
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	344,678	251,870	92,808	896,860	13,268
POSCO Vietnam Processing Center. Co., Ltd	238,694	127,038	111,656	577,064	7,003
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	99,186	48,858	50,328	229,524	3,718
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	434,496	127,087	307,409	395,261	8,993
PT. KRAKATAU POSCO ENERGY	263,986	94,202	169,784	34,158	13,895
POSCO INTERNATIONAL AMERICA CORP.	629,533	473,572	155,961	2,282,133	29,445
POSCO INTERNATIONAL Deutschland GMBH	400,762	384,113	16,649	946,974	3,413
POSCO INTERNATIONAL JAPAN CORP.	895,043	744,065	150,978	2,939,318	27,022
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	294,527	280,090	14,437	3,025,822	7,452
POSCO INTERNATIONAL ITALIA S.R.L.	226,148	209,374	16,774	777,756	1,498
PT. KRAKATAU POSCO	3,475,929	2,747,948	727,981	3,130,551	65,827
POSCO ASSAN TST STEEL INDUSTRY	471,071	456,913	14,158	416,096	(73,032)
POSCO AMERICA ALABAMA PROCESSING
CENTER CO., LTD.	152,896	135,087	17,809	251,884	(3,025)
POSCO Argentina S.A.U.	1,658,879	542,525	1,116,354	—	(73,807)
POSCO-MKPC SDN BHD	132,043	59,916	72,127	244,754	8,770
Senex Holdings PTY LTD(*2)	1,623,493	802,259	821,234	246,493	14,239

(*1)	The sales and net income occurred after the inclusion as a subsidiary.
(*2)
Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

3 )	As of and for the Year ended December 31, 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	45,681,401	12,574,873	33,106,528	37,556,523	901,542
POSCO Eco & Challenge Co., Ltd.	7,409,590	3,987,205	3,422,385	9,933,169	93,873
POSCO STEELEON Co., Ltd.	530,860	154,751	376,108	1,175,769	32,358
POSCO DX Co., Ltd.	871,043	356,499	514,543	1,440,386	86,759
eNtoB Corporation	186,221	116,120	70,101	1,018,894	4,683
POSCO FUTURE M CO., LTD.	6,765,713	3,980,328	2,785,385	3,608,988	(222,038)
POSCO M-TECH	149,758	37,945	111,813	346,628	568
POSCO INTERNATIONAL Corporation	12,692,301	6,981,884	5,710,417	27,388,739	510,930
POSCO MOBILITY SOLUTION	957,411	406,888	550,523	1,179,247	(35,088)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	1,254,635	1,038,612	216,023	30,237	(122,852)
QSONE Co., Ltd.	232,238	44,188	188,050	23,087	8,852

F-2
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)

[Foreign]
POSCO America Corporation	182,232	8,496	173,737	13,260	6,839
POSCO AUSTRALIA PTY LTD(* 1)	1,030,657	72,827	957,831	147,136	80,352
POSCO Asia Co., Ltd.	917,019	621,154	295,864	64,318	(8,867)
POSCO-CTPC Co., Ltd.	108,172	47,479	60,692	264,923	—
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	1,047,884	654,532	393,352	3,042,140	(129,933)
POSCO (Thailand) Company Limited	197,326	77,129	120,197	407,074	2,400
Qingdao Pohang Stainless Steel Co., Ltd.	135,759	33,597	102,162	211,357	(14,197)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	441,569	252,305	189,265	783,814	(2,773)
POSCO-China Holding Corp.	1,018,689	512,006	506,683	20,500	(17,866)
POSCO JAPAN Co., Ltd.	212,669	8,031	204,638	15,989	2,985
POSCO-India Pune Processing Center. Pvt. Ltd.	209,999	156,856	53,144	483,584	1,129
POSCO Japan PC CO.,LTD	352,915	262,886	90,028	615,346	6,430
POSCO-CFPC Co., Ltd.	331,811	257,870	73,941	980,637	(96)
POSCO MPPC S.A. de C.V.	661,110	536,852	124,258	1,008,224	3,709
POSCO-VIETNAM Co., Ltd.	350,524	337,418	13,106	835,631	1,136
POSCO MEXICO S.A. DE C.V.	749,960	475,331	274,629	999,807	16,243
POSCO Thainox Public Company Limited	512,321	115,149	397,172	576,912	14,948
POSCO Center Beijing	457,044	253,675	203,369	32,514	1,065

POSCO COATED STEEL (THAILAND) CO., LTD.	324,391	228,055	96,336	402,981	(3,165)
POSCO INTERNATIONAL AMARA Co., Ltd.	322,963	479,031	(156,068)	43,629	(45,325)
POSCO VST CO., LTD.	304,235	224,360	79,875	510,914	15,771
POSCO Maharashtra Steel Private Limited	1,471,597	695,297	776,300	1,785,238	180,957
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	424,014	310,883	113,131	1,003,522	9,669
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	89,444	31,260	58,184	209,207	2,339
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	466,488	142,002	324,486	423,938	(24,091)
PT. KRAKATAU POSCO ENERGY	296,566	89,437	207,130	34,777	12,578
POSCO INTERNATIONAL AMERICA CORP.	726,447	489,622	236,825	2,651,352	54,727
POSCO INTERNATIONAL Deutschland GMBH	503,928	488,965	14,963	1,099,624	(2,776)
POSCO INTERNATIONAL JAPAN CORP.	998,144	821,148	176,996	2,966,044	21,235
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	217,546	194,011	23,534	3,225,062	6,560
POSCO INTERNATIONAL ITALIA S.R.L.	291,810	271,429	20,381	862,642	2,321
PT. KRAKATAU POSCO(*1)	3,523,003	2,874,800	648,203	2,817,274	(168,700)
POSCO ASSAN TST STEEL INDUSTRY Inc	568,566	568,513	53	503,646	(23,238)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	204,257	192,542	11,715	347,192	(7,963)
POSCO Argentina S.A.U.	2,786,535	1,260,950	1,525,585	3,203	(128,649)
POSCO-MKPC SDN BHD	164,150	72,783	91,367	257,822	7,271
Senex Holdings PTY LTD(*1)	2,269,190	910,149	1,359,041	268,350	16,389

(*1)
Summarized financial information of POSCO AUSTRALIA PTY LTD, PT. KRAKATAU POSCO and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(d)	Details of non-controlling interests by entity, on a respective consolidated basis, as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

1)	As of and for the year ended December 31, 2022

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge Co., Ltd.	POSCO DX CO., LTD.
Current assets	￦	7,319,472	2,037,518	5,668,131	603,492
Non-current assets		5,196,865	2,599,958	2,996,633	248,102
Current liabilities		(5,487,440)	(965,793)	(3,957,668)	(431,132)
Non-current liabilities		(2,630,770)	(1,021,039)	(1,232,831)	(6,470)
Equity		4,398,127	2,650,644	3,474,265	413,992
Non-controlling interests		1,018,764	899,416	1,373,670	134,484
Revenue		37,989,588	3,301,916	9,688,618	1,152,680
Profit for the period		604,912	121,929	196,192	45,851
Profit attributable to non-controlling interests		120,052	46,016	82,158	14,828
Cash flows from operating activities		1,233,287	(60,954)	(101,240)	(3,943)
Cash flows from investing activities		(1,465,682)	(54,628)	281,885	16,174
Cash flows from financing activities		978,785	336,297	330,731	(9,834)
Effect of exchange rate fluctuation on cash held		30,157	(11,614)	(169)	(5)
Net increase in cash and cash equivalents		776,547	209,101	511,207	2,392

2)	As of and for the year ended December 31, 2023

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge Co., Ltd.	POSCO DX CO., LTD.
Current assets	￦	8,077,260	2,411,881	6,379,394	661,856
Non-current assets		8,540,488	3,922,712	2,357,217	227,952
Current liabilities		(6,275,479)	(1,396,408)	(4,713,198)	(421,367)
Non-current liabilities		(3,717,507)	(2,326,719)	(610,218)	(6,991)
Equity		6,624,762	2,611,466	3,413,195	461,450
Non-controlling interests		1,121,823	666,420	1,483,382	149,812
Revenue		33,132,821	4,759,871	10,095,060	1,485,876
Profit for the period		680,419	4,435	176,827	92,128
Profit attributable to non-controlling interests		141,618	25,365	89,042	30,506
Cash flows from operating activities		1,076,436	(444,846)	(294,596)	21,821
Cash flows from investing activities		(27,128)	(1,031,418)	318,890	19,264
Cash flows from financing activities		(1,225,373)	1,591,574	78,748	(12,975)
Effect of exchange rate fluctuation on cash held		15,222	(7,111)	1,444	39
Net increase (decrease) in cash and cash equivalents		(176,065)	108,199	104,487	28,148

F-
30

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	As of and for the year ended December 31, 2024

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge Co., Ltd.	POSCO DX CO., LTD.
Current assets	￦	8,268,175	2,112,748	5,253,321	676,688
Non-current assets		9,068,151	5,819,711	2,448,945	215,765
Current liabilities		(6,659,697)	(1,570,070)	(3,304,067)	(355,027)
Non-current liabilities		(3,327,166)	(3,041,884)	(892,031)	(11,528)
Equity		7,349,463	3,320,505	3,506,168	525,898
Non-controlling interests		1,089,512	700,123	1,495,379	169,964
Revenue		32,340,793	3,699,944	10,239,966	1,473,291
Profit (loss) for the period		503,410	(231,338)	108,682	88,599
Profit (loss) attributable to non-controlling interests		104,424	(78,781)	66,458	29,331
Cash flows from operating activities		876,881	670,850	13,430	97,800
Cash flows from investing activities		(846,138)	(1,810,360)	(76,358)	(12,603)
Cash flows from financing activities		(176,074)	1,375,379	(360,662)	(17,219)
Effect of exchange rate fluctuation on cash held		65,672	18,768	14,878	1,039
Net increase (decrease) in cash and cash equivalents		(79,659)	235,869	(408,712)	69,017

(e)	Details of associates and joint ventures

1)	Associates

		Ownership (%)		Region
Investee	Category of business	2023	2024
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
KONES, Corp.	Technical service	27.41	27.41	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	18.76	18.76	Hwaseong
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(* 1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*1)	Investment in new technologies	17.86	17.86	Seoul
DaeSung SnM Co., Ltd.(*5)	Steel sales	17.54	—	Busan
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Posco Agri-Food Export Fund(*4)	Investment in new technologies	30.00	—	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.68	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.87	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	29.48	29.48	Yongin

F-3
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)		Region
Investee	Category of business	2023	2024
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Pocheon-Hw ado Highway Corp.	Investment in Expressway	27.89	27.89	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	15.49	14.88	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation and other	18.00	18.00	Seoul
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(*4)	Investment in new technologies business	13.70	—	Pohang
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.12	Seoul
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus New Deal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(*1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(*1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(*1)	Investment in new technologies business	9.09	9.09	Pohang
Consus OS Private Real Estate Fund 2	Real estate development	50.00	50.00	Seoul
C&P Advanced Material Technology Co., Ltd.(*2)	Precursor manufacturing and sales	—	20.00	Pohang
P&O Chemical Co., Ltd(*3)	Chemical production	—	51.00	Gwangyang

[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia

F-3
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

		Ownership (%)		Region
Investee	Category of business	2023	2024

[Foreign]
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC(*5)	Raw material manufacturing and sales	20.00	—	USA
KIRIN VIETNAM CO., LTD(*4)	Panel manufacturing	19.00	—	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	17.26	17.26	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.05	22.05	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES Mong Duong Power Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daew oo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	24.32	24.32	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	13.00	13.00	China
Black Rock Mining LTD(*1)	Mining	11.72	10.07	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	12.85	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1)	Steel processing and sales	17.50	17.50	China
AJI Marketing and Sales, LLC(*2)	Coal sales	—	22.05	USA

(*1)	The Company has determined that it has significant influence even though the Company’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2024, the entities were included as associates.
(*3)	During the year ended December 31, 2024, the entity was excluded from a subsidiary and classified as an associate.
(*4)	During the year ended December 31, 2024, the entities were excluded from associates due to liquidation.
(*5)	During the year ended December 31, 2024, the entities were excluded from associates due to sale of interests.

F-3
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2 )	Joint ventures
Details of joint ventures as of December 31, 2023 and 2024 are as follows:

		Ownership (%)
Investee	Category of business	2023	2024	Region
[Domestic]
POSCO MC MATERIALS	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
Posco Plutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
FLOW K CO., Ltd.(*1)	Logistics and warehousing	—	40.00	Gwangyang
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY	Nickel smelting	49.00	49.00	Indonesia
Hydrogen Duqm LLC(*1)	Green hydrogen/Ammonia product business development	—	44.80	Oman
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia

(*1)	During the year ended December 31, 2024, the entities were newly included as joint ventures.

F-3
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(f)	New subsidiaries
Consolidated subsidiaries acquired or newly established during the year ended December 31, 2024 are as follows:

Company	Date of addition	Ownership (%)	Reason
POSCO CNGR Nickel Solution	January 2024	60.00	New establishment
POSCO CVC Scale-Up Fund	May 2024	60.00	New establishment
SK SOLAR POWER GENERATION CORPORATION	July 2024	100.00	Acqusition
POSCO ZT AIR SOLUTION	August 2024	75.10	New establishment
RNR logistics	September 2024	100.00	Acqusition
POSCO (BEIJING) Trading Co., Ltd.	December 2024	100.00	New establishment
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	December 2024	100.00	Acqusition

(g)	Loss of control
Subsidiaries for which the Company has lost c
on
trol during the year ended December 31, 2024 are as follows:

Company	Date of exclusion	Reason
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	June 2024	Divestiture
Myanmar POSCO Engineering & Construction Company, Limited.	October 2024	Liquidation
POSCO WIDE-CHINA CO., LTD.	November 2024	Liquidation
P&O Chemical Co., Ltd.	December 2024	Reclassification from subsidiary to associate due to articles of incorporation amendment
POSCO (Dalian) IT Center Development Co., Ltd.	December 2024	Divestiture
2. Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized for issuance by management on April 29, 2025.
Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for the following material items in the consolidated statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets
Functional and presentation currency
The financial statements of POSCO HOLDINGS INC. and its subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean

F-3
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

Won, which is POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.
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
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 15 - Goodwill and other intangible assets

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 29 - Revenue – contract balances

•	Note 35 - Income taxes

•	Note 38 - Commitments and contingencies

(c)	Measurement of fair value
The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial
assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes the valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values,

F-3
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.
Significant valuation issues are reported to the Company’s Audit Committee.
When measuring the fair value of an asset or a liability, the Company uses market observable data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.
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
Changes in Accounting Policies
Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2024 described below, the Company has consistently applied accounting policies in these consolidated financial statements for all periods presented.

(a)	Amendments to IFRS No. 16 “Leases”: Lease Liability in a Sale and Leaseback
The amendments to IFRS No. 16 “Leases” specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendments had no impact on the Company’s consolidated financial statements.

(b)	Amendments to IAS No. 1 “Presentation of Financial Statements”: Classification of Liabilities as Current or Non-current
The amendments to IAS No. 1 “Presentation of Financial Statements” specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral rights; and

F-3
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

•
that if under the condition that an entity settles the liability by transferring its equity instruments, the option is classified as equity instrument and the option is recognized separate from the liability as a component of equity for hybrid financial instrument, there is no impact on current or non-current
classification.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current
and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments had no impact on the classification of the Company’s liabilities.

(c)	Amendments to IAS No. 7 “Statement of Cash Flows” and IFRS No. 7 “Financial Instruments Disclosures”: Supplier Finance Arrangements
The amendments to IAS No. 7 “Statement of Cash Flows” and IFRS No. 7 “Financial Instruments Disclosures” clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of implementing the amendments, the Company has provided additional disclosures about its supplier finance arrangements. (See Note 23)

3.	Summary of Material Accounting Policy Information
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

8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(e)	Business combination of entities or businesses under common control
In a business combination of entities or businesses under common control, the assets acquired and liabilities assumed are recognized at their carrying amounts in the consolidated financial statements of the Company. The difference between the consideration transferred and the carrying amount of the net assets acquired is adjusted in capital surplus
.
Foreign operations
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

F-
3
9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
Inventories
Inventory costs, except
materials-in-transit
in which costs are determined by using specific identification method, are determined by using the total average method or moving-weighted average method. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.
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

F-
40

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years
Borrowing costs
The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets, and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.
Intangible assets
Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.
Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual

F-
4
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

value of intangible assets is zero. However, certain intangible assets (i.e., club membership) do not have foreseeable limitations on the period during which they can be utilized, therefore, if the useful life of these intangible assets is assessed as indefinite, they are not being amortized.

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
Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income
Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.
Leases

1)	As a lessee
At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease
component on the basis of their relative stand-alone prices.

F-4
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. The Company considers certain indicators such as whether the lease is for a major part of the economic life of the asset.
The Company leases out its investment properties. The Company classifies these leases as operating leases. The Company recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.
The Company provides subleases for assets such as vessels and others.
Impairment for financial assets
The Company recognizes loss allowance for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contract assets, loan commitments, and financial guarantee contracts.

(a)	Judgments on credit risk
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

F-4
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
Objective evidence that a financial asset or company of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for the financial assets because of financial difficulties

(d)	Write-off
The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off
based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
Impairment for non-financial assets
The carrying amounts of the Company’s
non-financial
assets, other than assets arising from costs of obtaining a contract or to fulfill a contract, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current
assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.
Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable company of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determined that individual operating entities are CGUs.

F-4
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

Derivative financial instruments, including hedge accounting
Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as described below.

(a)	Hedge accounting
The Company holds currency swaps, currency forwards and commodity future contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

①	Fair value hedge
Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. Change in the fair value of the hedged item attributable to the risk hedged is also recognized in profit or loss.

②	Cash flow hedge
When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

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
Construction work in progress
The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion
exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion,
the gross amount due to customers for contract work is presented. The amount received from the customer before the construction work is performed is recognized as an advance received. The amount billed for completed construction work is recognized as trade accounts and notes receivable (a receivable).

F-4
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

The Company accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.
Employee benefits
The Company’s net obligation in respect of defined benefit plans is calculated using the projected unit credit method.
Provisions
A Provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.
Regarding a provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which is estimated based on historical warranty data is recorded as cost of construction and provision for warranties during the construction period.
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

F-4
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Commercial Terms (Incoterms) for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading, and revenue generated is settled based on the terms of Letter of Credit (L/C), Acceptance Condition (D/A), Payment Condition (D/P), Telegraphic Transfer (T/T) and others.
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

F-4
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
When it is probable that total contract costs will exceed total contract revenue, the expected losses are immediately recognized as an expense.
The Company issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

(d)	Certain construction contracts for apartments
For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under IFRS No. 15., even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Company recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.
In the meantime, the billing point and settlement terms of the pre-sale
contract differ depending on the contract terms.

Finance income and finance costs
The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
Income taxes
The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies IAS No. 12 “Income Taxes”; if it is not applicable to the income taxes, the Company applies IAS No. 37 “Provisions, Contingent Liabilities and Contingent Assets”.
Operating segments
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company’s other components, whose operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the Chief Executive Officer (“CEO”). Segment results that are reported to the CEO include items directly attributable to a segment and items allocated on a reasonable basis.
Profit or loss is the measure of segment profitability used by the CODM to assess performance and allocate resources of the segments.
With regard to Construction segment of the Infrastructure business, segment profit and loss is determined in accordance with IFRS except that revenues and expenses from the development and sale of certain residential real estates are determined by reference to the stage of completion, while in the consolidated financial statements, they are recognized when the title to the real estates is transferred to the buyer.
For the other segments, segment profit and loss is determined in accordance with IFRS without any allocation of corporate expenses.
The accounting policies used in reporting segment information are consistent with the accounting policies used in the preparation of the consolidated financial statements except the assets and liabilities related to certain real estate contract revenue of the construction segment explained above which are determined by reference to the stage of completion of the contract activity at the end of each period. Corporate expenses are not allocated to segments in determining segment profit and loss. In addition, segment assets and liabilities are not allocated to segments either. The assets and liabilities of each segment presented in Note 40 are based on the separate financial statements of the entities belong to each segment.

F-
4
9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

In addition, there are a variety of transactions amongst the reportable segments. These transactions include sales and purchase of products, materials and property, plant and equipment, and rendering of construction service and so on.
Joint Arrangements
Joint arrangements in which two or more parties have joint control are classified as joint operations or joint ventures.
Participants
in a joint operation retain rights and obligations for the joint operation’s assets and liabilities and recognize their share of the joint operation’s assets and liabilities, income and expenses. Participants in a joint venture have rights to the net assets of the joint venture, and the equity method is applied.
New standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company has not early adopted the new or amended standards in preparation of these consolidated financial statements.

(a)	Amendments to IAS No. 21 “The Effects of Changes in Foreign Exchange Rates”: Lack of Exchangeability
The amendments to IAS No. 21 “The Effects of Changes in Foreign Exchange Rates”
specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position, and cash flows. The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted, but will need to be disclosed.
When applying the amendments, the entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

(b)	Amendments to IFRS No. 9 “Financial Instruments” and IFRS No. 7 “Financial Instruments Disclosures”: Classification and Measurement of Financial Instruments
The amendments to IFRS No. 9 “Financial Instruments” and IFRS No. 7 “Financial Instruments Disclosures” : Classification and Measurement of Financial Instruments
include the following:

•
clarify that a financial liability is derecognized on the settlement date and introduce an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	provide additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;

•	clarify what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and

F-
50

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

•	introduce disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.
The amendments will be effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, but only for the classification of financial assets and the related disclosures. The Company does not plan to early adopt the amendments.

(c)	Annual Improvements to IFRS—Volume 11
Annual Improvements to IFRS—Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to IFRS No. 1 “First-time adoption of IFRS”: Hedge accounting by a first-time adopter

•	Amendments to IFRS No. 7 “Financial Instruments: Disclosures“: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to IFRS No. 9 “Financial Instruments”: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to IFRS No. 10 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Amendments to IAS No. 7 “Statement of Cash Flows”: Cost Method
The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

(d)	IFRS No. 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS No. 18, which replaces IAS No. 1 Presentation of Financial Statements. IFRS No. 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.
In addition, narrow-scope amendments have been made to IAS No. 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS No. 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS No. 18 will apply retrospectively.

F-5
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

The Company is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

(e)	IFRS No. 19 Subsidiaries without Public Accountability
In May 2024, the IASB issued IFRS No. 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS No. 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards
IFRS No. 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.
As the Company’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS No. 19.
4. Financial risk management
The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risks, and the Company’s capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

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
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade accounts and notes receivable from customers, other receivables, and debt securities. In addition, credit risk arises from finance guarantees.

F-5
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

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
The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade accounts and notes receivable and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.
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
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the greatest extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
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
The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net

F-5
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. Entities in the steel segment reduce the foreign currency exposure by repayment of foreign currency borrowings related to investment in overseas when their maturities come.
Entities in the Infrastructure - construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the Infrastructure - trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

②	Interest rate risk
The Company manages the exposure to interest rate risk by adjusting the borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

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
The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (total borrowings after deducting cash and cash equivalents). The Company applied the same capital risk management strategy that was applied in the previous period.
Net
borrowing-to-equity
ratio as of December 31, 2023 and 2024 is as follows:

(in millions of Won)	2023		2024
Total borrowings	￦	25,970,379	25,997,367
Less: Cash and cash equivalents		6,670,879	6,767,898

Net borrowings		19,299,500	19,229,469
Total equity		59,598,600	61,442,768

Net borrowings-to-equity ratio		32.38%	31.30%

F-5
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

5.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Cash	￦	12,312	9,189
Demand deposits and checking accounts		2,537,545	2,220,202
Time deposits		1,473,081	1,908,284
Other cash equivalents		2,647,941	2,630,223

	￦	6,670,879	6,767,898

As of December 31, 2023 and 2024, cash and cash equivalents of subsidiaries of the Company, such as POSCO amounting to
￦
85,163 million and
￦
46,650 million, respectively,
are restricted in use.

6.	Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Trade accounts and notes receivable	￦	9,382,308	9,654,809
Due from customers for contract work		1,704,256	1,488,180
Less: Allowance for doubtful accounts		(283,575)	(321,501)

	￦	10,802,989	10,821,488

Non-current
Trade accounts and notes receivable	￦	89,839	72,387
Less: Allowance for doubtful accounts		(47,323)	(44,608)

	￦	42,516	27,779

The Company discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the years ended December 31, 2023 and 2024. This transaction is a transaction with recourse right because the Company is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of December 31, 2023 and 2024, the book value of the trade accounts receivable from the transaction is
￦
132,942 million and
￦
119,076 million, respectively, and the amount is included in the short-term borrowings.

F-5
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

7.	Other Receivables

(a)	The details of other receivables as of December 31, 2023 and 2024, are as follows:

(in millions of Won)	2023		2024
Current
Short-term loans	￦	223,011	375,244
Other accounts receivable		1,433,423	1,671,039
Accrued income		237,154	293,985
Deposits		125,854	80,007
Others		15,349	28,480
Lease receivables		23,948	18,224
Less: Allowance for doubtful accounts		(111,210)	(205,656)

	￦	1,947,529	2,261,323

Non-current
Long-term loans(*1)	￦	1,204,645	1,247,255
Other accounts receivable		186,492	192,736
Accrued income		184,739	189,565
Deposits		308,185	142,698
Lease receivables		78,994	76,680
Less: Allowance for doubtful accounts		(510,610)	(542,605)

	￦	1,452,445	1,306,329

(*1)
The
Company
recognized an allowance for doubtful accounts of
￦
288,315 million for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables during the year ended December 31, 2023
.

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2023		2024
Pohang University of Science and Technology	Lease contract	￦	7,586	7,429
Korea Business Angels Association	Lease contract		2,339	2,162
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD.	3 Container Ships, 4 Tankers		50,429	45,179
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		42,588	40,134

		￦	102,942	94,904

F-5
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	As of December 31, 2023 and 2024, total and net lease investments in the leases are as follows:

(in millions of Won)	2023		2024
Less than 1 year	￦	24,965	19,051
1 year - 3 years		31,840	31,805
3 years - 5 years		20,820	9,848
Over 5 years		63,583	68,527

Undiscounted lease payments		141,208	129,231
Unrealized interest income		(38,266)	(34,327)

Present value of minimum lease payment	￦	102,942	94,904

8.	Other Financial Assets
Other financial assets as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Derivative assets	￦	166,873	465,178
Debt securities		295,619	400,771
Deposit instruments(*1)		4,400,267	6,420,797
Short-term financial instruments(*1)		6,540,407	1,212,643

	￦	11,403,166	8,499,389

Non-current
Derivative assets	￦	134,269	497,698
Equity securities(*2)		1,793,531	1,171,544
Debt securities		87,778	115,601
Other securities(*2)		669,687	762,177
Deposit instruments(*1)		23,060	24,631

	￦	2,708,325	2,571,651

(*1)	As of December 31, 2023 and 2024, financial instruments amounting to ￦ 101,888 million and ￦ 98,116 million, respectively, are restricted in use for financial arrangements, pledge s and others.
(*2)	As of December 31, 2023 and 2024, ￦ 181,167 million and ￦ 182,862 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

F-5
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

9.	Inventories

(a)	Inventories as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Finished goods	￦	2,615,009	2,741,236
Merchandise		1,049,467	1,166,464
Semi-finished goods		3,039,516	2,659,707
Raw materials		3,237,691	3,764,453
Fuel and materials		921,742	1,038,854
Construction inventories		988,463	236,492
Materials-in-transit		2,965,306	2,889,334
Others		87,802	118,391

		14,904,996	14,614,931

Less: Allowance for inventories valuation(* 1)		(347,577)	(435,764)

	￦	14,557,419	14,179,167

(*1)	For the years ended December 31, 2022, 2023 and 2024, allowance for inventories valuation increased by ￦ 161,929 million, ￦ 52,348 million and ￦ 77,832 million, respectively.

(b)	The allowance for inventories valuation by item as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Finished goods	￦	119,325	187,902
Merchandise		14,499	14,288
Semi-finished goods		67,842	103,751
Raw materials		128,812	113,413
Fuel and materials		6,694	6,060
Construction inventories		8,801	6,420
Others		1,604	3,930

	￦	347,577	435,764

F-5
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

10.	Assets Held for Sale
Details of assets held for sale as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024(*1,2)
Asset
Trade accounts and notes receivable and other receivables	￦	728	—
Inventories		39,054	—
Other financial assets		119,881	604,439
Property, plant and equipment		149,612	4,319
Intangible assets		97,372	—
Others		298	—

	￦	406,945	608,758

Liability
Other payables	￦	22,180	—
Provisions		119,710	—

	￦	141,890	—

(*1)	During the year ended December 31, 2024, the Company determined to sell Nippon Steel Corporation and classified the equity security as assets held for sale.
(*2)
POSCO International Corporation has classified its entire stake in AES Mong Duong Power Company Limited and Mong Duong Finance Holdings B.V. as assets held for sale, as it is expected that these shares will be recovered through a sale transaction. The amount has been measured at the lower of the net fair value, which is the fair value less costs to sell, and the carrying amount.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Investments in associates	￦	2,103,594	1,632,386
Investments in joint ventures		2,916,670	3,106,407

	￦	5,020,264	4,738,793

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b) Details of investments in associates as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2023		2024
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	￦	455,584	￦	323,521	392,269
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		15,040	14,054
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		23,998	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		13,967	12,401
PCC Amberstone Private Equity Fund 1(*2)	5,771,057,320	8.80		5,771		8,904	6,181
Others(*1)						142,662	122,688

						528,092	562,427

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		111,039		287,282	279,349
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		230,699	—
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		346,724	426,276
AMCI (WA) PTY LTD	49	49.00		209,664		60,225	68,478
NCR LLC	—	22.05		247,077		253,121	—
KOREA LNG LTD.	2,400	20.00		135,205		58,759	25,622
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		105,300	—
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,632	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,642	10,713
Others(*1)						209,118	241,841

						1,575,502	1,069,959

					￦	2,103,594	1,632,386

(*1)	As of December 31, 2023 and 2024, investments in associates amounting to ￦ 678,876 million and ￦ 452,614 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)
As of December 31, 2024, the entity is classified as an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

F-
60

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Details of investments in joint ventures as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2023		2024
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	￦	115,680	￦	155,748	153,839
SNNC(*1)	18,130,000	49.00		90,650		100,692	38,046
Others						8,323	10,042

						264,763	201,927

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,400,009	1,397,824
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		419,192	477,898
KOBRASCO	2,010,719,185	50.00		32,950		99,768	119,820
Nickel Mining Company SAS(*1)	3,234,698	49.00		157,585		87,967	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		111,001	126,906
DMSA/AMSA(*1)	—	3.89		346,880		16,572	—
PT NICOLE METAL INDUSTRY(*2)	137,488,235	49.00		540,604		284,351	578,604
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		208,765	179,841
Others						24,282	23,587

						2,651,907	2,904,480

					￦	2,916,670	3,106,407

(*1)	As of December 31, 2023 and 2024, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2024, the Company acquired ￦ 247,824 million of additional investment in joint ventures by participating in PT NICOLE METAL INDUSTRY’s capital increase.

F-
6
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(d)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS		161,465	—	(9,000)	3,176	107	155,748
Others		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co., Ltd		216,138	—	—	(6,765)	(608)	208,765
Others		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	￦	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)
Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)
During the year ended December 31, 2023, the
Company
acquired additional 50% of the shares from external shareholders of QSONE Co., Ltd., which was previously classified as an investment in an associate. As a result, the Company gained control of the company and consolidated it.

F-
6
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	For the year ended December 31, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	￦	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)
Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2024.

(*2)	During the year ended December 31, 2024, the Company determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

F-6
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows:

1)	As of and for the year ended December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS		431,090	170,518	260,572	194,238	2,998

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co., Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

F-6
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	As of and for the year December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

(f)
Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinued the use of the equity method during the year ended December 31, 2024 were as follows:

(in millions of Won)
Company	Beginning balance		Increase (decrease)	Ending balance
New Songdo International City Development, LLC	￦	116,715	(4,410)	112,305
UITrans LRT Co., Ltd.		46,455	2,041	48,496
FQM Australia Holdings Pty Ltd		252,727	102,470	355,197
Others		57,281	4,452	61,733

	￦	473,178	104,553	577,731

F-6
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

12.	Joint Operations
Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2024 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore M idstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

13.	Investment Property
(a) Investment property as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023				2024
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	804,022	(16,718)	787,304	876,549	(10,099)	866,450
Buildings		905,649	(249,863)	655,786	1,173,721	(230,870)	942,851
Structures		3,384	(1,511)	1,873	3,342	(1,587)	1,755
Right of use assets		208,036	(36,705)	171,331	188,397	(43,557)	144,840

	￦	1,921,091	(304,797)	1,616,294	2,242,009	(286,113)	1,955,896

The fair value of major investment properties is determined based on the assumptions and data used in the valuation by an independent appraiser with recognized professional qualifications, and the fair value of the investment properties as of December 31, 2024 is

~~W~~

2,817,584
 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Others(*2)	Ending
Land	￦	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right of use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	￦	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Represents increases in investment property due to business combination upon incorporation of QSONE Co., Ltd. into a subsidiary during the year ended December 31, 2023.
(*2)	Includes reclassification resulting from changing purpose of use, adjusted foreign currency translation difference and others.

F-6
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	￦	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	￦	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

(*1)
During the year ended December 31, 2024, RNR Logistics and others were included as subsidiaries, and the Company has included the effect of the increase in investment properties in the business combination.

(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023					2024
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	3,295,768	(5,524)	—	3,290,244	3,353,019	(12,144)	(5,000)	3,335,875
Buildings		10,671,833	(6,237,883)	(6,318)	4,427,632	12,097,246	(6,808,735)	(7,543)	5,280,968
Structures		7,159,034	(4,077,472)	(38)	3,081,524	8,292,323	(4,431,766)	(34)	3,860,523
Machinery and equipment		54,184,134	(37,630,472)	(14,470)	16,539,192	58,845,673	(40,516,816)	(17,179)	18,311,678
Vehicles		383,891	(302,246)	(2,050)	79,595	433,218	(340,993)	(2,250)	89,975
Tools		557,394	(428,215)	(314)	128,865	609,799	(474,877)	(421)	134,501
Furniture and fixtures		840,366	(650,424)	(55)	189,887	911,525	(711,472)	(20)	200,033
Right of use assets		1,468,295	(469,990)	—	998,305	1,589,388	(618,754)	—	970,634
Bearer plants		186,723	(49,392)	—	137,331	203,433	(63,982)	—	139,451
Construction-in- progress		6,421,533	(76,357)	(11,503)	6,333,673	7,744,779	(180,824)	(40,765)	7,523,190

	￦	85,168,971	(49,927,975)	(34,748)	35,206,248	94,080,403	(54,160,363)	(73,212)	39,846,828

F-6
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2023 and 2024 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3,4)	Others(*1)	Ending
Land	￦	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Right of use assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	￦	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(*2)
Represents increases in property, plant and equipment upon reclassification of QSONE Co., Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*3)
The
Company
estimated the recoverable amount after calculating the net fair value of individual assets whose operation was suspended due to operation plan change, such as lithium production facilities in Gwangyang and Argentina, and recognized an impairment loss of
￦
196,207 million on property, plant and equipment whose recoverable amount was less the book value.

(*4)
The
Company
estimated the recoverable amount after calculating the value in use of the hydrogen peroxide manufacturing facility in Gwangyang, which had impairment indications due to changes in raw material prices and changes in production plans during the year ended December 31, 2023, and recognized an impairment loss of
￦
46,535 million on property, plant and equipment whose recoverable amounts was less than the book value.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	￦	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Right of use assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	￦	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

(*1)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

F-6
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(*2)
The
Company
calculated the net fair value of individual assets, such as steelmaking plant no. 1 and blast furnace no. 4 in Pohang, whose operation was suspended due to operation plan changes, to estimate recoverable amount and recognized an impairment loss of
￦
227,239 million for property, plant and equipment during the year ended December 31, 2024.

(*3)
The
Company
identified certain portion of the anode/cathode material assets that were in long-term idle status or expected to fall short of the anticipated economic performance during the year ended December 31, 2024. The
Company
calculated the net fair value of such individual assets to estimate the recoverable amount and recognized an impairment loss of
￦
307,911 million for assets that the recoverable amounts are less than their carrying amounts.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Weighted average expenditure	￦	1,657,425	3,585,047	4,016,832
Borrowing costs capitalized		44,264	126,260	193,093
Capitalization rate (%)		2.39 ~ 3.85	1.53 ~ 6.91	0.70 ~ 5.78

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2023 and 2024 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2023		2024
Land	Korean Development Bank and others	￦	1,100,811	846,211
Buildings and structures	Korean Development Bank and others		1,410,864	1,303,216
Machinery and equipment	Korean Development Bank and others		2,014,210	1,828,174
Other property, plant and equipment	Korean Development Bank and others		—	34,614

		￦	4,525,885	4,012,215

As of December 31, 2024, assets pledged as collateral related to the Company’s borrowings and others amounting to
￦
4,539,338 million include investment properties and other assets such as right to use land.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2023 and 2024 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
O thers		6,862	42,901	(12,885)	(6,983)	29,895

	￦	1,091,846	243,649	(176,021)	10,162	1,169,636

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	￦	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
O thers		29,895	22,856	(19,657)	—	(9,068)	24,026

	￦	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Interest on lease liabilities	￦	34,936	41,109	48,887
Expenses related to short-term leases		29,931	52,486	53,944
Expenses related to leases of low-value assets		17,877	20,103	25,968

	￦	82,744	113,698	128,799

F-
70

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

15.	Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2023 and 2024 are as follows:

	2023					2024
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwi l l	￦	1,720,753	(1,317,581)	—	403,172	1,722,390	(1,364,539)	—	357,851
Intellectual property rights		5,167,677	(2,138,026)	—	3,029,651	5,670,769	(2,423,252)	—	3,247,517
Membership		141,306	(3,122)	—	138,184	137,619	(1,511)	—	136,108
Development expense		758,878	(631,974)	(86)	126,818	742,816	(647,701)	(74)	95,041
Port facilities usage rights		681,530	(499,119)	—	182,411	681,530	(513,534)	—	167,996
Exploration and evaluation assets		324,324	(160,878)	—	163,446	276,599	(161,290)	—	115,309
Development assets		10,235	—	—	10,235	86,792	(81)	—	86,711
Customer relationships		865,753	(668,858)	—	196,895	859,035	(713,336)	—	145,699
Other intangible assets		1,260,067	(796,052)	(43)	463,972	1,240,979	(818,341)	(46)	422,592

	￦	10,930,523	(6,215,610)	(129)	4,714,784	11,418,529	(6,643,585)	(120)	4,774,824

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(*3)	Others(*2)	Ending
Goodwill	￦	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(*1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	￦	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Estimated useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind by investing Greenhills Mine, which had been recognized as a joint

F-
7
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of
￦
88,518 million since recoverable amounts are less than their carrying amounts.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	￦	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(*1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	￦	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

(*1)	Estimated useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(c)	The Company’s cash generating units (CGUs) and carrying amounts of goodwill allocated to CGUs as of December 31, 2023 and 2024 are as follows:

(in millions of Won)		Total number of CGUs
Reportable segments		2023	2024	CGUs	2023		2024
Steel		10	9	POSCO VST CO., LTD.	￦	36,955	—
				POSCO Center Beijing		173	192
				Others		13,806	13,748
Infrastructure	Trading	5	5	POSCO INTERNATIONAL Corporation — Global Business Division(*1)		240,092	240,092
				POSCO INTERNATIONAL Corporation — Energy Division		26,471	26,471
				Others		7,513	8,205
	Construction	1	1	POSCO WIDE Co., Ltd		32,585	32,585
	Logistics and others	2	2	Shinan Green Energy Co., Ltd.		9,722	108
Secondary Battery Materials		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
				Posco Silicon Solution Co., Ltd		26,947	27,542
				Zhangjiagang Pohang Refractions Co., Ltd.		108	108

		21	20		￦	403,172	357,851

(*1)	The recoverable amount of POSCO INTERNATIONAL Corporation – Global Business Division, a subsidiary in the Infrastructure – trading segment, is determined based on its value in use

F-
7
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

by an independent external valuer. As of December 31, 2024, the value in use is estimated by applying an 7.37% (2023: 7.73%)
post-tax
discount rate to the future cash flows estimated based on management’s
5-year
business plan and terminal growth rate of 1.0% (2023: 1.0%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2024 as the recoverable amount exceeded the carrying amount of the CGU.

The value in use of the CGU is sensitive to key assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 1%, the value in use would have decreased by
￦
884,800 million or 10.88%. If the terminal growth rate decreases by 1%, the value in use would have decreased by
￦
273,800 million or 3.36%.
The Company believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed the recoverable amount of the CGU.

16.	Other Assets
Other current assets and other non-current assets as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Advance payments	￦	593,300	509,922
Prepaid expenses		226,960	259,145
Firm commitment asset		3,418	2,489
Others		17,306	15,387

	￦	840,984	786,943

Non-current
Long-term advance payments	￦	46,989	33,308
Long-term prepaid expenses		30,232	20,689
Others		95,974	79,687

	￦	173,195	133,684

F-7
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 202 3 and 202 4 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2023		2024
Short-term borrowings
Bank overdrafts	JP Morgan and others	May 2024~ December 2024	January 2025~ December 2025	3.65~7.50	￦	69,160	85,892
Short-term borrowings	HSBC and others	January 2024~ December 2024	January 2025~ December 2025	0.40~62.00		4,890,120	5,647,199

						4,959,280	5,733,091

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September 2009~ December 2024	January 2025~ December 2025	0.19~6.69		990,088	1,323,002
Current portion of debentures	KB Securities co.,Ltd. and others	July 2015~ November 2023	January 2025~ December 2025	1.68~5.81		3,255,375	4,024,084
Less: Current portion of discount on debentures issued						(2,217)	(3,483)
Current portion of exchangable bonds(*1)	Foreign currency exchangable bonds	September 2021	September 2026			1,756,691	39,053

						5,999,937	5,382,656

					￦	10,959,217	11,115,747

(*1)
As of December 31, 2024, exchangeable bonds are classified as current liabilities because the bondholders’ put option for redemption has become exercisable within 12 months. The issuance conditions of the exchangeable bonds issued by the Company are as follows.

Foreign currency exchangeable bonds
Type of bond	Exchang e able bonds
Aggregate principal amount(*1)	EUR 27,100,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption
1) Redemption at
m
aturity : Outstanding bond principal, which is not repaid early or which call option is not ex
c
ercised on, is repaid at maturity as a lump sum
2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%
Exchange price(*2) (Won/share)	437,491
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026

F-7
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, stock split, reverse stock split, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- In the event of a change of control of the controlling company
- Where the shares issued by the controlling company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer
- Share price

(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends during the year ended December 31, 2024.
The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(b)	Long-term borrowings, excluding current portion as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2023		2024
Long-term borrowings	Export-Import Bank of Korea and others	September 2001~ December 2024	January 2026~ March 2040	1.00~8.50	￦	4,590,541	4,868,703
Less: Present value discount						(9,414)	(51,173)
Debentures	KB Securities co.,Ltd. and others	July 2019~ October 2024	January 2026~ January 2033	1.72~6.38		10,478,394	10,108,600
Less: Discount on debentures issued						(48,359)	(44,510)

					￦	15,011,162	14,881,620

F-7
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 202 4 are as follows:

(in millions of Won)	Bank	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	￦	4,008,404	4,537,287
Trade accounts and notes receivable	Korea Development Bank and others		120,161	120,161
Financial instruments	Korea Development Bank and others		15,444	15,444

		￦	4,144,009	4,672,892

18. Other Payables
Other payables as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Accounts payable	￦	1,174,097	1,652,957
Accrued expenses		1,046,891	1,275,068
Dividend payable		3,261	4,182
Lease liabilities		163,952	161,601
Deposits withheld		349,277	370,063

	￦	2,737,478	3,463,871

Non-current
Accounts payable	￦	14,143	6,096
Accrued expenses		8,073	11,979
Lease liabilities		760,368	744,500
Long-term deposits withheld		90,981	46,437

	￦	873,565	809,012

F-7
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

19.	Other Financial Liabilities
Other financial liabilities as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Derivative liabilities	￦	38,631	108,786
Financial guarantee liabilities		5,114	4,972
Others(*1)		119,881	7,117

	￦	163,626	120,875

Non-current
Derivative liabilities	￦	81,291	2,236
Financial guarantee liabilities		7,858	8,944
Others		64,633	61,740

	￦	153,782	72,920

(*1)
The Company has recognized other financial liabilities in connection with the put option agreement which Posco Future Materials Canada Inc., a subsidiary, has entered into with GM Battery Raw Materials Corporation for the year ended December 31, 2023. The put option agreement expired for the year ended December 31, 2024.

20.	Provisions

(a)	Provisions as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023			2024
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	146,277	38,114	121,757	70,104
Provision for construction warranties		50,222	146,536	49,659	137,201
Provision for legal contingencies and claims(*1)		20,893	52,169	17,960	78,486
Provision for the restoration		14,567	161,253	10,041	197,810
Others(* 2 )		187,785	69,937	196,613	96,958

	￦	419,744	468,009	396,030	580,559

(*1)
The
Company
recognized probable outflow of resources amounting to
￦
45,712 million and
￦
80,220 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the
Company
as of December 31, 2023 and 2024, respectively.

(*2)
According to the
Act on the promotion of the development, use and diffusion of new and renewable energy
, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power, generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2023 and 2024, the
Company
recognized
￦
64,166 million and
￦
64,249 million respectively, as provision.

F-7
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and working service rendered
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	￦	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	￦	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Includes adjustments of foreign currency translation differences and others.

F-7
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

21.	Employee Benefits

(a)	Defined contribution plans
The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Expense related to post-employment benefit plans under defined contribution plans	￦	62,467	70,394	81,811

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Present value of funded obligations	￦	2,445,797	2,589,246
Fair value of plan assets(*1)		(2,902,714)	(2,962,342)
Present value of non-funded obligations		30,912	7,092

Net defined benefit assets	￦	(426,005)	(366,004)

(*1)
As of December 31, 2023 and 2024, the
Company
recognized net defined benefit assets amounting to
￦
464,758 million and
￦
409,147 million, respectively, which represent the excess of each consolidated entity’s plan asset over the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Defined benefit obligations at the beginning of year	￦	2,220,687	2,476,709
Current service costs		235,340	266,460
Interest costs		97,660	93,131
Remeasurements :		178,649	147,838
- Loss (gain) from change in financial assumptions		165,919	92,706
- Loss (gain) from change in demographic assumptions		(16,094)	2,700
- Loss (gain) from change in others		28,824	52,432
Benefits paid		(263,547)	(336,899)
Others		7,920	(50,901)

Defined benefit obligations at the end of year	￦	2,476,709	2,596,338

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Fair value of plan assets at the beginning of year	￦	2,703,639	2,902,714
Interest on plan assets		126,386	112,768
Remeasurement of plan assets		22,400	20,345
Contributions to plan assets		279,225	251,891
Benefits paid		(233,689)	(279,304)
Others		4,753	(46,072)

Fair value of plan assets at the end of year	￦	2,902,714	2,962,342

The
Company
expects to make a contribution

of
~~W~~
138,915
million to the plan assets in 2025.

4)	The fair value of plan assets as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Equity instruments	￦	6,867	14,507
Debt instruments		529,313	404,311
Deposits		2,155,063	2,268,197
Others		211,471	275,327

	￦	2,902,714	2,962,342

5)	The amounts recognized in consolidated statement s of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Current service costs	￦	235,007	235,340	266,460
Net interest costs(*1)		(6,397)	(28,726)	(19,637)

	￦	228,610	206,614	246,823

(*1)	The actual return on plan assets amounted to ￦ 20,410 million, ￦ 148,786 million and ￦ 133,113 million for the years ended December 31, 2022, 2023 and 2024, respectively.
The above expenses by function are as follows:

(in millions of Won)	2022		2023	2024
Cost of sales	￦	156,576	135,687	155,146
Selling and administrative expenses and others		72,034	70,927	91,677

	￦	228,610	206,614	246,823

F-
80

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2022, 2023 and 2024 are as follows:

(in millions of Won)	2022		2023	2024
Beginning	￦	(502,066)	(396,297)	(514,845)
Remeasurements of defined benefit plans		105,769	(118,548)	(95,345)

Ending	￦	(396,297)	(514,845)	(610,190)

7)	The principal actuarial assumptions as of December 31, 2023 and 2024 are as follows:

(%)	2023	2024
Discount rate	0.92 ~ 7.60	2.50 ~ 21.55
Expected future increase in salaries(*1)	2.30 ~ 28.11	1.50 ~ 29.32

(*1)	The expected future increases in salaries are based on the average salary increase rate over the past five years.
All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation as of December 31, 2024 by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(158,250)	(6.1)	188,034	7.1
Expected future increase in salaries		185,594	7.1	(158,114)	(6.1)

9)	As of December 31, 2024, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	290,647	922,418	636,405	913,302	385,817	3,148,589
The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

F-8
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

22.	Other Liabilities
Other liabilities as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Current
Due to customers for contract work	￦	624,632	452,839
Advances received		910,659	253,171
Unearned revenue		69,062	87,969
Withholdings		297,442	307,753
Firm commitment liability		20,136	10,384
Others(*1)		21,929	22,723

	￦	1,943,860	1,134,843

Non-current
Advances received		2	90,084
Unearned revenue	￦	8,889	4,317
Others(*1)		105,583	90,651

	￦	114,474	185,052

(*1)
As of December 31, 2023 and 2024, the
Company
recognized the assumed liability amounting to
￦
56,325 million and
￦
41,770 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2023 and 2024 are as follows:
①
December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)

F-8
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Cash and cash Equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,521	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	￦	32,687,927	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,689	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Other payables		3,241,459	—	—	—	—
Other financial liabilities		65,256	—	—	—	—

	￦	35,312,072	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)
The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

②
December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322

F-8
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash E quivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,086	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	￦	30,556,986	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Other payables		3,895,526	—	—	—	—
Other financial liabilities		68,857	—	—	—	—

	￦	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

(*2)
The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

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

F-8
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	Financial assets classified as fair value hierarchy Level 3

①	Value technique and significant but unobservable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2024 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	342,049	Discounted cash flows	Growth rate	0% ~ 1.00%	As growth rate increases, fair value increases
				Discount rate	7.02% ~ 23.67%	As discount rate increases, fair value decreases
		104,121	Proxy firm valuation method	Price multiples	0.346 ~ 4.649	As price multiples increases, fair value increases
		95,866	Discounted cash flows	Growth rate	1%	As growth rate increases, fair value increases
				Discount rate	14.90%	As discount rate increases, fair value decreases
			Binominal option pricing model	Value of underlying asset	USD 1,910,715 thousands	Fair value increases when value of underlying asset increases
				Volatility	55%	Fair value increases when volatility increases
		692,741	Asset value approach	—	—	—

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy
If other inputs remain constant as of December 31, 2024 and one of the significant but unobservable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	248	(244)
	Fluctuation 0.5% of discount rate		1,421	(1,344)

F-8
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2023 and 2024 were as follows:

(in millions of Won)	2023		2024
Beginning	￦	861,674	875,091
Acquisition		100,442	398,296
Gain on valuation of financial assets		39,621	48,336
Other comprehensive income(loss)		22,526	(13,066)
Disposal and others		(149,172)	(73,880)

Ending	￦	875,091	1,234,777

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2022, 2023 and 2024 were as follows:

①	For the year ended December 31, 2022

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	20,421	(599,777)	—	237,771	545	(341,040)	—
Derivative assets		—	232,246	—	797,211	—	1,029,457	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,837	38,837	(10,076)
Financial assets measured at amortized cost		226,584	—	414,944	(64,244)	(42,433)	534,851	—
Financial liabilities at fair value through profit or loss		—	85,790	(8,891)	—	—	76,899	—
Derivative liabilities		—	(162,649)	—	(647,418)	—	(810,067)	1,023
Financial liabilities measured at amortized cost		(607,458)	—	(893,377)	—	1,443	(1,499,392)	—

	￦	(360,453)	(444,390)	(487,324)	323,320	(1,608)	(970,455)	(9,053)

F-8
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

②	For the year ended December 31, 2023

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	520,884	—	190,531	560	711,975	—
Derivative assets		—	167,997	—	289,423	—	457,420	—
Financial assets at fair value through other comprehensive income		—	—	—	—	49,586	49,586	257,725
Financial assets measured at amortized cost		502,147	—	211,077	(84,649)	(6,347)	622,228	—
Financial liabilities at fair value through profit or loss		—	(305,562)	(92,835)	—	—	(398,397)	—
Derivative liabilities		—	(44,323)	—	(276,600)	—	(320,923)	(1,292)
Financial liabilities measured at amortized cost		(1,001,290)	—	(466,244)	11	(26,616)	(1,494,139)	—

	￦	(499,143)	338,996	(348,002)	118,716	17,183	(372,250)	256,433

③	For the year ended December 31, 2024

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	120,544	—	136,699	887	258,130	—
Derivative assets		—	820,979	—	399,680	—	1,220,659	—
Financial assets at fair value through other comprehensive income		—	—	—	—	76,060	76,060	(150,443)
Financial assets measured at amortized cost		576,782	—	1,098,245	(82,615)	(10,613)	1,581,799	—
Financial liabilities at fair value through profit or loss		—	239,120	(57,625)	(6,257)	—	175,238	—
Derivative liabilities		—	(31,018)	—	(279,594)	—	(310,612)	(110)
Financial liabilities measured at amortized cost		(1,051,511)	—	(1,781,845)	(806)	(36,252)	(2,870,414)	—

	￦	(474,729)	1,149,625	(741,225)	167,107	30,082	130,860	(150,553)

F-8
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Credit risk

1)	Credit risk exposure
The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Cash and cash equivalents	￦	6,670,879	6,767,898
Derivative assets		301,142	962,876
Short-term financial instruments		6,540,407	1,212,643
Debt securities		383,397	516,372
Other securities		669,687	762,177
Other receivables		2,750,036	2,739,523
Trade accounts and notes receivable		10,845,505	10,849,267
Deposit instruments		4,423,327	6,445,428

	￦	32,584,380	30,256,184

The Company provided financial guarantees for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2023 and 2024, the maximum exposure to credit risk related to the financial guarantees amounted to
￦
3,939,463 million and
￦
3,832,003 million, respectively.

2)	Impairment losses on financial assets and contract assets
The Company assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Trade accounts and notes receivable	￦	330,898	366,109
Other accounts receivable		185,987	219,811
Loans		417,725	510,036
Others		18,109	18,414

	￦	952,719	1,114,370

②	Impairment losses on financial assets for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Beginning	￦	730,513	952,719
Bad debt expenses (reversal)		(17,785)	134,230
Other bad debt expenses(*1)		291,340	68,979
Less: Recovery of allowance for other bad debt accounts		(7,641)	(18,080)
Others(*2)		(43,708)	(23,478)

Ending	￦	952,719	1,114,370

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

F-8
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(*2)	Others for the years ended December 31, 2023 and 2024, include write-off of receivables amounting to ￦ 51,831 million and ￦ 75,349 million, respectively.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2023 and 2024 are as follows:

	2023			2024
(in millions of Won)	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not past due	￦	9,674,258	13,155	9,438,161	8,774
Overdue less than 1 month		681,782	5,448	496,419	4,555
1 month - 3 months		131,267	3,521	272,977	3,087
3 months - 12 months		291,774	27,248	187,461	22,340
Over 12 months		397,322	281,526	820,358	327,353

	￦	11,176,403	330,898	11,215,376	366,109

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2023 and 2024 are as follows:

	2023			2024
(in millions of Won)	Other receivables		Allowance for doubtful accounts	Other receivables	Allowance for doubtful accounts
Not past due	￦	2,948,837	347,108	2,870,906	442,293
Overdue less than 1 month		29,653	40	68,592	216
1 month - 3 months		56,574	1,812	146,091	19,349
3 months - 12 months		133,081	91,621	60,825	6,702
Over 12 months		203,712	181,240	341,370	279,701

	￦	3,371,857	621,821	3,487,784	748,261

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	6,161,177	6,161,177	6,159,127	2,050	—
Borrowings		25,997,367	27,408,042	11,144,580	14,496,260	1,767,202
Financial guarantee liabilities(*1)		13,916	3,832,003	3,832,003	—	—
Lease liabilities		906,101	1,188,386	200,917	516,389	471,080
Other payables		2,989,425	2,989,754	2,925,018	64,736	—

	￦	36,067,986	41,579,362	24,261,645	15,079,435	2,238,282

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	Total
Currency forward	￦	82,959	2,236	85,195
Currency swap		19,992	—	19,992
Others		5,835	—	5,835

	￦	108,786	2,236	111,022

(d)	Currency risk

1)
The Company is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023			2024
	Assets		Liabilities	Assets	Liabilities
USD	￦	4,979,817	11,146,695	5,441,771	10,927,022
EUR		538,330	2,882,376	670,436	530,728
JPY		343,321	264,563	303,556	213,071
Others		1,108,650	461,634	2,280,424	367,264

2)
As of December 31, 2023 and 2024, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023			2024
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(616,688)	616,688	(548,525)	548,525
EUR		(234,405)	234,405	13,971	(13,971)
JPY		7,876	(7,876)	9,049	(9,049)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Fixed rate
Financial assets	￦	19,118,092	16,067,746
Financial liabilities		(19,237,434)	(22,213,449)

	￦	(119,342)	(6,145,703)

Variable rate
Financial liabilities	￦	(7,657,266)	(4,690,019)

F-
9
0

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate
The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2023 and 2024, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by
1%, the changes in interest expense for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023			2024
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(76,573)	76,573	(46,900)	46,900

(f)	Supplier finance arrangement
As of December 31, 2024, the carrying amount of financial liabilities related to supplier finance arrangements entered into by the Company is as follows:

(in millions of Won)	2024
Trade accounts and notes payable	￦	1,298,398
Accounts payable		273,366

	￦	1,571,764

There are no significant non-cash changes in the carrying amount of trade accounts and notes payable and accounts payable
.

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2023 and 2024 are as follows:

(Share, in Won)	2023		2024
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1,2)		84,571,230	82,624,377
Share capital(*3)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2024, total number of ADRs of 13,149,016 outstanding in overseas stock market are equivalent to 3,287,254 shares of common stock.
(*2)
Pursuant to the resolution of the Board of Directors’ meeting on July 12, 2024, the controlling company decided to retire 1,946,853 shares using distributable profits, and it was completed on August 6, 2024. As a result, as of December 31, 2024, the controlling company’s total number of issued shares has decreased.

(*3)
As of December 31, 2024, the difference between the ending balance of common stock and the aggregate par value of issued common stock is
￦
69,281 million due to retirement of 13,856,248 treasury stocks.

F-
9
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	The changes in issued common stock for the years ended December 31, 2023 and 2024 are as follows:

(share)	2023			2024
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,722,053)	75,849,177	84,571,230	(8,695,023)	75,876,207
Acquisition of treasury shares	—	—	—	—	(255,428)	(255,428)
Disposal of treasury shares	—	27,030	27,030	—	—	—
Retirement of treasury shares	—	—	—	(1,946,853)	1,946,853	—

Ending	84,571,230	(8,695,023)	75,876,207	82,624,377	(7,003,598)	75,620,779

(c)	Capital surplus as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		399,971	385,531

	￦	1,672,790	1,658,350

25.	Hybrid Bonds

(a)	POSCO FUTURE M CO., LTD, a subsidiary of the Company, issued hybrid bonds for the year ended December 31, 2024. Material matters are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2023		2024
Hybrid bond(*1)	2024-12-18	2054-12-18	4.64	￦	—	600,000

(*1)	Details of issuance of hybrid bonds are as follows:

KRW Hybrid bond
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2031-12-18 : 4.64% Reset every year: additionally +0.75% according to Step-up clauses

Interest payments condition	Quarterly (The issuer may defer interest payments except in cases where it resolves to pay dividends or repays pari passu debt and subordinated debt)

Others	The issuer can call the hybrid bond 5 years after issuance

F-
9
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)
The hybrid bonds can be redeemed after a certain period has elapsed since the issuance date, and its maturity can be extended under the same conditions on the maturity date. Additionally, as interest payments can be deferred, it is deemed that the issuer has an unconditional right to avoid delivering cash or other financial assets to settle the contractual obligation. Accordingly, the Company has classified this bond as equity.

(c)	The controlling company, acquired ￦ 500,000 million out of the ￦ 600,000 million hybrid bonds issued by POSCO FUTURE M CO., LTD.

26.	Other components of equity

(a)	Details of other components of equity as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Capital adjustment from investments in equity-accounted investees	￦	(180,964)	76,870
Changes in fair value of equity investments at fair value through other comprehensive income		153,279	20,066
Foreign currency translation differences		94,605	983,071
Losses on valuation of derivatives		(644)	(925)
Others		980	76,347

	￦	67,256	1,155,429

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Beginning balance	￦	(103,843)	153,279
Changes in unrealized fair value of equity investments		260,603	(145,051)
Reclassification upon disposal		—	11,838
Others		(3,481)	—

Ending balance	￦	153,279	20,066

F-9
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

27.	Treasury Shares
Based on the Board of Directors’ resolution, the controlling company holds treasury shares for business purposes including its share price stabilization. Changes in treasury shares for the years ended December 31, 2023 and 2024 were as follows:

(shares, in millions of Won)	2023			2024
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	￦	1,892,308	8,695,023	￦	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Disposal of treasury shares	(27,030)		(2,650)	—		—
Retirement of treasury shares	—		—	(1,946,853)		(431,107)

Ending	8,695,023	￦	1,889,658	7,003,598	￦	1,550,862

28.	Revenue

(a)	Disaggregation of revenue
Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2022, 2023 and 2024 were as follows:

1)	For the year ended December 31, 2022

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and Others	Secondary Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	43,508,308	24,824,117	—	84,168	2,418,796	—	70,835,389
Revenue from services		919,391	586,047	142,708	3,849,390	4,501	8,017	5,510,054
Revenue from construction contract		—	—	7,769,863	—	28,488	—	7,798,351
Others		119,267	545,294	8,537	65,401	—	121,323	859,822

	￦	44,546,966	25,955,458	7,921,108	3,998,959	2,451,785	129,340	85,003,616

Timing of revenue recognition
Revenue recognized at a point in time	￦	43,627,575	25,369,411	837,363	149,569	2,418,796	121,323	72,524,037
Revenue recognized overtime		919,391	586,047	7,083,745	3,849,390	32,989	8,017	12,479,579

	￦	44,546,966	25,955,458	7,921,108	3,998,959	2,451,785	129,340	85,003,616

F-9
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	For the year ended December 31, 2023

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and Others	Secondary Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	39,435,236	20,973,059	—	17,923	3,775,215	—	64,201,433
Revenue from services		807,142	3,056,272	142,902	397,421	4,415	13,082	4,421,234
Revenue from construction contract		—	—	8,070,120	—	36,404	—	8,106,524
Others		150,895	4,175	17,460	55,269	8	99,551	327,358

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

Timing of revenue recognition
Revenue recognized at a point in time	￦	39,586,131	20,977,234	375,118	73,192	3,775,223	99,551	64,886,449
Revenue recognized overtime		807,142	3,056,272	7,855,364	397,421	40,819	13,082	12,170,100

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

3)	For the year ended December 31, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and Others	Secondary Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	38,049,273	20,059,155	—	11,894	2,783,237	—	60,903,559
Revenue from services		889,556	2,736,866	127,572	363,384	3,676	3,579	4,124,633
Revenue from construction contract		—	—	8,052,414	—	25,636	—	8,078,050
Others		165,266	7,752	64,285	46,464	—	69,399	353,166

	￦	39,104,095	22,803,773	8,244,271	421,742	2,812,549	72,978	73,459,408

Timing of revenue recognition
Revenue recognized at a point in time	￦	38,214,539	20,066,907	1,326,130	58,358	2,783,237	69,399	62,518,570
Revenue recognized overtime (*1)		889,556	2,736,866	6,918,141	363,384	29,312	3,579	10,940,838

	￦	39,104,095	22,803,773	8,244,271	421,742	2,812,549	72,978	73,459,408

(*1)	The amount generated from the construction contract revenue recognized over time by POSCO Eco & Challenge C o ., L td . is ￦ 6,645,259 million

F-9
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Receivables
Trade accounts and notes receivables	￦	9,155,521	9,374,086

Contract assets
Due from customers for contract work		1,689,984	1,475,180

Contract liabilities(*)
Advances received		915,659	342,314
Due to customers for contract work		624,632	452,839
Unearned revenue		77,908	89,807

(*)	The details of the contract liabilities balance of POSCO Eco & Challenge Co., Ltd., a major subsidiary, that were recognized as revenue for the years ended December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Contract liability balance at the beginning of the reporting period recognized as revenue	￦	852,071	1,040,198

29.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Accumulated cost	￦	26,101,964	28,057,329
Accumulated contract profit		1,752,184	1,935,732
Accumulated contract loss		(697,878)	(709,097)
Accumulated contract revenue		27,156,270	29,283,964

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Due from customers for contract work	￦	1,704,256	1,487,559
Due to customers for contract work		(624,632)	(452,839)

	￦	1,079,624	1,034,720

F-9
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Details of provisions for construction losses as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Infrastructure - construction segment	￦	48,825	52,492
Others		1,749	857

	￦	50,574	53,349

(d)
For the years ended December 31, 2022, 2023 and 2024, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)	2022		2023		2024
Changes in total contract revenues	￦	1,222,558	￦	1,362,828	1,346,547
Changes in estimated total contract costs		1,622,429		1,419,726	1,578,811
Changes in profit before income taxes of construction contract:
-Current period		(165,623)		(91,397)	(314,409)
-Future periods		(234,248)		34,499	82,145
The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contract to the end of reporting period. The estimation is evaluated for the total contract costs and expected total contract revenue as of the end of the reporting period. Also, it may change during future periods.

(e)	As of December 31, 2024, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2025		2026	2027	After 2028	Total
Expected Revenue	￦	5,539,173	3,824,182	2,656,862	804,279	12,824,496

(f)	Uncertainty of estimates

1)	Total contract revenues
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
Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is an uncertainty in estimates on future contract costs due to various internal and external factors such

F-9
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Inputs used
Material cost	Based on recent purchasing price at market price
Labor cost	Based on average monthly and daily labor cost
Outsourcing cost	Based on historical cost over similar project and actual contractual rate
Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

30.	Selling and Administrative Expenses

(a)	Other administrative expenses
Other administrative expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Wages and salaries	￦	1,075,873	1,156,456	1,212,005
Expenses related to post-employment benefits		84,582	92,667	136,211
Other employee benefits		230,909	273,482	300,425
Travel		39,661	47,945	47,681
Depreciation		148,639	159,836	173,507
Amortization		90,069	96,004	113,130
Communication		10,890	11,956	13,472
Electricity		9,563	12,242	15,618
Taxes and public dues		95,976	100,639	94,658
Rental		36,732	48,243	45,440
Repairs		17,343	17,787	16,502
Entertainment		13,741	15,490	13,993
Advertising		103,551	107,223	102,271
Research & development		179,714	175,167	207,557
Service fees		225,072	234,815	268,701
Vehicles maintenance		7,102	7,660	7,880
Industry association fee		11,624	11,096	12,578
Conference		20,259	19,876	22,797
Bad debt expenses (reversal)		24,791	(17,785)	134,230
Others		78,666	81,103	65,822

	￦	2,504,757	2,651,902	3,004,478

F-9
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Selling expenses
Selling expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Freight and custody	￦	77,427	55,531	34,554
Operating expenses for distribution center		2,507	4,534	1,995
Sales commissions		75,012	68,138	102,114
Sales advertising		5,782	4,083	4,304
Sales promotion		19,388	9,503	9,887
Sample		2,052	2,234	2,436
Sales insurance premium		39,018	31,622	32,139
Contract cost		57,661	46,140	35,124
Others		15,635	11,794	12,335

	￦	294,482	233,579	234,888

31.	Research and Development Expenditures Recognized as Expenses
Research and development expenditures recognized as expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Administrative expenses	￦	179,714	175,167	207,557
Cost of sales		356,560	343,242	348,003

	￦	536,274	518,409	555,560

32.	Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Finance income
Interest income	￦	247,005	502,147	576,782
Dividend income		39,383	50,146	76,947
Gain on foreign currency transactions		2,284,126	1,660,713	1,419,887
Gain on foreign currency translations		703,627	292,581	1,187,507
Gain on derivatives transactions		840,265	333,197	437,999
Gain on valuations of derivatives		262,723	201,133	898,586
Gain on disposals of financial assets at fair value through profit of loss		256,016	203,795	164,556
Gain on valuations of financial assets at fair value through profit or loss		98,359	572,154	201,059
Gain on valuations of financial liabilities at fair value through profit or loss		85,790	—	239,120
Others		16,717	14,880	9,152

	￦	4,834,011	3,830,746	5,211,595

9

POSCO HOLDINGS
INC
. and its Subsidiaries
Notes to the Consolidated
Financial
Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)	2022		2023	2024
Finance costs
Interest expenses	￦	(607,458)	(1,001,290)	(1,051,511)
Loss on foreign currency transactions		(2,505,862)	(1,595,430)	(1,448,214)
Loss on foreign currency translations		(969,215)	(705,866)	(1,900,405)
Loss on derivatives transactions		(690,471)	(320,374)	(317,913)
Loss on valuations of derivatives		(193,127)	(77,459)	(108,625)
Loss on disposals of trade accounts and notes receivable		(64,244)	(84,649)	(82,615)
Loss on disposals of financial assets at fair value through profit or loss		(18,245)	(13,264)	(27,857)
Loss on valuations of financial assets at fair value through profit or loss		(698,136)	(51,270)	(80,515)
Loss on valuations of financial liabilities at fair value through profit or loss		—	(305,562)	—
Others		(57,708)	(47,832)	(63,080)

	￦	(5,804,466)	(4,202,996)	(5,080,735)

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2022, 2023 and 2024 were ￦ 226,584 million, ￦ 502,147 million and ￦ 576,782 million respectively.
33. Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Other operating income
Recovery of allowance for other bad debt accounts	￦	5,144	7,641	18,080
Gain on disposals of assets held for sale		55,262	1,312	4,801
Gain on disposals of investment in subsidiaries, associates and joint ventures(*1)		13,904	197,088	14,235
Gain on disposals of property, plant and equipment		18,502	9,387	26,533
Gain on valuation of firm commitment		181,645	11,499	46,918
Reversal of other provisions		5,245	8,578	15,834
Gain on insurance claim(*3)		237,565	13,117	157,552
Gain on bargain purchase(*1)		—	41,072	—
Gain on disposals of emission rights		5,181	25,998	2
Miscellaneous Income		64,235	77,946	90,485
Others		10,478	8,348	12,665

	￦	597,161	401,986	387,105

Other operating expenses
Other bad debt expenses	￦	(14,968)	(291,340)	(68,979)
Loss on disposals of assets held for sale(*2)		(3,964)	(103,366)	(33,943)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(12,400)	(18,843)	(73,428)

F-
100

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)	2022		2023	2024
Loss on disposals of property, plant and equipment		(111,082)	(125,823)	(85,149)
Impairment loss on property, plant and equipment		(213,183)	(275,846)	(608,122)
Impairment loss on intangible assets		(370,663)	(129,907)	(47,993)
Loss on valuation of firm commitment		(156,183)	(47,448)	(40,383)
Idle tangible asset expenses		(18,184)	(3,703)	(3,047)
Increase to provisions		(88,857)	(38,395)	(84,689)
Donations		(80,558)	(67,393)	(75,261)
Miscellaneous expenses		(63,812)	(92,870)	(46,233)
Others		(4,799)	(749)	(16,649)

	￦	(1,138,653)	(1,195,683)	(1,183,876)

(*1)
During the year ended December 31, 2023, QSONE Co., Ltd., which had been previously classified as an investment in associates was reclassified as consolidated subsidiaries. As a result, the Company recognized
￦
184,556 million of gain on disposals of investment in associates and
￦
41,072 million of gain on bargain purchase.

(*2)
During the year ended December 31, 2023, the
Company disposed
of CSP-Compania Siderurgica do Pecem, which was classified as assets held for sale during the year ended December 31, 2022
,
and recognized
￦
103,366 million of loss on disposals of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes
￦
102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

(*3)
During the year ended December 31, 2022, POSCO, a subsidiary, received insurance payments of
￦
234,000 million related to damage due to the flooding of the Naengcheon stream in Pohang, and additional compensation is under discussion with the insurance company.

34.	Expenses by Nature
Expenses that are recorded by nature as cost of sales, selling and administrative expenses, and other operating expenses in the consolidated statements of comprehensive income for the years ended December 31, 2022, 2023 and 2024 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2022		2023	2024
Raw material used, changes in inventories and others	￦	54,670,367	46,179,074	42,857,995
Employee benefits(*2)		4,330,946	4,660,771	5,075,621
Outsourced processing cost		8,641,448	10,377,087	10,333,545
Electricity and water expenses		936,360	1,099,970	1,200,587
Depreciation(*1)		3,204,744	3,325,088	3,530,770
Amortization		488,835	498,193	453,689
Freight and custody expenses		3,077,044	2,297,544	2,594,589
Sales commissions		75,012	68,138	102,114
Loss on disposal of property, plant and equipment		111,082	125,823	85,149
Impairment loss on property, plant and equipment		213,183	275,846	608,122

F-10
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)	2022		2023	2024
Impairment loss on intangible assets		370,663	129,907	47,993
Donations		80,558	67,393	75,261
Other		5,058,849	5,615,703	5,429,250

	￦	81,259,091	74,720,537	72,394,685

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Wages and salaries	￦	4,024,805	4,375,123	4,769,925
Expenses related to post-employment benefits		306,141	285,648	305,696

	￦	4,330,946	4,660,771	5,075,621

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Current income taxes(*1)	￦	932,085	802,997	598,276
Deferred income tax due to temporary differences		(407,958)	3,631	(332,431)
Items recognized directly in equity		(62,593)	(17,261)	55,109

Income tax expense	￦	461,534	789,367	320,954

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	￦	(37,431)	(71,600)	41,999
Remeasurements of defined benefit plans(*1)		(16,971)	34,406	27,261
Others		(8,191)	19,933	(14,151)

	￦	(62,593)	(17,261)	55,109

(*1)	These amounts were recognized in other comprehensive income.

F-10
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)
The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (26.4% for 2022, 2023 and 2024) to the actual amount of taxes recorded by the Company for the years ended December 31, 2022, 2023 and 2024.

(in millions of Won)	2022		2023	2024
Profit before income taxes	￦	4,047,491	2,635,426	1,326,230
Income tax expense computed at statutory rate		1,101,240	685,381	303,124
Adjustments:
Tax credits		(133,727)	(82,233)	(22,122)
Additional income tax expense for prior years (Refund of taxes for prior years)		22,929	152,656	(77,482)
Investment in subsidiaries, associates and joint ventures(*1)		(413,349)	146,498	107,197
Tax effects due to permanent differences		19,350	(3,011)	(3,801)
Carryforward of unused tax losses(*2)		(3,167)	(126,110)	(19,545)
Effect of tax rate change		(180,533)	4,998	7,368
Others		48,791	11,188	26,215

		(639,706)	103,986	17,830

Income tax expense	￦	461,534	789,367	320,954

Effective tax rate (%)		11.40%	29.95%	24.20%

(*1)
During the year ended December 31, 2022, POSCO HOLDINGS INC. sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO Holdings, and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes
￦
451,352 million related to recognition of deferred tax assets which were previously not recognized.

(*2)	During the year ended December 31, 2023, POSCO HOLDINGS INC. recognized tax benefits of ￦ 122,922 million from utilizing tax losses carryforwards of a joint venture upon disposal of the joint venture.

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2024 were as follows:

(in millions of Won)	2023				2024
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	130,501	26,107	156,608	156,608	30,864	187,472
PP&E and Intangible asset		382,838	(143,136)	239,702	239,702	47,225	286,927
Share of profit or loss of equity-accounted investees		269,638	21,281	290,919	290,919	(5,965)	284,954
Allowance for inventories valuation		47,565	15,622	63,187	63,187	(28,338)	34,849
Prepaid expenses		16,923	(3,370)	13,553	13,553	1,389	14,942
Gain or loss on foreign currency translation		(13,706)	156,945	143,239	143,239	74,341	217,580
Defined benefit liabilities		(40,417)	36,883	(3,534)	(3,534)	12,664	9,130
Provision for construction losses		17,949	(6,280)	11,669	11,669	668	12,337
Provision for construction warranty		70,271	(24,548)	45,723	45,723	(2,482)	43,241
Accrued income		(39,762)	18,491	(21,271)	(21,271)	6,712	(14,559)

F-10
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)	2023				2024
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Provision for accelerated depreciation		(2,736,674)	75,944	(2,660,730)	(2,660,730)	33,443	(2,627,287)
Spin-off		1,543,628	(7,451)	1,536,177	1,536,177	(558)	1,535,619
Impairment loss on AFS		94,542	(225)	94,317	94,317	(29,506)	64,811
Difference in acquisition costs of treasury shares		43,892	(151)	43,741	43,741	(9,513)	34,228
Others		487,444	(328,342)	159,102	159,102	(40,486)	118,616

		274,632	(162,230)	112,402	112,402	90,458	202,860

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		36,028	(71,600)	(35,572)	(35,572)	47,453	11,881
Others		(7,051)	54,339	47,288	47,288	13,110	60,398

		28,977	(17,261)	11,716	11,716	60,563	72,279

Deferred tax from tax credit
Tax credit carry-forward and others		71,364	182,195	253,559	253,559	130,817	384,376
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		224,021	(6,335)	217,686	217,686	50,594	268,280

	￦	598,994	(3,631)	595,363	595,363	332,432	927,795

(e)	Deferred tax assets and liabilities as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023				2024
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	156,681	(73)	156,608	187,522	(50)	187,472
PP&E and Intangible asset		337,094	(97,392)	239,702	381,583	(94,656)	286,927
Share of profit or loss of equity-accounted investees		304,225	(13,306)	290,919	297,596	(12,642)	284,954
Allowance for inventories valuation		63,187	—	63,187	34,849	—	34,849
Prepaid expenses		13,659	(106)	13,553	16,366	(1,424)	14,942
Gain or loss on foreign currency translation		205,170	(61,931)	143,239	222,220	(4,640)	217,580
Defined benefit liabilities		598,177	(601,711)	(3,534)	612,680	(603,550)	9,130
Provision for construction losses		11,669	—	11,669	12,337	—	12,337
Provision for construction warranty		45,723	—	45,723	43,241	—	43,241
Accrued income		—	(21,271)	(21,271)	—	(14,559)	(14,559)
Provision for accelerated depreciation		—	(2,660,730)	(2,660,730)	—	(2,627,287)	(2,627,287)
Spin-off		1,536,177	—	1,536,177	1,538,619	(3,000)	1,535,619
Impairment loss on AFS		94,317	—	94,317	64,811	—	64,811
Difference in acquisition costs of treasury shares		43,741	—	43,741	34,228	—	34,228
Others		193,833	(34,731)	159,102	203,111	(84,495)	118,616

		3,603,653	(3,491,251)	112,402	3,649,163	(3,446,303)	202,860

F-10
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)	2023				2024
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		50,134	(85,706)	(35,572)	59,666	(47,785)	11,881
Others		76,604	(29,316)	47,288	67,722	(7,324)	60,398

		126,738	(115,022)	11,716	127,388	(55,109)	72,279

Deferred tax from tax credit
Tax credit carry-forward and others		253,559	—	253,559	384,376	—	384,376
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		499,326	(281,640)	217,686	544,482	(276,202)	268,280

	￦	4,483,276	(3,887,913)	595,363	4,705,409	(3,777,614)	927,795

(f)
As of December 31, 2024, deductible temporary differences of
￦
5,512,331 million and taxable temporary differences of
￦
10,054,607 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities because it is not probable that they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)	Global minimum top-up tax
In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the year ended December 31, 2024 as it is subject to global minimum top-up
tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the controlling company and, as a result, did not recognize any income tax expense for the year ended December 31, 2024 as the impact of the global minimum top-up
tax on the consolidated financial statements as of December 31, 2024 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in IAS No. 12 “Income Taxes”. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up
tax and does not disclose information related to deferred income tax.

F-10
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

36.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in Won, except share information)	2022		2023	2024
Profit attributable to controlling interest	￦	3,157,536,155,264	1,698,202,436,726	1,125,379,754,922
Interests of hybrid bonds, net of tax		(1,078,164,383)	—	—
Weighted-average number of common shares outstanding(*1)		75,814,870	75,869,542	75,767,552

Basic earnings per share	￦	41,634	22,383	14,853

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2022	2023	2024
Total number of common shares issued	84,571,230	84,571,230	83,761,569
Weighted-average number of treasury shares	(8,756,360)	(8,701,688)	(7,994,017)

Weighted-average number of common shares outstanding	75,814,870	75,869,542	75,767,552

(b)
The Company has potentially issuable common shares due to its exchangeable bonds as of December 31, 2022, 2023 and 2024 and Share-based Payment Program as of December 31, 2022 and 2023
. The effect from the Share-based Payment Program was excluded from the calculation of diluted earnings per share for the year ended December 31, 2022 due to anti-dilutive effect. Meanwhile, diluted earnings per share is equal to basic earnings per share for the year ended December 31, 2023 due to anti-dilutive effect. Diluted earnings per share for the years ended December 31, 2022, 2023 and 2024 are calculated as follows:

(in Won, except share information)	2022		2023	2024
Profit attributable to controlling interest	￦	3,157,536,155,264	1,698,202,436,726	1,125,379,754,922
Interests of hybrid bonds, net of tax		(1,078,164,383)	—	—
Gain from exchange rate on and		(55,751,463,819)	—	(139,569,768,850)
Adjusted weighted-average number of common shares(*1)		78,906,375	75,869,542	77,990,432

Diluted earnings per share	￦	39,296	22,383	12,640

F-10
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	2022	2023	2024
Weighted-average number of common shares outstanding	75,814,870	75,869,542	75,767,552
Weighted-average number of potential common share	3,091,505	—	2,222,880

Adjusted weighted-average number of common shares	78,906,375	75,869,542	77,990,432

37.	Related Party Transactions

(a)	Related parties of the Company as of December 31, 2024 were as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co., Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co., Ltd,
South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

F-10
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(b)	Significant transactions between the Company and its related parties for the years ended December 31, 2022, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Sales and others			Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*3)
New Songdo International City Development, LLC	￦	270,465	—	—	—	148
SNNC		164,807	5,348	420	761,753	1,755
Noeul Green Energy Co., Ltd.		5,531	—	—	—	1,716
CSP - Compania Siderurgica do Pecem(*1)		7,173	—	576	126,123	22,663
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*2)		17,824	—	—	24,190	—
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,863	—	—	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		32,007	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	14,541	2,974	—	—
POSCO MC MATERIALS		137,977	24,000	—	6,018	—
Samcheok Blue Power Co., Ltd.		502,259	9,992	26	—	—
Pocheon-Hwado Highway Corp.		93,428	—	—	—	—
UITrans LRT Co., Ltd.		—	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	233,593	—	1,673,838	—
Others		647,810	347,190	17,154	521,148	122,289

	￦	1,894,144	634,664	21,150	3,113,427	148,571

(*1)	CSP - Compania Siderurgica do Pecem was excluded from the associate due to the sale of its shares during the year ended December 31, 2023.
(*2)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from the associate due to the sale of its shares during the year ended December 31, 2022.
(*3)	As of December 31, 2022, the Company provided guarantees to related parties.

2)	For the year ended December 31, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	￦	208,536	—	1,484	—	279
SNNC		164,827	—	87	637,638	1,749
Noeul Green Energy Co., Ltd.		6,499	—	28	—	10,320
POS-SEAH STEEL WIRE (TIANJIN) CO., Ltd.		14,477	—	—	—	—
POS-SeAH Steel Wire (Nantong) Co., Ltd.		43,811	—	—	73	—
South-East Asia Gas Pipeline Company Ltd.		—	59,295	—	—	—
POSCO MC MATERIALS		113,542	9,000	—	6,861	1,564
Samcheok Blue Power Co., Ltd.		503,283	10,020	—	—	—
Pocheon-Hwado Highway Corp.		160,233	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	367,445	—	1,611,073	—
Others		474,846	212,578	14,970	590,717	102,067

	￦	1,690,054	658,338	16,569	2,846,362	115,979

(*1)	As of December 31, 2023, the Company provided guarantees to related parties.

F-10
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	For the year ended December 31, 2024

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	￦	216,657	—	1,427	—	145
SNNC		121,658	—	8	377,168	3,620
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		43,098	—	—	781	—
Gunggi Green Energy		31,036	—	—	—	6,675
POS-SEAH STEEL WIRE(TIANJIN)CO., Ltd.		13,733	—	—	—	—
POS SeAH Steel Wire (Nantong) Co., Ltd.		52,993	—	—	243	—
South-East Asia Gas Pipeline Company Ltd.		—	64,208	—	—	—
POSCO MC MATERIALS		137,209	1,800	—	8,107	526
Samcheok Blue Power Co., Ltd.		377,636	10,993	946	—	—
Pocheon-Hwado Highway Corp.		59,691	—	—	—	65
HBIS-POSCO Automotive Steel Co., Ltd.		41,369	—	—	37,241	—
Roy Hill Holdings Pty Ltd.		—	284,541	260	1,729,832	—
Others		421,095	149,647	4,434	520,477	255,084

	￦	1,516,175	511,189	7,075	2,673,849	266,115

(*1)	As of December 31, 2024, the Company provided guarantees to related parties (see Note 38).

(c)	The balances of receivables and payables arising from significant transactions between the Company and its related parties as of December 31, 2023 and 2024 are as follows:

1)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	15,260	—	1,497	16,757	—	39,089	39,089
Gunggi Green Energy		10,714	—	8,450	19,164	—	149	149
POSCO(Guangdong) Automotive Steel Co., Ltd.		59,910	—	3	59,913	52,961	—	52,961
AMCI (WA) PTY LTD		—	110,540	—	110,540	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd.		21,912	—	103	22,015	1,805	8,837	10,642
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd.		4,086	—	—	4,086	—	—	—
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	582	64,779	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS		13,835	—	82	13,917	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd.		88,217	—	22,002	110,219	263,440	—	263,440
SNNC		15,072	—	60	15,132	25,352	1,731	27,083
FQM Australia Holdings Pty Ltd.		—	256,938	1,394	258,332	—	—	—
Others		17,499	16,589	124,849	158,937	4,837	5,599	10,436

	￦	457,370	494,599	167,630	1,119,599	349,551	75,478	425,029

(*1)	As of December 31, 2023, the Company recognized allowance for doubtful accounts for receivables amounting to ￦ 404,872 million.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	96,730	—	1,657	98,387	—	30,087	30,087
Gunggi Green Energy		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd.		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co., Ltd.		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAH STEELWIRE(TIANJIN)CO., Ltd.		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd.		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd.		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	￦	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Company recognized allowance for doubtful accounts for receivables of ￦ 506,673 million.

F-1
1
0

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(d)	Significant financial transactions between the Company and its related parties for the years ended December 31, 2022, 2023 and 2024 are as follows:

1)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings PTY Ltd		213,336	20,051	—	14,481	247,868
POHANG E&E Co., LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	￦	504,278	69,717	(63,772)	22,292	532,515

(*1) Includes adjustments of foreign currency translation differences and others.

2) For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEMDONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd.		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd.		247,868	2,637	—	6,433	256,938
POHANG E&E Co., LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	225,182	(246,259)	278	14,332

	￦	532,515	245,810	(280,605)	12,850	510,570

(*1)	Includes adjustments of foreign currency translation differences and others.

F-11
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd.		256,938	3,126	—	32,700	292,764
POHANG E&E Co., LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	￦	510,570	78,487	(70,961)	63,171	581,267

(*1)	Includes adjustments of foreign currency translation differences and others.

(e)	For the years ended December 31, 2023 and 2024, there were additional investments in associates and joint ventures. (See Note 11 “Investments in Associates and Joint ventures”)

(f)	For the years ended December 31, 2022, 2023 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	2022		2023	2024
Short- term benefits	￦	174,629	199,608	190,253
Long- term benefits		9,182	9,641	9,858
Retirement benefits		22,106	38,934	29,261

	￦	205,917	248,183	229,372

Key management officers include directors (including non-standing directors), executive officers and fellow officers who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a)	Contingent liabilities
Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

F-11
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal and/or external specialists.
Management regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

(b)	Details of guarantees
1) Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2024 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	125,000,000	183,750	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,587,453	745,941,390	1,096,533
POSCO	POSCO-VIETNAM Co., Ltd.	Shinhan Bank and others	USD	110,000,000	161,700	49,999,999	73,500
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	180,590	122,850,000	180,590
	POSCO COATED STEEL (THAILAND) CO., LTD.	HSBC and others	THB	4,800,000,000	206,400	2,352,000,000	101,136
POSCO INTERNATIONAL Corporation	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	19,404	11,000,000	16,170
	PT. Bio Inti Agrindo	BTPN and others	IDR	902,400,000,000	82,209	902,400,000,000	82,209
	POSCO ASSAN TST STEEL INDUSTRY	Woori Bank Hong Kong and others	USD	13,650,000	20,066	13,650,000	20,066
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	73,500	18,719,280	27,517
	POSCO INTERNATIONAL JAPAN Corp.					6,370,603	9,365
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—

F-11
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	5,000,000	7,350	5,000,000	7,350
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	151,268	41,301,000	60,712
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	31,054,800	45,651	30,379,000	44,657
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,103	750,000	1,103
POSCO Eco & Challenge Co., Ltd.	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd.	USD	13,000,000	19,110	13,000,000	19,110
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	20,561	13,986,947	20,561
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	306,740	232,265,400	237,830
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	70,322	46,000,000	70,322
POSCO	POSUK Titanium LLP	Shinhan Bank	USD	12,750,000	18,743	12,750,000	18,743
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,776	5,950,000	8,747
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	126,360	126,360
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	913,369	913,369	493,319	493,319
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,112,062	16,549	18,112,062	16,549
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	7,288	22,933,333,333	2,089
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION	SC Bank
	COMPANY LIMITED and others		THB	54,569,000	2,346	54,569,000	2,346
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	15	10,000	15
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	833,764,043	14,329	833,764,043	14,330

F-11
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	The details of credit enhancements by types of the Company’s PF business as of December 31, 2024 are as follows:

①	Maintenance projects and others

a.	Details of PF credit enhancements including debt assumption and supplemental funding agreement and maturity of the related loans as follows:

(in millions of Won)
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	￦	48,510	40,425	40,425	—	—	40,425	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	294,900	294,900	—	66,400	—	—	228,500	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstructionand Maintenance Project Association, etc.	Main PF	Debt assumption		1,010,126	483,423	483,423	43,708	33,600	124,945	85,432	87,917	107,821
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		36,000	11,430	11,430	—	—	11,430	—	—	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,800	22,800	—	—	—	22,800	—	—
POSCO DX Co., Ltd.	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement		123,309	44,062	44,062	—	—	—	—	—	44,062

						1,317,735	656,715	656,715	43,708	33,600	136,375	108,232	87,917	246,883

					￦	1,860,245	992,040	992,040	43,708	100,000	176,800	108,232	316,417	246,883

(*1)	The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects such as office buildings, retail shops, warehouses, and educational facilities.
(*2)
The obligation to supplement funding has been included in the
Company’s
proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors.
(Including other interests: guarantee limit of ￦
1,122,320 million, outstanding loan balance of
￦
404,459 million)

F-11
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

b.	The details of conditional debt assumption and principal repayment contracts in the event of construction default as of December 31, 2024 are as follows:

(in millions of Won)		Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	￦	9,904,615	4,010,141	2,088,579
	Amount attributable to the Company		6,921,795	2,788,107	1,314,376

(*1)	The overlapping amount with other credit enhancements such as the debt assumption agreement at the time of loan origination amounted to ￦ 41,065 million for maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to project participants upon actual completion.

c.	The details of contingencies of claim for damages in the event of construction default as of December 31, 2024 are as follows:

(in millions of Won)
	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	￦	305,519	76,000	20,000
	Amount attributable to the Company		305,519	76,000	20,000
Other projects	Total amount		11,899,491	11,618,900	7,722,354
	Amount attributable to the Company		11,002,354	11,260,970	7,405,322

	Total amount		12,205,010	11,694,900	7,742,354
	Amount attributable to the Company	￦	11,307,873	11,336,970	7,425,322

(*1)	The overlapping amount with other credit enhancement such as the debt assumption agreement at the time of loan origination amounted to ￦ 106,430 million for the maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to the project participants upon actual completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX Co., Ltd.	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	￦	81,883	28,371
	Pocheon-Hwado Highway Corp.(*2)	Providing funds		24,923	22,323
POSCO Eco & Challenge Co., Ltd.	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption		205,051	142,081
	Pocheon-Hwado Highway Corp.(*2)	Providing funds		319,526	286,182
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement		71,930	45,064
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds		22,714	10,924
	Pure Gimpo.Co., Ltd(*3)	Providing funds		51,565	23,223
	Clean Iksan Co., Ltd(*3)	Providing funds		44,054	`22,140

				821,646	580,308

F-11
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Approved amount		Remaining balance after repayment
[Others]
POSCO DX Co., Ltd.	Western Inland highway CO., LTD.	Providing funds		47,348	30,376
POSCO Eco & Challenge Co., Ltd.	Western Seoul highway CO., LTD. and others	Supplemental funding agreement		62,720	29,391
	Western Inland highway CO., LTD. and others	Providing funds		2,753,470	1,459,302
	Pohang Youngil Bay New Port	Debt assumption		2,250	1,440
	Busan Sanseong Tunnel	Refinancing		26,750	26,750

				2,892,538	1,547,259

			￦	3,714,184	2,127,567

(*1)
The
Company
provides a funding
obligation agreement
of
￦
71,034 million (including other shares:
￦
249,700 million) equivalent to the
Company
’s shares of the loan balance for the private investment project.

(*2)
The
Company
provides a funding
obligation agreement

of
￦
308,505 million (including other shares:
￦
558,077 million) equivalent to the
Company
’s shares of the loan balance for the private investment project.

(*3)
The
Company
provides a funding
obligation agreement
of
￦
98,079 million (including other shares:
￦
179,179 million) equivalent to the
Company
’s shares of the loan balance for the private investment project.

F-11
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	Other guarantees

①
As of December 31, 2024, the payment guarantees that the Company provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	￦	11,476	11,476	Credit Agricole and others

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT. Tanggamus Electric Power	Letter of credit		2,998	2,998	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,646	2,646	Hana Bank

				5,644	5,644

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		8,429,886	8,425,499	Construction Guarantee Cooperative
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance and others		3,154	3,154	Seoul Guarantee Insurance
POSCO M-TECH	KOREA AEROSPACE INDUSTRIES, LTD. and others	Guarantee on performance		3,080	3,080	Seoul Guarantee Insurance
Shinan Green Energy Co.,LTD.	Shinan-gun, Jeollanam-do	Guarantee on performance		2,963	2,963	Seoul Guarantee Insurance
Korea Fuel Cell	Korea Western Power Co., Ltd	Guarantee on performance		1,685	1,685	Seoul Guarantee Insurance

				8,440,768	8,436,381

			￦	8,457,888	8,453,501

②	As of December 31, 2024, the primary payment guarantees and others, that the Company is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	￦	7,286,664	7,286,664
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		901,168	513,163
Seoul Guarantee Insurance	Construction performance guarantee and others		567,904	567,904
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		7,436,886	7,429,429
Woori Bank and others	Foreign currency guarantee		2,046,468	885,486
Korea software financial cooperative	Guarantee on performance for contracts		126,983	126,983
Seoul Guarantee Insurance	Guarantee on performance and others		45,630	45,630
Construction Guarantee Cooperative	Guarantee on performance		4,337	4,337

		￦	18,416,040	16,859,596

F-11
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Major commitments
Details of other commitments of the Company as of December 31, 2024 are as follows:

Company	Description
POSCO HOLDINGS INC.
As of December 31, 2024, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2024, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 83,671 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2024.

POSCO
POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2024, 80 million tons of iron ore and 7 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2024, there are 36 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026.

The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. POSCO INTERNATIONAL Corporation has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, POSCO INTERNATIONAL Corporation is obliged to take over the ship

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

Company	Description

based on the condition that the shipper’s contractual obligations and rights are transferred to POSCO INTERNATIONAL Corporation. As of December 31, 2024, the shipper purchased one of the four chartered ship, resulting in the early termination of the ship purchase agreement.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in December 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the
15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2024, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

(d)	Commitment for asset acquisition
The commitment amount for the acquisition of major assets that has not yet occurred as of December 31, 2024 is as follows:

(In millions of Won)	2024
Property, plant and equipment	￦	5,853,808
Intangible assets		27,859
Investments in associates and joint ventures		92,958

	￦	5,974,625

(e)	Litigation in progress
As of December 31, 2024, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	4	KRW	522	522	Lawsuit on claim for damages and others
POSCO	172	KRW	457,313	457,313	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	4	KRW	968	968	Lawsuit on claim for damages and others
	2	INR	4,469,396	76,829	Lawsuit on claim for payment on guarantees and others
	6	USD	74,570	109,617	Lawsuit on claim for damages and others
	1	PKR	124,775	659	Lawsuit on claim for damages
POSCO Eco & Challenge Co., Ltd.	112	KRW	210,631	210,631	Lawsuit on claim for damages and others
POSCO DX Co., Ltd.	1	BRL	14,819	3,526	Lawsuit on claim for damages

F-1
20

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
	15	KRW	7,527	7,527	Lawsuit on claim for damages and others
POSCO FUTURE MCO., LTD.	3	KRW	2,664	2,664	Lawsuit on claim for damages and others
POSCO A&C	4	KRW	3,403	3,403	Lawsuit on claim for damages and others
POSCO WIDE Co., Ltd.	1	KRW	123	123	Lawsuit on claim for damages and others
POSCO Mobility Solution Corporation	1	KRW	82	82	Lawsuit on claim for damages and others
POSCO INTERNATIONAL TEXTILE LLC	1	USD	2,389	3,512	Lawsuit on claim for contract settlement
POSCO ASIA COMPANY LIMITED	1	USD	80	117	Lawsuit on claim for damages and others
POSCO-China Holding Corp.	1	USD	1,290	1,896	Lawsuit on claim for damages and others
POSCO Engineering and Construction India Private Limited	2	INR	493,968	8,491	Lawsuit on claim for payment and others
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA	53	BRL	180,818	43,024	Lawsuit on claim for payment on construction and others
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	935	Lawsuit on claim for damages
POSCO INTERNATIONAL AMERICA CORP.	1	USD	3,000	4,410	Lawsuit over contract dispute and others
POSCO SOUTH EAST ASIA PTE. LTD.	2	USD	15,900	23,373	Lawsuit over contract dispute and others
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,601	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	2	THB	3,480	150	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc.	24	USD	92	135	Lawsuit on claim for labor and others
POSCO Maharashtra Steel Private Limited	1	INR	9,500	163	Lawsuit on claim for labor and others
POSCO-India Private Limited	1	INR	2,466	42	Lawsuit on claim for wages
POSCO MPPC S.A. de C.V.	7	MXN	2,614	186	Lawsuit on claim for labor and others
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	1	CNY	539	108	Lawsuit on claim for penalty payment
The
Company
has recorded a provision for contingent losses for
58
lawsuits, including those related to guarantee obligations, and reasonably estimating the likelihood of occurrence and the amount. (see Note 20)

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2024 for the matters.

(f)	Other contingent circumstances
Other major contingencies for the Company as of December 31, 2024 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of December 31, 2024, POSCO INTERNATIONAL Corporation has provided 24 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2024, POSCO Eco & Challenge Co., Ltd. has provided 38 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

F-12
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

POSCO DX Co., Ltd.	As of December 31, 2024, POSCO DX Co., Ltd. has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

(g)	Other commitments
As of December 31, 2024, the Company has credit agreements for overdrafts, general loans, trade finance, and so forth with a number of financial institutions, including the Korea Development Bank. The total limit is
￦
32,644,389 million, which is the Korean won equivalent of limits denominated in various foreign currencies.
39. Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2022, 2023 and 2024 were as follows:

(in millions of Won)	2022		2023	2024
Trade accounts and notes receivable	￦	531,848	(982,726)	1,353,908
Other receivables		(96,141)	32,827	(192,707)
Inventories		(195,309)	1,312,800	914,744
Other current assets		(230,084)	265,296	(124,125)
Other non-current assets		42,767	(214,331)	(11,645)
Trade accounts and notes payable		141,925	(118,796)	(376,277)
Other payables		611,932	(301,561)	56,936
Other current liabilities		(213,738)	15,213	(1,020,242)
Provisions		(295,624)	(318,955)	(213,235)
Usable and profitable donation assets		—	—	101,557
Payments of severance benefits		(300,353)	(263,548)	(336,189)
Plan assets		(59,461)	(45,535)	27,413
Other non-current liabilities		(306,251)	(468,213)	81,703

	￦	(368,489)	(1,087,529)	261,841

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2023 and 2024 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	6,833,120	17,472,542	4,371	823,482	(191,497)
Changes from financing cash flows		(2,524,077)	3,356,103	(825,495)	(222,829)	102,707
Effect of changes in foreign exchange rates		650,237	(139,863)	—	38,909	—
Changes in fair values		—	305,562	—	—	(41,201)

Other changes:
Decrease in retained earnings		—	—	720,770	—	—
Decrease in non-controlling interests		—	—	103,615	—	—
Interest expenses		—	16,755	—	41,109	—
Increase in right of use assets		—	—	—	243,649	—

Ending	￦	4,959,280	21,011,099	3,261	924,320	(129,991)

F-12
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	For the year ended December 31, 2024

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	4,959,280	21,011,099	3,261	924,320	(129,991)
Changes from financing cash flows		(217,759)	(1,633,370)	(844,195)	(195,367)	181,397
Effect of changes in foreign exchange rates		991,570	1,102,079	991	(3,696)	—
Changes in fair values		—	(239,120)	—	—	(833,973)
Loss on bond redemption		—	7,063	—	—	—

Other changes:
Decrease in retained earnings		—	—	758,124	—	—
Decrease in non-controlling interest s		—	—	86,001	—	—
Interest expenses		—	16,525	—	48,625	—
Increase in right of use assets		—	—	—	132,219	—

Ending	￦	5,733,091	20,264,276	4,182	906,101	(782,567)

(c)	Material non-cash transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:

(in millions of Won)	2022		2023	2024
Transfer of construction-in-progress to property, plant and equipment and intangible assets	￦	2,341,113	3,782,059	7,193,949
Changes in accounts payable related to acquisition of property, plant and equipment and intangible assets		(172,550)	(113,447)	(181,188)
Retirement of treasury shares		567,473	—	431,107

	￦	2,736,036	3,668,612	7,443,868

40. Operating Segments and Geographic Information

(a)
The Company’s operating businesses are organized based on the nature of markets and customers. Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with IFRS of the subsidiaries that constitute reportable operating segments.

The Company has classified the operating segments as below. Also, businesses in which the subsidiaries in each segment operate are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

F-12
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

	Logistics and others	Logistics, network and system integration business

Secondary Battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)
The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated profit for the period, in accordance with IFRS. The accounting policies applied to each segment are consistent with the accounting policies of the entities that make up the consolidated financial statements. Segment assets and liabilities are generally measured based on the total assets and total liabilities in accordance with IFRS before reflecting the consolidation adjustments allocated to the entity. Furthermore, segment assets and liabilities are based on the separate financial statements of the consolidated entities, not on a consolidated basis. Transactions between reporting segments include various levels of inter-segment transactions, which encompass the disposal of property, plant and equipment and the provision of construction services, among others.

F-12
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(c)	Information about reportable segments as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

1)	As of and for the year ended December 31, 2022

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Secondary Battery Materials	Others	Total
External revenues	￦	44,546,966	29,517,938	7,667,696	436,479	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	23,677,786	1,217,795	3,383,065	936,975	1,040,196	56,358,498
Including inter segment revenue		18,226,727	11,148,030	1,074,088	3,414,385	923,552	1,818,578	36,605,360
Total revenues		70,649,647	53,195,724	8,885,491	3,819,544	3,388,760	1,169,536	141,108,702
Interest income		141,047	51,869	68,774	9,662	22,708	(13,319)	280,741
Interest expenses		(446,058)	(202,000)	(44,309)	(11,462)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(495,524)	(64,813)	(47,199)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(23,096)	(32)	(231)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(38,093)	(2,792)	—	—	(263,264)	(310,388)
Income tax expense		(565,353)	(249,395)	(92,715)	(33,350)	(14,120)	(1,785,487)	(2,740,420)
Segment profit (losses)		1,711,940	716,204	137,911	103,155	109,209	(1,087,428)	1,690,991
Segment total assets		66,143,103	20,014,447	8,878,530	2,291,983	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	2,771,602	565,873	6,809	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	700,425	53,708	48,195	1,169,725	370,837	5,630,768
Segment liabilities		25,111,665	12,736,310	4,937,907	1,044,261	2,127,424	4,156,863	50,114,430

F-12
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	As of and for the year ended December 31, 2023

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Secondary Battery Materials	Others	Total
External revenues	￦	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197
Internal revenues		23,145,425	18,910,246	1,966,373	3,475,340	1,005,844	1,449,581	49,952,809
Inter segment revenues		15,293,780	8,906,571	1,864,723	3,431,594	972,511	1,422,313	31,891,492
Total revenues		63,538,698	42,943,752	10,267,503	3,945,953	4,821,886	1,562,214	127,080,006
Interest income		281,530	66,398	100,682	15,837	39,339	73,550	577,336
Interest expenses		(718,937)	(284,056)	(105,102)	(14,091)	(57,638)	(272)	(1,180,096)
Depreciation and amortization		(3,044,565)	(508,161)	(66,854)	(54,219)	(155,567)	(16,126)	(3,845,492)
Impairment loss on property, plant and equipment and others		(305,437)	(9,826)	(28,031)	—	(55,601)	(10,657)	(409,552)
Share of income (loss) of equity-accounted investees, net		(182,668)	(37,368)	13,632	—	(67,248)	(109,568)	(383,220)
Income tax expense		(595,457)	(239,164)	(95,364)	(39,250)	13,281	113,895	(842,059)
Segment profits (losses)		1,241,211	723,929	183,453	170,959	(235,603)	827,298	2,911,247
Segment total assets		66,224,069	19,650,557	9,631,691	2,476,842	10,909,515	51,957,529	160,850,203
Investment in subsidiaries, associates and joint ventures		3,855,038	2,933,140	481,672	9,999	1,550,524	45,084,972	53,915,345
Acquisition of non-current assets		3,748,163	553,955	119,438	137,237	2,795,447	162,639	7,516,879
Segment total liabilities		24,154,043	11,842,508	5,589,827	993,071	4,972,568	4,301,310	51,853,327

F-12
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

3)	As of and for the year ended December 31, 2024

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Secondary Battery Materials	Others	Total
External revenues	￦	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143
Internal revenues		23,096,825	20,099,480	2,356,572	3,717,459	1,017,302	2,038,172	52,325,810
Inter segment revenues		15,038,824	9,427,415	2,233,541	3,694,427	959,313	2,011,559	33,365,079
Total revenues		62,200,920	42,903,253	9,829,578	4,139,201	3,829,851	2,111,150	125,013,953
Interest income		279,469	72,208	158,867	18,902	47,525	85,128	662,099
Interest expenses		(699,586)	(308,671)	(146,885)	(12,169)	(117,040)	(1,328)	(1,285,679)
Depreciation and amortization		(3,166,418)	(492,626)	(77,355)	(61,578)	(240,723)	(19,964)	(4,058,664)
Impairment loss on property, plant and equipment and others		(273,160)	(36,161)	(8,420)	(10,518)	(331,717)	(299)	(660,275)
Share of loss of equity-accounted investees, net		(321,718)	(142,090)	(111,476)	—	(170,122)	(392,074)	(1,137,480)
Income tax expense		(306,337)	(189,573)	(18,387)	(46,996)	203,475	62,923	(294,895)
Segment profits (losses)		691,477	536,684	(194,292)	104,022	(634,860)	1,596,035	2,099,066
Segment total assets		66,585,437	21,012,507	9,270,877	2,592,169	15,090,058	50,946,666	165,497,714
Investment in subsidiaries, associates and joint ventures		4,339,321	3,080,324	276,994	12,165	2,397,830	45,407,650	55,514,284
Acquisition of non-current assets		3,589,327	916,654	29,033	252,499	4,717,540	256,826	9,761,879
Segment total liabilities		24,375,388	12,152,036	5,627,404	1,003,673	7,347,647	2,565,914	53,072,062

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2022		2023	2024
Total revenue for reportable segments	￦	141,108,702	127,080,006	125,013,953
Elimination of inter-segment revenue		(56,358,498)	(49,952,809)	(52,325,810)
Basis difference(*2)		253,412	(70,648)	771,265

	￦	85,003,616	77,056,549	73,459,408

F-12
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

2)	Profit

(in millions of Won)	2022		2023	2024
Total profit for reportable segments	￦	1,690,991	2,911,247	2,099,066
Goodwill and corporate fair value adjustments		(68,771)	172,493	(64,791)
Elimination of inter-segment losses (profits)		1,938,263	(1,237,891)	(1,086,695)
Income tax expense		453,883	789,305	303,623
Basis difference(*2)		33,125	272	75,027

Profit before income taxes	￦	4,047,491	2,635,426	1,326,230

3)	Assets

(in millions of Won)	2023		2024
Total assets for reportable segments(*1)	￦	160,850,203	165,497,714
Equity-accounted investees		(48,895,081)	(50,775,491)
Goodwill and corporate fair value adjustments		2,630,009	2,543,165
Elimination of inter-segment assets		(13,639,737)	(13,861,189)
Basis difference(*2)		540,922	39,536

	￦	101,486,316	103,443,735

4)	Liabilities

(in millions of Won)	2023		2024
Total liabilities for reportable segments(*1)	￦	51,853,327	53,072,062
Corporate fair value adjustments		242,251	221,537
Elimination of inter-segment liabilities		(10,814,081)	(11,339,768)
Basis difference(*2)		606,219	47,136

	￦	41,887,716	42,000,967

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

F-12
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

5)	Other significant items

a)	For the year ended December 31, 2022

(in millions of Won)	Total segment		Goodwill and corporate fair value adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	280,741	—	(33,736)	—	247,005
Interest expenses		(715,683)	—	108,225	—	(607,458)
Depreciation and amortization		(3,758,804)	(95,195)	166,378	—	(3,687,621)
Share of profit (loss) of equity-accounted investees, net		(310,388)	—	986,648	—	676,260
Income tax expense		(2,740,420)	25,803	2,260,734	(7,651)	(461,534)
Impairment loss on property, plant and equipment and others		(259,316)	—	(324,529)	—	(583,845)

	￦	(7,503,870)	(69,392)	3,163,720	(7,651)	(4,417,193)

b)	For the year ended December 31, 2023

(in millions of Won)	Total segment		Goodwill and corporate fair value adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	577,336	—	(75,189)	—	502,147
Interest expenses		(1,180,096)	—	178,807	—	(1,001,290)
Depreciation and amortization		(3,845,492)	(99,347)	121,559	—	(3,823,280)
Share of profit (loss) of equity-accounted investees, net		(383,220)	—	652,898	—	269,678
Income tax expense		(842,059)	46,116	6,638	(62)	(789,367)
Impairment loss on property, plant and equipment and others		(409,552)	—	3,799	—	(405,753)

	￦	(6,083,083)	(53,231)	888,512	(62)	(5,247,865)

c)	For the year ended December 31, 2024

(in millions of Won)	Total segment		Goodwill and corporate fair value adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	662,099	—	(85,317)	—	576,782
Interest expenses		(1,285,679)	—	234,168	—	(1,051,511)
Depreciation and amortization		(4,058,664)	(86,358)	160,562	—	(3,984,460)
Share of profit (loss) of equity-accounted investees, net		(1,137,480)	(50)	881,072	—	(256,458)
Income tax expense		(294,895)	21,668	(30,396)	(17,331)	(320,954)
Impairment loss on property, plant and equipment and others		(660,275)	(282)	(13,198)	—	(673,755)

	￦	(6,774,894)	(65,022)	1,146,891	(17,331)	(5,710,356)

(*1)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates between the report reviewed by management and the consolidated financial statements.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

(e)	Revenue by geographic area for the years ended December 31, 2022, 2023 and 2024 was as follows:

(in millions of Won)	2022		2023	2024
Domestic	￦	54,519,647	50,658,510	45,960,140
Japan		2,651,584	2,691,788	2,814,631
China		7,430,619	6,152,191	5,737,686
Indonesia		3,282,888	3,422,647	3,156,962
Asia-other		9,331,724	7,287,382	7,382,157
North America		2,413,054	2,095,705	2,504,563
Europe		2,811,444	2,468,508	2,743,528
Others		2,309,244	2,350,466	2,388,476

		84,750,204	77,127,197	72,688,143
Basis difference		253,412	(70,648)	771,265

		￦ 85,003,616	77,056,549	73,459,408

The information on geography, segment revenue is presented based on the geographical location of customers.

(f)	Non-current assets by geographic area as of December 31, 2023 and 2024 are as follows:

(in millions of Won)	2023		2024
Domestic	￦	31,585,233	33,512,812
Japan		132,229	131,086
China		1,222,358	1,140,136
Indonesia		2,859,375	3,036,954
Asia-other		1,662,482	1,698,956
North America		526,654	1,857,787
Europe		268,787	302,775
Others		3,280,208	4,897,042

	￦	41,537,326	46,577,548

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of the consolidated revenue.
41. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on February 5, 2025, the controlling company decided to pay cash dividends of ￦ 2,500 per common share (total dividend: ￦ 189.1 billion).

(b)	POSCO CNGR Nickel Solution, a subsidiary, decided to proceed with the dissolution and liquidation process pursuant to the resolution of the shareholders’ meeting on February 11, 2025.

(c)	On February 17, 2025, the controlling company reported the issuance of unsecured senior dollar bonds (Global Bonds) to the Ministry of Economy and Finance. The planned issuance amount is

F-1
30

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2023 and 2024

$700 million, with the nominal rate to be determined at the market rate at the time of issuance. The expected maturity is
5
to 10 years. These securities are scheduled to be issued after the execution of the issuance agreement and pricing in April 2025.

(d)
Pursuant to the resolution of the Board of Directors on February 19, the controlling company
decided to retire 1,691,425 treasury shares previously acquired (scheduled retirement amount:
￦
420.3 billion). The scheduled retirement date is March 31, 2025.

(e)
Starting in 2025, the
controlling company
applied for the consolidated tax filing system under the Corporate Tax Act, whereby the Company and domestic subsidiaries are treated as a single tax entity, with income being aggregated for corporate tax purposes. This application was approved by the National Tax Service in February 2025.

(f)	On January 14, 2025 , POSCO, a subsidiary, issued unsecured bonds. Details of issuance are as follows:

(in millions of Won)	314-1		314-2	314-3	314-4
Issuance amount	￦	110,000	590,000	200,000	100,000
Annual interest rate		2.889%	3.078%	3.124%	3.184%
Maturity date		2027-01-14	2028-01-14	2030-01-14	2032-01-14

(g)
In February 2025, the U.S. government announced an executive order imposing a 25% tariff on all steel and aluminum products, which will take effect on March 12, 2025. This announcement causes uncertainty in the estimation of the consolidated financial statements, and the
Company
is currently reviewing the related impact.

F-1
3
1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO HOLDINGS INC.
(Registrant)

/s/ Chang, In Hwa
Name:	Chang, In Hwa
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2025