Form 20-F
period 2025-12-31
POSCO HOLDINGS INC.
filed 2026-04-29
CIK 889132

As filed with the Securities and Exchange Commission on April 2
9
, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2025
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
Chung,
Ihn-young
POSCO Center, 440
Teheran-ro,
Gangnam-gu
Seoul
,
Republic of Korea
06194
Telephone:
+
82-2
-3457-1073;
E-mail:
ihnyoung.h@posco-inc.com;
Facsimile:
+82-2-3457-6000
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading symbol	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one -fourth of one share of common stock	PKX	New York Stock Exchange , Inc.

Common Stock, par value Won 5,000 per share *	PKX	New York Stock Exchange, Inc. *
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
As of December 31, 2025, there were 75,620,779 shares of common stock, par value Won 5,000 per share, outstanding (not including 5,312,173 shares of common stock held by the company as treasury shares)
Indicate by check mark if the registrant is a
well-known
seasoned issuer, as defined in Rule 405 of the Securities Act.
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

i

ii

GLOSSARY

“ADR”	American Depositary Receipt evidencing ADSs.

“ADR depositary”	Citibank, N.A.

“ADS”	American Depositary Share representing one-fourth of one share of Common Stock.

“Commercial Code”	Commercial Code of the Republic of Korea.

“common stock”	Common stock, par value Won 5,000 per share, of POSCO HOLDINGS INC.

“Consolidated Financial Statements”	Consolidated financial statements as of December 31, 2024 and 2025 and for each of the years in the three-year period ended December 31, 2025 and related notes thereto.

“deposit agreement”	Deposit Agreement, dated as of July 19, 2013, among POSCO (currently named POSCO HOLDINGS INC.), the ADR Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder.

“U.S. dollars,” “$” or “US$”	The currency of the United States of America.

“FSCMA”	Financial Investment Services and Capital Markets Act of the Republic of Korea.

“Government”	The government of the Republic of Korea.

“Gwangyang Works”	Gwangyang Steel Works.

“IASB”	International Accounting Standards Board.

“IFRS”	International Financial Reporting Standards.

“IFRS as issued by the IASB”	IFRS accounting standards as issued by the IASB.

“Korea”	The Republic of Korea.

“K-IFRS”	Korean International Financial Reporting Standards.

“Pohang Works”	Pohang Steel Works.

“POSCO Group”	POSCO HOLDINGS INC. and its consolidated subsidiaries.

“Securities Act”	The United States Securities Act of 1933, as amended.

“Securities Exchange Act”	The United States Securities Exchange Act of 1934, as amended.

“SEC”	The United States Securities and Exchange Commission.

“tons”	Metric tons (1,000 kilograms), equal to 2,204.6 pounds.

“U.S. GAAP”	Generally accepted accounting principles in the United States of America.

“We”	POSCO HOLDINGS INC. and its consolidated subsidiaries, unless otherwise specified or the context otherwise requires. Accordingly, in the context of discussing our steel operations, “we” refers to the steel-producing operations of the subsidiaries of POSCO HOLDINGS INC., including POSCO, POSCO (Zhang-jiagang), PT. KRAKATAU POSCO and POSCO YAMATO VINA.

“Won” or “~~W~~”	The currency of the Republic of Korea.

“Yen”	The currency of Japan.

“Yuan”	The currency of the People’s Republic of China.

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

Our business is affected by highly cyclical market demand for our products and services. In particular, POSCO and our other subsidiaries that engage in steel production activities are affected by market demand from a number of industries, including the construction, automotive, shipbuilding and electrical appliances industries as well as downstream steel processors, which are sensitive to general conditions in the global economy. Macroeconomic factors, such as the economic growth rate, employment levels, interest rates, inflation rates, exchange rates, commodity prices, demographic trends and fiscal policies of governments can have a significant effect on such industries. From time to time, these industries have experienced significant and sometimes prolonged downturns, which in turn have negatively impacted our steel business. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility. In particular, the COVID-19 pandemic that began in late 2019 and rapid increases in interest rates globally starting in the second half of 2021 to combat inflation have materially and adversely affected the global economy and financial markets. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the occurrence of widespread infectious diseases such as the global COVID-19 pandemic) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.” Such uncertainties have been caused by, and continue to be exacerbated by, among other things, deterioration in economic and trade relations between major economies (particularly between the United States and China), the outbreak of the Russia-Ukraine war in February 2022 and the military conflicts between Iran and other countries, including the United States and Israel, that have destabilized the global energy sector, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America, continuing geopolitical and social instability in North Korea and various parts of the Middle East, and impositions of tariffs and other trade protective measures around the world. See “— Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.”

Actual or anticipated further deterioration of global economic conditions may result in a decline in demand for our products. In the case of a prolonged decrease in demand (which may occur or be exacerbated as a result of tariffs imposed on imports into our major export markets), we may need to rationalize our production capacity and reduce fixed costs, and we will likely face pressure to reduce prices of our products. From time to time, we have adjusted our crude steel production levels and sales prices in response to sluggish demand from our customers in industries adversely impacted by the deteriorating economic conditions. We decreased our aggregate production level from 39.9 million tons in 2023 to 39.3 million tons in 2024 and to 38.6 million tons in 2025 in response to weak global economic conditions. During such periods, the weighted average unit sales price for our semi-finished and finished steel products produced by us and directly sold to external customers decreased from Won 1,272,754 per ton in 2023 to Won 1,217,705 per ton in 2024 and Won 1,159,315 per ton in 2025 primarily reflecting general deterioration of the global steel market conditions, which was partially offset by general depreciation of the Won against the U.S. dollar that increased our export prices in Won terms.

Such weakening demand and a general oversupply in the market have negatively impacted our results of operations in 2024 and 2025. Our revenue decreased by 4.7%, or Won 3,597 billion, from Won 77,057 billion in 2023 to Won 73,459 billion in 2024, and our profit decreased by 45.6%, or Won 841 billion, from Won 1,846 billion in 2023 to Won 1,005 billion in 2024. Our revenue decreased by 6.1%, or Won 4,472 billion, from Won 73,459 billion in 2024 to Won 68,987 billion in 2025, and our profit decreased by 47.6%, or Won 478 billion, from Won 1,005 billion in 2024 to Won 527 billion in 2025.

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

Increased production capacity, combined with decreased demand resulting from a slowdown of the global economy, has from time to time resulted in production over-capacity in the global steel industry which in turn has resulted in downward pressure on global steel prices. In 2023, 2024 and 2025, global demand for steel products remained weak reflecting general deterioration of the global steel market conditions. Production over-capacity in the global steel industry may further intensify if global economic recovery slows or demand from developing countries, particularly from China, continues to lag behind the growth in production capacity. Production over-capacity in the global steel industry is likely to:

•	reduce export prices in U.S. dollar terms of our principal products, which in turn may reduce our sales prices in Korea as well;

•	increase competition in the Korean market as foreign producers seek to export steel products to Korea as other markets experience a slowdown;

•	negatively affect demand for our products abroad and our ability to expand export sales; and

•	affect our ability to increase steel production in general.

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

Logistics and Others Segment of the Infrastructure Business. POSCO DX Co., Ltd. (“POSCO DX” and previously named POSCO ICT Co., Ltd.) competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS Co., Ltd., LG CNS Co., Ltd. and SK Inc. AX. POSCO FLOW Co., Ltd. (“POSCO FLOW”) competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis Co., Ltd., Samsung SDS Co., Ltd. and LX Pantos Co., Ltd.

Rechargeable Battery Materials Segment. In the energy materials market, POSCO Future M Co., Ltd. (“POSCO Future M” and previously named POSCO Chemical Co., Ltd.) competes with other global leading manufacturers of cathode and anode materials, including LG Chemical Co., Ltd. and Ecopro BM Co., Ltd. Global demand for electric vehicles has decreased in recent years, which in turn has decreased demand for cathode and anode materials from our key customers. In part due to a slowdown of the rechargeable battery industry, POSCO Pilbara Lithium Solution Co., Ltd. (“POSCO Pilbara Lithium Solution”), a subsidiary in which we hold a 82% interest that engages in the production of lithium hydroxide, recognized an inventory impairment loss of Won 56 billion in 2024. In addition, POSCO Argentina SAU (“POSCO Argentina”), our wholly-owned subsidiary that also engages in the production of lithium hydroxide, recognized an inventory impairment loss of Won 53 billion in 2024. In its legacy business areas of refractories and lime chemicals, POSCO Future M competes principally with Chosun Refractories ENG Co., Ltd. and Korea Refractories Co., Ltd.

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

Following a period of deterioration due to the debilitating effects of the COVID-19 pandemic on the Korean economy as well as on the economies of Korea’s major trading partners in 2020, the overall Korean economy showed signs of recovery in 2021. However, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, supply chain disruptions and the increasing weakness of the global economy, as well as significant fluctuations in policy interest rates globally (including Korea), have contributed to the uncertainty of global economic prospects in recent years and have adversely affected, and may continue to adversely affect, the Korean economy. The value of the Won relative to major foreign currencies, in particular the U.S. dollar, has fluctuated significantly and, as a result of uncertain global and Korean economic, social and political conditions, there has been significant volatility in the stock prices of Korean companies recently. Future declines in the Korea Composite Stock Price Index (the “KOSPI”), and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Other developments that could have an adverse impact on Korea’s economy include:

•	declines in consumer confidence and a slowdown in consumer spending;

•	rising inflationary pressures leading to increases in costs of goods and services and a decrease in purchasing power;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the Israel-Hamas war and the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities or political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing actions against Russia) and any resulting adverse effects on the global supply of oil and other natural resources or the global financial markets;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

•	the imposition of significant tariffs on Korea’s exports by any of Korea’s major export markets;

•

adverse changes or volatility in foreign currency reserve levels, interest rates, inflation rates, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Yuan) or stock markets;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts due to disruptions to the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues and a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which, would likely lead to a national budget deficit as well as an increase in the Government’s debt;

•	financial problems or lack of progress in the restructuring of Korean business groups, other large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues concerning certain Korean companies;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	geopolitical uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

We rely on export sales for a significant portion of our total sales. Adverse economic and financial developments in Asia in the future may have an adverse effect on demand for our products in Asia and increase our foreign exchange risks.

We rely on export sales for a significant portion of our total sales. In particular, the Steel Segment’s export sales and overseas sales to customers abroad accounted for 61.7% of the Steel Segment’s total revenue in 2025. The Steel Segment’s export sales to customers in Asia, including China, Japan, Indonesia, Thailand and Malaysia, accounted for 52.5% of the Steel Segment’s total export sales revenue in 2025, and we expect our sales to these countries to remain important in the future. In particular, the Steel Segment’s export sales to Asia (other than China and Japan) accounted for 22.5% of the Steel Segment’s total export sales revenue in 2025. Accordingly, adverse economic and financial developments in these countries may have an adverse effect on demand for our products. Unfavorable or uncertain economic and market conditions can be caused by, among other factors, difficulties in the financial sector, corporate, political or other scandals that may reduce confidence in the markets, declines in business confidence, increases in inflation, natural disasters or pandemics and outbreaks of hostilities or other geopolitical instability. Deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, or a combination of these or other factors, has in the past adversely affected, and may in the future adversely affect, demand for our products.

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

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2025, 61.7% of the Steel Segment’s total revenue was from overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

We purchase substantially all of the principal raw materials we use from sources outside Korea, including iron ore and coal. POSCO imported approximately 49 million dry metric tons of iron ore and 24 million wet metric tons of coal in 2025. Iron ore is sourced primarily from Australia, Brazil and Canada. Coal is sourced primarily from Australia, Canada and the United States. Supply disruptions, which could be caused by political or other events in the countries from which we import these materials, could adversely affect our operations. In addition, we are particularly exposed to increases in the prices of coal, iron ore and nickel, which represent the largest components of our cost of goods sold. The prices of our key raw materials have fluctuated significantly in recent years. For example, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$120 in 2023, US$109 in 2024 and US$102 in 2025. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$296 in 2023, US$240 in 2024 and US$188 in 2025. Such fluctuations in the price of coal in recent years were in large part attributable to sanctions imposed on Russia, a large exporter of coal, following its invasion of Ukraine in February 2022.

Our long-term supply contracts generally have terms of three to ten years and provide for periodic price adjustments to the then-market prices. We typically adjust the prices on a quarterly basis and maintain approximately one month of inventory of raw materials. Such price adjustments are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. For both coal and iron ore, we typically agree on the purchase price with the suppliers primarily based on the spot market price periodically announced by Platts (Premium Low Vol Coking Coal, FOB Australia Index and Iron Ore 62% Fe, CFR China Index). As of December 31, 2025, 48 million tons of iron ore and 26 million tons of coal remained to be purchased under long-term supply contracts. Future increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. Increased prices may also cause potential customers to defer purchase of steel products, while rapidly falling prices may increase loss on valuation of raw material inventory purchased when prices were higher, either of which could have an adverse effect on our business, financial condition and results of operations.

Expansion of our operations abroad is important to our long-term success, and our limited experience in the operation of our business outside Korea increases the risk that our international expansion efforts will not be successful.

We conduct steel, international trading, construction and energy operations abroad, and our business relies on a global trading network comprised of overseas subsidiaries, branches and representative offices. Although many of our subsidiaries and overseas branches are located in developed countries, we also operate in numerous countries with developing economies. In addition, we intend to continue to expand our production operations internationally by carefully seeking out investment opportunities in regions that we believe offer promising growth prospects, including the United States and India. For example, we plan to (1) make investments alongside Hyundai Motor Group for the joint development and construction of an electric arc furnace steel mill in Louisiana, United States, (2) make investments alongside JSW Steel Limited to jointly construct an integrated steel mill in Odisha, India and (3) acquire a 30% equity interest in joint venture that will hold interests in certain lithium mining assets of Mineral Resources Ltd. in Australia. We may enter into additional joint ventures with foreign companies that would enable us to rely on these businesses to conduct our operations, establish local networks and coordinate our sales and marketing efforts abroad. To the extent that we enter into these arrangements, our success will depend in part on the willingness of our partner companies to dedicate sufficient resources to their partnership with us, as well as our financial capacity to support such arrangements.

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

The normal operation of our manufacturing facilities may be interrupted by accidents caused by operating hazards, power supply disruptions and equipment failures, as well as natural disasters. For example, we experienced significant losses related to flooding caused by Typhoon Hinnamnor in September 2022. See “— Earthquakes, tsunamis, floods, severe health epidemics (including the occurrence of widespread infectious diseases such as the global COVID-19 pandemic) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.” As with other industrial companies, our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing property damage as well as personal injuries or death. We are also exposed to risks associated with product liability claims in the event that the use of the products we sell results in injury. We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice. However, we may not have adequate resources to satisfy a judgment in excess of our insurance coverage in the event of a successful claim against us. Any occurrence of accidents or other events affecting our operations could result in potentially significant monetary damages, diversion of resources, production disruption and delay in delivery of our products, which may have a material adverse effect on our business, financial condition and results of operations.

Impositions of anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs may have an adverse impact on our export sales.

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and, from time to time, we are involved in trade remedy proceedings in various jurisdictions. We actively participate in such proceedings to minimize adverse effects and related risks. Although trade remedy actions and regulatory scrutiny have increased in recent years, such cases have historically been limited in scope relative to our overall global sales and operations. Through our trade affairs office, we continue to closely monitor developments in trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas and tariffs, in all major markets in which we operate, and seek to mitigate related risks by adjusting supply chains, production and export arrangements and, where necessary, defend our interests. However, there can be no assurance that free trade agreements between Korea and its major trading partners will remain unchanged, or that new or increased anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our products in the future. The occurrence of any such events, including those described below, may have a material adverse effect on our business, financial condition and results of operations.

In February 2025, the President of the United States removed certain country-specific exemptions, including those applicable to the Republic of Korea, reinstating a 25% tariff on steel imports and increasing tariffs on aluminum imports to 25%, effective March 2025. In June 2025, these tariffs were further increased from 25% to 50%. U.S. tariff policies remain subject to change, and tariffs applicable to Korean-origin products have fluctuated over time and may be increased or decreased in the future. Furthermore, other countries have implemented, and may continue to implement, retaliatory tariffs or other trade restrictions in response to U.S. trade actions. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment – Markets – Exports.”

While our direct exports to customers in the United States represent a limited portion of our total sales, such measures may materially affect our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States or other markets subject to similar trade measures. Increases in tariffs or other trade barriers applicable to products manufactured by our downstream customers may lead to higher prices, reduced competitiveness or lower end-market demand, which may in turn adversely affect demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. These retaliatory measures, along with the broader trend of unilateral trade actions, could trigger a cycle of trade disputes. Such political and economic tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Consequently, there can be no assurance that our proactive mitigation measures will be sufficient to offset the risks of evolving trade policies. If further tariffs are imposed on a broader range of our exports or our customers’ exports, or if further retaliatory trade measures are adopted by affected countries, we or our customers may be required to adjust pricing, modify supply or sourcing arrangements or incur additional costs, any of which may have a material adverse impact on our business, financial condition and results of operations.

Our rechargeable battery materials business is affected by market conditions in the highly cyclical rechargeable battery industry, and the key customers of such business are substantially affected by government incentives. Significant decrease in such incentives has and will likely continue to have a material adverse effect on our rechargeable battery materials business.

POSCO Future M engages in the manufacturing and sale of cathode and anode materials, which are two of the main components of rechargeable batteries. In addition, we engage in natural resources development and production of lithium hydroxide and lithium carbonate. We sell our rechargeable battery materials primarily to electric vehicle battery manufacturers in Korea and abroad. Accordingly, our rechargeable battery materials business is affected by market conditions in the highly cyclical rechargeable battery industry. The industry’s cyclicality results primarily from fluctuations in demand for the end products that use rechargeable batteries, particularly from the electric vehicle industry, which are sensitive to general conditions in the global economy and the level of incentives provided to the purchasers of electric vehicles.

Key customers of our rechargeable battery materials business are also impacted by certain government incentives, including grants, subsidies and tax credits. For example, in July 2025, the United States enacted legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”), which repealed or curtailed certain consumer-facing electric vehicle incentives that had been previously available while preserving other incentives, including the advanced manufacturing production credit (“AMPC”) available for battery production and sale in the United States and investment tax credits available to purchasers of certain energy storage technology in the United States. In particular, the legislation eliminated consumer-facing electric vehicle tax credits for vehicles acquired after September 30, 2025, which may adversely affect demand for electric vehicles in the United States, which could in turn reduce demand for our rechargeable battery products.

In addition, the AMPC, while currently available, is scheduled to begin phasing down from 2030 and will be progressively reduced through its expiration in 2032. Furthermore, the OBBBA introduced the “prohibited foreign entity” framework, which disallows the AMPC and other tax credits to battery manufacturers who are prohibited foreign entities or who receive “material assistance” from prohibited foreign entities. Compliance with these expanded restrictions may require us to restructure supply chains, replace or diversify suppliers, or incur additional capital expenditures and operating costs. If the AMPC is further reduced or subject to more restrictive eligibility conditions during its phase-down period, or if we are unable to satisfy applicable requirements on a cost-effective basis, our profitability and financial stability could be materially and adversely affected. There can be no assurance that we will continue to qualify for the AMPC or other governmental incentives, or that the level of benefits available to us will not be further reduced or otherwise adversely modified.

Moreover, government incentive programs, including grants, subsidies and tax credits, remain subject to significant political, regulatory and interpretive uncertainty. Future changes in U.S. trade, industrial or energy policies could further limit the availability of tax credits, impose additional compliance burdens or result in increased costs, reduced operational flexibility or lower overall demand for electric vehicles or battery products. If government incentives applicable to our products or manufacturing activities are further reduced, eliminated, become subject to more restrictive conditions or otherwise become less favorable, or if we are unable to satisfy applicable eligibility requirements on a timely or cost-effective basis, our business, financial condition and results of operations could be materially and adversely affected.

Any such event may have a material adverse effect on the business, results of operations and financial condition of the Rechargeable Battery Materials Segment and us.

An actual or anticipated deterioration in market conditions may result in a decline in demand for our rechargeable battery materials that may have a negative impact on the prices at which they can be sold. In such a case, we will likely face pressure to reduce prices and may need to rationalize our production capacity and reduce fixed costs. In addition, there can be no assurance that the IRA or other similar government measures will not be terminated or further amended to reduce the incentives provided to our key customers. A decrease, expiration or termination of such incentives could, if significant, have a material adverse effect on the key customers of our rechargeable battery materials business, which in turn may decrease demand for our products. The occurrence of any such events may have a material adverse impact on the business, results of operations and financial condition of the Rechargeable Battery Materials Segment.

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

Earthquakes, tsunamis, floods, severe health epidemics (including the occurrence of widespread infectious diseases such as the global COVID-19 pandemic) and other natural calamities could materially and adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, severe health epidemics or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. For example, Typhoon Hinnamnor, a powerful tropical cyclone that landed in South Gyeongsang Province, Korea in September 2022, caused substantial flooding and property damage in cities located near the coastline, including Pohang. The typhoon caused electricity blackouts and flooded some of the Pohang Works’ facilities located adjacent to Youngil Bay on the southeastern coast of Korea, causing disruptions to our downstream production activities, which adversely impacted our sales in the fourth quarter of 2022 following the flood.

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

In addition, if severe health epidemics were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. For example, COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2, was declared a “pandemic” by the World Health Organization in March 2020. The global outbreak of COVID-19 had led to global economic and financial disruptions and had adversely affected our business operations.

Risks associated with COVID-19 or other types of widespread infectious diseases include:

•

an increase in unemployment among, and/or decrease in disposable income of, consumers who purchase the products manufactured by our customers and a decline in overall consumer confidence and spending levels, which in turn may decrease demand for our products;

•	disruption in the normal operations of the businesses of our customers, which in turn may decrease demand for our products;

•	disruption in the supply of raw materials from our suppliers and vendors;

•	disruption in the delivery of our products to our customers;

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

For example, in April 2025, due to a collapse at the Sinansan Line project site of POSCO E&C, POSCO E&C incurred losses and may incur additional costs, including those related to construction delays, compensation claims, regulatory penalties and enhanced safety compliance measures. Furthermore, in response to such accident, POSCO E&C temporarily suspended construction at all of its domestic sites for approximately one month to conduct company-wide safety inspections, resulting in decreased revenue, subcontractor standby costs and increased indirect costs.

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

We became a holding company on March 2, 2022, and one of our principal strategies is to take advantage of our holding company structure to invest in promising businesses. In part to prepare for the eventual maturation of the Korean steel market, we have made investments in the past decade to secure new growth engines by diversifying into new businesses related to our steel operations that we believe will offer greater potential returns, as well as entering into new businesses not related to our steel operations such as the development and production of lithium, cathode and anode materials, energy solutions (particularly liquefied natural gas (“LNG”) trading) and specialty crop (particularly palm oil, the value chain of which may be expanded into biofuel). From time to time, we may selectively acquire or invest in companies to pursue such diversification strategy. The implementation of this strategy may require additional investments of capital, infrastructure, human resources and management attention. This strategy entails certain risks, including the possibility that we may face significant competition from other holding companies and operating companies in particular segments. If our strategy does not succeed, we may incur losses on our investments and our results of operations and financial condition may suffer.

In order to streamline our diversification efforts, we are currently exploring avenues to divest from non-core underperforming projects and assets. As of December 31, 2025, we have divested from 73 non-core underperforming projects and assets. Although we will continue to streamline such non-core underperforming projects and assets, any potential transaction is dependent upon a number of factors that may be beyond our control, including, among other factors, market conditions, industry trends, the interests of third-parties and the availability of financing to potential buyers on reasonable terms. Furthermore, there can be no assurance that we will be able to consummate any such transaction on acceptable terms or at all. Our failure to successfully divest from non-core underperforming projects and assets or to reinvest the proceeds of any such divestment, each on acceptable terms, may have a material adverse effect on our financial condition and results of operations.

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

The Serious Accident Punishment Act (the “SAPA”) imposes criminal liability on individuals and entities responsible for “serious accidents.” Under SAPA, the term “serious accident” encompasses not only accidents at industrial sites, such as factories or construction sites, but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities or transportation. The SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions that fail their supervisory duties. In case of willful misconduct or gross negligence, the SAPA also imposes punitive damages of up to five times the actual damages. Our operational activities involve inherent risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. Even though we plan to prioritize on-site safety management by engaging in communications with different stakeholders and investing more in safe environments, there is no guarantee that there will not be accidents due to our inherent operating risks. Although we have analyzed the potential impacts of the SAPA on us and aligned our policies, internal regulations and manuals in preparation for the implementation of the SAPA, there is no guarantee that the SAPA would not adversely affect our business, financial condition and results of operations. For example, in April 2025, there was a collapse at the Sinansan Line project site of POSCO E&C and in November 2025, there were two incidents involving toxic chemicals at Pohang Steelworks, the first incident resulting in one fatality and three injured during repair work and the second incident resulting in two fatalities and four injured during sludge cleaning operations. These incidents are currently being investigated by the relevant authorities and we are fully cooperating with such investigations. While the outcome of such investigations remains uncertain, there can be no assurance that penalties or other disciplinary actions may not be imposed. There can be no assurance that any such penalties or disciplinary actions may not have a material adverse effect on our results of operations and financial condition.

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

We rely on trade secrets and unpatented proprietary know-how and information. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and patentable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business.

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

In July 2022, the Supreme Court of Korea held that 59 workers employed by our third-party contractors and dispatched to our production facilities who brought a claim under the Dispatched Worker Protection Act (“DWPA”) of Korea were in a direct employment relationship with us. The DWPA limits the maximum period that a worker may be dispatched to a company to two years. Under the DWPA, worker dispatch exceeding such period may result in a company’s obligation to directly hire such dispatched workers in certain situations, including where such workers were directly supervised by the company rather than the third-party contractor. Pursuant to such judgment, we hired 55 of such workers that met our working age criteria as our full-time direct employees. In October 2022, all 59 original plaintiffs collectively filed a complaint at the Gwangju District Court claiming an aggregate amount of Won 3.0 billion as unpaid wages for the three-year period that they should have been recognized as our full-time direct employees. Furthermore, in July 2025, the 55 employees directly hired by us collectively filed a claim at the Gwangju District Court, alleging wage discrimination compared to certain other full-time direct employees. Both such lawsuits are still in progress, and we intend to vigorously defend against such lawsuits.

In addition to the decision rendered by the Supreme Court in July 2022, in April 2026, the Supreme Court issued rulings in employment status lawsuits brought by 331 workers who had been dispatched to our production facilities, ruling partially against us. The Supreme Court determined that 303 of these workers were in a direct employment relationship with us, and we have hired them as full-time direct employees in accordance with the rulings. Of the remaining eight workers, one claim was dismissed due to the plaintiff exceeding the mandatory retirement age, and the cases involving the remaining seven workers have been remanded to the Gwangju High Court, where they remain pending. The plaintiffs have also jointly filed lawsuits in the Gwangju and Daegu district courts seeking unpaid wages for periods during which they claim they should have been recognized as our full-time direct employees, and these cases remain pending.

As of April 21, 2026, 25 lawsuits involving approximately 4,337 workers employed by our third-party contractors who worked at our production facilities remain pending, all relating to the confirmation of employment status with us. Many of these cases also include claims for unpaid wages. In two of these cases, involving 241 and 138 workers, respectively, the district courts ruled against us, and the appellate court ruled against us in one case and partially in our favor in the other. We appealed both decisions to the Supreme Court in March 2026, and they remain pending. The plaintiffs in these cases have also filed separate lawsuits in February 2024 at the Suncheon Branch of the Gwangju District Court seeking unpaid wages, which remain pending. The remaining 23 lawsuits are pending at the district court level. We intend to vigorously defend against these claims.

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

Under the Labor Standards Act, an employee’s “ordinary wage” is used as the basis for calculating various statutory benefits. In December 2013, the Supreme Court of Korea ruled that regularly paid bonuses, including those that are paid other than on a monthly basis, are included in the scope of employees’ ordinary wages if these bonuses are paid (i) “regularly,” (ii) “uniformly” and (iii) on a “fixed basis,” notwithstanding differential amounts based on seniority. However, in December 2024, the Supreme Court of Korea reversed its prior ruling and excluded “fixed basis” from the attributes of ordinary wage and redefined the concept and judgment criteria of what constitutes ordinary wage. According to the Supreme Court of Korea’s decision in December 2024, a wage determined to be paid regularly and uniformly in exchange for prescribed work constitutes ordinary wage regardless of the existence or fulfillment of conditions attached to it. According to such decision, wages based on tenure or on the number of working days, where payment is made only when an employee satisfies a required number of working days within the prescribed working period, are recognized as ordinary wages. However, wages conditioned on working days that exceed the prescribed working period are not regarded as ordinary wages, as they are not paid solely for performing the prescribed work but rather constitute compensation for additional work beyond the prescribed working hours. In order to minimize confusion resulting from this change, the Supreme Court of Korea also ruled that the revised legal principle will apply to ordinary wage calculations starting from the date of the ruling, which is December 19, 2024.

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs, and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of ballistic missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

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

We are incorporated in Korea with our principal executive offices located in Seoul. The majority of our directors and senior management are residents of jurisdictions outside the United States, and the majority of our assets and the assets of such persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon us or such persons or to enforce outside the United States judgments obtained against us or such persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an action in a Korean court predicated upon the civil liability provisions of the U.S. federal securities laws against our directors and senior management and non-U.S. experts named in this Annual Report on Form 20-F.

We engage in activities relating to countries targeted by United States, European Union and United Kingdom economic sanctions.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“U.S. Sanctions”) that impose prohibitions or restrictions on U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with or involving certain countries, governments, entities and individuals that are the subject of U.S. Sanctions, including countries and territories subject to a comprehensive embargo (currently Cuba, Iran, North Korea, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine), as well as parties that are subject to, or are majority owned by one or more parties subject to, so-called blocking sanctions. U.S. persons are also generally prohibited from facilitating such activities or transactions. Similarly, the European Union enforces certain laws and regulations (“E.U. Sanctions”) that impose restrictions on nationals of E.U. member states, persons located within E.U. member states, entities incorporated or constituted under the law of an E.U. member state, or business conducted in whole or in part in E.U. member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of E.U. Sanctions. E.U. persons are also generally prohibited from activities that promote such activities or transactions. The United Kingdom also enforces certain laws and regulations (“UK Sanctions”) that impose restrictions upon UK persons with respect to activities or transactions with parties that are the subject of UK Sanctions. In light of recent international developments, particularly the ongoing war in Ukraine, the United States, European Union, United Kingdom and other jurisdictions have imposed enhanced sanctions targeting Russia.

We and our subsidiaries engage in limited business activities in Russia. In particular, we purchase raw materials from non-Russian third parties that are sourced from mines in Russia. We believe that such activities do not involve any U.S. goods or services and otherwise do not implicate or violate U.S. Sanctions, E.U. Sanctions or UK Sanctions. To our knowledge, none of our business in Russia involves parties subject to U.S. Sanctions. Our activities in Russia accounted for 0.03% of our consolidated revenue in 2023. We did not recognize any revenue from business operations in Russia in 2024 and 2025. In addition, we did not recognize any revenue from business operations in Iran in 2023, 2024 and 2025, and we currently do not have any plans to engage in business operations in Iran in the foreseeable future, other than collecting outstanding receivables.

POSCO Steeleon Co., Ltd. (“POSCO Steeleon”), a subsidiary of POSCO, holds a 70% interest in Myanmar POSCO C&C Co., Ltd. (“Myanmar POSCO C&C”), a joint venture with Myanmar Economic Holdings Public Company Limited (“MEHL”). MEHL was designated for U.S. Sanctions on March 25, 2021. Myanmar POSCO C&C engages in the production and sale of coated steel roofing sheets in Myanmar, and its sales accounted for 0.03% of our consolidated revenue in 2023, 0.05% in 2024 and 0.05% in 2025. POSCO Steeleon is monitoring changes in Myanmar’s business environment and assessing its shareholding arrangement. U.S. Sanctions that apply to MEHL do not apply to us, POSCO, POSCO Steeleon or Myanmar POSCO C&C.

POSCO INTERNATIONAL holds a 51.0% interest in a gas field project in Myanmar. Myanmar Oil and Gas Enterprise (“MOGE”) holds a 15.0% interest in the project and the remaining interests are held by non-sanctioned persons. On February 21, 2022, MOGE was designated for E.U. Sanctions, and certain managers of MOGE have been subsequently designated for U.S. Sanctions. Such sanctions do not extend to POSCO INTERNATIONAL, POSCO or, to our knowledge, the gas field project. On October 31, 2023, OFAC issued Burma-related Directive 1 under Executive Order 14014, which prohibits U.S. persons from providing, exporting or re-exporting, directly or indirectly, financial services to, or for the benefit of, MOGE, regardless of the currency in which any prohibited transaction is denominated.POSCO INTERNATIONAL is operating the Myanmar gas field project in compliance with such directive. Our revenue recognized from the gas field project accounted for 0.80% of our consolidated revenue in 2023, 0.83% in 2024 and 0.94% in 2025.

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

Item 4. Information on the Company

Item 4.A. History and Development of the Company

We were established by the Government on April 1, 1968, under the Commercial Code, to manufacture and distribute steel rolled products and plates in the domestic and overseas markets. The Government owned more than 70% of our equity until 1988, when the Government reduced its ownership of our common stock to 35% through a public offering and listing our shares on the KRX KOSPI Market. In December 1998, the Government sold all of our common stock it owned directly, and The Korea Development Bank completed the sale of our shares that it owned in September 2000. The Government no longer holds any direct interest in us, and our outstanding common stock is currently held by individuals and institutions. See “Item 7. Major Shareholders and Related Party Transactions — Item 7A. Major Shareholders.”

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•	Infrastructure Business. Our Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such business is divided into three segments as follows:

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

•

Rechargeable Battery Materials Segment. Our Rechargeable Battery Materials Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including cathode and anode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

•

Others Segment. Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

The table below sets out our revenue by segment category for the periods indicated.

	For the Year Ended December 31,
	2023			2024			2025
Segments	Billions of Won		%	Billions of Won		%	Billions of Won		%
Steel Segment	~~W~~	40,393	52.4%	~~W~~	39,104	53.3%	~~W~~	37,285	54.1%
Infrastructure Business:
Trading Segment (1)		24,034	31.2		22,804	31.0		23,744	34.4
Construction Segment		8,301	10.8		7,473	10.2		5,615	8.1
Logistics and Others Segment (2)		471	0.6		422	0.6		309	0.4
Rechargeable Battery Materials Segment		3,816	5.0		2,813	3.8		2,096	3.0
Others Segment		113	0.1		73	0.1		45	0.1
Basis difference adjustments(3)		(71)	(0.1)		771	1.0		(108)	(0.1)

Total	~~W~~	77,057	100.0%	~~W~~	73,459	100.0%	~~W~~	68,987	100.0%

(1)	Including POSCO INTERNATIONAL.

(2)	Including POSCO DX and POSCO FLOW.

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

POSCO procures all tin, tantalum, tungsten and gold minerals from refineries in conflict-affected and high-risk areas that have obtained Responsible Minerals Assurance Process (“RMAP”) certification. POSCO Future M, a producer of rechargeable battery materials, also procures tungsten and cobalt, sourcing exclusively from smelters that have either obtained RMAP certification or are currently in the process of obtaining RMAP certifications.

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

New Governance for Real Value

We enhance independence, expertise and diversity of the board of directors to promote real value management by safeguarding shareholder rights and ensuring transparent disclosures, with the aim of enhancing the value of the POSCO Group. A group-level ESG risk response system has been established to address internal and external risks effectively, with significant ESG-related decisions made through the board of directors. For in-depth discussions on key ESG issues, we operate the “POSCO Group ESG Council,” led by top management and the “ESG Session” involving all directors.

Additional information regarding our ESG performance is provided in the POSCO Holdings Sustainability Report, available on our website. This report is not incorporated by reference into, and does not form part of, this Annual Report on Form 20-F.

Steel Segment

POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel-producing subsidiaries, produced approximately 38.6 million tons of crude steel in 2025, a significant majority of which was produced at Pohang Works and Gwangyang Works. As of December 31, 2025, we had approximately 44.5 million tons of annual crude steel production capacity, including 39.8 million tons of production capacity in Korea. We believe Pohang Works and Gwangyang Works are two of the most technologically-advanced integrated steel facilities in the world. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets, and we are able to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries.

POSCO M-TECH Co., Ltd., which is also included in the Steel Segment, produces aluminum deoxidizers used to remove excess oxygen during the steel manufacturing process to improve durability of steel products, and it also provides integrated steel product packaging solutions for steel production facilities.

Korea is our most important market. Domestic sales accounted for 38.3% of the Steel Segment’s total revenue in 2025 and 37.2% in 2024. We believe that POSCO’s steel products constituted approximately 46.6% of the total sales volume of such steel products sold in Korea in 2025 and approximately 46.0% in 2024. The Steel Segment’s export sales and overseas sales to customers abroad accounted for 61.7% of the Steel Segment’s total revenue in 2025 and 62.8% in 2024. The Steel Segment’s major export market is Asia, with Asia other than China and Japan accounting for 22.5%, China accounting for 19.0% and Japan accounting for 11.0% of the Steel Segment’s total steel export revenue in 2025, and Asia other than China and Japan accounting for 23.2%, China accounting for 20.7% and Japan accounting for 11.2% of the Steel Segment’s total steel export revenue in 2024.

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

	For the Year Ended December 31,
	2023			2024			2025
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	~~W~~	11,908	29.5%	~~W~~	12,194	31.2%	~~W~~	11,919	32.0%
Hot rolled products		9,149	22.6		8,525	21.8		7,927	21.3
Stainless steel products		7,848	19.4		7,485	19.1		6,985	18.7
Plates		4,930	12.2		4,472	11.4		4,172	11.2
Wire rods		1,804	4.5		1,676	4.3		1,428	3.8
Silicon steel sheets		1,063	2.6		1,158	3.0		1,130	3.0

Sub-total		36,701	90.9		35,511	90.8		33,561	90.0

Others		3,692	9.1		3,593	9.2		3,724	10.0

Total	~~W~~	40,393	100.0%	~~W~~	39,104	100.0%	~~W~~	37,285	100.0%

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

	For the Year Ended December 31,
	2023		2024		2025
Steel Products	Thousands of Tons	%	Thousands of Tons	%	Thousands of Tons	%
Cold rolled products	9,780	33.9%	10,334	35.4%	10,529	36.4%
Hot rolled products	9,784	33.9	9,473	32.5	9,583	33.1
Stainless steel products	2,459	8.5	2,508	8.6	2,364	8.2
Plates	4,667	16.2	4,694	16.1	4,523	15.6
Wire rods	1,623	5.6	1,527	5.2	1,309	4.5
Silicon steel sheets	524	1.8	627	2.1	641	2.2

Total (1)	28,837	100.0%	29,162	100.0%	28,949	100.0%

(1)	Not including sales volume of steel products categorized under “others.”

In addition to steel products produced by us and directly sold to external customers, we engage our consolidated sales subsidiaries (including POSCO INTERNATIONAL) to sell our steel products produced by us. Our revenue from steel products produced by us and sold to our consolidated sales subsidiaries that in turn sold them to their external customers amounted to Won 9,414 billion in 2023, Won 9,452 billion in 2024 and Won 8,801 billion in 2025. Sales of such steel products by our consolidated sales subsidiaries to external customers are recognized as external revenue of the Trading Segment of our Infrastructure Business.

Cold Rolled Products

Cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry to produce car body panels. Other users include the household goods, electrical appliances, engineering and metal goods industries.

Our deliveries of cold rolled products produced by us and directly sold to external customers amounted to 10,529 thousand tons in 2025, representing 36.4% of our total sales volume of principal steel products produced by us and directly sold to external customers. Cold rolled products constitute our largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for cold rolled products of approximately 54% in 2025.

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

Our deliveries of hot rolled products produced by us and directly sold to external customers amounted to 9,583 thousand tons in 2025, representing 33.1% of our total sales volume of principal steel products produced by us and directly sold to external customers. Hot rolled products constitute our second largest product category in terms of sales volume and revenue from steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for hot rolled products of approximately 54% in 2025.

Stainless Steel Products

Stainless steel products are used to manufacture household goods and are also used by the chemical industry, paper mills, the aviation industry, the automotive industry, the construction industry and the food processing industry.

Our deliveries of stainless steel products produced by us and directly sold to external customers amounted to 2,364 thousand tons in 2025, representing 8.2% of our total sales volume of principal steel products produced by us and directly sold to external customers. Stainless steel products constitute our third largest product category in terms of revenue from steel products produced by us and directly sold to external customers. Although sales of stainless steel products accounted for only 8.2% of total sales volume of the principal steel products produced by us and directly sold to external customers in 2025, they represented 18.7% of our total revenue from such steel products in 2025.

We believe POSCO had a domestic market share for stainless steel products of approximately 52% in 2025.

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

Our deliveries of plates produced by us and directly sold to external customers amounted to 4,523 thousand tons in 2025, representing 15.6% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for plates of approximately 45% in 2025.

Wire Rods

Wire rods are used mainly by manufacturers of wire, fasteners, nails, bolts, nuts and welding rods. Wire rods are also used in the manufacture of coil springs, tension bars and tire cords in the automotive industry. The largest customers for our wire rods are manufacturers of wire ropes and fasteners.

Our deliveries of wire rods produced by us and directly sold to external customers amounted to 1,309 thousand tons in 2025, representing 4.5% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for wire rods of approximately 44% in 2025.

Silicon Steel Sheets

Silicon steel sheets are used mainly in the manufacture of power transformers and generators, rotating machines and electric motors.

Our deliveries of silicon steel sheets produced by us and directly sold to external customers amounted to 641 thousand tons in 2025, representing 2.2% of our total sales volume of principal steel products produced by us and directly sold to external customers.

We believe POSCO had a domestic market share for silicon steel sheets of approximately 71% in 2025.

Others

Other products include lower value-added semi-finished products such as pig iron, billets, blooms and slab.

Markets

Korea is our most important market. Domestic sales represented 38.3% of the Steel Segment’s total revenue in 2025. The Steel Segment’s export sales and overseas sales to customers abroad represented 61.7% of the Steel Segment’s total revenue in 2025. Our sales strategy has been to devote our production primarily to satisfy domestic demand, while seeking export sales to utilize capacity to the full extent and to expand our international market presence.

Domestic Market

We primarily sell in Korea higher value-added and other finished products to end-users and semi-finished products to other steel manufacturers for further processing. Local distribution companies and sales affiliates sell finished steel products to low-volume customers. We provide service technicians for large customers and distributors in each important product area.

The table below sets out our estimate of the market share of our steel products in Korea for the periods indicated based on sales volume.

	For the Year Ended December 31,
Source	2023	2024	2025
POSCO’s sales (1)	45.5%	46.0%	46.6%
Other domestic steel companies’ sales	28.2	28.4	30.4
Imports	26.3	25.6	23.0

Total	100.0%	100.0%	100.0%

(1)

POSCO’s sales volume includes steel products produced by POSCO (but not by our other subsidiaries) and sold through our consolidated sales subsidiaries as well as steel products produced by POSCO (but not by our other subsidiaries) and directly sold to external customers.

Exports

The Steel Segment’s export sales and overseas sales to customers abroad represented 61.7% of the Steel Segment’s total revenue in 2025, 52.5% of which was generated from exports sales and overseas sales to customers in Asian countries. The Steel Segment’s export sales and overseas sales to customers abroad in terms of such revenue decreased by 6.9% from Won 31,829 billion in 2024 to Won 29,627 billion in 2025.

The tables below set out our export sales and overseas sales to customers abroad in terms of revenue from steel products produced and sold by us (including our consolidated sales subsidiaries), by geographical market and by major product category for the periods indicated.

	For the Year Ended December 31,
	2023			2024			2025
Region	Billions of Won		%	Billions of Won		%	Billions of Won		%
Asia (other than China and Japan)	~~W~~	7,787	24.6%	~~W~~	7,382	23.2%	~~W~~	6,662	22.5%
China		6,859	21.7		6,576	20.7		5,642	19.0
Europe		4,099	12.9		4,638	14.6		4,399	14.8
Japan		3,345	10.6		3,578	11.2		3,246	11.0
North America		2,673	8.4		2,861	9.0		2,302	7.8
Middle East		57	0.2		3	0.0		0	0.0
Others		6,838	21.6		6,792	21.3		7,376	24.9

Total	~~W~~	31,658	100.0%	~~W~~	31,829	100.0%	~~W~~	29,627	100.0%

	For the Year Ended December 31,
	2023			2024			2025
Steel Products	Billions of Won		%	Billions of Won		%	Billions of Won		%
Cold rolled products	~~W~~	11,505	36.3%	~~W~~	12,177	38.3%	~~W~~	11,769	39.8%
Hot rolled products		6,305	19.9		6,061	19.1		5,679	19.2
Stainless steel products		6,055	19.1		5,827	18.3		5,479	18.5
Plates		3,374	10.7		3,191	10.0		1,991	6.7
Silicon steel sheets		1,066	3.4		1,316	4.1		1,343	4.5
Wire rods		879	2.8		834	2.6		722	2.4
Others		2,475	7.8		2,423	7.6		2,644	8.9

Total	~~W~~	31,658	100.0%	~~W~~	31,829	100.0%	~~W~~	29,627	100.0%

We distribute our export products mostly through Korean trading companies, including POSCO INTERNATIONAL, and our overseas sales subsidiaries. Our largest export market in 2025 was Asia (other than China and Japan), which accounted for 22.5% of our export revenue from steel products produced and sold by us. The principal products exported to Asia (other than China and Japan) were cold rolled products, including continuous galvanized products. Our exports to Asia (other than China and Japan) decreased by 9.8% from Won 7,382 billion in 2024 to Won 6,662 billion in 2025 primarily reflecting a general decline in demand from the region.

Our second largest export market in 2025 was China, which accounted for 19.0% of our export revenue from steel products produced and sold by us. The principal products exported to China were stainless steel products. Our exports to China decreased by 14.2% from Won 6,576 billion in 2024 to Won 5,642 billion in 2025 primarily due to a slowdown in economic activity in China.

Anti-Dumping, Safeguard and Countervailing Duty Proceedings

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and, from time to time, we are involved in trade remedy proceedings in various jurisdictions. We actively participate in such proceedings to minimize adverse effects and related risks. Although trade remedy actions and regulatory scrutiny have increased in recent years, such cases have historically been limited in scope relative to our overall global sales and operations. Through our trade affairs office, we continue to closely monitor developments in trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas and tariffs, in all major markets in which we operate, and seek to mitigate related risks by adjusting supply chains, production and export arrangements and, where necessary, defend our interests. However, there can be no assurance that free trade agreements between Korea and its major trading partners will remain unchanged, or that new or increased anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our products in the future. The occurrence of any such events, including those described below, may have a material adverse effect on our business, financial condition and results of operations.

In February 2025, the President of the United States removed certain country-specific exemptions, including those applicable to the Republic of Korea, reinstating a 25% tariff on steel imports and increasing tariffs on aluminum imports to 25%, effective March 2025. In June 2025, these tariffs were further increased from 25% to 50%. U.S. tariff policies remain subject to change, and tariffs applicable to Korean-origin products have fluctuated over time and may be increased or decreased in the future. Furthermore, other countries have implemented, and may continue to implement, retaliatory tariffs or other trade restrictions in response to U.S. trade actions. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment – Markets – Exports.”

While our direct exports to customers in the United States represent a limited portion of our total sales, such measures may materially affect our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States or other markets subject to similar trade measures. Increases in tariffs or other trade barriers applicable to products manufactured by our downstream customers may lead to higher prices, reduced competitiveness or lower end-market demand, which may in turn adversely affect demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. These retaliatory measures, along with the broader trend of unilateral trade actions, could trigger a cycle of trade disputes. Such political and economic tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Consequently, there can be no assurance that our proactive mitigation measures will be sufficient to offset the risks of evolving trade policies. If further tariffs are imposed on a broader range of our exports or our customers’ exports, or if further retaliatory trade measures are adopted by affected countries, we or our customers may be required to adjust pricing, modify supply or sourcing arrangements or incur additional costs, any of which may have a material adverse impact on our business, financial condition and results of operations.

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

Raw Materials

Steel Production

The principal raw materials used in producing steel through the basic oxygen steelmaking method are iron ore and coal. We import all of the coal and virtually all of the iron ore that we use. In

2025, POSCO imported approximately 49 million dry metric tons of iron ore and 24 million wet metric tons of coal. Iron ore is imported primarily from Australia, Brazil and Canada. Coal is imported primarily from Australia, Canada and the United States.

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

We also engage in exploration and production projects abroad to enhance our ability to meet the requirements for high-quality raw materials, by acquiring mining rights of raw materials or by investing in projects either as part of a consortium or through an acquisition of a minority interest. In 2025, we purchased approximately 37% of our iron ore imports and 25% of our coal imports from foreign mines in which we have made investments. Our major investments to procure supplies of coal, iron ore and nickel are primarily located in Australia, Canada, Brazil and New Caledonia. We will continue to selectively seek opportunities to enter into additional strategic relationships that would enhance our ability to meet the requirements for principal raw materials.

The average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) was US$120 in 2023, US$109 in 2024 and US$102 in 2025. The average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) was US$296 in 2023, US$240 in 2024 and US$188 in 2025. We currently do not depend on any single country or supplier for our coal or iron ore.

Stainless Steel Production

The principal raw materials for the production of stainless steel are ferronickel, ferrochrome and stainless steel scrap. We purchase a majority of our ferronickel primarily from suppliers in Korea that procure nickel ore from New Caledonia, and the remainder primarily from leading suppliers in Indonesia. Our primary suppliers of ferrochrome are located in South Africa, India and Kazakhstan. Our stainless steel scraps are primarily supplied by domestic and overseas suppliers in Japan and Southeast Asia. Revert scraps from the Pohang Steelworks and our overseas subsidiaries are also used for our stainless steel production. The average market price of nickel per ton on the London Metal Exchange was US$21,474 in 2023, US$16,812 in 2024 and US$15,160 in 2025.

Transportation

In order to meet our transportation needs for iron ore and coal, we have entered into long-term contracts with shipping companies. Such contracts are performed by a fleet of dedicated vessels on a consecutive voyage basis with fully loaded cargo for each voyage. These vessels under long-term contracts transported approximately 59% of the total requirements in 2025, and the remaining approximately 41% was transported by vessels sourced through short- to medium-term contracts, depending on market conditions. We plan to continue to optimize the fleet of dedicated vessels that we use in order to cope with changes in the global shipping environment, as well as upgrade some of the existing vessels with energy-saving and eco-friendly technologies.

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

China. We entered into an agreement with Shagang Group Co. to establish POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (“POSCO (Zhangjiagang)”), a joint venture company in China for the manufacture and sale of stainless cold rolled steel products. POSCO HOLDINGS INC. has an 82.5% interest in the joint venture (including 23.9% interest held by POSCO China Holding Corporation). POSCO (Zhangjiagang) commenced production of stainless cold rolled steel products in December 1998. In 2025, POSCO (Zhangjiagang) had an annual production capacity of 1,100 thousand tons of stainless steel products. We resolved to sell our equity interest in POSCO (Zhangjiagang) at the meeting of the board of directors held in July 2025. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — POSCO (Zhangjiagang).”

Indonesia. We entered into an agreement with PT. Krakatau Steel (Persero) Tbk. to establish PT. KRAKATAU POSCO Co., Ltd. (“PT. KRAKATAU POSCO”), a joint venture company in Indonesia for the manufacture and sale of plates and slabs. POSCO holds a 50.0% interest in the joint venture. We completed the construction of a steel manufacturing plant in December 2013. In 2025, PT.

KRAKATAU POSCO had an annual production capacity of 3,000 thousand tons of slabs, plates and hot rolled coils. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — PT. KRAKATAU POSCO.”

Vietnam. We established POSCO YAMATO VINA STEEL JOINT STOCK COMPANY (“POSCO YAMATO VINA” and formerly known as POSCO SS VINA JOINT STOCK COMPANY), a subsidiary engaged in the manufacture and sale of shape steel and steel reinforcement products. POSCO holds a 51.0% interest in POSCO YAMATO VINA, and the plant became operational in June 2015. In 2025, POSCO YAMATO VINA had an annual production capacity of 550 thousand tons of shape steel products. See “Item 4.D. Property, Plants and Equipment — Steel Production Facilities Abroad — POSCO YAMATO VINA.”

Competition

Domestic Market

POSCO is the largest fully integrated steel producer in Korea. In hot rolled products, where we believe POSCO had a domestic market share of approximately 54% in 2025, we face competition from Hyundai Steel Co., Ltd. and from various foreign producers, primarily from China and Japan. In cold rolled products and stainless steel products, where we believe POSCO had domestic market shares of approximately 54% and 52%, respectively, in 2025, we compete with Hyundai Steel Co., Ltd., smaller specialized domestic manufacturers and various foreign producers, primarily from China and Japan. For a discussion of domestic market shares, see “— Markets — Domestic Market.”

The Government has imposed provisional anti-dumping duties on certain thick steel plates and stainless-steel plates from China.

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

Various export markets currently impose tariffs on different types of steel products. Through pursuing direct investments in high-growth overseas markets and leveraging our overseas production subsidiaries, we seek to improve our ability to respond to country-specific trade regulations and market dynamics while reinforcing our global competitiveness.

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

The following table sets forth a breakdown of POSCO INTERNATIONAL’s total consolidated revenue by export sales, domestic sales and third-country trades for the periods indicated:

	For the Year Ended December 31,
Revenue Category	2023(1)			2024(1)					2025(1)
	(in billions of Won, except percentages)
Export trading revenue	~~W~~	12,462	37.8%	~~W~~	12,416	38.5%	~~W~~	11,580	35.8%
Domestic trading revenue		4,412	13.4		5,983	18.6		4,849	15.0
Third-country trades		26,269	79.6		24,611	76.3		26,191	81.0

Total revenue prior to consolidation adjustments		43,142	130.7		43,010	133.4		42,620	131.8

Consolidation adjustments		(10,136)	(30.7)		(10,761)	(33.4)		(10,279)	(31.8)

Total revenue	~~W~~	33,006	100.0%	~~W~~	32,249	100.0%	~~W~~	32,341	100.0%

(1)	Including revenue from the power generation business of POSCO Energy, which merged into POSCO INTERNATIONAL on January 1, 2023.

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

Natural Resources Development Activities. POSCO INTERNATIONAL also invests in energy and mineral development projects throughout the world. In particular, POSCO INTERNATIONAL holds a 51.0% interest in a gas field project in Myanmar, where production of gas commenced in July 2013. POSCO INTERNATIONAL recognized revenue of Won 615 billion in 2023, Won 605 billion in 2024 and Won 647 billion in 2025 from the Myanmar gas field project. Natural resources development projects, while entailing higher risks than the traditional trading business, offer higher potential returns. POSCO INTERNATIONAL intends to continue to expand its operations by carefully seeking out promising energy development projects abroad.

Power Generation Activities. POSCO INTERNATIONAL acquired the power generation business of POSCO Energy through its merger into POSCO INTERNATIONAL on January 1, 2023. POSCO INTERNATIONAL operates power generation facilities in Korea and Southeast Asia, including LNG combined cycle power plants. As of December 31, 2025, POSCO INTERNATIONAL’s total power generation capacity of its LNG combined cycle power plants was approximately 3,412 megawatts. As of such date, POSCO INTERNATIONAL’s total power generation capacity of its renewable solar energy facilities was approximately 15 megawatts and its onshore wind power energy facilities was approximately 63 megawatts.

POSCO INTERNATIONAL also operates an LNG receiving terminal with an aggregate capacity to process approximately 6.0 million tons of LNG annually in Gwangyang as of December 31, 2025. In addition, POSCO INTERNATIONAL participates in LNG trading, LNG tank rental services and LNG ship trial operations in order to achieve maximum operational efficiency of our LNG terminal.

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

Leveraging its technical know-how and track record of building some of the leading industrial complexes in Korea, POSCO E&C has also focused on diversifying its operations into construction of high-end apartment complexes and participating in a wider range of architectural works and civil engineering projects, as well as engaging in urban planning and development projects and expanding its operations abroad. In September 2015, we completed the sale of a 38.0% interest in POSCO E&C to Public Investment Fund (“PIF”), a sovereign wealth fund in Saudi Arabia, for US$1.05 billion. In connection with the sale, POSCO E&C and PIF agreed to jointly explore additional business opportunities in Saudi Arabia, including participating in various infrastructure projects sponsored by the Saudi Arabian government.

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

Competition. POSCO DX competes principally with system integration service providers in Korea that are affiliated with major domestic business groups, including Samsung SDS Co., Ltd., LG CNS Co., Ltd. and SK Inc. AX. POSCO FLOW competes principally with logistics service providers in Korea that are affiliated with major domestic business groups, including Hyundai Glovis Co., Ltd., Samsung SDS Co., Ltd. and LX Pantos Co., Ltd.

Rechargeable Battery Materials Segment

POSCO Future M

POSCO Future M manufactures cathode and anode materials, which are two of the main components of rechargeable batteries. POSCO Future M sells such materials primarily to Korea’s leading electric vehicle battery manufacturers such as LG Energy Solution, Ltd., Samsung SDI Co., Ltd. and SK On Co., Ltd., as well as to their joint ventures with global automotive manufacturers.

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

The following table sets forth a breakdown of POSCO Future M’s total consolidated revenue by major product categories for the periods indicated:

	For the Year Ended December 31,
Products	2023			2024			2025
	(in billions of Won, except percentages)
Energy materials (including battery materials)	~~W~~	3,362	70.6%	~~W~~	2,340	63.3%	~~W~~	1,574	53.6%
Quicklime and other chemical products		857	18.0		853	23.0		859	29.2
Refractories		541	11.4		507	13.7		505	17.2

Total revenue	~~W~~	4,760	100.0%	~~W~~	3,700	100.0%	~~W~~	2,938	100.0%

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

POSCO Argentina. In 2018, POSCO Argentina, a wholly owned subsidiary of POSCO HOLDINGS INC., acquired a salt lake located in Salta and Catamarca provinces of Argentina. In October 2024, POSCO Argentina completed stage one of its construction of a commercialization plant adjacent to the lake for the production of lithium hydroxide.

As of December 31, 2025, the construction schedule and related costs of the project were as follows:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2025
		(In billions of Won)
Construction of salt water lithium commercialization plant – stage two	October 2026	~~W~~	1,369	~~W~~	214

Upon completion of both stages, the commercialization plant is expected to have an annual production capacity of 25 thousand tons of lithium hydroxide and 23 thousand tons of lithium carbonate.

POSCO Pilbara Lithium Solution. In 2018, we acquired a 2.74% stake in PLS Group Limited (“PLS”) and secured off-taking of spodumene mineral from the Pilgangoora Project, which is located 120 kilometers from Port Hedland in Western Australia’s resource-rich Pilbara region. POSCO Pilbara Lithium Solution, a joint venture with PLS in which POSCO HOLDINGS INC. holds a 82% interest, completed construction of a commercialization plant in Yulchon industrial complex in Gwangyang for the production of lithium hydroxide in November 2024. The facility has a total annual capacity of 43 thousand tons of lithium hydroxide, comprising two plants with a capacity of 21.5 thousand tons each.

Others Segment

Our Others Segment includes POSCO HOLDINGS INC. and all other entities which fall below the reporting thresholds. POSCO HOLDINGS INC. actively explores diversification opportunities in promising business areas.

Insurance

We maintain property insurance for our property, plant and equipment that we believe to be consistent with market practice in Korea.

Government Regulations

Pursuant to the Monopoly Regulation and Fair Trade Act of Korea, we, as a non-financial holding company, are required to maintain the shareholding ratio of our subsidiaries above a certain threshold (i.e., 30% in case of a public company and 50% in case of a private company) and are also required to maintain our liabilities-to-equity ratio below 200%. In addition, we may not own the shares of any Korean companies that are not our affiliates in excess of 5% of the total outstanding shares of such company (except under certain exempted cases) nor control any Korean financial institutions or insurance companies. We are also required to annually report to the Korea Fair Trade Commission whether we have complied with such restrictive requirements. In the event we breach such obligations, we will be subject to criminal penalty.

Item 4.C. Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2025:

Name	Jurisdiction of Incorporation	Percentage of Ownership
POSCO	Korea	100.0%
POSCO INTERNATIONAL Corporation	Korea	73.0%
POSCO Eco & Challenge Co., Ltd	Korea	52.8%
POSCO DX Co., Ltd.	Korea	65.5%
POSCO Future M Co., Ltd.	Korea	58.2%
POSCO (Zhangjiagang) Stainless Steel Co., Ltd. (1)	China	82.5%

(1)

POSCO HOLDINGS INC. holds a 58.6% interest and POSCO-China holds a 23.9% interest. We resolved to sell our equity interest in POSCO (Zhangjiagang) Stainless Steel Co., Ltd. at the meeting of the board of directors held in July 2025.

Item 4.D.	Property, Plants and Equipment

Overview

Our consolidated subsidiaries operate various production facilities in Korea and abroad. See Note 14 to the Consolidated Financial Statements. We may increase our production capacity in the future when we increase our capacity as part of our facilities expansion or as a result of continued modernization and rationalization of our existing facilities. For a discussion of major items of our capital expenditures currently in progress, see “Item 5. Operating and Financial Review and Prospects — Item 5.B. Liquidity and Capital Resources — Liquidity — Capital Expenditures and Capital Expansion.”

We are vigorous in our efforts to engage in environmentally responsible management of, and to protect the environment from damage resulting from, our operations. We also establish and monitor decarbonization targets, focusing on energy efficiency and the reduction of key environmental emissions, while operating in compliance with applicable environmental laws and permit requirements. POSCO’s levels of pollution control are higher than those mandated by Government standards. POSCO utilizes pollution control facilities to minimize air emissions, outsource wastewater treatment to licensed contractors and conduct periodic and IoT-based monitoring of emission sources in accordance with regulatory standards. POSCO also established an online environmental monitoring system with real-time feedback on pollutant levels and a forecast system of pollutant concentration in surrounding areas. In addition, POSCO undergoes periodic environmental inspections by both internal and external inspectors in accordance with ISO 14001 standards to monitor execution and maintenance of its environmental management plan. POSCO also operates a certification program targeting its suppliers, pursuant to which they are encouraged to establish environmental management systems of their own.

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

Rechargeable Battery Materials Segment

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

Capacity Utilization Rates

The following table sets out the aggregate capacity utilization rates of Pohang Works and Gwangyang Works for the periods indicated.

	As of or for the Year Ended December 31,
	2023	2024	2025
Crude steel production capacity for the year (million tons per year)	40.68	40.46	39.81
Actual crude steel output (million tons)	35.68	35.05	34.54
Capacity utilization rate (%) (1)	87.7%	86.6%	86.8%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

Steel Production Facilities Abroad

PT. KRAKATAU POSCO

The following table sets out PT. KRAKATAU POSCO’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2023	2024	2025
Crude steel production capacity for the year (million tons per year)	3.00	2.97	2.95
Actual crude steel output (million tons)	3.01	2.98	2.93
Capacity utilization rate (%) (1)	100.5%	100.3%	99.4%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO (Zhangjiagang)

The following table sets out POSCO (Zhangjiagang)’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2023	2024	2025
Crude steel production capacity for the year (million tons per year)	1.10	1.10	1.10
Actual crude steel output (million tons)	0.84	0.77	0.72
Capacity utilization rate (%) (1)	76.3%	69.8%	65.7%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

POSCO YAMATO VINA

The following table sets out POSCO YAMATO VINA’s capacity utilization rates for the periods indicated.

	As of or for the Year Ended December 31,
	2023	2024	2025
Crude steel production capacity for the year (million tons per year)	0.55	0.55	0.55
Actual crude steel output (million tons)	0.42	0.49	0.45
Capacity utilization rate (%) (1)	75.5%	88.2%	81.8%

(1)	Calculated by dividing actual crude steel output by the actual crude steel production capacity for the relevant period as determined by us.

Item 4A. Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.  Operating and Financial Review and Prospects

Item 5.A.  Operating Results

The following discussion and analysis is based on our Consolidated Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. Unless otherwise noted, the amounts included in Item 5.A. are presented on a consolidated basis.

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

We have six reportable segments as follows:

•	Steel Segment. Our Steel Segment includes the production and sale of steel products.

•	Infrastructure Business. Our Infrastructure Business includes our businesses related to provision of infrastructure and related services. Such business is divided into three segments as follows:

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

•

Rechargeable Battery Materials Segment. Our Rechargeable Battery Materials Segment includes (i) the manufacturing and sale of various energy-related and other industrial materials by POSCO Future M, including cathode and anode materials for rechargeable batteries and (ii) investments made by us in production projects relating to other materials such as lithium.

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

Factors Affecting Our Results of Operations and Financial Condition

One of the major factors contributing to our historical performance has been the growth of the Korean economy, and our future performance will depend at least in part on Korea’s general economic growth and prospects. For a description of recent developments that have had and may continue to have an adverse effect on our results of operations and financial condition, see “Item 3. Key Information — Item 3.D. Risk Factors — Korea and the rest of Asia are our most important markets, and our current business and future growth could be materially and adversely affected if economic conditions in the region deteriorate.” A number of other factors have had or are expected to have a material impact on our results of operations, financial condition and capital expenditures. These factors include:

•	our sales volume, unit prices and product mix for steel products;

•	costs and production efficiency; and

•	exchange rate fluctuations.

As a result of these factors, our financial results in the past may not be indicative of future results or trends in those results.

Sales Volume, Unit Prices and Product Mix for Steel Products

In recent years, our net sales have been affected by the following factors relating to our steel business:

•	the demand for our products in the Korean market and our capacity to meet that demand;

•	our ability to compete for sales in the export market, including due to tariffs imposed on our export products;

•	price levels; and

•	our ability to improve our product mix.

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

In 2025, the unit sales price in Won for each of our principal product lines of steel products decreased compared to 2024 primarily due to continued weakness in global economic conditions. The weighted average unit price for our principal product lines of steel products decreased by 4.8% from 2024 to 2025, the impact of which was offset in part by the depreciation in the average value of the Won against the U.S. dollar in 2025 compared to 2024 that increased our export prices in Won terms. The Market Average Exchange Rate depreciated from an average of Won 1,364.0 to US$1.00 in 2024 to an average of Won 1,422.2 to US$1.00 in 2025.

The unit sales price of hot rolled products, which accounted for 33.1% of total sales volume of such products, decreased by 8.1% in 2025 compared to 2024. The unit sales price of silicon steel sheets, which accounted for 2.2% of total sales volume of such products, decreased by 4.6% in 2025 compared to 2024. The unit sales price of cold rolled products, which accounted for 36.4% of total sales volume of such products, decreased by 4.1% in 2025 compared to 2024. The unit sales price of plates, which accounted for 15.6% of total sales volume of our principal steel products, decreased by 3.2% in 2025 compared to 2024. The unit sales price of stainless steel products, which accounted for 8.2% of total sales volume of such products, decreased by 1.0% in 2025 compared to 2024. The unit sales price of wire rods, which accounted for 4.5% of total sales volume of such products, decreased by 0.6% in 2025 compared to 2024.

The table below sets out the average unit sales prices for our semi-finished and finished steel products produced by us and directly sold to external customers for the periods indicated.

	For the Year Ended December 31,
Products	2023		2024		2025
	(In thousands of Won per ton)
Cold rolled products	~~W~~	1,218	~~W~~	1,180	~~W~~	1,132
Hot rolled products		935		900		827
Stainless steel products		3,192		2,985		2,955
Plates		1,056		953		922
Wire rods		1,112		1,098		1,091
Silicon steel sheets		2,030		1,848		1,764

Average (1)	~~W~~	1,273	~~W~~	1,218	~~W~~	1,159

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

	For the Year Ended December 31,
	2023	2024	2025
	(Percentage of revenue)
Cost of sales	91.7%	92.5%	92.6%
Selling and administrative expenses	3.7	4.4	4.8
Gross profit margin (1)	8.3	7.5	7.4
Operating profit margin (2)	3.6	2.0	2.1

(1)	Ratio of gross profit to revenue.

(2)	Ratio of operating profit to revenue.

We are closely monitoring changes in market conditions and we implemented the following measures in recent years to improve our profit margins:

•	pursuing cost reduction through enhancing product designs, improving productivity and reducing fixed costs;

•	focusing on marketing activities to increase the sales of higher margin, higher value-added products and to strengthen our domestic market position;

•	pursuing synergies among member companies of the POSCO Group through corporate restructurings; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.

Production capacity represents our maximum production capacity that can be achieved with an optimal level of operations of our facilities. The table below sets out certain information regarding our production capacity and efficiency in the production of steel products for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
Crude steel production capacity (million tons per year)	45.3	45.1	44.5
POSCO	40.7	40.5	39.8
PT. KRAKATAU POSCO	3.0	3.0	3.0
POSCO (Zhangjiagang)	1.1	1.1	1.1
POSCO YAMATO VINA	0.6	0.6	0.6
Actual crude steel output (million tons)	39.9	39.3	38.6
POSCO	35.7	35.0	34.5
PT. KRAKATAU POSCO	3.0	3.0	2.9
POSCO (Zhangjiagang)	0.8	0.8	0.7
POSCO YAMATO VINA	0.4	0.5	0.5
Capacity utilization rate (%)	88.1%	87.1%	87.0%
POSCO	87.7%	86.6%	86.8%
PT. KRAKATAU POSCO	100.5%	100.3%	99.4%
POSCO (Zhangjiagang)	76.3%	69.8%	65.7%
POSCO YAMATO VINA	75.5%	88.2%	81.8%

Exchange Rate Fluctuations

Our consolidated financial statements are prepared from our local currency denominated financial results, assets and liabilities and our subsidiaries around the world, which are then translated into Won. A substantial proportion of our consolidated financial results is accounted for in currencies other than the Won. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies. In 2025, 61.7% of the Steel Segment’s total revenue was in overseas markets outside of Korea. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies. Since the currency in which sales are recognized may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes:

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

Explanatory Note Regarding Presentation of Certain Financial Information under K-IFRS

In addition to preparing consolidated financial statements in accordance with IFRS as issued by the IASB included in this Annual Report on Form 20-F, we also prepare consolidated financial statements in accordance with K-IFRS as adopted by the Korea Accounting Standards Board, which we are required to file with the Financial Services Commission and the Korea Exchange under the FSCMA.

K-IFRS differs in certain respects from IFRS as issued by the IASB in the presentation of operating profit. In addition, under K-IFRS, revenue from the development and sale of real estate is recognized using the percentage of completion method. However, under IFRS as issued by the IASB, revenue from the development and sale of certain real estate is recognized when an individual unit of residential real estate is delivered to the buyer. As a result, our consolidated statements of comprehensive income and our consolidated statements of financial position prepared in accordance with IFRS as issued by the IASB included in this Annual Report on Form 20-F differ from our consolidated statements of comprehensive income and consolidated statements of financial position prepared in accordance with K-IFRS.

The table below sets forth a reconciliation of our operating profit and profit as presented in our consolidated statements of comprehensive income prepared in accordance with IFRS as issued by the IASB for each of the years ended December 31, 2023, 2024 and 2025 to our operating profit and profit in our consolidated statements of comprehensive income prepared in accordance with K-IFRS, for each of the corresponding years, taking into account such differences:

	For the Year Ended December 31,
	2023		2024		2025
	(In billions of Won)
Operating profit under IFRS as issued by the IASB	~~W~~	2,738	~~W~~	1,452	~~W~~	1,477
Additions:
Other bad debt expenses		291		69		53
Loss on disposals of assets held for sale		103		34		13
Loss on disposals of investments in subsidiaries, associates and joint ventures		18		73		13
Loss on disposals of property, plant and equipment		126		85		90
Impairment loss on property, plant and equipment		276		608		136
Impairment loss on intangible assets		130		48		52
Loss on valuation of firm commitment		47		40		28
Idle tangible asset expenses		4		3		6
Increase to provisions		38		85		56
Donations		67		75		90
Miscellaneous expenses and others		94		63		91

Total		1,196		1,184		627

Deductions:
Recovery of allowance for other bad debt expenses		(8)		(18)		(19)
Gain on disposals of assets held for sale		(1)		(5)		(54)
Gain on disposals of investment in subsidiaries, associates and joint ventures		(197)		(14)		(47)
Gain on disposals of property, plant and equipment		(9)		(27)		(16)
Gain on valuation of firm commitment		(11)		(47)		(42)
Reversal of other provisions		(9)		(16)		(8)
Gain on insurance claim		(13)		(158)		(20)
Gain on bargain purchases		(41)		—		—
Gain on disposal of emission rights		(26)		(0)		(0)
Miscellaneous income and others		(86)		(103)		(100)

Total		(402)		(387)		(306)

Revenue recognition related to development and sale of real estate		71		(771)		108
Cost of sales recognition related to development and sale of real estate		(71)		696		(79)

Operating profit under K-IFRS	~~W~~	3,531	~~W~~	2,174	~~W~~	1,827

Profit under IFRS as issued by the IASB	~~W~~	1,846	~~W~~	1,005	~~W~~	527
Adjustments related to development and sale of real estate:
Revenue		71		(771)		108
Cost of sales		(71)		696		(79)
Others (1)		—		—		(62)
Income tax expense		0		17		10

Profit under K-IFRS	~~W~~	1,846	~~W~~	948	~~W~~	504

(1)

Following a notification of a final administrative penalty in March 2026 in relation to the STS No. 4 steelmaking plant incident, we adjusted previously recognized provisions and related accounts accordingly.

Operating Results – 2024 Compared to 2025

The following table presents our consolidated statement of comprehensive income information and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Revenue	~~W~~	73,459	~~W~~	68,987	~~W~~	(4,472)	(6.1)
Cost of sales		67,971		63,850		(4,121)	(6.1)

Gross profit		5,488		5,137		(351)	(6.4)
Selling and administrative expenses:
Other administrative expenses		3,004		3,094		90	3.0
Selling expenses		235		244		9	4.0
Other operating income and expenses:
Other operating income		387		306		(81)	(21.1)
Other operating expenses		1,184		627		(557)	(47.1)

Operating profit		1,452		1,477		25	1.8
Share of profit (loss) of equity-accounted investees, net		(256)		350		606	N.A. (1)
Finance income		5,212		3,222		(1,990)	(38.2)
Finance costs		5,081		3,910		(1,171)	(23.0)

Profit before income taxes		1,326		1,139		(187)	(14.1)
Income tax expense		321		612		291	90.7

Profit		1,005		527		(478)	(47.6)
Profit attributable to owners of the controlling company		1,125		691		(434)	(38.6)
Profit attributable to non-controlling interests		(120)		(164)		(44)	36.3

(2)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	~~W~~	39,104	~~W~~	37,285	~~W~~	(1,819)	(4.7)
Internal revenue		23,097		22,114		(983)	(4.3)

Sub-total		62,201		59,399		(2,802)	(4.5)

Infrastructure Business — Trading Segment
External revenue		22,804		23,744		940	4.1
Internal revenue		20,099		18,477		(1,622)	(8.1)

Sub-total		42,903		42,221		(682)	(1.6)

Infrastructure Business — Construction Segment
External revenue		7,473		5,615		(1,858)	(24.9)
Internal revenue		2,357		1,613		(744)	(31.6)

Sub-total		9,830		7,228		(2,602)	(26.5)

Infrastructure Business — Logistics and Others Segment
External revenue		422		309		(113)	(26.8)
Internal revenue		3,717		3,246		(471)	(12.7)

Sub-total		4,139		3,554		(585)	(14.1)

Rechargeable Battery Materials Segment
External revenue		2,813		2,096		(717)	(25.5)
Internal revenue		1,017		1,242		225	22.1

Sub-total		3,830		3,338		(492)	(12.8)

Others Segment:
External revenue		73		45		(28)	(37.7)
Internal revenue		2,038		1,455		(583)	(28.6)

Sub-total		2,111		1,500		(611)	(28.9)

Total revenue prior to consolidation adjustments		125,014		117,241		(7,773)	(6.2)

Consolidation adjustments		(52,326)		(48,146)		4,180	(8.0)

Basis difference adjustments (1)		771		(108)		(879)	N.A. (2)

Revenue	~~W~~	73,459	~~W~~	68,987		(4,472)	(6.1)

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

Our revenue decreased by 6.1%, or Won 4,472 billion, from Won 73,459 billion in 2024 to Won 68,987 billion in 2025 due to decreases in external revenues of most of our segments, particularly external revenues of the Steel Segment, the Construction Segment of the Infrastructure Business and the Rechargeable Battery Materials Segment, the impact of which was offset in small part by an increase in external revenue of the Trading Segment of the Infrastructure Business. Specifically:

Steel Segment. External revenue from the Steel Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 4.7%, or Won 1,819 billion, from Won 39,104 billion in 2024 to Won 37,285 billion in 2025 due to decreases in the average unit sales price per ton of our principal steel products and the sales volume of our principal steel products. The weighted average unit sales price per ton of the principal steel products produced by us and directly sold to external customers decreased by 4.8% from Won 1,217,705 per ton in 2024 to Won 1,159,315 per ton in 2025 primarily due to continued weakness in global economic conditions, which impact was offset in part by depreciation of the Won against the U.S. dollar in 2025 that increased our export prices in Won terms during 2025. The overall sales volume of our principal steel products decreased by 0.7%, from 29.2 million tons in 2024 to 28.9 million tons in 2025. Such factors were principally attributable to the following:

•

The unit sales price in Won of each of our principal product lines decreased from 2024 to 2025. The unit sales prices in Won of hot rolled products, silicon steel sheets, cold rolled products, plates, stainless steel products and wire rods decreased by 8.1%, 4.6%, 4.1%, 3.2%, 1.0% and 0.6%, respectively, from 2024 to 2025. For a discussion of changes in the unit sales prices of each of our principal product lines, see “— Overview — Sales Volume, Unit Prices and Product Mix” above.

•

The sales volume of wire rods, stainless steel products and plates decreased by 14.2%, 5.7% and 3.7%, respectively, from 2024 to 2025. On the other hand, the sales volume of silicon steel sheets, cold rolled products and hot rolled products increased by 2.2%, 1.9% and 1.2%, respectively, from 2024 to 2025. For a discussion of changes in the sales volume of each of our principal product lines, see “Item 4.B. Business Overview — Steel Segment — Major Products.”

Total revenue from the Steel Segment, which includes internal revenue from inter-company transactions, decreased by 4.5%, or Won 2,802 billion, from Won 62,201 billion in 2024 to Won 59,399 billion in 2025 as internal revenue from inter-company transactions decreased by 4.3%, or Won 983 billion, from Won 23,097 billion in 2024 to Won 22,114 billion in 2025 primarily due to a decrease in the sale prices of steel products sold through trading subsidiaries.

Trading Segment of the Infrastructure Business. External revenue from the Trading Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, increased by 4.1%, or Won 940 billion, from Won 22,804 billion in 2024 to Won 23,744 billion in 2025 primarily due to increases in sales volume of steel products traded by POSCO INTERNATIONAL and the trading volume of non-steel products traded by POSCO INTERNATIONAL as well as the depreciation of the Won against the U.S. dollar in 2025 that increased our export prices in Won terms during 2025, the aggregate impact of which was offset in part by decreases in the prices of steel products traded by POSCO INTERNATIONAL.

Total revenue from the Trading Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 1.6%, or Won 682 billion, from Won 42,903 billion in 2024 to Won 42,221 billion in 2025 as internal revenue from inter-company transactions decreased by 8.1%, or Won 1,622 billion, from Won 20,099 billion in 2024 to Won 18,477 billion in 2025 primarily due to decreases in the volume of steel products traded as inter-company transactions.

Construction Segment of the Infrastructure Business. External revenue from the Construction Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation and basis difference adjustments, decreased by 24.9%, or Won 1,858 billion, from Won 7,473 billion in 2024 to Won 5,615 billion in 2025 primarily due to decreases in external revenues from plant construction projects and infrastructure projects.

Total revenue from the Construction Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 26.5%, or Won 2,602 billion, from Won 9,830 billion in 2024 to Won 7,228 billion in 2025 as internal revenue from inter-company transactions decreased by 31.6%, or Won 744 billion, from Won 2,357 billion in 2024 to Won 1,613 billion in 2025 primarily due to decreases in the construction activities for member companies of the POSCO Group from 2024 to 2025.

Logistics and Others Segment of the Infrastructure Business. External revenue from the Logistics and Others Segment of the Infrastructure Business, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 26.8%, or Won 113 billion, from Won 422 billion in 2024 to Won 309 billion in 2025, primarily due to a decrease in revenue from automation of logistical operation services provided by POSCO DX to its external customers following general slowdowns in economic activity.

Total revenue from the Logistics and Others Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, decreased by 14.1%, or Won 585 billion, from Won 4,139 billion in 2024 to Won 3,554 billion in 2025 as internal revenue from inter-company transactions decreased by 12.7%, or Won 471 billion, from Won 3,717 billion in 2024 to Won 3,246 billion in 2025 primarily due to a decrease in logistics services following reduced capital expenditures from members companies of the POSCO group.

Rechargeable Battery Materials Segment. External revenue from the Rechargeable Battery Materials Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 25.5%, or Won 717 billion, from Won 2,813 billion in 2024 to Won 2,096 billion in 2025, primarily due to a decrease in sales of cathode and anode materials used, among others, in the production of electric batteries following a decrease in demand for electric vehicles.

Total revenue from the Rechargeable Battery Materials Segment, which includes internal revenue from inter-company transactions, decreased by 12.8%, or Won 492 billion, from Won 3,830 billion in 2024 to Won 3,338 billion in 2025 while internal revenue from inter-company transactions increased by 22.1%, or Won 225 billion, from Won 1,017 billion in 2024 to Won 1,242 billion in 2025 primarily due to increased internal sales from member companies within the Rechargeable Battery Materials Segment to POSCO Future M.

Others Segment. External revenue from the Others Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 37.7%, or Won 28 billion, from Won 73 billion in 2024 to Won 45 billion in 2025, primarily due to a decrease in dividend income following disposals of certain of our investments.

Total revenue from the Others Segment, which includes internal revenue from inter-company transactions, decreased by 28.9%, or Won 611 billion, from Won 2,111 billion in 2024 to Won 1,500 billion in 2025 as internal revenue from inter-company transactions decreased by 28.6%, or Won 583 billion, from Won 2,038 billion in 2024 to Won 1,455 billion in 2025 primarily due to a decrease in dividend payments from our subsidiaries.

Cost of Sales

Our cost of sales decreased by 6.1%, or Won 4,121 billion, from Won 67,971 billion in 2024 to Won 63,850 billion in 2025 primarily due to decreases in the average prices in Won terms of some of our key raw materials for POSCO and a decrease in production volume of finished steel products sold by us, the impact of which was partially offset by depreciation of the Won against the U.S. dollar, which increased the price of our imported raw materials in Won terms. With respect to the principal raw materials for our steel products, the average market price of coal per wet metric ton (Premium Low Vol Coking Coal, FOB Australia Index announced by Platts) decreased from US$240 in 2024 to US$188 in 2025. In addition, the average market price of iron ore per dry metric ton (Iron Ore 62% Fe, CFR China Index announced by Platts) decreased from US$109 in 2024 to US$102 in 2025.

Gross Profit

Our gross profit decreased by 6.4%, or Won 351 billion, from Won 5,488 billion in 2024 to Won 5,137 billion in 2025 primarily due to (i) a decrease in dividend income and fund investment returns of the Others segment and (ii) a decrease in POSCO E&C’s participation in higher margin plant and infrastructure construction projects in 2025, which impact was partially offset by (iii) an increase in gross profit from POSCO reflecting cost reductions that outpaced the decrease in revenue. Our gross profit margin, which is gross profit as a percentage of revenue, decreased from 7.5% in 2024 to 7.4% in 2025.

Selling and Administrative Expenses

The following table presents a breakdown of our selling and administrative expenses and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Freight and custody expenses	~~W~~	35	~~W~~	31		(4)	(10.2)
Sales commissions		102		94		(8)	(7.9)
Sales promotion		10		11		1	8.5
Sales insurance premium		32		35		3	7.7
Contract cost		35		53		18	50.3
Others		21		21		(0)	(0.8)

Total selling expenses	~~W~~	235	~~W~~	245		10	4.0

Wages and salaries	~~W~~	1,212	~~W~~	1,324	~~W~~	112	9.2
Expenses related to post-employment benefits		136		101		(35)	(26.1)
Other employee benefits		300		305		5	1.6
Travel		48		55		7	15.3
Depreciation		174		177		3	2.1
Amortization		113		116		3	2.9
Taxes and public dues		95		100		5	5.2
Rental		45		38		(7)	(16.7)
Advertising		102		96		(6)	(6.6)
Research and development		208		195		(13)	(5.9)
Service fees		269		234		(35)	(12.8)
Bad debt expenses (reversal)		134		169		35	25.9
Others		169		184		15	9.7

Total other administrative expenses	~~W~~	3,004	~~W~~	3,094		90	3.0

Total selling and administrative expenses	~~W~~	3,239	~~W~~	3,339		100	3.1

(1)	N.A. means not applicable.

Our selling and administrative expenses increased by 3.1%, or Won 100 billion, from Won 3,239 billion in 2024 to Won 3,339 billion in 2025 primarily due to increases in wages and salaries and bad debt expenses, the impact of which was partially offset by decreases in expenses related to post-employment benefits and service fees. Such factors were principally attributable to the following:

•

Our wages and salaries increased by 9.2%, or Won 112 billion, from Won 1,212 billion in 2024 to Won 1,324 billion in 2025 primarily due to increased statutory severance payments at POSCO (Zhangjiagang).

•	Our bad debt expenses increased by 25.9%, or Won 35 billion, from Won 134 billion in 2024 to Won 169 billion in 2024 primarily due to an increase in non-performing receivables at POSCO E&C.

•

Our expenses related to post-employment benefits decreased by 26.1%, or Won 35 billion, from Won 136 billion in 2024 to Won 101 billion in 2025 primarily due to decreases in retirement benefit expenses following workforce reductions at POSCO MOBILITY SOLUTION in 2024.

•	Our service fees decreased by 12.8%, or Won 35 billion, from Won 269 billion in 2024 to Won 234 billion in 2025 primarily due to a decrease in service-related activities of POSCO INTERNATIONAL.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Recovery of allowance for other bad debt expenses	~~W~~	18	~~W~~	19	~~W~~	1	2.4
Gain on disposals of assets held for sale		5		54		49	1,018.4
Gain on disposals of investments in subsidiaries, associates and joint ventures		14		47		33	232.8
Gain on disposals of property, plant and equipment		27		16		(11)	(40.5)
Gain on valuation of firm commitment		47		42		(5)	(10.5)
Reversal of other provisions		16		8		(8)	(48.6)
Gain on insurance claim		158		20		(138)	(87.6)
Miscellaneous income		90		94		4	4.1
Others		13		6		(7)	(50.7)

Total other operating income	~~W~~	387	~~W~~	306		(81)	(21.1)

Our other operating income decreased by 21.1%, or Won 81 billion, from Won 387 billion in 2024 to Won 306 billion in 2025 primarily due to a decrease in gain on insurance claim, the impact of which was partially offset by increases in gain on disposals of assets held for sale and gain on disposals of investments in subsidiaries, associates and joint ventures. Such factors were principally attributable to the following:

•

Our gain on insurance claim decreased by 87.6%, or Won 138 billion, from Won 158 billion in 2024 to Won 20 billion in 2025 primarily due to significant insurance payments received in 2024 in relation to the flooding caused by Typhoon Hinnamnor at Pohang Works’ facilities in September 2022 compared to no such payments in 2025.

•

Our gain on disposals of assets held for sale increased significantly by 1,108.4%, or Won 49 billion, from Won 5 billion in 2024 to Won 54 billion in 2025 primarily due to gains on disposals related to the sale of POSCO Future M’s interest in P&O Chemical Co., Ltd in 2025.

•

Our gain on disposals of investments in subsidiaries, associates and joint ventures increased by 232.8%, or Won 33 billion, from Won 14 billion in 2024 to Won 47 billion in 2025 primarily due to gain on disposals of investment in POSCO (Suzhou) Steel Processing Center CO., LTD. in 2025.

The following table presents a breakdown of our other operating expenses and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Other bad debt expenses	~~W~~	69	~~W~~	53	~~W~~	(16)	(22.7)
Loss on disposals of assets held for sale		34		13		(21)	(61.4)
Loss on disposals of investments in subsidiaries, associates and joint ventures		73		13		(60)	(82.5)
Loss on disposals of property, plant and equipment		85		90		5	5.6
Impairment loss on property, plant and equipment		608		136		(472)	(77.7)
Impairment loss on intangible assets		48		52		4	7.6
Loss on valuation of firm commitment		40		28		(12)	(30.5)
Idle tangible asset expenses		3		6		3	81.1
Increase to provisions		85		56		(29)	(34.3)
Donations		75		90		15	20.2
Miscellaneous expenses		46		82		36	76.4
Others		18		8		(10)	(46.6)

Total other operating expenses	~~W~~	1,184	~~W~~	627		(557)	(47.1)

Our other operating expenses decreased by 47.1%, or Won 557 billion, from Won 1,184 billion in 2024 to Won 627 billion in 2025 primarily due to decreases in impairment loss on property, plant and equipment and loss on disposals of investments in subsidiaries, associates and joint ventures, the impact of which was partially offset by an increase in miscellaneous expenses. Such factors were principally attributable to the following:

•

Our impairment loss on property, plant and equipment decreased by 77.7%, or Won 472 billion, from Won 608 billion in 2024 to Won 136 billion in 2025. In 2024, such impairment loss primarily related to impairment losses on certain anode and cathode materials facilities that were in long-term idle status or that did not meet anticipated economic performance. In 2025, such impairment loss primarily related to suspensions of operations in certain of our facilities, such as Finex Plant no. 3.

•

Our loss on disposals of investments in subsidiaries, associate and joint ventures decreased by 82.5%, or Won 60 billion, from Won 73 billion in 2024 to Won 13 billion in 2025 primarily due to the disposal of POSCO International Power (PNG Lae) Ltd. in 2024.

•

Our miscellaneous expenses increased by 76.4%, or Won 36 billion, from Won 46 billion in 2024 to Won 82 billion in 2025 primarily due to administrative fines imposed on POSCO relating to facilities management and litigation-related costs incurred by POSCO INTERNATIONAL in connection with Peru Block 8.

Operating Profit

Due to the factors described above, our operating profit increased by 1.8%, or Won 25 billion, from Won 1,452 billion in 2024 to Won 1,477 billion in 2025. Our operating profit margin, which is operating profit as a percentage of revenue, increased from 2.0% in 2024 to 2.1% in 2025.

Share of Profit (Loss) of Equity-Accounted Investees

We recorded share of loss of equity-accounted investees (net) of Won 256 billion in 2024 and share of profit of equity-accounted investees (net) of Won 350 billion in 2025.

In 2024, we recognized a net loss from our proportionate share of equity-accounted investees of Won 256 billion primarily due to our share of losses of Won 266 billion from NCR LLC, Won 117 billion from Zhejiang Huayou-POSCO ESM Co., Ltd., Won 62 billion from SNNC and Won 49 billion from HBIS-POSCO Automotive Steel Co., Ltd., the aggregate impact of which was partially offset by our share of profit of Won 203 billion from Roy Hill Holdings Pty Ltd. See Note 11 to the Consolidated Financial Statements.

In 2025, we recognized a net profit from our proportionate share of equity-accounted investees of Won 350 billion primarily due to our share of profits of Won 161 billion from Roy Hill Holdings Pty Ltd., Won 95 billion from AMCI (WA) PTY LTD., Won 57 billion from South-East Asia Gas Pipeline Company Ltd. and Won 43 billion from POSCO-NPS Niobium LLC, the aggregate impact of which was partially offset by our share of loss of Won 48 billion from HBIS-POSCO Automotive Steel Co., Ltd.. See Note 11 to the Consolidated Financial Statements.

Finance Income and Finance Costs

The following table presents a breakdown of our finance income and costs and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Interest income	~~W~~	577	~~W~~	533	~~W~~	(44)	(7.5)
Dividend income		77		38		(39)	(50.5)
Gain on foreign currency transactions		1,420		1,340		(80)	(5.6)
Gain on foreign currency translations		1,188		723		(465)	(39.1)
Gain on derivatives transactions		438		299		(139)	(31.8)
Gain on valuations of derivatives		899		149		(750)	(83.4)
Gain on disposals of financial assets at fair value through profit or loss		165		58		(107)	(64.5)
Gain on valuations of financial assets at fair value through profit or loss		201		74		(127)	(63.0)
Gain on valuations of financial liabilities at fair value through profit or loss		239		—		(239)	(100.0)
Others		9		8		(1)	(16.9)

Total finance income	~~W~~	5,212	~~W~~	3,222		(1,990)	(38.2)

Interest expenses	~~W~~	1,052	~~W~~	1,091	~~W~~	39	3.8
Loss on foreign currency transactions		1,448		1,354		(94)	(6.5)
Loss on foreign currency translations		1,900		708		(1,192)	(62.8)
Loss on derivatives transactions		318		435		117	37.0
Loss on valuations of derivatives		109		69		(40)	(36.1)
Loss on disposal of trade accounts and notes receivable		83		73		(10)	(11.1)
Loss on disposals of financial assets at fair value through profit or loss		28		7		(21)	(74.4)
Loss on valuations of financial assets at fair value through profit or loss		81		132		51	63.3
Loss on valuations of financial liabilities at fair value through profit or loss		—		1		1	N.A. (1)
Others		63		39		(24)	(38.7)

Total finance costs	~~W~~	5,081	~~W~~	3,910		(1,171)	(23.0)

(1)	N.A. means not applicable.

We recognized net loss on foreign currency translations of Won 713 billion in 2024 compared to net gain on foreign currency translations of Won 15 billion in 2025, as the Won depreciated against the U.S. dollar at year-end in 2024 but appreciated at year-end in 2025. In terms of the Market Average Exchange Rate, the Won depreciated against the U.S. dollar from Won 1,289.4 to US$1.00 as of December 31, 2023 to Won 1,470.0 to US$1.00 as of December 31, 2024, but appreciated to Won 1,434.9 to US$1.00 as of December 31, 2025. In addition, our net loss on foreign currency transactions decreased by 49.4%, or Won 14 billion, from Won 28 billion in 2024 to Won 14 billion, as the average value of the Won against the U.S. dollar depreciated in 2024 and further depreciated (to a greater extent) in 2025. The Market Average Exchange Rate, which was Won 1,305.4 to US$1.00 as of December 31, 2023, depreciated during 2024 to an average of Won 1,364.0 to US$1.00 in 2024 and further depreciated during 2025 to an average of Won 1,422.2 to US$1.00 in 2024. Against such fluctuations, our net gain on valuations of derivatives decreased by 89.9%, or Won 710 billion, from Won 790 billion in 2024 to Won 80 billion in 2025, and we recognized net gain on derivatives transactions of Won 120 billion in 2024 compared to net loss on derivatives transactions of Won 137 billion in 2025.

We recognized net gain on valuations of financial assets at fair value through profit or loss of Won 121 billion in 2024 compared to net loss on valuations of financial assets at fair value through profit or loss of Won 57 billion in 2025. In 2024, we recognized such net gain primarily due to primarily due to the yields on our financial products exceeding market interest rates. In 2025, we recognized such net loss primarily due to the general decrease in interest rates in Korea in 2025.

We recognized net gain on valuations of financial liabilities at fair value through profit or loss of Won 239 billion in 2024 compared to net loss on valuations of financial liabilities at fair value through profit or loss of Won 1 billion in 2025. In 2024, we recognized a net gain as the market price of our shares into which exchangeable bonds we had issued decreased, which in turn resulted in a gain on valuation of financial liabilities. The net gain also included the effect of the early redemption of the exchangeable bonds. In 2025, we did not recognize a material gain on loss on valuation of financial liabilities at fair value through profit or loss as a result of the early redemption of exchangeable bonds in 2024.

Our interest income decreased by 7.5%, or Won 44 billion, from Won 577 billion in 2024 to Won 533 billion in 2025 primarily due to a general decrease in interest rates in Korea, which impact was partially offset by an increase in our average balance of interest-earning financial assets.

Our interest expenses increased by 3.8%, or Won 39 billion, from Won 1,052 billion in 2024 to Won 1,091 billion in 2025 primarily due to an increase in our average balance of interest-bearing liabilities.

Profit before Income Taxes

Due to the factors described above, our profit before income taxes decreased by 14.1%, or Won 187 billion, from Won 1,326 billion in 2024 to Won 1,139 billion in 2025.

The following table presents our profit and loss by segment, prior to adjusting for goodwill and corporate fair value adjustments, elimination of inter-segment losses (profits), income tax expense and basis difference, and changes therein for 2024 and 2025.

					Changes
	For the Year Ended December 31,				2024 versus 2025
	2024		2025		Amount		%
	(In billions of Won)
Steel Segment	~~W~~	691	~~W~~	1,152	~~W~~	461	66.6
Infrastructure Business — Trading Segment		537		563		26	4.8
Infrastructure Business — Construction Segment		(194)		(565)		(371)	191.0
Infrastructure Business — Logistics and Others Segment		104		61		(43)	(41.3)
Rechargeable Battery Materials Segment		(635)		(592)		43	(6.7)
Others Segment		1,596		507		(1,089)	(68.2)
Goodwill and corporate fair value adjustments		(65)		(66)		(1)	1.8
Elimination of inter-segment profit		(1,087)		(555)		532	(49.0)
Income tax expense(1)		304		602		298	98.4

Basis difference adjustments(2)		75		32		(43)	(57.3)

Profit before income taxes	~~W~~	1,326	~~W~~	1,139		(187)	(14.1)

(1)

Income tax expense presented herein reflects amounts determined under K-IFRS for purposes of segment profit measurement and may differ from income tax expense presented in the consolidated financial statements under IFRS.

(2)

Basis difference adjustments are related to the difference in recognizing revenue and expenses, including income tax expense, of the Construction Segment of the Infrastructure Business in connection with the development and sales of certain residential real estate and other items between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

Income Tax Expense

Our income tax expense increased by 90.7%, or Won 291 billion, from Won 321 billion in 2024 to Won 612 billion in 2025, primarily due to a significant increase in the effect of tax rate changes resulting from the amendment to Article 55 of the Korean Corporate Tax Act, which revised the corporate tax rate brackets and applicable rates. Our effective tax rate increased from 24.20% in 2024 to 53.74% in 2025. See Note 35 to the Consolidated Financial Statements.

Profit

Due to the factors described above, our profit decreased by 47.6%, or Won 478 billion, from Won 1,005 billion in 2024 to Won 527 billion in 2025. Our profit margin, which is profit as a percentage of revenue, decreased from 1.4% in 2024 to 0.8% in 2025.

Operating Results – 2023 Compared to 2024

The following table presents our consolidated statement of comprehensive income information and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount	%
	(In billions of Won)
Revenue	~~W~~	77,057	~~W~~	73,459	~~W~~ (3,597)	(4.7)
Cost of sales		70,639		67,971	(2,668)	(3.8)

Gross profit		6,417		5,488	(929)	(14.5)
Selling and administrative expenses:
Other administrative expenses(1)		2,652		3,004	353	13.3
Selling expenses		234		235	1	0.6
Other operating income and expenses:
Other operating income(2)		402		387	(15)	(3.7)
Other operating expenses(3)		1,196		1,184	(12)	(1.0)

Operating profit		2,738		1,452	(1,286)	(47.0)
Share of profit (loss) of equity-accounted investees, net		270		(256)	(526)	N.A. (4)
Finance income		3,831		5,212	1,381	36.0
Finance costs		4,203		5,081	878	20.9

Profit before income taxes		2,635		1,326	(1,309)	(49.7)
Income tax expense		789		321	(468)	(59.3)

Profit		1,846		1,005	(841)	(45.6)
Profit attributable to owners of the controlling company		1,698		1,125	(573)	(33.7)
Profit attributable to non-controlling interests		148		(120)	(268)	N.A. (4)

(1)	In 2023, includes reversal of impairment loss on trade accounts and notes receivable of Won 18 billion.

(2)	In 2023, includes recovery of allowance for other bad debt expenses of Won 8 billion.

(3)	In 2023, includes other bad debt expenses of Won 291 billion (including impairment loss on other receivables of Won 284 billion).

(4)	N.A. means not applicable.

Revenue

The following table presents our revenue by segment and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Steel Segment:
External revenue	~~W~~	40,393	~~W~~	39,104	~~W~~	(1,289)	(3.2)
Internal revenue		23,145		23,097		(49)	(0.2)

Sub-total		63,539		62,201		(1,338)	(2.1)

Infrastructure Business — Trading Segment
External revenue		24,034		22,804		(1,230)	(5.1)
Internal revenue		18,910		20,099		1,189	6.3

Sub-total		42,944		42,903		(40)	(0.1)

Infrastructure Business — Construction Segment
External revenue		8,301		7,473		(828)	(10.0)
Internal revenue		1,966		2,357		390	19.8

Sub-total		10,268		9,830		(438)	(4.3)

Infrastructure Business — Logistics and Others Segment
External revenue		471		422		(49)	(10.4)
Internal revenue		3,475		3,717		242	7.0

Sub-total		3,946		4,139		193	4.9

Rechargeable Battery Materials Segment
External revenue		3,816		2,813		(1,003)	(26.3)
Internal revenue		1,006		1,017		11	1.1

Sub-total		4,822		3,830		(992)	(20.6)

Others Segment:
External revenue		113		73		(40)	(35.2)
Internal revenue		1,450		2,038		589	40.6

Sub-total		1,562		2,111		549	35.1

Total revenue prior to consolidation adjustments		127,080		125,014		(2,066)	(1.6)

Consolidation adjustments		(49,953)		(52,326)		2,373	4.8
Basis difference adjustments(1)		(71)		771		842	N.A. (2)

Revenue	~~W~~	77,057	~~W~~	73,459		(3,597)	(4.7)

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

Our revenue decreased by 4.7%, or Won 3,597 billion, from Won 77,057 billion in 2023 to Won 73,459 billion in 2024 due to decreases in external revenues of each of our segments, particularly external revenues of the Steel Segment, the Trading Segment of the Infrastructure Business, the Rechargeable Battery Materials Segment and the Construction Segment of the Infrastructure Business. Specifically:

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

Total revenue from the Logistics and Others Segment of the Infrastructure Business, which includes internal revenue from inter-company transactions, increased by 4.9%, or Won 193 billion, from Won 3,946 billion in 2023 to Won 4,139 billion in 2024 as internal revenue from inter-company transactions increased by 7.0%, or Won 242 billion, from Won 3,475 billion in 2023 to Won 3,717 billion in 2024 primarily due to an increase in inter-company transactions as a result of the integration of the rechargeable battery related logistics activities.

Rechargeable Battery Materials Segment. External revenue from the Rechargeable Battery Materials Segment, which does not include internal revenue from inter-company transactions that are eliminated during consolidation, decreased by 26.3%, or Won 1,003 billion, from Won 3,816 billion in 2023 to Won 2,813 billion in 2024, primarily due to a decrease in sales of cathode and anode materials used, among others, in the production of electric batteries. Global demand for electric vehicles has decreased in recent years, which in turn decreased demand for cathode and anode materials from our key customers in 2024 compared to 2023.

Total revenue from the Rechargeable Battery Materials Segment, which includes internal revenue from inter-company transactions, decreased by 20.6%, or Won 992 billion, from Won 4,822 billion in 2023 to Won 3,830 billion in 2024 as internal revenue from inter-company transactions increased by 1.1%, or Won 11 billion, from Won 1,006 billion in 2023 to Won 1,017 billion in 2024 primarily due to an increase in POSCO Future M’s revenue from sales of scrap, refractory drying and repair services to member companies of the POSCO group from 2023 to 2024.

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

•	Our freight and custody expenses decreased by 37.8%, or Won 21 billion, from Won 56 billion in 2023 to Won 35 billion in 2024 primarily due to a general decrease in freight unit shipping prices.

Other Operating Income and Expenses

The following table presents a breakdown of our other operating income and changes therein for 2023 and 2024.

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Recovery of allowance for other bad debt expenses	~~W~~	8	~~W~~	18	~~W~~	10	136.6
Gain on disposals of investments in subsidiaries, associates and joint ventures		197		14		(183)	(92.8)
Gain on disposals of property, plant and equipment		9		27		17	182.7
Gain on valuation of firm commitment		11		47		35	308.0
Reversal of other provisions		9		16		7	84.6
Gain on insurance claim		13		158		144	1,101.1
Gain on bargain purchase		41		—		(41)	(100.0)
Gain on disposal of emission rights		26		0		(26)	(100.0)
Others		88		108		20	23.2

Total other operating income	~~W~~	402	~~W~~	387		(15)	(3.7)

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

					Changes
	For the Year Ended December 31,				2023 versus 2024
	2023		2024		Amount		%
	(In billions of Won)
Steel Segment	~~W~~	1,241	~~W~~	691	~~W~~	(550)	(44.3)
Infrastructure Business — Trading Segment		724		537		(187)	(25.9)
Infrastructure Business — Construction Segment		183		(194)		(378)	N.A. (1)
Infrastructure Business — Logistics and Others Segment		171		104		(67)	(39.2)
Rechargeable Battery Materials Segment		(236)		(635)		(399)	169.5
Others Segment		827		1,596		769	92.9
Goodwill and corporate fair value adjustments		172		(65)		(237)	N.A. (1)
Elimination of inter-segment profit		(1,238)		(1,087)		151	(12.2)
Income tax expense(1)		789		304		(486)	(61.5)

Basis difference adjustments(2)		0		75		75	27,483.1

Profit before income taxes	~~W~~	2,635	~~W~~	1,326		(1,309)	(49.7)

(1)

Income tax expense presented herein reflects amounts determined under K-IFRS for purposes of segment profit measurement and may differ from income tax expense presented in the consolidated financial statements under IFRS.

(2)

Basis difference adjustments are related to the difference in recognizing revenue and expenses, including income tax expense, of the Construction Segment of the Infrastructure Business in connection with the development and sales of certain residential real estate between the report reviewed by the chief executive officer and the consolidated financial statements. See Notes 3 and 40 to the Consolidated Financial Statements.

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

Item 5.B.  Liquidity and Capital Resources

The following table sets forth the summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	(In billions of Won)
Net cash provided by operating activities	~~W~~	6,168	~~W~~	6,664	~~W~~	4,572
Net cash used in investing activities		(7,388)		(4,487)		(6,687)
Net cash provided by (used in) financing activities		(179)		(2,302)		2,403
Effect of exchange rate fluctuation on cash held		17		222		(6)
Net increase (decrease) in cash and cash equivalents		(1,382)		97		282
Cash and cash equivalents at beginning of the period		8,053		6,671		6,768
Cash and cash equivalents at end of the period		6,671		6,768		7,050

Capital Requirements

Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of outstanding debt and payments of dividends. From time to time, we also use cash for repurchases of our shares as well as investments related to our diversification efforts.

Net cash used in investing activities was Won 7,388 billion in 2023, Won 4,487 billion in 2024 and Won 6,687 billion in 2025. Our cash outflows for acquisition of property, plant and equipment were Won 6,733 billion in 2023, Won 7,670 billion in 2024 and Won 5,665 billion in 2025. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 11.3 trillion in 2026, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions. We had net proceeds from disposal of short-term financial instruments of Won 344 billion in 2023, Won 3,667 billion in 2024 and Won 106 billion in 2025.

In our financing activities, we used cash of Won 4,461 billion in 2023, Won 7,533 billion in 2024 and Won 5,158 billion in 2025 for repayments of borrowings. We used cash of Won 815 billion in 2023, Won 844 billion in 2024 and Won 915 billion in 2025 for payments of cash dividends. In 2023, we also used Won 340 billion for repayment of hybrid bonds. In 2024, we used cash of Won 92 billion for acquisition of treasury shares. We did not acquire any treasury shares in 2023 or 2025.

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

Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including raw materials purchase obligations and long-term shipping service contracts, as well as issue guarantees for indebtedness of our related parties and others. For our contingent liabilities on outstanding guarantees provided by us, see Note 38 to the Consolidated Financial Statements. Our purchase obligations include supply contracts to purchase iron ore, coal, nickel, LNG and other raw materials. These contracts generally have terms of one to ten years and the long-term contracts provide for periodic price adjustments according to the market prices. As of December 31, 2025, 48 million tons of iron ore and 18 million tons of coal remained to be purchased under long-term contracts.

In addition, POSCO entered into an agreement with Tangguh LNG Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. In order to compensate for a decrease in purchase volume in 2023, POSCO has agreed to purchase 120 thousand tons of LNG after completion of such 20-year term, from September 2025 to December 2026. The purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs cleared Crude Price), subject to a ceiling.

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

Our net cash provided by operating activities decreased by 31.4%, or Won 2,092 billion, from Won 6,664 billion in 2024 to Won 4,572 billion in 2025. Our profit decreased from Won 1,005 billion in 2024 to Won 527 billion in 2025. In addition, we recorded cash inflow related to decrease in trade accounts and notes receivable of Won 1,354 billion in 2024 compared to cash outflow related to increase in trade accounts and notes receivable of Won 649 billion in 2025. Furthermore, our cash used for income tax payments increased from Won 554 billion in 2024 to Won 840 billion in 2025 and our cash generated from dividends received decreased from Won 745 billion in 2024 to Won 438 billion in 2025. Such impacts on our cash flows were partially offset by cash outflow related to other current liabilities of Won 1,020 billion in 2024 compared to cash inflow related to other current liabilities of Won 389 billion in 2025.

We had net proceeds from borrowings, after adjusting for repayments of borrowings, Won 3,356 billion in 2023, net repayment of borrowings, after adjusting for proceeds from borrowings, of Won 1,633 billion in 2024 and net proceeds from borrowings, after adjusting for repayments of borrowings, of Won 235 billion in 2025. We had net repayment of short-term borrowings, after adjusting for proceeds of short-term borrowings, of Won 2,524 billion in 2023, net repayment of short-term borrowings, after adjusting for proceeds from short-term borrowings, of Won 218 billion in 2024 and net proceeds from short-term borrowings, after adjusting for repayments of short-term borrowings, of Won 2,159 billion in 2025. Long-term borrowings, excluding current installments, were Won 15,011 billion as of December 31, 2023, Won 14,882 billion as of December 31, 2024 and Won 16,375 billion as of December 31, 2025. Total short-term borrowings and current installments of long-term borrowings were Won 10,959 billion as of December 31, 2023, Won 11,116 billion as of December 31, 2024 and Won 12,117 billion as of December 31, 2025.

We periodically increase our short-term borrowings and adjust our long-term borrowings depending on changes in our capital requirements. For the maturity profile of our borrowings, their currency denomination and interest rates, see Notes 17 and 23 to the Consolidated Financial Statements. We continually take into consideration various factors when meeting our financial requirements, including financial market conditions, specific funding needs at a given time, and hedging requirements to address our market risks such as exchange rate risk and interest rate risk. From time to time, we also generate cash from the sale of our treasury shares. Our net borrowings-to-equity ratio, which is calculated by deducting cash and cash equivalents from total borrowings and dividing the net amount by our total equity, was 32.38% as of December 31, 2023, 31.30% as of December 31, 2024 and 34.36% as of December 31, 2025.

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

Liquidity

We had working capital (current assets minus current liabilities) of Won 24,264 billion as of December 31, 2023, Won 21,324 billion as of December 31, 2024 and Won 20,514 billion as of December 31, 2025. Our holdings of cash and cash equivalents (which do not include cash and cash equivalents categorized under “assets held for sale”) were Won 6,671 billion as of December 31, 2023, Won 6,768 billion as of December 31, 2024 and Won 7,050 billion as of December 31, 2025. As of December 31, 2025, we held approximately 59% of such cash and cash equivalents denominated in Won and the remainder denominated in foreign currencies. Our holdings of other receivables (current assets) and other short-term financial assets were Won 13,351 billion as of December 31, 2023, Won 10,761 billion as of December 31, 2024 and Won 10,699 billion as of December 31, 2025. As of December 31, 2025, approximately 23% of our cash and cash equivalents, other receivables and other short-term financial assets were held outside of Korea, which we expect to use in our operations abroad, including capital expenditure activities. In the event that such assets are needed for our operations in Korea, such amounts are typically not restricted under local laws from being used in Korea. In addition, we believe that there are no material tax implications in the event our foreign subsidiaries elect to grant cash dividends to us. POSCO had total available credit lines of Won 3,000 billion as of December 31, 2025, Won 590 billion of which was used as of such date. We have not had, and do not believe that we will have, difficulty gaining access to short-term financing sufficient to meet our current requirements.

Our liquidity is affected by exchange rate fluctuations. See “— Overview — Exchange Rate Fluctuations.”

Capital Expenditures and Capacity Expansion

Our cash outflows for acquisition of property, plant and equipment were Won 6,733 billion in 2023, Won 7,670 billion in 2024 and Won 5,665 billion in 2025. We currently expect our cash outflows for acquisition of property, plant and equipment and investments in joint ventures and associates to be approximately Won 11.3 trillion in 2026, which we may adjust on an on-going basis subject to market demand for our products, the production outlook of the global steel industry and global economic conditions in general. We may delay or not implement some of our current capital expenditure plans based on our assessment of such market conditions.

Our current plan for capital investment in production facilities emphasizes capacity rationalization, increased production of higher value-added products, improvements in the efficiency of older facilities in order to reduce operating costs and construction and expansion of facilities related to our non-steel businesses. The following table sets out the major items of our capital expenditures as of December 31, 2025:

Project	Expected Completion Date	Total Cost of Project		Estimated Remaining Cost of Completion as of December 31, 2025
		(In billions of Won)
Restoration of Pohang Phase 3 coke ovens	February 2030	~~W~~	5,886	~~W~~	4,230
Construction of anode/cathode and lithium ore commercialization plant	July 2027		7,388		2,181
Construction of Gwangyang LNG terminal	May 2027		994		261

Item 5.C.  Research and Development, Patents and Licenses, Etc.

We maintain research and development programs to carry out basic research and applied technology development activities. As of December 31, 2025, POSCO Technical Research Laboratories, which engages in research and development efforts primarily in the areas of advanced steel manufacturing technologies, employed 628 personnel, including 432 researchers. As of December 31, 2025, our New Experience of Technology Hub, which focuses on research and development relating to (i) artificial intelligence, (ii) raw materials for rechargeable batteries and (iii) hydrogen and other environmentally-friendly energy solutions, employed 276 personnel, including 217 researchers.

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

Our research and development program has filed 48,713 industrial rights applications relating to steel-making technology, 10,155 of which were registered as of December 31, 2025, and has successfully applied many of these to the improvement of our manufacturing process. In addition, our research and development program has filed 2,885 industrial rights applications relating to electric vehicles and rechargeable battery materials technology, 1,684 of which were registered as of December 31, 2025.

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

Item 6.  Directors, Senior Management and Employees

Item 6.A.  Directors and Senior Management

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our board consists of four Inside Directors and seven Outside Directors and one Non-Standing Director. Our shareholders elect both the Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for Inside Directors and Non-Standing Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications, and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors (“Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Pursuant to the Korean Commercial Act and our articles of incorporation, any shareholder holding at least the statutory minimum percentage of our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

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

Inside Directors

As of March 31, 2026, our Inside Directors are as follows:

Name	Position	Responsibilities and Division	Years as Director	Age	Expiration of Term of Office
Chang, In Hwa	Chief Executive Officer and Representative Director	—	2	70	March 2027
Lee, Ju Tae	Representative Director and President	Head of Corporate Strategy Division	1	62	March 2027
Chung, Seok Mo	Senior Executive Vice President	Head of Business Strategy Division	—	59	March 2027
Kim, Ki Soo	Senior Executive Vice President	Head of POSCO N.EX.T Hub and Chief Technology Officer, POSCO Group	1	61	March 2027
Lee, Hee Geun	Non-Standing Director	Representative Director and President, POSCO	—	63	March 2027

Outside Directors

Each of our Outside Directors meets the applicable independence standards set forth under the rules of the FSCMA. As of March 31, 2026, our Outside Directors are as follows:

Name	Position	Principal Occupation	Years as Director	Age	Expiration of Term of Office
Yoo, Jin Nyoung	Chairperson	Chief Executive Officer, Angel 6+	4	68	March 2028
Yoo, Young Sook	Director	Former Minister, Ministry of Environment	5	70	March 2027
Kwon, Tae Kyun	Director	Former Korean Ambassador to the United Arab Emirates	5	70	March 2027
Sohn, Sung Kyu	Director	Emeritus Professor, Yonsei University School of Business	4	66	March 2028
Kim, Joongi	Director	Professor, Yonsei University Law School	3	60	March 2029
Park, Sung Wook	Director	Former Chair of the Board, National Academy of Engineering of Korea	2	68	March 2027
Kim, Jooyoun	Director	Outside Director, SK Innovation Co., Ltd.	—	58	March 2029

The term of office of the Outside Director elected in March 2026 is up to three years. Each Director’s term expires at the close of the ordinary general meeting of shareholders convened in respect of the fiscal year that is the last one to end during such Director’s tenure.

Senior Management

In addition to the Inside Directors who are also our executive officers, we have the following executive officers as of March 31, 2026:

Name	Position	Responsibility and Division	Age

Yoo, In Jong	Executive Officer	Head of POSCO Group Safety Innovation Task Force	66

Choi, Dong Yong	Executive Officer	Chief of Corporate Strategy Office	57

Lee, Sung Won	Executive Officer	Chief of Energy Materials Business Development Office	59

Oh, Hong Sub	Executive Officer	Chief of New Business & Investment Office	55

Kim, Seoung Jun	Executive Officer	Chief of Carbon Neutral Strategy Office	60

Son, Byeong Swu	Executive Officer	Chief of Strategic Energy Business office	54

Hong, Yoon Sik	Executive Officer	Chief of Steel Business Management Office	55

Lee, Jae Young	Executive Officer	Chief of Energy Materials Business Management Office	55

Oh, Young Dal	Executive Officer	Chief of Infrastructure Business Management Office	57

Kim, Seung Jun	Executive Officer	Head of Finance & IR Division	58

Kim, Young Kyu	Executive Officer	Chief of Finance Office	57

Han, Young Ah	Executive Officer	Chief of Investor Relations Office	54

Lee, Sung Wook	Executive Officer	Head of Corporate Compliance Division	61

Jang, Won Joon	Executive Officer	Chief of Corporate Audit Office	59

Yang, Weon Jun	Executive Officer	Head of Corporate Communications Division	60

Park, Do Eun	Executive Officer	Chief of Business Cooperation Office	50

Im, Sang Hyug	Executive Officer	Chief of Public Relations Office	57

Shin, Kun Chul	Executive Officer	Head of Corporate Management Division	59

Park, Byoung Jik	Executive Officer	Chief of Top Talents Management Office	57

Hong, Jin Sook	Executive Officer	Chief of Corporate Social Responsibility Office	55

Ji, Young Tae	Executive Officer	Head of POSCO Global Center Development Project Team	57

Cho, Min Young	Executive Officer	Chief of POSCO Group Technology Strategy Office	62

Lim, Chie Hyeon	Executive Officer	Chief of POSCO Group DX Strategy Office	39

Kim, Moo Sang	Executive Officer	Head of DX Technology Strategy Office	56

Yoon, Il Yong	Executive Officer	Head of AI & Robotics Convergence R&D Laboratories	49

Hong, Jeong Jin	Executive Officer	Head of Energy Materials R&D Laboratories	57

Park, Hyeon	Executive Officer	POSCO-Argentina, President	59

Kim, Kyeong Chan	Executive Officer	POSCO-America, President	57

Lee, Jae Wan	Executive Officer	POSCO-Europe, President	58

Lee, Won Chul	Executive Officer	POSCO-China, President	59

Shin, Hyeong Gu	Executive Officer	POSCO-Japan, President	58

La, Seung Min	Executive Officer	POSCO-Europe, Vice President, Head of Steel Business Office	52

Item 6.B.  Compensation

Compensation of Directors and Officers

Salaries and bonuses for Inside Directors and salaries for Outside Directors are paid in accordance with standards decided by the board of directors within the limitation of directors’ remuneration approved by the annual general meeting of shareholders. In addition, executive officers’ compensation is paid in accordance with standards decided by the board of directors. In 2025, the aggregate short-term benefits to our key management officers, which include directors (including non-standing Directors), executive officers and other officers who have significant influence and responsibilities in our business and operations, was Won 21.9 billion, and the aggregate retirement benefits to such persons was Won 6.4 billion.

Among those who received total annual compensation exceeding Won 500 million in 2025, the highest-paid five individuals were as follows:

Name	Position	Total Compensation in 2025
		(In millions of Won)

Chang, In Hwa	Chief Executive Officer and Representative Director	~~W~~	2,082

Lee, Ju Tae	Representative Director and President		1,076

Kim, Ki Soo	Senior Executive Vice President		1,036

Chun, Sung Lae	Senior Executive Vice President		941

Jeong, Ki Seop	Former Representative Director and President		933

Item 6.C.  Board Practices

ESG Committee

The ESG Committee is composed of three Outside Directors, Kim, Joongi; Yoo, Young Sook; and Kwon, Tae Kyun; and one Inside Director, Chung, Seok Mo. The ESG Committee oversees decisions with respect to our ESG policies, including policies related to environment, climate change, low carbon and governance. It also reviews operational matters of our board of directors and special committees, reviews plans related to safety and health, and manages and monitors ESG activities.

Director Candidate Recommendation Committee

The Director Candidate Recommendation Committee is composed of three Outside Directors, Sohn, Sung Kyu; Yoo, Jin Nyoung; and Kim, Joongi. The Director Candidate Recommendation Committee reviews the qualifications of potential candidates and proposes nominees to serve on our board of directors as an Outside Director. Any shareholder holding our outstanding shares with voting rights may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.

Evaluation and Compensation Committee

The Evaluation and Compensation Committee is composed of four Outside Directors, Yoo, Young Sook; Yoo, Jin Nyoung; Park, Sung Wook; and Kim, Jooyoun. The Evaluation and Compensation Committee’s primary responsibilities include establishing evaluation procedures and compensation plans for executive officers and taking necessary measures to execute such plans.

Finance Committee

The Finance Committee is composed of three Outside Directors; Kwon, Tae Kyun; Park, Sung Wook; and Kim, Jooyoun; and one Inside Director, Lee, Ju Tae. This committee is an operational committee that oversees decisions with respect to finance and operational matters, including making assessments with respect to potential capital investments and evaluating prospective capital-raising activities.

Audit Committee

Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Sarbanes-Oxley Act of 2002. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of three Outside Directors. Members of our Audit Committee are Park, Sung Wook; Sohn, Sung Kyu; and Kim, Joongi.

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

In addition, in connection with general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of shareholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.

CEO Candidate Pool Management Committee

The CEO Candidate Pool Management Committee is composed of all of our seven Outside Directors, Yoo, Jin Nyoung; Yoo, Young Sook; Kwon, Tae Kyun; Sohn, Sung Kyu; Kim, Joongi; Park, Sung Wook; and Kim, Jooyoun. The CEO Candidate Pool Management Committee reviews qualifications of the CEO candidates recommended by our board of directors and an executive search firm, approves candidate pooling outcomes and talent development program for prospective candidates and monitors the results of prospective candidate development program.

Item 6.D.  Employees

As of December 31, 2025, we had 42,873 employees, including 31,214 persons employed by our subsidiaries, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such year. Of the total number of employees, approximately 75% are technicians and skilled laborers and 25% are administrative staff. We use subcontractors for maintenance, cleaning and transport activities. We had 44,502 employees as of December 31, 2024 and 44,501 employees as of December 31, 2023, as reported to the Korea Fair Trade Commission pursuant to its guidelines for such years. Furthermore, in April 2026, we announced our plans to directly hire approximately 7,000 on-site employees of our partner companies who perform tasks directly related to our steel production processes at Pohang and Gwangyang Works, converting them into regular employees. The hiring is expected to be carried out on a phased basis in order to help ensure workplace safety, facilitate smooth integration into existing operations and comply with applicable legal procedures.

We have not experienced any material labor strikes or other material labor disputes in recent years, and we consider our current relations with our workforce to be satisfactory. Wages of our employees are among the highest of manufacturing companies in Korea. In addition to a base monthly wage, employees receive periodic bonuses and allowances. Base wages are determined annually following negotiations between the management and the majority labor union. A limited number of our employees are members of the Federation of Korean Metal Workers’ Trade Unions or the Korean

Metal Workers’ Union. In 2025, the Federation of Korean Metal Workers’ Trade Unions conducted negotiations regarding the terms of employment with the management.

In accordance with the National Pension Act of Korea, we contribute an amount equal to 4.5% of an employee’s standard monthly wages, and each employee contributes 4.5% of his or her standard monthly wages, into his or her personal pension account, as of the date hereof. Such rates, however, are scheduled to gradually increase to 6.5% by 2033. Our employees, including executive officers as well as non-executive employees, are subject to a pension insurance system, under which we make quarterly contributions to the defined benefit plan and annual contributions to employees’ pension accounts under the defined contribution plan, and upon retirement, such employees are paid from their pension accounts. Prior to 2011, our executive and non-executive employees were subject to a lump-sum severance payment system, under which they were entitled to receive a lump-sum severance payment upon termination of their employment, based on their length of service and salary level at the time of termination. Starting in 2011, in accordance with the Korean Employee Retirement Income Security Act, we replaced such lump-sum severance payment system with our current pension insurance system in the form of either a defined benefit plan or a defined contribution plan. Our employees have the option of choosing either the defined benefit plan or the defined contribution plan. See Note 21 to the Consolidated Financial Statements. Lump-sum severance amounts previously accrued prior to our adoption of the current pension insurance system continue to remain payable. We also provide a wide range of fringe benefits to our employees, including housing, housing loans, company-provided hospitals and schools, a company-sponsored pension program, an employee welfare fund, industrial disaster insurance and cultural and athletic facilities.

As of December 31, 2025, our employees owned, through our employee stock ownership association, approximately 1.61% of our common stock in their employee accounts.

Item 6.E.  Share Ownership

The persons who are currently our Directors or executive officers held, as a group, 22,474 common shares as of March 31, 2026. The table below shows the ownership of our common shares by our Directors and executive officers.

Name	Number of Common Shares
Chang, In Hwa	630
Lee, Ju Tae	1,527
Chung, Seok Mo	169
Kim, Ki Soo	569
Lee, Hee Geun	461
Yoo, Young Sook	174
Sohn, Sung Kyu	11,937
Kim, Joongi	366
Lee, Sung Won	4
Oh, Hong Sub	10
Kim, Seoung Jun	131
Hong, Yoon Sik	99
Lee, Jae Young	335
Oh, Young Dal	202
Kim, Seung Jun	131
Han, Young Ah	1,087
Lee, Sung Wook	402
Yang, Weon Jun	1,114
Im, Sang Hyug	135
Shin, Kun Chul	350
Hong, Jin Sook	21
Ji, Young Tae	529
Cho, Min Young	333
Kim, Moo Sang	164
Park, Hyeon	885
Kim, Kyeong Chan	131
Lee, Jae Wan	132
Lee, Won Chul	434
Shin, Hyeong Gu	2
La, Seung Min	10

Total	22,474

Item 6.F.  Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.  Major Shareholders and Related Party Transactions

Item 7.A.  Major Shareholders

The following table sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2025.

Shareholders	Number of Shares Owned	Percentage
National Pension Service	6,441,610	7.96%
BlackRock Fund Advisors (1) (2) (3)	4,206,522	5.20
CITIBANK N.A. (4)	2,289,755	2.83
Pohang University of Science and Technology	1,981,047	2.45
Samsung Group (5)	1,861,979	2.30
Treasury shares	5,312,173	6.56
Others	58,839,866	72.70

Total issued shares of common stock	80,932,952	100.00%

(1)	Includes ADRs.

(2)	Includes shares held by subsidiaries and others.

(3)	The number of shares owned by the shareholder is based on the status report of large-scale shareholders filed with the U.S. Securities and Exchange Commission.

(4)	As depositary of our ADRs.

(5)	Includes shares held by Samsung Asset Management, Samsung Life Insurance, Samsung Active Asset Management and Samsung Securities.

As of December 31, 2025, there were 2,289,755 shares of common stock outstanding in the form of ADRs, representing 2.83% of the total issued shares of common stock.

Item 7.B.  Related Party Transactions

We have issued guarantees in favor of affiliated and related companies, and we have also engaged in various transactions with our related parties. See Notes 37 and 38 to the Consolidated Financial Statements.

As of December 31, 2023, 2024 and 2025, we had no loans outstanding to our executive officers and Directors.

Item 7.C.  Interests of Experts and Counsel

Not applicable

Item 8.  Financial Information

Item 8.A.  Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-135.

Legal Proceedings

Trade Remedy Proceedings

Our subsidiaries sell a significant portion of their products outside Korea as well as engage in trading activities worldwide, and, from time to time, we are involved in trade remedy proceedings in various jurisdictions. We actively participate in such proceedings to minimize adverse effects and related risks. Although trade remedy actions and regulatory scrutiny have increased in recent years, such cases have historically been limited in scope relative to our overall global sales and operations. Through our trade affairs office, we continue to closely monitor developments in trade remedy policies, including anti-dumping duties, safeguard duties, countervailing duties, quotas and tariffs, in all major markets in which we operate, and seek to mitigate related risks by adjusting supply chains, production and export arrangements and, where necessary, defend our interests. However, there can be no assurance that free trade agreements between Korea and its major trading partners will remain unchanged, or that new or increased anti-dumping duties, safeguard duties, countervailing duties, quotas or tariffs will not be imposed on our products in the future. The occurrence of any such events, including those described below, may have a material adverse effect on our business, financial condition and results of operations.

In February 2025, the President of the United States removed certain country-specific exemptions, including those applicable to the Republic of Korea, reinstating a 25% tariff on steel imports and increasing tariffs on aluminum imports to 25%, effective March 2025. In June 2025, these tariffs were further increased from 25% to 50%. U.S. tariff policies remain subject to change, and tariffs applicable to Korean-origin products have fluctuated over time and may be increased or decreased in the future. Furthermore, other countries have implemented, and may continue to implement, retaliatory tariffs or other trade restrictions in response to U.S. trade actions. For a discussion of our export sales and overseas sales to customers in North America, which includes the United States and Canada, see “Item 4. Information on the Company — Item 4.B. Business Overview — Steel Segment – Markets – Exports.”

While our direct exports to customers in the United States represent a limited portion of our total sales, such measures may materially affect our downstream customers that manufacture finished products using our products in countries subject to such tariffs and export those products to the United States or other markets subject to similar trade measures. Increases in tariffs or other trade barriers applicable to products manufactured by our downstream customers may lead to higher prices, reduced competitiveness or lower end-market demand, which may in turn adversely affect demand for our products.

Historically, tariffs have led to increased trade and political tensions. In response to the recent tariffs imposed by the U.S. government, various countries have implemented, or have announced plans to implement, retaliatory tariffs on goods produced in the United States. These retaliatory measures, along with the broader trend of unilateral trade actions, could trigger a cycle of trade disputes. Such political and economic tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Consequently, there can be no assurance that our proactive mitigation measures will be sufficient to offset the risks of evolving trade policies. If further tariffs are imposed on a broader range of our exports or our customers’ exports, or if further retaliatory trade measures are adopted by affected countries, we or our customers may be required to adjust pricing, modify supply or sourcing arrangements or incur additional costs, any of which may have a material adverse impact on our business, financial condition and results of operations.

Loans to Daewoo Motors India Guaranteed by Predecessor of POSCO INTERNATIONAL

In May 2002, Industrial Development Bank of India brought a suit against Daewoo International Corporation (currently, POSCO INTERNATIONAL), Daewoo Motors India Ltd., Daewoo Corporation and Daewoo Construction & Engineering Co., Ltd. in the India Delhi Mumbai Court, regarding its loans to Daewoo Motors India Ltd. guaranteed by Daewoo Co., Ltd. (predecessor of POSCO INTERNATIONAL). The total claim amount is 4.46 billion Indian Rupees, and POSCO INTERNATIONAL recognized provision of Won 6.4 billion relating to its portion of the guarantee alleged by Industrial Development Bank of India. Daewoo International Corporation challenged the jurisdiction of the court in 2003. The outcome of such lawsuits remains uncertain and POSCO INTERNATIONAL’s provision is classified as a non-current liability as of December 31, 2025.

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

The table below sets out the annual dividends declared on the outstanding common stock to shareholders of record on December 31 of the years indicated and the interim dividends (including quarterly dividends), declared on the outstanding common stock to applicable shareholders of record of the years indicated. A total of 80,932,952 shares of common stock were issued as of December 31, 2025. Of these shares and as of such date, 75,620,779 shares were outstanding and 5,312,173 shares were held by us in treasury. The annual dividends set out for each of the years below were paid in the immediately following year.

Year	Annual Dividend per Common Stock to Public	Interim Dividend per Common Stock	Average Total Dividend per Common Stock
	(In Won)
2021	5,000	12,000	17,000
2022	2,000	10,000	12,000
2023	2,500	7,500	10,000
2024	2,500	7,500	10,000
2025	2,500	7,500	10,000

Owners of the ADSs are entitled to receive any dividends payable in respect of the underlying shares of common stock.

Historically, we have paid to holders of record of our common stock an annual dividend. However, we can give no assurance that we will continue to declare and pay any dividends in the future.

Item 8.B.  Significant Changes

Except as disclosed elsewhere in this Annual Report on Form 20-F, we have not experienced any significant changes since the date of our Consolidated Financial Statements included in this Annual Report on Form 20-F.

Item 9.  The Offer and Listing

Item 9.A.  Offer and Listing Details

Notes

Not applicable

Common Stock

The principal trading market for our common stock is the KRX KOSPI Market. Our common stock, which is in registered form and has a par value of Won 5,000 per share, has been listed on the KRX KOSPI Market since June 1988 under the identifying code 005490.

ADSs

Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as ADR depositary and are listed on the New York Stock Exchange under the symbol “PKX.” One ADS represents one-fourth of one share of common stock. As of December 31, 2025, there were 2,289,755 shares of common stock outstanding in the form of ADSs, representing 2.83% of the total issued shares of common stock.

Item 9.B.  Plan of Distribution

Not applicable

Item 9.C.  Markets

See “Item 9.A. Offering and Listing Details.”

Item 9.D.  Selling Shareholders

Not applicable

Item 9.E.  Dilution

Not applicable

Item 9.F.  Expenses of the Issuer

Not applicable

Item 10.  Additional Information

Item 10.A.  Share Capital

Currently, our authorized share capital is 200,000,000 shares, which consists of shares of common stock, par value Won 5,000 per share (“Common Shares”) and shares of non-voting stock, par value Won 5,000 per share (“Non-Voting Preferred Shares”). Our Non-Voting Preferred Shares have a preferential right to dividend payments. Common Shares and Non-Voting Preferred Shares together are referred to as “Shares.” Under our articles of incorporation, we are authorized to issue Non-Voting Preferred Shares up to the limit prescribed by applicable law, the aggregate of which currently is one-quarter of our total issued and outstanding capital stock. As of December 31, 2025, 80,932,952 Common Shares were issued, of which 5,312,173 shares were held by us in treasury. We have never issued any Non-Voting Preferred Shares. All of the issued and outstanding Common Shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Holders of Non-Voting Preferred Shares are entitled to receive dividends in priority to the holders of Common Shares in an amount not less than 9% of the par value of the Non-Voting Preferred Shares as determined by the board of directors at the time of their issuance. If the amount available for dividends is less than the aggregate amount of such minimum dividend, we do not have to declare dividends on the Non-Voting Preferred Shares. As of the date hereof, we have no Non-Voting Preferred Shares issued and outstanding.

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

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the Shares publicly offered pursuant to the FSCMA. This right is exercisable only to the extent that the total number of Shares so acquired and held by members of our employee stock ownership association does not exceed 20% of the total number of Shares then issued. As of December 31, 2025, our employees owned, through our employee stock ownership association, approximately 1.61% of our common stock in their employee accounts.

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

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of 1% or less of the total number of issued and outstanding voting Shares, we may give notice by placing at least two public notices in at least two daily newspapers or by notices to be posted on the electronic disclosure database system maintained by the Financial Supervisory Service or the Korea Exchange at least two weeks in advance of the meeting. Currently, we use The Seoul Shinmun published in Seoul, The Maeil Shinmun published in Taegu and The Kwangju Ilbo published in Kwangju for this purpose. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of Non-Voting Preferred Shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders, but may attend such meetings. Our general meetings of shareholders are held either in Seoul, Pohang, where our registered main office is located, or at a near-by place if necessary. Our general meetings of shareholders are held in a manner that allows some shareholders to participate in and vote on resolutions from remote locations by electronic means, without being physically present at the venue of the meeting.

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

Shareholders may exercise their voting rights by proxy. A proxy shall submit a document or an electronic document evidencing the power of representation to us before the opening of the general meeting of shareholders. When a shareholder is a corporate entity, such shareholder may give proxies to its officers or directors.

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

Our transfer agent is Kookmin Bank, located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea.

Acquisition, Holding and Disposition of Treasury Shares by Us

We may acquire our own Shares, subject to the approval by the general meeting of shareholders. In addition, we may acquire Shares through purchases on the Korea Exchange or through a tender offer or by acquiring the interests in a trust account holding our own Shares through agreements with trust companies and asset management companies. The aggregate purchase price for the Shares may not exceed the total amount available for distribution of dividends available at the end of the preceding fiscal year less the amount of dividends and mandatory reserves required to be set aside for that fiscal year, subject to certain procedural requirements. Under the Commercial Code, as amended, and in effect as of March 6, 2026 (Act No. 21448, the “Amended Commercial Code”), we may not exercise shareholder rights with respect to our own Shares, and, in principle, our own Shares must be cancelled within one year from the date of acquisition by a resolution of the board of directors. However, where statutory exceptions apply (including those specified in our Articles of Incorporation), our own Shares may be held or disposed of upon approval of the general meeting of shareholders.

With respect to our own Shares held by us prior to the effectiveness of the Amended Commercial Code, a transitional grace period is granted depending on certain conditions applicable to our own Shares, and such Shares must be cancelled within one year from the relevant reference date. For example, our own Shares acquired directly by us prior to the effective date of the Amended Commercial Code must be cancelled within one year from the date falling six months after such effective date, which is September 5, 2027.

In accordance with the Commercial Code, we may resell or transfer any Shares acquired by us to a third party, subject to the approval by the general meeting of shareholders based on our treasury share holding and disposition plan executed by all directors. For reference, the mandatory contents of such plan include: (i) the purpose of holding or disposing of our own Shares; (ii) the class and number of shares subject thereto and the method of acquisition; (iii) details as of the commencement of holding and the expected time of disposition, including (a) the class and number of our own Shares and method of acquisition, (b) the class and number of issued shares excluding our own Shares, and (c) changes in the ratio of our own Shares to total issued shares; (iv) the expected holding period; and (v) the expected timing of disposition. In general, corporate entities in which we own more than 50% equity interest may not acquire our Shares, unless otherwise permitted by the Korean Commercial Code. Under the FSCMA, we are subject to certain selling restrictions for the Shares acquired by us.

Under the Amended Commercial Code, if a listed company (i) fails to cancel its own Shares within one year from the date of acquisition without shareholder approval, or (ii) holds or disposes of its own Shares in violation of a treasury share holding and disposition plan approved by the shareholders, its directors or relevant officers may be subject to an administrative fine of up to Won 50 million.

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

Subject to certain limitations, the Ministry of Finance and Economy has the authority to take the following actions under the Foreign Exchange Transaction Laws:

•

if the Government deems it necessary on account of war, armed conflict, natural disaster or grave and sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Finance and Economy may (i) temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep or sell precious metal or any other means of payment to The Bank of Korea, a foreign exchange stabilization fund or certain other governmental agencies or financial companies or (iii) require Korean creditors to collect debts owed by non-Korean debtors and deposit them in their bank accounts in Korea; and

•

if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Finance and Economy may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transactions with The Bank of Korea, a foreign exchange stabilization fund or certain other governmental agencies or financial companies.

Government Review of Issuance of ADSs

In order for us to issue shares represented by ADSs, we are required to file a prior report of the issuance with our designated foreign exchange bank or the Ministry of Finance and Economy, depending on the issuance amount. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

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

Acquisition or sale of shares outside the Korea Exchange by a foreign investor must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of shares of certain public service corporations for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transaction. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license (including domestic branches of foreign financial investment companies) and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and those of the home country of the foreign investor.

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

Securities Transaction Tax

Securities transaction tax is imposed on the transfer of shares issued by a Korean corporation or the right to subscribe for such shares generally at the rate of 0.35% of the sales price. In the case of the transfer of shares listed on the KRX KOSPI Market (such as the common shares), the securities transaction tax is imposed generally at the rate of (i) 0.20% of the sales price of such shares (including agricultural and fishery special surtax thereon) for transfers made on or after January 1, 2026 if traded on the KRX KOSPI Market or (ii) subject to certain exceptions, 0.35% of the sales price of such shares if traded outside the KRX KOSPI Market.

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

For a non-resident of Korea to obtain the benefits of treaty-reduced tax rates on certain Korean source income (e.g., capital gains and interest) under an applicable tax treaty, Korean tax law requires such non-resident (or its agents) to submit to the payer of such Korean source income an application for treaty-reduced tax rates prior to receipt of such Korean source income; provided, however, that an owner of ADSs who is a non-resident of Korea is not required to submit such application, if the Korean source income on the ADSs is paid through an account opened at the Korea Securities Depository by a foreign depository. The payer of such Korean source income, in turn, is required to submit such application to the relevant district by the end of February of the year following the date of payment of such income (or, in the case of a temporary suspension or permanent closure of business, by the end of the month following the second month after the month in which such suspension or closure occurs).

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

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

Based on our financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2026 taxable year or in the foreseeable future. However, the determination of whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, including the valuation of our assets as implied by the market price for our common stock or ADSs. Accordingly, we could be classified as a PFIC in the current or a future taxable year, and that possibility may be increased significantly by market volatility or a decline in the price of our common stock or ADSs.

If we are classified as a PFIC in any taxable year during which you hold our common stock or ADSs, you could be subject to a special tax at ordinary income rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your common stock or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you held the common stock or ADSs. Classification as a PFIC may also have other adverse consequences, including, in the case of individuals, the denial of a step-up in the basis of your common stock or ADSs at death. Except where otherwise noted, the remainder of this summary assumes that we were not a PFIC for our 2025 taxable year and that we will not become a PFIC in the current or any future year.

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

The U.S. dollar amount of dividends received by an individual U.S. holder with respect to the ADSs and common stock will be subject to taxation at a preferential rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain exceptions for short-term and hedged positions, dividends paid on the ADSs and common stock will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend is paid, and are not, in the year in which the dividend is paid, a PFIC. The income tax treaty between Korea and the United States (“Treaty”) has been approved for the purposes of the qualified dividend rules, and we believe we are eligible for benefits under the Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2026 taxable year. You should consult your own tax advisers regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

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

Foreign Tax Credit Considerations

Subject to generally applicable limitations and conditions, Korean dividend or capital gains withholding tax paid at the appropriate rate applicable to you may be eligible for a credit against your U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on dividends or gains will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on dividends or gains is uncertain and we have not determined whether these requirements are met, including requirements applicable to the Treaty. If the Korean dividend or capital gains tax is not a creditable tax for a U.S. holder or you do not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes.

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

U.S. Information Reporting and Backup Withholding Rules

Payments in respect of shares of common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you provide an accurate taxpayer identification number and make any other required certification or otherwise establish an exemption. Holders that are not “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended) generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

None of our loss exposures related to derivative contracts are unlimited, and we do not believe that our net derivative positions could result in a material loss to our profit before income tax or total equity due to significant fluctuations of major currencies against the Korean Won. Due to the nature of our derivative contracts primarily as hedging instruments that manage foreign exchange risks, net gain or net loss on derivatives transactions and valuation of derivatives are typically offset by net loss or net gain on foreign currency transaction and translation. We recognized net gain on valuation of derivatives of Won 124 billion and net gain on derivatives transactions of Won 13 billion in 2023, net gain on valuations of derivatives of Won 790 billion and net gain on derivatives transactions of Won 120 billion in 2024 and net gain on valuations of derivatives of Won 80 billion and net loss on derivatives transactions of Won 137 billion in 2025.

Exchange Rate Risk

Korea is our most important market and, therefore, a substantial portion of our cash flow is denominated in Won. Most of our exports are denominated in U.S. dollars. Japan is also an important market for us, and we derive significant cash flow denominated in Yen. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, which represent a substantial amount and are mostly denominated in U.S. dollars, relate primarily to imported raw material costs and freight costs. Foreign currency-denominated liabilities relate primarily to foreign currency-denominated debt.

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

Our foreign currency exposure and changes in gain or loss resulting from a 10% foreign exchange rate change against the Korean Won are as follows:

	For the Year Ended December 31,
	2023				2024				2025
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
U.S. dollars	~~W~~	(617)	~~W~~	617	~~W~~	(549)	~~W~~	549	~~W~~	(610)	~~W~~	610
Euro		(234)		234		14		(14)		17		(17)
Japanese Yen		8		(8)		9		(9)		13		(13)

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

	For the Year Ended December 31,
	2023				2024				2025
	Increase		Decrease		Increase		Decrease		Increase		Decrease

	(In billions of Won)
Increase or decrease in profit and equity	~~W~~	(77)	~~W~~	77	~~W~~	(47)	~~W~~	47	~~W~~	(62)	~~W~~	62

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2025 which are sensitive to exchange rates and/or interest rates. The information is presented in Won, which is our reporting currency.

	Maturities
													December 31, 2025
	2026		2027		2028		2029		2030		Thereafter		Total		Fair Value

	(In billions of Won except rates)
Local currency:
Fixed rate	~~W~~	4,163	~~W~~	1,718	~~W~~	1,626	~~W~~	707	~~W~~	589	~~W~~	1,004	~~W~~	9,807	~~W~~	9,798
Average weighted rate (1) .		2.21%		2.13%		2.73%		2.79%		2.91%		3.07%		2.48%
Variable rate		991		185		0		9		195		589		1,969		1,953
Average weighted rate (1)		4.02%		2.94%		0.00%		2.52%		4.53%		1.25%		3.13%

Sub-total		5,154		1,903		1,626		716		784		1,593		11,776		11,751

Foreign currency, principally U.S. dollars and Yen:
Fixed rate	~~W~~	3,055	~~W~~	2,473	~~W~~	1,622	~~W~~	575	~~W~~	584	~~W~~	1,284	~~W~~	9,593	~~W~~	9,560
Average weighted rate (1)		1.83%		2.23%		0.68%		6.38%		5.25%		3.21%		2.42%
Variable rate		3,945		911		703		35		801		728		7,123		7,116
Average weighted rate (1)		3.81%		3.04%		1.51%		2.51%		5.95%		5.38%		3.88%

Sub-total		7,000		3.384		2,325		610		1,385		2,012		16,716		16,676

Total	~~W~~	12,154	~~W~~	5,287	~~W~~	3,951	~~W~~	1,326	~~W~~	2,169	~~W~~	3,605	~~W~~	28,492	~~W~~	28,427

(1)	Weighted average rates of the portfolio at the period end.

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

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via the Korea Securities Depository, or KSD), the depositary generally collects its fees through the systems provided by KSD (whose nominee is the registered holder of the ADSs held in KSD) from the brokers and custodians holding ADSs in their KSD accounts. The brokers and custodians who hold their clients’ ADSs in KSD accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

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

Fees and Payments from the Depositary to Us

In 2025, we received approximately $1.0 million from the depositary for reimbursement of various costs, including preparation of SEC filing and submission, listing fees, proxy process expenses (printing, postage and distribution), legal fees and contributions for our investor relations activities.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

c. Report of the Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm, EY Han Young (formerly, Ernst & Young Han Young), on the effectiveness of our internal control over financial reporting as of December 31, 2025 is included in Item 18 of this Annual Report on Form 20-F.

d. Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the year covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Our adoption of Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Our independent registered public accounting firm for the fiscal years ending December 31, 2024 and 2025 was EY Han Young and the auditor location is Seoul, Republic of Korea, and the auditor firm ID is 1437. Our independent registered public accounting firm for the fiscal year ending December 31, 2023 was KPMG Samjong Accounting Corp. and their location is Seoul, Republic of Korea, and their firm ID is 1357.

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, EY Han Young and its affiliates during the fiscal years ended December 31, 2024 and 2025:

	For the Year Ended December 31,
	2024	2025
	(In millions of Won)
Audit fees (1)	~~W~~ 15,840	~~W~~ 17,778
Tax fees (2)	1,031	1,975
Other fees (3)	2,370	2,030

Total fees	~~W~~ 19,241	~~W~~ 21,783

(1)	Audit fees consist of fees related to the audit of our annual financial statements and the annual financial statements of other related companies and review of interim financial statements.
(2)	Tax fees consist of fees related to our tax compliance and tax planning, as well as compliance related to transfer pricing.
(3)	Other fees consist of fees related to statutory audits unrelated to the audit of our annual financial statements.

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

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth the repurchases of common shares by us or any affiliated purchasers during 2025:

Period	Total Number of Shares Purchased	Average Price Paid Per Share (In Won)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
January 1 to January 31	—	—	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	—	—	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—

Total	—	—	—	—

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
Director Independence

Listed companies must have a majority of independent directors

Our articles of incorporation provide that our board of directors must comprise no less than a majority of Outside Directors. Our Outside Directors must meet the criteria for outside directorship set forth under the Korean Commercial Act and Korean Financial Investment Services and Capital Markets Act.

The majority of our board of directors is independent (as defined in accordance with the New York Stock Exchange’s standards), and seven out of 12 directors are Outside Directors. Under our articles of incorporation, we may have up to five Inside Directors and eight Outside Directors.

Nomination/Corporate Governance Committee

A nomination/corporate governance committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.	We have not established a separate nomination corporate governance committee. However, we maintain (i) a CEO Candidate Pool Management Committee composed of all of our seven Outside Directors and (ii) a Director Candidate Recommendation Committee composed of three Outside Directors.

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

We maintain an Evaluation and Compensation Committee composed of four Outside Directors.

Executive Session

Non-management directors must meet in regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year.	Our Outside Directors hold meetings solely attended by Outside Directors in accordance with operation guidelines of our board of directors.

Audit Committee

Listed companies must have an audit committee that satisfies the independence and other requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s	We maintain an Audit Committee comprised of three Outside Directors who meet the applicable independence criteria set forth under Rule 10A-3 under the Exchange Act.

NYSE Corporate Governance Standards	POSCO HOLDINGS INC.’s Corporate Governance Practice
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

Item 16.H. Mine Safety Disclosure

Not applicable

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable

Item 16.J.
Insider Trading Policies
We have adopted
insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this Annual Report on Form 20-F.
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
We understand the importance of preserving trust and protecting personal information. To assist us, we have a cybersecurity governance framework in place, which is designed to protect information and information systems from unauthorized access, use, disclosure, disruption, modification or destruction. The program is built upon a foundation of advanced security technology and overseen by an experienced and trained team of experts with substantial knowledge of cybersecurity best practices. Our cybersecurity program consists of controls designed to identify, protect against, detect, respond to and recover from information and cybersecurity incidents. Our framework leverages Trusted Information Security Assessment Exchange (TISAX) standards for general information technology controls. Key components of our cybersecurity risk management processes include the following:

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

11
5

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

•
Auditors:
Our program includes review and assessment by external, independent third-parties, who assess and report on our internal incident response preparedness and help identify areas for continued focus and improvement. We engage in regular external audits to maintain our TISAX certification, which are performed by certified auditors.

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

11
6

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
Board of Directors
The role of our board of directors and the ESG Committee is one of oversight, recognizing that management is responsible for the design, implementation and maintenance of an effective program for protecting against and mitigating data privacy and cybersecurity risks. The Head of Technology, as the chair of the Information Security Committee, may provide updates to the ESG Committee on an annual basis and, as necessary, to the board of directors. These updates may include detailed information on our performance preparing for, preventing, detecting, responding to and recovering from cyber incidents. The compliance officer reviews the information security management framework as part of an assessment of the effectiveness of the compliance control standards and reports the resulting findings and plans to the board of directors, as necessary. The Head of Technology may also promptly inform and update the board of directors about any information security incidents that may pose significant risk to the POSCO Group. Members of the board of directors stay apprised of the rapidly evolving cyber threat landscape and provide guidance to management as appropriate in order to address the effectiveness of our overall data privacy and cybersecurity program.

11
7

PART III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

Item 19.	Exhibits

1.1	—	Articles of Incorporation of POSCO HOLDINGS INC. (English translation)
2.1	—	Form of Common Stock Certificate (including English translation) (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement No. 33-81554)* (P)
2.2	—	Form of Deposit Agreement (including Form of American Depositary Receipts) (incorporated by reference to the Registrant’s Registration Statement (File No. 333-189473) on Form F-6)*
2.3	—	Description of common stock (see Item 10.B. Memorandum and Articles of Association)
2.4	—	Description of American Depositary Shares (incorporated by reference to Exhibit 2.4 to the Registrant’s Annual Report on Form 20-F filed on April 28, 2022)*
8.1	—	List of consolidated subsidiaries
12.1	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	—	Insider Trading Policies
97.1	—	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of the Registrant’s Annual Report on Form 20-F filed on April 29, 2024)*
101.INS	—	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH	—	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	—	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed previously

(P)	Paper filing

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of POSCO HOLDINGS INC.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of POSCO HOLDINGS INC. and its subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 2
9
, 2026 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Description of the Matter
Estimated total contract costs at completion for construction contract revenue recognition related to POSCO Eco & Challenge Co., Ltd.

The Company recognized revenue of
￦
5,426,923 million from construction contracts, including the amount related to POSCO Eco & Challenge Co., Ltd., a subsidiary of the Company, for the year ended December 31, 2025, for which revenue is recognized over time. As described in Notes 3 (“Revenue from contracts with customers”), 28 and 29 to the consolidated financial statements, when contract revenue and contract cost can be reliably estimated, the Company recognizes contract revenue over time based on the percentage of completion. The percentage of completion is determined based on the proportion of contract costs incurred to date, excluding contract costs incurred that do not reflect the stage of completion, to the estimated total contract costs at completion. We identified the estimated total contract costs at completion for construction contract revenue recognition related to POSCO Eco & Challenge Co., Ltd. as a critical audit matter because it requires subjective and complex auditor judgments in evaluating the underlying assumptions such as estimated material costs, labor costs and outsourcing costs, and changes in these assumptions may have a significant impact on the amount of revenue recognized during a specific period.

How We Addressed the Matter in Our Audit
To test the adequacy of the Company’s estimation of total contract costs at completion for construction contracts, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the estimation of total contract costs at completion for construction contract.

To test the estimated total contract costs at completion, our audit procedures included, among others, evaluating the management’s methodology used, the significant inputs and the underlying data used by the Company. We assessed the reasons for changes in the estimated total contract costs at completion compared to those in the prior period for a selection of projects. We evaluated the estimated cost of material, labor and outsourcing at project level by obtaining project level cost detail and compared to construction contract, approved project budget and actual costs for a selection of projects. For example, we tested the estimated material costs by comparing to actual purchase cost of materials by type at year end and tested outsourcing cost by evaluating the estimate to complete against actual outsourcing contract and approved project budget. To evaluate the reasonableness of the estimated total contract costs at completion, we selected a sample of projects completed in 2025 and tested actual costs per project by comparing the actual costs against estimated cost to completion in prior year and evaluated any changes and causes.

/s/ EY Han Young
We have served as the Company’s auditor since 2024.
Seoul, Republic of Korea
April 29, 2026

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting
To the Shareholders and the Board of Directors of POSCO HOLDINGS INC.
Opinion on Internal Control over Financial Reporting
We have audited POSCO HOLDINGS INC. and its subsidiaries (the Company)’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2026 expressed an unqualified opinion thereon.
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
/s/ EY Han Young
Seoul, Republic of Korea
April 29, 2026

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors POSCO HOLDINGS INC.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of comprehensive income, changes in equity, and cash flows of POSCO HOLDINGS INC. and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
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
Seoul, Korea
April 29, 2024

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Financial Position
As of December 31, 2024 and 2025

(in millions of Won)	Notes	December 31, 2024		December 31, 2025
Assets
Cash and cash equivalents	4,5,23	￦	6,767,898	7,049,800
Trade accounts and notes receivable, net	6,17,23,29,37		10,821,488	11,183,974
Other receivables, net	7,23,37		2,261,323	1,920,685
Other short-term financial assets	8,23		8,499,389	8,778,584
Inventories, net	9		14,179,167	13,739,362
Current income tax assets			140,494	78,704
Assets held for sale	10		608,758	20,167
Other current assets	16		786,943	813,522

Total current assets			44,065,460	43,584,798

Long-term trade accounts and notes receivable, net	6,23		27,779	19,708
Other receivables, net	7,23,37		1,306,329	1,635,253
Other long-term financial assets	8,23		2,571,651	3,060,842
Investments in associates and joint ventures	11		4,738,793	4,980,153
Investment property, net	13		1,955,896	1,691,625
Property, plant and equipment, net	14		39,846,828	42,292,820
Intangible assets, net	15		4,774,824	5,493,529
Defined benefit assets, net	21		409,147	360,112
Deferred tax assets	35		3,613,344	2,033,155
Other non-current assets	16		133,684	135,683

Total non-current assets			59,378,275	61,702,880

Total assets		￦	103,443,735	105,287,678

See accompanying notes to the consolidated financial statements.

F-
7

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Financial Position, Continued
As of December 31, 2024 and 2025

(in millions of Won)	Notes	December 31, 2024		December 31, 2025
Liabilities
Trade accounts and notes payable	23,37	￦	6,159,127	5,106,921
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,115,747	12,117,422
Other payables	18,23,37		3,463,871	3,406,505
Other short-term financial liabilities	19,23		120,875	66,623
Current income tax liabilities			350,570	223,666
Liabilities directly associated with the assets held for sale	10		—	3,678
Provisions	20		396,030	571,648
Other current liabilities	22,28,29		1,134,843	1,574,195

Total current liabilities			22,741,063	23,070,658

Long-term trade accounts and notes payable	23		2,049	—
Long-term borrowings, excluding current installments	4,17,23		14,881,620	16,374,578
Other payables	18,23		809,012	1,237,358
Other long-term financial liabilities	19,23		72,920	91,068
Defined benefit liabilities, net	21		43,143	63,189
Deferred tax liabilities	35		2,685,549	1,159,973
Long-term provisions	20		580,559	650,329
Other non-current liabilities	22		185,052	247,813

Total non-current liabilities			19,259,904	19,824,308

Total liabilities			42,000,967	42,894,966

Equity
Share capital	24		482,403	482,403
Capital surplus	24		1,658,350	1,694,572
Other components of equity	26		1,155,429	1,561,510
Treasury shares	27		(1,550,862)	(1,176,316)
Retained earnings			53,644,899	53,197,035

Equity attributable to owners of the controlling company			55,390,219	55,759,204
Non-controlling interests	25		6,052,549	6,633,508

Total equity			61,442,768	62,392,712

Total liabilities and equity		￦	103,443,735	105,287,678

See accompanying notes to the consolidated financial statements.

F-
8

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023, 2024 and 2025

(in millions of Won, except per share information)	Notes	2023		2024	2025
Revenue	28,29,37	￦	77,056,549	73,459,408	68,986,938
Cost of sales	29,31,34		(70,639,373)	(67,971,443)	(63,849,577)

Gross profit			6,417,176	5,487,965	5,137,361
Selling and administrative expenses	23,30,34
Other administrative expenses			(2,651,902)	(3,004,478)	(3,094,810)
Selling expenses			(233,579)	(234,888)	(244,175)
Other operating income and expenses	23,33,34
Other operating income			401,986	387,105	305,591
Other operating expenses			(1,195,683)	(1,183,876)	(626,574)

Operating profit			2,737,998	1,451,828	1,477,393
Share of profit (loss) of equity-accounted investees, net	11		269,678	(256,458)	349,910
Finance income and costs	23,32
Finance income			3,830,746	5,211,595	3,222,137
Finance costs			(4,202,996)	(5,080,735)	(3,910,282)

Profit before income taxes			2,635,426	1,326,230	1,139,158
Income tax expense	35		(789,367)	(320,954)	(612,135)

Profit			1,846,059	1,005,276	527,023
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			28,745	(42,753)	(5,240)
Foreign currency translation differences			76,433	231,347	35,619
Remeasurements of defined benefit plans	21		(118,548)	(95,345)	(13,163)
Net changes in fair value of equity investments at fair value through other comprehensive income	23		257,725	(150,443)	319,618
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			207,860	331,616	48,561
Foreign currency translation differences			34,118	888,466	33,219
Gain or losses on valuation of derivatives	23		(1,292)	(110)	8

Other comprehensive income, net of tax			485,041	1,162,778	418,622

Total comprehensive income		￦	2,331,100	2,168,054	945,645

Profit (loss) attributable to :
Owners of the controlling company		￦	1,698,202	1,125,380	690,686
Non-controlling interests			147,857	(120,104)	(163,663)

Profit		￦	1,846,059	1,005,276	527,023

Total comprehensive income attributable to :
Owners of the controlling company		￦	2,131,847	2,039,382	1,065,660
Non-controlling interests			199,253	128,672	(120,015)

Total comprehensive income		￦	2,331,100	2,168,054	945,645

Earnings per share (in Won)	36
Basic earnings per share (in Won)			22,383	14,853	9,134
Diluted earnings per share (in Won)		￦	22,383	12,640	9,134

See accompanying notes to the consolidated financial statements.

F-
9

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2024 and 2025

	Attributable to owners of the controlling company
(in millions of Won)	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2023	￦	482,403	1,410,288	(443,990)	(1,892,308)	52,921,137	52,477,530	5,714,367	58,191,897
Comprehensive income:
Profit		—	—	—	—	1,698,202	1,698,202	147,857	1,846,059
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	34,118	—	—	34,118	76,433	110,551
Gain or losses on valuation of derivatives, net of tax		—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	516,190	—	1,615,657	2,131,847	199,253	2,331,100

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	5,805	5,805
Changes in ownership interests in subsidiaries		—	250,363	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury shares		—	2,880	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	6,783	17,324	24,107
Others		—	2,476	(4,944)	—	(2,441)	(4,909)	(53,454)	(58,363)

Total transactions with owners of the controlling company		—	262,502	(4,944)	2,650	(723,211)	(463,003)	(461,394)	(924,397)

Balance as of December 31, 2023	￦	482,403	1,672,790	67,256	(1,889,658)	53,813,583	54,146,374	5,452,226	59,598,600

See accompanying notes to the consolidated financial statements.

F-
10

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2023, 2024 and 2025

	Attributable to owners of the controlling company
(in millions of Won)	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2024	￦	482,403	1,672,790	67,256	(1,889,658)	53,813,583	54,146,374	5,452,226	59,598,600
Comprehensive income:
Profit (loss)		—	—	—	—	1,125,380	1,125,380	(120,104)	1,005,276
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(86,966)	(86,966)	(8,379)	(95,345)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	257,833	—	—	257,833	31,030	288,863
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(133,212)	—	(11,838)	(145,050)	(5,393)	(150,443)
Foreign currency translation differences, net of tax		—	—	888,466	—	—	888,466	231,347	1,119,813
Gain or losses on valuation of derivatives, net of tax		—	—	(281)	—	—	(281)	171	(110)

Total comprehensive income		—	—	1,012,806	—	1,026,576	2,039,382	128,672	2,168,054

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)	(86,001)	(275,692)
Interim dividends		—	—	—	—	(568,433)	(568,433)	—	(568,433)
Changes in subsidiaries		—	—	—	—	—	—	32,691	32,691
Changes in ownership interests in subsidiaries		—	(15,440)	—	—	—	(15,440)	477,608	462,168
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—	—	—
Share-based payment		—	(2,567)	—	—	—	(2,567)	—	(2,567)
Others		—	3,567	75,367	—	(6,029)	72,905	47,353	120,258

Total transactions with owners of the controlling company		—	(14,440)	75,367	338,796	(1,195,260)	(795,537)	471,651	(323,886)

Balance as of December 31, 2024	￦	482,403	1,658,350	1,155,429	(1,550,862)	53,644,899	55,390,219	6,052,549	61,442,768

See accompanying notes to the consolidated financial statements.

F-1
1

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2023, 2024 and 2025

	Attributable to owners of the controlling company
(in millions of Won)	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2025	￦	482,403	1,658,350	1,155,429	(1,550,862)	53,644,899	55,390,219	6,052,549	61,442,768
Comprehensive income:
Profit (loss)		—	—	—	—	690,686	690,686	(163,663)	527,023
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(26,081)	(26,081)	12,918	(13,163)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	49,174	—	—	49,174	(5,853)	43,321
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	321,132	—	(2,478)	318,654	964	319,618
Foreign currency translation differences, net of tax		—	—	33,219	—	—	33,219	35,619	68,838
Gain or losses on valuation of derivatives, net of tax		—	—	8	—	—	8	—	8

Total comprehensive income		—	—	403,533	—	662,127	1,065,660	(120,015)	945,645

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(159,410)	(348,462)
Interim dividends		—	—	—	—	(567,156)	(567,156)	—	(567,156)
Changes in subsidiaries		—	—	—	—	—	—	174,300	174,300
Changes in ownership interests in subsidiaries		—	35,622	—	—	—	35,622	737,181	772,803
Retirement of treasury shares		—	—	—	374,546	(374,546)	—	—	—
Others		—	600	2,548	—	20,763	23,911	(51,097)	(27,186)

Total transactions with owners of the controlling company		—	36,222	2,548	374,546	(1,109,991)	(696,675)	700,974	4,299

Balance as of December 31, 2025	￦	482,403	1,694,572	1,561,510	(1,176,316)	53,197,035	55,759,204	6,633,508	62,392,712

See accompanying notes to the consolidated financial statements.

F-1
2

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2024 and 2025

(in millions of Won)	Notes	2023		2024	2025
Cash flows from operating activities
Profit		￦	1,846,059	1,005,276	527,023
Adjustments for:
Depreciation			3,346,461	3,530,770	3,693,288
Amortization			498,193	453,689	465,935
Finance income			(1,850,756)	(3,476,227)	(1,645,330)
Finance costs			2,179,233	3,202,268	2,098,373
Income tax expense			789,367	320,954	612,135
Gain on disposal of property, plant and equipment			(9,387)	(26,533)	(15,792)
Loss on disposal of property, plant and equipment			125,823	85,149	89,883
Impairment loss on property, plant and equipment			275,846	608,122	135,653
Gain on disposal of intangible assets			(401)	(8,570)	(2,036)
Gain on disposal of investments in subsidiaries, associates and joint ventures			(197,088)	(14,235)	(47,374)
Loss on disposal of investments in subsidiaries, associates and joint ventures			18,843	73,428	12,819
Share of loss (profit) of equity-accounted investees			(269,678)	256,458	(349,910)
Expenses related to post-employment benefits			206,614	246,484	264,232
Increase to provisions			160,880	217,174	410,522
Impairment loss on trade and other receivables			265,914	185,129	203,802
Loss on (reversal of) valuation of inventories			309,317	77,832	(25,482)
Impairment loss on goodwill and intangible assets			129,907	47,993	51,640
Gain on disposal of assets held for sale			(1,312)	(4,801)	(53,692)
Loss on disposal of assets held for sale			103,366	33,943	13,104
Gain on insurance claim			(7,682)	(157,552)	(19,596)
Others, net			(43,415)	11,797	(4,216)

			6,030,045	5,663,272	5,887,958

Changes in operating assets and liabilities	39		(1,087,529)	261,841	(776,207)
Interest received			447,621	570,769	421,430
Interest paid			(1,038,005)	(1,028,654)	(1,085,791)
Dividends received			696,941	744,857	437,835
Income taxes paid			(727,437)	(553,706)	(840,338)

Net cash provided by operating activities		￦	6,167,695	6,663,655	4,571,910

See accompanying notes to the consolidated financial statements.

F-1
3

POSCO HOLDINGS INC. and its Subsidiaries
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2023, 2024 and 2025

(in millions of Won)	Notes	2023		2024	2025
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(39,830,719)	(15,835,323)	(15,987,580)
Proceeds from disposal of short-term financial instruments			40,174,440	19,501,852	16,093,407
Acquisitions of long-term financial instruments			(5,362)	(3,791)	(19,921)
Increase in loans			(1,238,668)	(820,248)	(277,442)
Collection of loans			1,369,763	784,616	100,034
Acquisitions of securities			(380,744)	(1,144,352)	(836,079)
Proceeds from disposal of securities			142,791	1,210,011	489,046
Acquisitions of investments in associates and joint ventures			(417,603)	(301,816)	(213,279)
Proceeds from disposal of investments in associates and joint ventures			142,316	45,185	39,170
Acquisitions of property, plant and equipment			(6,733,289)	(7,669,700)	(5,665,151)
Proceeds from (payment for) disposal of property, plant and equipment			(11,895)	44,189	214,126
Acquisitions of investment property			(56,043)	(3,883)	(3,614)
Proceeds from disposal of investment property			707	418	1,403
Acquisitions of intangible assets			(481,882)	(492,785)	(576,029)
Proceeds from disposal of intangible assets			30,328	11,711	7,910
Proceeds from disposal of assets held for sale			4,850	10,307	846,102
Collection of lease receivables			52,657	31,136	25,480
Cash outflows due to business combinations, net of cash acquired			(150,201)	—	—
Net assets acquired due to changes in the scope of consolidation			—	—	(807,255)
Net assets disposed due to changes in the scope of consolidation			—	—	71,597
Cash inflow from insurance claim			7,682	157,278	19,596
Others, net			(7,352)	(11,588)	(208,799)

Net cash used in investing activities			(7,388,224)	(4,486,783)	(6,687,278)

Cash flows from financing activities
Proceeds from borrowings			7,817,217	5,899,541	5,393,340
Repayment of borrowings			(4,461,114)	(7,532,911)	(5,158,334)
Proceeds from (repayment of) short-term borrowings, net			(2,524,077)	(217,759)	2,158,541
Payment of cash dividends			(815,451)	(844,195)	(915,216)
Repayment of hybrid bonds			(340,000)	—	—
Payment of interest of hybrid bonds			(10,043)	—	—
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			299,342	513,710	832,430
Capital deduction from non-controlling interests and additional acquisition of interests in subsidiaries			(9,721)	(19,080)	(4,436)
Repayment of lease liabilities			(222,829)	(195,367)	(143,423)
Acquisition of treasury shares			—	(92,311)	—
Others, net			88,083	186,639	239,946

Net cash provided by (used in) financing activities	39		(178,593)	(2,301,733)	2,402,848

Effect of exchange rate fluctuation on cash held			16,719	221,880	(5,578)

Net increase (decrease) in cash and cash equivalents			(1,382,403)	97,019	281,902
Cash and cash equivalents at beginning of the period	5,10		8,053,282	6,670,879	6,767,898

Cash and cash equivalents at end of the period	5,10	￦	6,670,879	6,767,898	7,049,800

See accompanying notes to the consolidated financial statements.

F-1
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements
As of December 31, 2024 and 2025

1.	General Information
General

information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as
64
domestic subsidiaries including POSCO and
134
foreign subsidiaries including POSCO America Corporation, (collectively referred to as the “Company”) in accordance with IFRS No. 10 and
115
associates and joint ventures is as follows:

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
As of December 31, 2025, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,441,610	7.96
BlackRock Fund Advisors(*1)	4,206,522	5.20
CITIBANK.N.A	2,289,755	2.83
Pohang University of Science and Technology	1,981,047	2.45
Samsung Group	1,861,979	2.30
Others	64,152,039	79.26

	80,932,952	100.00

(*1)	Includes shares held by subsidiaries and others.
As of December 31, 202
5
, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its American Depositary Receipts (“ADRs”) are listed on the New York Stock Exchange.

F-1
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Consolidated subsidiaries
Details of consolidated subsidiaries as of December 31, 2024 and 2025 are as follows:

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd.	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.96	56.96	—	56.96	56.96	Pohang
POSCO DX Co., Ltd.	Computer hardware and software distribution	65.47	—	65.47	65.47	—	65.47	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd.	Business facility maintenance	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO A&C	Architecture and consulting	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	100.00	—	100.00	100.00	—	100.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO.,LTD.	Refractories, Anode/Cathode materials manufacturing and sales	59.74	—	59.74	58.18	—	58.18	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH(*3)	Packing materials manufacturing and sales	—	48.85	48.85	—	48.85	48.85	Pohang
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
POSCO WOMAN’S FUND(*3)	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund(*3)	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	72.98	—	72.98	72.98	—	72.98	Seoul

F-1
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1st Fund	Investment in venture companies	98.81	1.19	100.00	98.82	1.18	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
Posco New Growth	Investment in venture companies	99.89	0.11	100.00	99.89	0.11	100.00	Seoul
IMP Fund I	Investment in venture companies	98.05	—	98.05	98.05	—	98.05	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	75.00	75.00	—	100.00	100.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	66.67	66.67	—	—	—	—
New Energy Hub	Electricity and gas supply	—	100.00	100.00	—	—	—	—
Posco Busan Newdeal Fund(*3)	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	66.67	66.67	—	—	—	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	51.00	—	51.00	70.25	—	70.25	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
QSONE Co.,Ltd.	Real estate rental	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO PS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO PH Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GYS Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GYR Tech	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
POSCO GY Solution	Maintenance service	—	100.00	100.00	—	100.00	100.00	Gwangyang
PCC Facilities Component Fund	Investment Association	—	60.00	60.00	—	60.00	60.00	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	98.76	1.24	100.00	98.77	1.23	100.00	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	60.00	60.00	—	60.00	60.00	Pohang

F-1
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Domestic]
POSCO CNGR Nickel Solution	High-Purity nickel manufacturing and sales	60.00	—	60.00	—	—	—	—
POSCO CVC Scale-Up Fund	Investment in venture companies	—	60.00	60.00	—	60.00	60.00	Pohang
SK SOLRA POWER GENERATION COPORATION	Power generation	—	100.00	100.00	—	—	—	—
POSCO ZT AIR SOLUTION	High-Purity rare gas manufacturing and sales	75.10	—	75.10	75.10	—	75.10	Gwangyang
RNR logistics	Logistics and warehousing	—	100.00	100.00	—	100.00	100.00	Seoul
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	Logistics and warehousing	—	100.00	100.00	—	—	—	—
POSCO DEEPTECH IP FUND	Investment in new technologies	—	—	—	—	60.00	60.00	Pohang
FUTURE GRAPH CO., LTD.	Spherical graphite manufacturing	—	—	—	—	100.00	100.00	Gunsan
CHEMGAS KOREA CO., LTD.	Specialty gass refining and sales	—	—	—	—	100.00	100.00	Eumseong
POSCO-EVER NEW MEDICAL Investment Fund	Investment in new technologies	—	—	—	—	60.00	60.00	Seoul
POSCO Stainless Precision & Processing	STS	—	—	—	—	100.00	100.00	Ansan
POSCO INTERNATIONAL CVC 1st Fund	Investment in new technologies	—	—	—	—	100.00	100.00	Pohang
POSCO CVC 1st Fund	Investment in new technologies	—	—	—	—	100.00	100.00	Pohang
New Zero 2nd Co., Ltd.	SPC	—	—	—	—	100.00	100.00	Seoul
POSCO DX CVC 1st Fund	Investment in new technologies	—	—	—	—	100.00	100.00	Pohang
POSCO Group AC Fund I	Investment in new technologies	—	—	—	98.38	1.62	100.00	Pohang
POSCO Safety Solution	Safety consulting	—	—	—	100.00	—	100.00	Seongnam
Startup Korea Posco group Openinnovation Fund	Investment in new technologies	—	—	—	—	70.00	70.00	Pohang
FLOW K CO., Ltd.	Logistics and warehousing	—	—	—	—	70.00	70.00	Gwangyang

F-1
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.54	99.99	99.45	0.54	99.99	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	—	—	—
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	—	65.00	65.00	—	100.00	100.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	78.98	100.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	—	98.16	98.16	—	98.16	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	—	60.00	60.00	—	60.00	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	—	—	—
PT.KRAKATAU POSCO FUTUREM	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia

F-
20

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	—	66.75	66.75	—	66.75	66.75	Mexico
POSCO ChengDu Processing Center(*3)	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	100.00	100.00	—	—	—	—
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand

F-2
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	99.91	99.91	—	99.91	99.91	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	—	—	—
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	90.00	90.00	—	90.00	90.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	—	95.32	95.32	—	95.32	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	84.04	15.96	100.00	84.04	15.96	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	—	92.20	92.20	—	92.20	92.20	Indonesia

F-2
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
PT.MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	55.00	55.00	—	55.00	55.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan

F-2
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO(*3)	Steel manufacturing and sales	—	50.00	50.00	—	50.00	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V..	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	14.67	45.33	60.00	14.67	45.33	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine

F-2
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*1)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc.	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	60.00	60.00	—	60.00	60.00	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	100.00	100.00	—	100.00	100.00	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	100.00	100.00	—	100.00	100.00	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	100.00	100.00	—	100.00	100.00	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	100.00	100.00	—	100.00	100.00	Canada
POSCO FLOW (Shanghai) Co.,Ltd	Transporting	—	100.00	100.00	—	100.00	100.00	China
POSCO (BEIJING) Trading Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL ALASKA ENERGY LLC	Energy	—	—	—	—	100.00	100.00	USA

F-2
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)
		December 31, 2024			December 31, 2025
	Principal operations	POSCO HOLDINGS INC.	Subsidiaries	Total	POSCO HOLDINGS INC.	Subsidiaries	Total	Region
[Foreign]
POSCO FLOW VIETNAM CO., LTD	Logistics	—	—	—	—	100.00	100.00	Vietnam
PT. Prime Agri Resources(*2)	Food resources development	—	—	—	—	65.72	65.72	Indonesia

(*1)	Senex Holdings PTY LTD consists of 21 subsidiaries including Senex Energy Limited.
(*2)	PT. Prime Agri Resources includes 25 subsidiaries including PT. Prime Agri Resources.
(*3)
As of December 31, 2025, the entities are classified as consolidated subsidiaries since the Company has control over the investees although the Company’s percentage of ownership is 50% or less, considering the structure of the entities’ Board of Directors and others.

The controlling company’s interests in the subsidiaries decreased by
￦
15,440 million
(POSCO-HY
Clean Metal Co., Ltd. and others) and increased by
￦
35,662 million (POSCO FUTURE M CO.,LTD. and others) in 2024 and 2025, respectively, as a result of changes in the Company’s ownership interest in subsidiaries that did not result in a loss of control.
POSCO HOLDINGS INC. received dividends of

￦
441,113 million,
￦
1,403,415 million and
￦
946,248 million from its subsidiaries in aggregate in
2023,
2024 and 2025, respectively.
As of December 31, 2025, there are no significant restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:
1) As of and for the Year ended December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	￦	45,825,529	12,716,600	33,108,929	38,971,567	1,179,665
POSCO Eco & Challenge Co., Ltd.		8,402,626	5,061,423	3,341,203	9,463,944	198,412
POSCO STEELEON Co., Ltd.		529,525	174,724	354,801	1,132,510	32,276
POSCO DX Co., Ltd.		871,343	418,446	452,897	1,445,326	88,527
eNtoB Corporation		164,228	97,127	67,101	1,110,222	8,491
POSCO FUTURE M CO.,LTD.		5,756,556	3,327,874	2,428,682	4,457,201	32,140
POSCO M-TECH		154,927	39,170	115,757	341,410	4,868
POSCO INTERNATIONAL Corporation		12,565,027	7,170,143	5,394,884	28,536,917	632,519
POSCO MOBILITY SOLUTION		1,036,342	448,319	588,023	1,432,416	(24,265)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.		898,301	558,449	339,852	4,673	(34,198)
QSONE Co.,Ltd.(*1)		232,848	53,646	179,202	18,044	6,037

[Foreign]
POSCO America Corporation		153,900	7,980	145,920	12,231	16,690
POSCO AUSTRALIA PTY LTD(*2)		1,322,381	133,612	1,188,769	224,985	152,896
POSCO Asia Co., Ltd.		1,130,637	862,642	267,995	83,539	16,275
POSCO-CTPC Co., Ltd.		113,805	59,166	54,639	250,167	1,093
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.		936,933	459,269	477,664	3,359,087	(169,873)
POSCO (Thailand) Company Limited		185,280	82,456	102,824	440,532	(3,621)
Qingdao Pohang Stainless Steel Co., Ltd.		128,820	23,453	105,367	296,883	(13,362)

F-2
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	371,734	198,451	173,283	729,700	6,364
POSCO-China Holding Corp.	986,501	515,610	470,891	31,329	(22,326)
POSCO JAPAN Co., Ltd.	201,184	5,300	195,884	16,453	3,705
POSCO-India Pune Processing Center. Pvt. Ltd.	222,439	175,594	46,845	436,248	1,576
POSCO Japan PC CO.,LTD	335,780	254,557	81,223	623,375	9,079
POSCO-CFPC Co., Ltd.	296,489	229,961	66,528	843,934	1,900
POSCO MPPC S.A. de C.V.	521,303	415,819	105,484	934,346	(278)
POSCO-VIETNAM Co., Ltd.	309,476	299,054	10,422	737,530	(5,594)
POSCO MEXICO S.A. DE C.V.	726,121	500,597	225,524	846,600	(8,530)
POSCO Thainox Public Company Limited	433,638	100,506	333,132	551,000	(4,170)
POSCO Center Beijing	427,898	246,190	181,708	37,028	5,623
POSCO COATED STEEL (THAILAND) CO., LTD.	307,619	220,259	87,360	386,992	1,459
POSCO INTERNATIONAL AMARA Co., Ltd.	306,105	400,124	(94,019)	33,288	(21,723)
POSCO VST CO., LTD.	251,525	196,382	55,143	547,889	(36,723)
POSCO Maharashtra Steel Private Limited	1,319,232	791,431	527,801	1,763,374	58,669
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	344,678	251,870	92,808	896,860	13,268
POSCO Vietnam Processing Center. Co.,Ltd	238,694	127,038	111,656	577,064	7,003
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	99,186	48,858	50,328	229,524	3,718
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	434,496	127,087	307,409	395,261	8,993
PT. KRAKATAU POSCO ENERGY	263,986	94,202	169,784	34,158	13,895
POSCO INTERNATIONAL AMERICA CORP.	629,533	473,572	155,961	2,282,133	29,445
POSCO INTERNATIONAL Deutschland GMBH	400,762	384,113	16,649	946,974	3,413
POSCO INTERNATIONAL JAPAN CORP.	895,043	744,065	150,978	2,939,318	27,022
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	294,527	280,090	14,437	3,025,822	7,452
POSCO INTERNATIONAL ITALIA S.R.L.	226,148	209,374	16,774	777,756	1,498
PT. KRAKATAU POSCO	3,475,929	2,747,948	727,981	3,130,551	65,827
POSCO ASSAN TST STEEL INDUSTRY	471,071	456,913	14,158	416,096	(73,032)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	152,896	135,087	17,809	251,884	(3,025)
POSCO Argentina S.A.U.	1,658,879	542,525	1,116,354	—	(73,807)
POSCO-MKPC SDN BHD	132,043	59,916	72,127	244,754	8,770
Senex Holdings PTY LTD(*2)	1,623,493	802,259	821,234	246,493	14,239

(*1)	The sales and net income occurred after the inclusion as a subsidiary.
(*2)
Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

2)	As of and for the Year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	￦	45,681,401	12,574,873	33,106,528	37,556,523	901,542
POSCO Eco & Challenge Co., Ltd.		7,409,590	3,987,205	3,422,385	9,933,169	93,873
POSCO STEELEON Co., Ltd.		530,860	154,751	376,108	1,175,769	32,358
POSCO DX Co., Ltd.		871,043	356,499	514,543	1,440,386	86,759

F-2
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
eNtoB Corporation	186,221	116,120	70,101	1,018,894	4,683
POSCO FUTURE M CO.,LTD.	6,765,713	3,980,328	2,785,385	3,608,988	(222,038)
POSCO M-TECH	149,758	37,945	111,813	346,628	568
POSCO INTERNATIONAL Corporation	12,692,301	6,981,884	5,710,417	27,388,739	510,930
POSCO MOBILITY SOLUTION	957,411	406,888	550,523	1,179,247	(35,088)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	1,254,635	1,038,612	216,023	30,237	(122,852)
QSONE Co.,Ltd.	232,238	44,188	188,050	23,087	8,852

[Foreign]
POSCO America Corporation	182,232	8,496	173,737	13,260	6,839
POSCO AUSTRALIA PTY LTD(*1)	1,030,657	72,827	957,831	147,136	80,352
POSCO Asia Co., Ltd.	917,019	621,154	295,864	64,318	(8,867)
POSCO-CTPC Co., Ltd.	108,172	47,479	60,692	264,923	—
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,047,884	654,532	393,352	3,042,140	(129,933)
POSCO (Thailand) Company Limited	197,326	77,129	120,197	407,074	2,400
Qingdao Pohang Stainless Steel Co., Ltd.	135,759	33,597	102,162	211,357	(14,197)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	441,569	252,305	189,265	783,814	(2,773)
POSCO-China Holding Corp.	1,018,689	512,006	506,683	20,500	(17,866)
POSCO JAPAN Co., Ltd.	212,669	8,031	204,638	15,989	2,985
POSCO-India Pune Processing Center. Pvt. Ltd.	209,999	156,856	53,144	483,584	1,129
POSCO Japan PC CO.,LTD	352,915	262,886	90,028	615,346	6,430
POSCO-CFPC Co., Ltd.	331,811	257,870	73,941	980,637	(96)
POSCO MPPC S.A. de C.V.	661,110	536,852	124,258	1,008,224	3,709
POSCO-VIETNAM Co., Ltd.	350,524	337,418	13,106	835,631	1,136
POSCO MEXICO S.A. DE C.V.	749,960	475,331	274,629	999,807	16,243
POSCO Thainox Public Company Limited	512,321	115,149	397,172	576,912	14,948
POSCO Center Beijing	457,044	253,675	203,369	32,514	1,065
POSCO COATED STEEL (THAILAND) CO., LTD.	324,391	228,055	96,336	402,981	(3,165)
POSCO INTERNATIONAL AMARA Co., Ltd.	322,963	479,031	(156,068)	43,629	(45,325)
POSCO VST CO., LTD.	304,235	224,360	79,875	510,914	15,771
POSCO Maharashtra Steel Private Limited	1,471,597	695,297	776,300	1,785,238	180,957
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	424,014	310,883	113,131	1,003,522	9,669
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	89,444	31,260	58,184	209,207	2,339
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	466,488	142,002	324,486	423,938	(24,091)
PT. KRAKATAU POSCO ENERGY	296,566	89,437	207,130	34,777	12,578
POSCO INTERNATIONAL AMERICA CORP.	726,447	489,622	236,825	2,651,352	54,727
POSCO INTERNATIONAL Deutschland GMBH	503,928	488,965	14,963	1,099,624	(2,776)
POSCO INTERNATIONAL JAPAN CORP.	998,144	821,148	176,996	2,966,044	21,235
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	217,546	194,011	23,534	3,225,062	6,560
POSCO INTERNATIONAL ITALIA S.R.L.	291,810	271,429	20,381	862,642	2,321
PT. KRAKATAU POSCO(*1)	3,523,003	2,874,800	648,203	2,817,274	(168,700)
POSCO ASSAN TST STEEL INDUSTRY	568,566	568,513	53	503,646	(23,238)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	204,257	192,542	11,715	347,192	(7,963)
POSCO Argentina S.A.U.	2,786,535	1,260,950	1,525,585	3,203	(128,649)
POSCO-MKPC SDN BHD	164,150	72,783	91,367	257,822	7,271
Senex Holdings PTY LTD(*1)	2,269,190	910,149	1,359,041	268,350	16,389

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

F-2
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	As of and for the Year ended December 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity	Revenue	Profit (loss)
[Domestic]
POSCO	￦	45,022,297	11,113,310	33,908,987	35,010,837	1,187,860
POSCO Eco & Challenge Co., Ltd.		8,172,206	5,276,507	2,895,699	6,591,563	(517,983)
POSCO STEELEON Co., Ltd.		479,864	105,249	374,615	1,093,989	14,436
POSCO DX Co., Ltd.		814,795	253,134	561,661	1,046,633	52,384
eNtoB Corporation		163,126	90,342	72,784	995,642	4,404
POSCO FUTURE M CO.,LTD.		7,828,096	3,927,339	3,900,757	2,689,403	31,815
POSCO M-TECH		155,483	41,231	114,252	357,432	1,411
POSCO INTERNATIONAL Corporation		13,725,392	7,931,430	5,793,962	26,956,598	513,830
POSCO MOBILITY SOLUTION		930,712	376,195	554,517	1,182,165	2,104
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.		1,199,943	824,709	375,234	151,666	(241,325)
QSONE Co.,Ltd.		233,225	35,538	197,687	23,883	9,637

[Foreign]
POSCO America Corporation		177,414	7,388	170,026	12,387	1,103
POSCO AUSTRALIA PTY LTD(*1)		1,302,758	126,704	1,176,054	120,629	54,161
POSCO Asia Co., Ltd.		1,070,584	767,290	303,294	33,285	14,276
POSCO-CTPC Co., Ltd.		93,444	30,522	62,922	193,651	1,137
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.		1,017,825	828,674	189,151	2,459,184	(203,736)
POSCO (Thailand) Company Limited		181,303	51,750	129,553	460,933	2,683
Qingdao Pohang Stainless Steel Co., Ltd.		101,432	28,485	72,947	172,453	(29,916)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		367,922	168,201	199,721	697,007	6,927
POSCO-China Holding Corp.		899,827	394,606	505,221	26,683	(9,895)
POSCO JAPAN Co., Ltd.		464,652	259,140	205,512	332,192	3,042
POSCO-India Pune Processing Center. Pvt. Ltd.		219,226	156,960	62,266	561,938	13,138
POSCO Japan PC CO.,LTD		282,106	186,496	95,610	601,268	7,662
POSCO-CFPC Co., Ltd.		208,779	138,537	70,242	751,210	(4,810)
POSCO MPPC S.A. de C.V.		540,502	432,030	108,472	990,082	(12,703)
POSCO-VIETNAM Co., Ltd.		297,547	287,963	9,584	800,445	(3,180)
POSCO MEXICO S.A. DE C.V.		516,173	267,912	248,261	779,354	(19,631)
POSCO Thainox Public Company Limited		513,813	103,715	410,098	595,928	(2,639)
POSCO Center Beijing		429,839	225,133	204,706	29,728	(2,114)
POSCO COATED STEEL (THAILAND) CO., LTD.		323,171	210,452	112,719	447,580	9,970
POSCO INTERNATIONAL AMARA Co., Ltd.		312,345	486,621	(174,276)	53,994	(21,735)
POSCO VST CO., LTD.		307,026	242,985	64,041	588,177	(13,800)
POSCO Maharashtra Steel Private Limited		1,410,778	616,607	794,171	1,962,507	74,068
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED		449,056	328,739	120,317	1,038,388	15,473
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		89,376	29,251	60,125	155,217	1,417
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY		433,768	112,956	320,812	391,439	4,037
PT. KRAKATAU POSCO ENERGY		297,226	79,844	217,382	36,099	15,052
POSCO INTERNATIONAL AMERICA CORP.		678,580	435,460	243,120	2,803,426	11,841
POSCO INTERNATIONAL Deutschland GMBH		535,776	517,285	18,491	1,265,871	1,897
POSCO INTERNATIONAL JAPAN CORP.		482,108	302,412	179,696	2,596,871	6,490
POSCO INTERNATIONAL SINGAPORE PTE. LTD.		377,452	351,911	25,541	3,394,333	2,545
POSCO INTERNATIONAL ITALIA S.R.L.		353,864	328,875	24,989	848,468	2,395
PT. KRAKATAU POSCO(*1)		3,233,243	2,656,952	576,291	2,627,285	(55,749)

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)
Company	Assets	Liabilities	Equity	Revenue	Profit (loss)
POSCO ASSAN TST STEEL INDUSTRY	528,879	545,403	(16,524)	578,928	(16,426)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	141,846	135,609	6,237	264,484	(5,152)
POSCO Argentina S.A.U.	3,024,213	1,860,335	1,163,878	64,359	(322,330)
POSCO-MKPC SDN BHD	157,680	54,285	103,395	244,146	5,895
Senex Holdings PTY LTD(*1)	2,706,285	1,137,655	1,568,630	392,218	28,069

(*1)
Summarized financial information of POSCO AUSTRALIA PTY LTD, PT. KRAKATAU POSCO and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

(d)	Details of non-controlling interests by entity, on a respective consolidated basis, as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:

1)	As of and for the year ended December 31, 2023

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.
Current assets	￦	8,077,260	2,411,881	6,379,394	661,856
Non-current assets		8,540,488	3,922,712	2,357,217	227,952
Current liabilities		(6,275,479)	(1,396,408)	(4,713,198)	(421,367)
Non-current liabilities		(3,717,507)	(2,326,719)	(610,218)	(6,991)
Equity		6,624,762	2,611,466	3,413,195	461,450
Non-controlling interests		1,121,823	666,420	1,483,382	149,812
Revenue		33,132,821	4,759,871	10,095,060	1,485,876
Profit for the period		680,419	4,435	176,827	92,128
Profit attributable to non-controlling interests		141,618	25,365	89,042	30,506
Cash flows from operating activities		1,076,436	(444,846)	(294,596)	21,821
Cash flows from investing activities		(27,128)	(1,031,418)	318,890	19,264
Cash flows from financing activities		(1,225,373)	1,591,574	78,748	(12,975)
Effect of exchange rate fluctuation on cash held		15,222	(7,111)	1,444	39
Net increase (decrease) in cash and cash equivalents		(176,065)	108,199	104,487	28,148

2)	As of and for the year ended December 31, 2024

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.
Current assets	￦	8,268,175	2,112,748	5,253,321	676,688
Non-current assets		9,068,151	5,819,711	2,448,945	215,765
Current liabilities		(6,659,697)	(1,570,070)	(3,304,067)	(355,027)
Non-current liabilities		(3,327,166)	(3,041,884)	(892,031)	(11,528)
Equity		7,349,463	3,320,505	3,506,168	525,898
Non-controlling interests		1,089,512	700,123	1,495,379	169,964
Revenue		32,340,793	3,699,944	10,239,966	1,473,291
Profit (loss) for the period		503,410	(231,338)	108,682	88,599
Profit (loss) attributable to non-controlling interests		104,424	(78,781)	66,458	29,331
Cash flows from operating activities		876,881	670,850	13,430	97,800
Cash flows from investing activities		(846,138)	(1,810,360)	(76,358)	(12,603)
Cash flows from financing activities		(176,074)	1,375,379	(360,662)	(17,219)
Effect of exchange rate fluctuation on cash held		65,672	18,768	14,878	1,039
Net increase (decrease) in cash and cash equivalents		(79,659)	235,869	(408,712)	69,017

F-
30

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	As of and for the year ended December 31, 2025

(in millions of Won)	POSCO INTERNATIONAL Corporation		POSCO FUTURE M Co., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.
Current assets	￦	7,555,975	2,170,138	5,983,732	611,990
Non-current assets		11,197,035	6,973,758	2,411,581	222,402
Current liabilities		(6,612,176)	(1,658,341)	(3,995,466)	(251,651)
Non-current liabilities		(4,328,180)	(2,973,477)	(1,390,467)	(10,180)
Equity		7,812,654	4,512,078	3,009,380	572,561
Non-controlling interests		989,277	969,142	1,290,254	185,187
Revenue		32,373,604	2,938,698	6,795,197	1,075,175
Profit (loss) for the period		636,802	36,522	(499,626)	52,624
Profit (loss) attributable to non-controlling interests		42,727	17,039	(100,303)	6,595
Cash flows from operating activities		1,941,539	(33,577)	(950,239)	145,951
Cash flows from investing activities		(1,329,738)	(1,726,808)	444,649	(6,201)
Cash flows from financing activities		(465,306)	1,430,280	933,357	(21,378)
Effect of exchange rate fluctuation on cash held		(30,393)	5,730	(11,658)	(602)
Net increase (decrease) in cash and cash equivalents		116,102	(324,375)	416,109	117,770

(e)	Details of associates and joint ventures

1)	Associates

		Ownership (%)		Region
Investee	Category of business	2024	2025
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
KONES, Corp.(*4)	Technical service	27.41	—	—
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Gunggi Green Energy(*1)	Electricity generation	19.00	19.00	Hwaseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(*1)	Machinery manufacturing	18.76	18.76	Hwaseong
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(*1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Growth Ladder IP Fund(*3)	Investment in new technologies	17.86	—	—
Pohang E&E Co., LTD	Investment in waste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	20.00	20.00	Pohang
Posco Culture Contents Fund	Investment in new technologies	31.68	31.68	Seoul
PCC Amberstone Private Equity Fund 1(*1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(*1)	Investment in new technologies	15.87	15.84	Seoul
POSCO 4th Industrial Revolution Fund(*1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(*1)	Lime and plaster manufacturing	19.00	19.00	Gwangyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	29.48	29.48	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul

F-3
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)		Region
Investee	Category of business	2024	2025
[Domestic]
Pocheon-Hwado Highway Corp.	Investment in Expressway	27.89	27.89	Incheon
INNOPOLIS Job Creation Fund II(*1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Power Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(*1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(*1)	Investment in new technologies business	16.67	16.67	Seoul
PCC-Conar No.1 Fund(*1)	Investment in new technologies business	14.88	14.88	Pohang
HYOCHUN Co., Ltd(*1)	Screen door operation	18.00	18.00	Seoul
IBKC-PCC 1st Fund(*1)	Investment in new technologies business	18.18	18.18	Pohang
PCC-Woori LP secondary Fund(*1)	Investment in new technologies business	18.85	18.85	Pohang
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(*1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(*1)	Investment in new technologies business	8.77	8.77	Pohang
Energy Innovation Fund I(*1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
G&G Technology Innovation Fund No.1(*1)	Investment in new technologies business	13.97	13.97	Seongnam
PCC-KAI Secondary I Fund(*1)	Investment in new technologies business	19.12	19.14	Seoul
2021 PCC Bio New Technology Fund(*1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(*1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(*1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(*1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(*1)	Investment in new technologies business	0.91	0.91	Pohang
Consus OS Private Real Estate Fund 2	Real estate development	50.00	50.00	Seoul
C&P Advanced Material Technology Co., Ltd.	Precursor manufacturing and sales	20.00	20.00	Pohang
P&O Chemical Co., Ltd(*4)	Chemical production	51.00	—	—
FEWM CO., LTD.(*2)	Industrial gas production	—	40.00	Yongin
Gyeongbuk-Posco Innovative growth Venture Fund(*2)	Investment in new technologies business	—	24.73	Seoul

[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
PT. Wampu Electric Power	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Power(*1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(*1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia

F-3
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

		Ownership (%)		Region
Investee	Category of business	2024	2025

[Foreign]
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(*1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(*1)	Steel manufacturing and sales	17.26	17.26	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(*1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.05	22.05	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Power Company Limited(*4)	Electricity generation	30.00	—	—
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.(*4)	Steel processing and sales	26.00	—	—
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(*4)	Medicine production	3.42	—	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.(*4)	Financial Holdings	30.00	—	—
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	24.32	24.32	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	13.00	13.00	China
Black Rock Mining LTD(*1)	Mining	10.07	7.45	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(*1)	Artificial Graphite manufacturing	12.85	10.12	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(*1)	Steel processing and sales	17.50	17.50	China
AJI Marketing and Sales, LLC(*3)	Coal sales	22.05	—	—
M RES NSW HCC II Pty Ltd(*2)(*5)	Mining	—	92.31	Australia
POSCO FLOW Holdings(Thailand) Co., Ltd(*2)	Logistics	—	49.00	Thailand
Posco Flow(Thailand) Co., Ltd(*2)	Logistics	—	49.00	Thailand

(*1)	The Company has determined that it has significant influence even though the Company’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2025, the entities were included as associates.
(*3)	During the year ended December 31, 2025, the entity was excluded from associates due to liquidation.

F-3
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*4)	During the year ended December 31, 2025, the entities were excluded from associates due to sale of interest.
(*5)
Although the Company holds a majority equity interest as of December 31, 2025, it has determined that it has significant influence considering its representation on the board of directors, and thus classified it as an investment in an associate.

2)	Joint ventures
Details of joint ventures as of December 31, 2024 and 2025 are as follows:

		Ownership (%)
Investee	Category of business	2024	2025	Region
[Domestic]
POSCO MC MATERIALS	Steel processing and sales	60.00	60.00	Gwangyang
SNNC	Raw material manufacturing and sales	49.00	49.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
FLOW K CO., Ltd.(*1)	Logistics and warehousing	40.00	—	—
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY	Nickel smelting	49.00	49.00	Indonesia
Hydrogen Duqm LLC	Green hydrogen/Ammonia product business development	44.80	44.80	Oman
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia

(*1)	The entity was reclassified as a subsidiary during the year ended December 31, 2025 as a result of the acquisition of additional equity interest.

F-3
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(f)	New subsidiaries
Consolidated subsidiaries acquired or newly established during the year ended December 31, 2025 are as follows:

Company	Date of addition	Ownership (%)	Reason
POSCO DEEPTECH IP FUND	June 2025	60.00	New establishment
FUTURE GRAPH CO., LTD.	June 2025	100.00	New establishment
CHEMGAS KOREA CO.,LTD	July 2025	100.00	Acquisition
POSCO-EVER NEW MEDICAL Investment Fund	July 2025	60.00	New establishment
POSCO Stainless Precision & Processing	August 2025	100.00	New establishment
POSCO INTERNATIONAL CVC 1st Fund	August 2025	100.00	New establishment
POSCO CVC 1st Fund	August 2025	100.00	New establishment
New Zero 2nd Co., Ltd.	September 2025	100.00	Acquisition
POSCO DX CVC 1st Fund	September 2025	100.00	New establishment
POSCO Group AC Fund I	September 2025	100.00	New establishment
POSCO Safety Solution	September 2025	100.00	New establishment
Startup Korea Posco group Openinnovation Fund	November 2025	70.00	New establishment
POSCO INTERNATIONAL ALASKA ENERGY LLC	November 2025	100.00	New establishment
FLOW K CO., Ltd.	November 2025	70.00	Transfer from associate to subsidiary
POSCO FLOW VIETNAM CO., LTD	December 2025	100.00	New establishment
PT. Prime Agri Resources	December 2025	65.72	Acquisition

(g)	Loss of control
Subsidiaries for which the Company has lost control during the year ended December 31, 2025 are as follows:

Company	Date of exclusion	Reason
SANPU TRADING Co., Ltd.	May 2025	Liquidation
New Energy Hub	June 2025	Merger
POSCO CNGR Nickel Solution	July 2025	Liquidation
POSCO E&C Vietnam Co., Ltd.	August 2025	Divestiture
SK SOLRA POWER GENERATION COPORATION	August 2025	Divestiture
POSCO (Suzhou) Steel Processing Center Co., LTD	October 2025	Liquidation
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD	December 2025	Divestiture
Mastern No.123 Yeoju Samgyo PFV CO., Ltd	December 2025	Divestiture
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA	December 2025	Liquidation
Consus Private Real Estate Fund 2	December 2025	Liquidation
Consus Pf Private Real Estate Fund No.2	December 2025	Liquidation

2.	Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board.
The consolidated financial statements were authorized for issuance by management on April 2
9
, 2026.

F-3
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets
Functional and presentation currency
The financial statements of POSCO HOLDINGS INC. and its subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.
Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
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
As of December 31, 2024 and 2025

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
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS Accounting Standards including the level in the fair value hierarchy in which such valuation techniques should be classified.
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
Changes in Accounting Policies
Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2025 described below, the accounting policies applied by the Company in the consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2025.

F-3
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(a)	Amendments to IAS No. 21: The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability
For annual reporting periods beginning on or after January 1, 2025,
Amendments to IAS No. 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability
specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments had no material impact on the Company’s consolidated financial statements.

(b)	Amendments to IFRS No. 17 Insurance Contracts: Disclosure of Estimation Techniques for Inputs Used in Measuring Insurance Contract
For annual reporting periods ending on or after December 31, 2025,
Amendments to IFRS No. 17 Insurance Contracts
introduce additional disclosure requirements. In certain circumstances, an entity may have insufficient historical data or experience available for specific insurance products. In such cases, insurance-related laws or regulations may require the application of principle-based estimation techniques. Where the estimation techniques used by the entity to determine inputs applied in the measurement of insurance contracts differ from the principle-based estimation techniques required by applicable insurance-related regulations, and the entity concludes that information about such differences is relevant and material to users of the financial statements, the entity is required to disclose the following information:

•
the estimation techniques for inputs used based on significant judgments by the entity including the basis for those judgments and how they differ from the principle-based estimation techniques required by applicable regulations; and

•
the effects on the estimates of future cash flows, the contractual service margin, insurance revenue and insurance service expenses that would arise if the principle-based estimation techniques required by applicable regulations had been applied.

However, these amendments are effective only until the annual reporting period ending on December 31, 2029. The amendments had no material impact on the Company’s consolidated financial statements.

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

F-3
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

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

F-4
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years
Borrowing costs
The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured, or otherwise produced, over a short period of time, are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.
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
Exploration for and evaluation of mineral resources
POSCO HOLDINGS INC. is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration and evaluation assets or development assets under intangible assets. The nature of these intangible assets are as follows:

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
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

The Company leases out its investment properties. The Company classifies these leases as operating leases. The Company recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.
The Company provides subleases for assets such as vessels and others.
Impairment of financial assets
The Company recognizes loss allowance for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts.

(a)	Judgments on credit risk
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
Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the expected credit loss is charged to profit or loss, and the loss allowance is presented as other comprehensive income.

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
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.
Emission rights
The Company accounts for greenhouse gas emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission
which became effective in Korea in 2015.

(a)	Greenhouse Gas Emission Right
Greenhouse Gas Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.
Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses. The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to the government when the future economic benefits are no longer expected to be probable.

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
As of December 31, 2024 and 2025

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
As of December 31, 2024 and 2025

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
Income taxes
The Company recognizes interest and penalties related to income taxes as if it is applicable to the income taxes, the Company applies IAS No. 12
Income Taxes
, if it is not applicable to the income taxes, the Company applies IAS No. 37
Provisions, Contingent Liabilities and Contingent Assets
.
The controlling company applies the consolidated tax return system, which treats the controlling company and its subsidiaries economically integrated as a single taxable unit, combining their incomes to pay income taxes.

(a)	Current income tax
By applying the consolidated tax return system, the Company calculates the current income tax of the consolidated tax entity, including domestic subsidiaries that meet the criteria for consolidated taxation under the Corporate Tax Act, and records the corresponding amount as the Company’s current

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

income tax liability subject to payment. The current income tax is calculated based on the taxable income of the current period. Taxable income differs from profit before income tax as reported in the consolidated statement of comprehensive income as it excludes income and expenses that will be included in or deducted from taxable income in other tax periods, as well as non-taxable income and non-deductible expenses. Unpaid income taxes related to the Company’s current income tax are calculated using enacted or substantively enacted tax rates.
Current income tax assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

(b)	Deferred income tax
When measuring deferred tax assets and liabilities, the tax effects are reflected based on the expected manner in which the Company will recover or settle the carrying amounts of related assets and liabilities at the end of the reporting period. For temporary differences related to investments in subsidiaries and associates, deferred tax liabilities are recognized for all temporary differences unless the Company controls the timing of their reversal and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences are recognized when it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized. However, deferred tax is not recognized for temporary differences arising from the initial recognition of goodwill or transactions that are not business combinations and do not affect accounting profit or taxable income at the time of the transaction.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of related taxable temporary differences. If taxable temporary differences are insufficient to fully recognize deferred tax assets, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the Company’s business plan. The carrying amount of deferred tax assets is reviewed at the end of each reporting period, and reduced when it is no longer probable that sufficient taxable profits will be available to utilize the benefits of the deferred tax assets.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred tax assets and liabilities if and only if the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority, and it has a legally enforceable right to set off the recognized amounts and intends to settle current tax assets and liabilities on a net basis.
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
As of December 31, 2024 and 2025

Segment results that are reported to the CEO include items directly attributable to a segment and items allocated on a reasonable basis.
Profit or loss is the measure of segment profitability used by the CODM to assess performance and allocate resources of the segments.
With regard to Construction segment of the Infrastructure business, segment profit and loss is determined in accordance with IFRS Accounting Standards except that revenues and expenses from the development and sale of certain residential real estates are determined by reference to the stage of completion, while in the consolidated financial statements, they are recognized when the title to the real estates is transferred to the buyer.
For the other segments, segment profit and loss is determined in accordance with IFRS Accounting Standards without any allocation of corporate expenses.
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

F-5
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(a)	Amendments to IFRS No. 9 Financial Instruments and IFRS No. 7: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments
The amendments to IFRS No. 9
Financial Instruments
and IFRS No. 7
Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments
include the following:

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

(b)	Annual Improvements to IFRS—Volume 11
Annual Improvements to IFRS—Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to IFRS No. 1 First-time adoption of IFRS: Hedge accounting by a first-time adopter

•	Amendments to IFRS No. 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to IFRS No. 9 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to IFRS No. 10 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Amendments to IFRS No. 7 Statement of Cash Flows: Cost Method
The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

(c)	Amendments to IFRS No. 9 Financial Instruments and IFRS No. 7 Financial Instruments: Disclosures —Contracts Referencing Nature-dependent Electricity
Amendments to IFRS No. 9 and IFRS No. 7 relating to contracts referencing nature-dependent electricity have been issued. The key amendments are as follows:

•	clarify the application of the ‘own-use’ requirements for in-scope contracts;

F-5
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

•	amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts

•	add new disclosure requirements to enable investors to understand the effects of these contracts on the entity’s financial performance and cash flows.
The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments related to the ‘own-use exception’ are to be applied retrospectively, while the amendments relating to hedge accounting are to be applied prospectively to new hedge relationships designated after the date of initial application. In addition, the disclosure amendments in IFRS No. 7 shall be applied together with the amendments to IFRS No. 9. If an entity does not restate comparative information, it cannot present comparative disclosures.
The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

(d)	IFRS No. 18 Presentation and Disclosure in Financial Statements
IFRS No. 18
Presentation and Disclosure in Financial Statements
, which replaces IFRS No. 1
Presentation of Financial Statements
, has been issued. IFRS No. 18 introduces new requirements for the presentation of the statement of profit or loss, including specified totals and subtotals. In addition, an entity is required to classify all income and expenses in the statement of profit or loss into one of five categories: operating, investing, financing, income taxes, and discontinued operations, whereof the first three are new. The standard requires the disclosure of newly defined management-defined
performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
In addition, narrow-scope amendments have been made to IAS No. 7
Statement of Cash Flows
, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.
IFRS No. 18 and the related amendments to other standards will be effective for the annual periods beginning on or after January 1, 2027. Early adoption is permitted but will need to be disclosed. IFRS No. 18 is to be applied retrospectively upon initial application.
The Company is currently assessing the impact of these amendments on its consolidated financial statements and the related notes. Items expected to have a material impact on the Company’s consolidated financial statements upon initial application include the following:

•
Rental income, changes in fair value from investment property, and share of profit (loss) of equity-accounted
investees will be classified within the investing category in the statement of comprehensive income.

•	Foreign exchange differences will be classified in the same category as the income and expenses of the item giving rising to those differences.

•	The following new disclosures will be required:

(a)	Management-defined performance measures (MPMs);

F-5
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Specified expense by nature if expenses are presented by function in the operating category of the statement of comprehensive income; and

(c)	A reconciliation for each line item in the statement of comprehensive income between the restated amounts presented applying IFRS No. 18 and the amounts previously presented applying IAS No. 1.

•	In the statement of cash flows, interest received and interest paid will be classified as investing activities and financing activities, respectively.

4.	Financial risk management
The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk
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
As of December 31, 2024 and 2025

risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.
The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade accounts and notes receivables and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.
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
The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management

F-5
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

specific to various characteristics of different segments. Entities in the Steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings related to investment in overseas when their maturities come.
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
Net
borrowing-to-equity
ratio as of December 31, 2024 and 2025 is as follows:

(in millions of Won)	2024		2025
Total borrowings	￦	25,997,367	28,492,000
Less: Cash and cash equivalents		6,767,898	7,049,800

Net borrowings		19,229,469	21,442,200
Total equity		61,442,768	62,392,712

Net borrowings-to-equity ratio		31.30%	34.36%

F-5
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

5.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Cash	￦	9,189	8,449
Demand deposits and checking accounts		2,220,202	2,193,991
Time deposits		1,908,284	1,994,158
Other cash equivalents		2,630,223	2,853,202

	￦	6,767,898	7,049,800

As of December 31, 2024 and 2025, cash and cash equivalents of subsidiaries of the Company, such as POSCO amounting to
￦
46,650 million and
￦
339,064 million, respectively, are restricted.

6.	Trade Accounts and Notes Receivable
Trade accounts and notes receivable as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Trade accounts and notes receivable	￦	9,654,809	10,133,140
Due from customers for contract work		1,488,180	1,580,558
Less: Allowance for doubtful accounts		(321,501)	(529,724)

	￦	10,821,488	11,183,974

Non-current
Trade accounts and notes receivable	￦	72,387	64,902
Less: Allowance for doubtful accounts		(44,608)	(45,194)

	￦	27,779	19,708

The Company discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the years ended December 31, 2024 and 2025. This transaction is a transaction with recourse right because the Company is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of December 31, 2024 and 2025, the book value of the trade accounts receivable from the transaction is
￦
119,076 million and
￦
136,758

million, respectively, and the amount is included in the short-term borrowings.

F-5
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

7.	Other Receivables

(a)	The details of other receivables as of December 31, 2024 and 2025, are as follows:

(in millions of Won)	2024		2025
Current
Short-term loans	￦	375,244	348,621
Other accounts receivable		1,671,039	1,276,332
Accrued income		293,985	341,802
Deposits		80,007	106,612
Others		28,480	36,209
Lease receivables		18,224	14,432
Less: Allowance for doubtful accounts		(205,656)	(203,323)

	￦	2,261,323	1,920,685

Non-current
Long-term loans(*1)	￦	1,247,255	1,369,527
Other accounts receivable		192,736	461,676
Accrued income		189,565	183,455
Deposits		142,698	141,782
Lease receivables		76,680	65,676
Less: Allowance for doubtful accounts		(542,605)	(586,863)

	￦	1,306,329	1,635,253

(*1)	The Company recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.
(b) The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2024		2025
Pohang University of Science and Technology	Lease contract	￦	7,429	7,267
Korea Business Angels Association	Lease contract		2,162	1,562
HEUNG-A SHIPPING CO., LTD.	4 Tankers		45,179	43,558
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		40,134	27,721

		￦	94,904	80,108

F-5
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	As of December 31, 2024 and 2025, total lease investment and net lease investment are as follows:

(in millions of Won)	2024		2025
Less than 1 year	￦	19,051	15,298
1 year - 3 years		31,805	23,072
3 years - 5 years		9,848	14,067
Over 5 years		68,527	55,424

Undiscounted lease payments		129,231	107,861
Unrealized interest income		(34,327)	(27,753)

Present value of minimum lease payment	￦	94,904	80,108

8.	Other Financial Assets
Other financial assets as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Derivatives assets	￦	465,178	235,924
Debt securities		400,771	927,586
Deposit instruments(*1)		6,420,797	7,123,233
Short-term financial instruments(*1)		1,212,643	491,841

	￦	8,499,389	8,778,584

Non-current
Derivatives assets	￦	497,698	426,649
Equity securities(*2)		1,171,544	1,721,439
Debt securities		115,601	172,181
Other securities(*2)		762,177	696,148
Deposit instruments(*1)		24,631	44,425

	￦	2,571,651	3,060,842

(*1)	As of December 31, 2024 and 2025, financial instruments amounting to ￦ 386,816 million and ￦ 362,150 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)	As of December 31, 2024 and 2025, ￦ 182,862 million and ￦ 122,285 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

9.	Inventories

(a)	Inventories as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Finished goods	￦	2,741,236	2,754,668
Merchandise		1,166,464	1,247,922
Semi-finished goods		2,659,707	2,764,000
Raw materials		3,764,453	3,333,252
Fuel and materials		1,038,854	1,095,038
Construction inventories		236,492	281,618
Materials-in-transit		2,889,334	2,490,175
Others		118,391	169,010

		14,614,931	14,135,683

Less: Allowance for inventories valuation(*1)		(435,764)	(396,321)

	￦	14,179,167	13,739,362

(*1)	For the years ended December 31, 2023, 2024 and 2025, allowance for inventories valuation increased by ￦ 52,348 million, ￦ 77,832 million and decreased by ￦ 25,482 million, respectively.

(b)	The allowance for inventories valuation by item as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Finished goods	￦	187,902	158,268
Merchandise		14,288	7,255
Semi-finished goods		103,751	90,155
Raw materials		113,413	115,651
Fuel and materials		6,060	6,069
Construction inventories		6,420	7,989
Others		3,930	10,934

	￦	435,764	396,321

F-
60

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

10.	Assets Held for Sale
Details of assets held for sale as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024(*1,2)		2025
Asset
Cash and cash equivalents	￦	—	1,924
Trade accounts and notes receivable and other receivables		—	314
Other financial assets		604,439	7,276
Property, plant and equipment		4,319	10,361
Intangible assets		—	285
Others		—	7

	￦	608,758	20,167

Liability
Other payables	￦	—	3,419
Provisions		—	259

	￦	—	3,678

(*1)
During the year ended December 31, 2025, the Company disposed of the equity security of Nippon Steel Corporation amounting to
￦
467,796 million, which had been classified as assets held for sale during the year ended December 31, 2024, and recognized loss on disposal of assets held for sale of
￦
9,883 million.

(*2)
The equity securities of AES Mong Duong Power Co., Ltd. and Mong Duong Finance Holdings B.V, which had been classified as assets held for sale during the year ended December 31, 2024, were disposed of during the year ended December 31, 2025.

11.	Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Investments in associates	￦	1,632,386	1,844,618
Investments in joint ventures		3,106,407	3,135,535

	￦	4,738,793	4,980,153

F-6
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Details of investments in associates as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2024		2025
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	￦	473,093	￦	392,269	421,699
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		14,054	16,685
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		14,834	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,401	12,096
PCC Amberstone Private Equity Fund 1(*2)	3,077,195,168	8.80		3,077		6,181	2,791
Others(*1)						122,688	134,363

						562,427	604,828

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	50,082	25.04		87,962		279,349	263,375
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		426,276	411,602
AMCI (WA) PTY LTD	49	49.00		209,664		68,478	162,606
KOREA LNG LTD.	2,400	20.00		135,205		25,622	19,524
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		17,680	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		10,713	11,994
M RES NSW HCC II Pty Ltd(*3)	72,000,000	92.31		104,511		—	101,884
Others(*1)						241,841	252,322

						1,069,959	1,239,790

					￦	1,632,386	1,844,618

(*1)	As of December 31, 2024 and 2025, investments in associates amounting to ￦ 452,614 million and ￦ 486,995 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)
As of December 31, 2025, the entity is classified as an investment in associates since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(*3)
As of December 31, 2025, the entitiy is classified as an investment in an associate as the Company is considered to have significant influence based on the composition of the Board of Directors although the Company’s ownership interest is more than a majority.

F-6
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Details of investments in joint ventures as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Book value
Company					2024		2025
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	￦	115,680	￦	153,839	146,038
SNNC	18,130,000	49.00		90,650		38,046	2,364
Others						10,042	12,702

						201,927	161,104

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,397,824	1,441,376
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		477,898	466,492
KOBRASCO	2,010,719,185	50.00		32,950		119,820	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		126,906	132,616
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		578,604	649,462
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		179,841	134,404
Others						23,587	23,138

						2,904,480	2,974,431

					￦	3,106,407	3,135,535

(*1)	As of December 31, 2024 and 2025, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

F-6
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(d)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)
Company	December 31, 2023 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2024 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	323,521	25,680	(10,993)	54,140	(79)	392,269
SNNC		100,692	—	—	(61,898)	(748)	38,046
Chun-cheon Energy Co., Ltd		15,040	—	—	1,807	(2,793)	14,054
Pocheon-Hwado Highway Corp.		23,998	—	—	(9,164)	—	14,834
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,967	—	—	(384)	(1,182)	12,401
PCC Amberstone Private Equity Fund 1		8,904	175	(490)	(484)	(1,924)	6,181
POSCO MC MATERIALS		155,748	—	(1,800)	403	(512)	153,839
Others		150,985	12,362	(4,999)	(6,802)	(18,816)	132,730

		792,855	38,217	(18,282)	(22,382)	(26,054)	764,354

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		287,282	—	(64,208)	45,923	10,352	279,349
AES Mong Duong Power Company Limited(*2)		230,699	—	(34,821)	(82,075)	(113,803)	—
9404-5515 Quebec Inc.		346,724	—	(17,764)	35,241	62,075	426,276
AMCI (WA) PTY LTD		60,225	—	—	(5,127)	13,380	68,478
NCR LLC		253,121	4,275	—	(266,425)	9,029	—
KOREA LNG LTD.		58,759	—	(17,829)	17,714	(33,022)	25,622
Nickel Mining Company SAS		87,967	—	—	(94,353)	6,386	—
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		105,300	—	—	(117,143)	11,843	—
PT. Wampu Electric Power		15,632	—	(1,764)	1,238	2,574	17,680
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,642	—	—	573	1,498	10,713
Roy Hill Holdings Pty Ltd		1,400,009	—	(284,541)	203,130	79,226	1,397,824
POSCO-NPS Niobium LLC		419,192	—	(29,225)	29,336	58,595	477,898
KOBRASCO		99,768	—	(5,761)	37,914	(12,101)	119,820
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,001	—	(10,772)	14,207	12,470	126,906
DMSA/AMSA		16,572	—	—	(17,299)	727	—
PT NICOLE METAL INDUSTRY		284,351	247,824	—	(315)	46,744	578,604
HBIS-POSCO Automotive Steel Co., Ltd		208,765	—	—	(49,480)	20,556	179,841
Others		233,400	7,860	(26,222)	12,865	37,525	265,428

		4,227,409	259,959	(492,907)	(234,076)	214,054	3,974,439

	￦	5,020,264	298,176	(511,189)	(256,458)	188,000	4,738,793

(*1)
Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2024.

(*2)	During the year ended December 31, 2024, the Company determined to sell AES Mong Duong Power Company Limited and classified it as assets held for sale.

F-6
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	For the year ended December 31, 2025

(in millions of Won)
Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2025 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	392,269	17,509	(2,795)	7,595	7,121	421,699
SNNC		38,046	—	—	(35,826)	144	2,364
Chun-cheon Energy Co., Ltd		14,054	—	—	2,016	615	16,685
Pocheon-Hwado Highway Corp.		14,834	—	—	2,360	—	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,401	—	—	(306)	1	12,096
PCC Amberstone Private Equity Fund 1		6,181	—	(227)	(469)	(2,694)	2,791
POSCO MC MATERIALS		153,839	—	(3,000)	(5,072)	271	146,038
Others		132,730	25,597	(2,216)	(2,445)	(6,602)	147,064

		764,354	43,106	(8,238)	(32,147)	(1,144)	765,931

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(37,273)	57,362	(36,063)	263,375
9404-5515 Quebec Inc.		426,276	—	(21,180)	12,359	(5,853)	411,602
AMCI (WA) PTY LTD		68,478	—	—	95,188	(1,060)	162,606
KOREA LNG LTD.		25,622	—	(5,040)	5,192	(6,250)	19,524
PT. Wampu Electric Power		17,680	—	(1,708)	739	(228)	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	983	298	11,994
Roy Hill Holdings Pty Ltd		1,397,824	—	(213,794)	161,274	96,072	1,441,376
POSCO-NPS Niobium LLC		477,898	—	(44,955)	43,229	(9,680)	466,492
KOBRASCO		119,820	—	(22,955)	17,761	12,317	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	15,399	1,751	132,616
PT NICOLE METAL INDUSTRY(*2)		578,604	62,574	—	19,497	(11,213)	649,462
HBIS-POSCO Automotive Steel Co., Ltd		179,841	—	—	(47,669)	2,232	134,404
M RES NSW HCC II Pty Ltd		—	104,511	—	(2,210)	(417)	101,884
Others		265,428	3,088	(9,526)	2,953	13,518	275,461

		3,974,439	170,173	(367,871)	382,057	55,424	4,214,222

	￦	4,738,793	213,279	(376,109)	349,910	54,280	4,980,153

(*1)
Other increase (decrease) represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2025.

(*2)
For the year ended December 31, 2025, the Company acquired an additional investment in a joint venture amounting to
￦
62,574 million by participating in a capital increase of PT N
I
COLE METAL INDUSTRY for an investment in a nickel pyrometallurgical plant in Indonesia.

F-6
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows:

1)	As of and for the year ended December 31, 2024

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	4,770,385	4,013,505	756,880	596,497	177,922
SNNC		656,049	560,530	95,519	690,103	(127,233)
Chun-cheon Energy Co., Ltd		540,333	417,139	123,194	430,679	5,089
Pocheon-Hwado Highway Corp.		690,646	599,199	91,447	21,920	(29,582)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,663	2,968	11,695	—	(1,302)
PCC Amberstone Private Equity Fund 1		72,722	2,455	70,267	7	(5,508)
POSCO MC MATERIALS		385,270	127,335	257,935	226,376	1,217
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,634,345	518,743	1,115,602	409,790	183,392
AES Mong Duong Power Company Limited		1,758,256	922,268	835,988	460,672	118,071
9404-5515 Quebec Inc.		1,704,653	—	1,704,653	—	136,320
FQM Australia Holdings Pty Ltd		61,735	1,521,991	(1,460,256)	102,869	(396,146)
KOREA LNG LTD.		128,215	102	128,113	90,578	88,572
Nickel Mining Company SAS		519,560	282,321	237,239	237,102	(27,170)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		325,284	39,058	286,226	82,254	(7,139)
PT. Wampu Electric Power		209,725	124,359	85,366	19,133	6,191
POS-SeAH Steel Wire(Nantong) Co., Ltd.		98,919	58,972	39,947	139,499	2,145
Roy Hill Holdings Pty Ltd		10,460,434	2,356,265	8,104,169	7,179,077	2,038,555
POSCO-NPS Niobium LLC		955,592	—	955,592	—	57,722
KOBRASCO		282,087	43,052	239,035	118,408	74,690
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,180,532	699,775	480,757	1,595,656	56,830
DMSA/AMSA		3,364,786	3,468,220	(103,434)	694,120	(571,215)
HBIS-POSCO Automotive Steel Co., Ltd		1,024,831	645,671	379,160	518,808	(90,757)
PT NICOLE METAL INDUSTRY		818,168	25,039	793,129	—	(644)

F-6
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	As of and for the year December 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	￦	5,186,881	4,361,206	825,675	638,593	23,070
SNNC		553,862	531,702	22,160	767,857	(73,652)
Chun-cheon Energy Co., Ltd		505,987	382,416	123,571	363,995	377
Pocheon-Hwado Highway Corp.		683,282	584,471	98,811	24,289	7,364
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,340	2,694	10,646	1,050	(1,049)
PCC Amberstone Private Equity Fund 1		33,795	2,067	31,728	891	(5,329)
POSCO MC MATERIALS		349,737	104,830	244,907	205,386	(8,479)

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,445,230	393,409	1,051,821	462,017	229,086
9404-5515 Quebec Inc.		1,631,812	21	1,631,791	—	47,813
FQM Australia Holdings Pty Ltd		57,067	1,579,336	(1,522,269)	—	(96,001)
KOREA LNG LTD.		97,944	325	97,619	28,117	25,960
Nickel Mining Company SAS		491,050	303,284	187,766	187,021	(70,342)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		340,488	71,616	268,872	187,600	(21,282)
PT. Wampu Electric Power		190,896	111,514	79,382	19,108	3,693
POS-SeAH Steel Wire(Nantong) Co., Ltd.		99,974	55,384	44,590	151,451	3,814
Roy Hill Holdings Pty Ltd		11,118,720	2,625,843	8,492,877	7,209,853	1,641,837
POSCO-NPS Niobium LLC		932,780	—	932,780	—	79,937
KOBRASCO		276,085	22,804	253,281	54,101	35,522
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,272,968	769,371	503,597	1,455,502	61,595
DMSA/AMSA		875,900	1,692,942	(817,042)	856,215	(684,937)
HBIS-POSCO Automotive Steel Co., Ltd		964,614	679,930	284,684	625,983	(97,928)
PT NICOLE METAL INDUSTRY		1,073,184	172,335	900,849	701,059	40,197
M RES NSW HCC II Pty Ltd		109,139	3	109,136	—	(2,761)

(f)	The amounts of equity method losses not recognized due to the suspension of the application of the equity method to associates and join ventures for the year ended December 31, 2025 are as follows:

(in millions of Won)
Company	Beginning balance		Increase	Ending balance
New Songdo International City Development, LLC	￦	112,305	32,087	144,392
UITrans LRT Co., Ltd.		48,496	2,196	50,692
FQM Australia Holdings Pty Ltd		355,197	23,352	378,549
Nickel Mining Company SAS		—	29,608	29,608
Others		61,733	69,554	131,287

	￦	577,731	156,797	734,528

F-6
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

12.	Joint Operations
Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2025 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore Midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

13.	Investment Property
(a) Investment property as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024				2025
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	￦	876,549	(10,099)	866,450	804,839	(10,099)	794,740
Buildings		1,173,721	(230,870)	942,851	1,002,446	(249,975)	752,471
Structures		3,342	(1,587)	1,755	2,455	(1,245)	1,210
Right of use assets		188,397	(43,557)	144,840	191,677	(48,473)	143,204

	￦	2,242,009	(286,113)	1,955,896	2,001,417	(309,792)	1,691,625

The fair value of major investment properties is determined based on the assumptions and data used in the valuation by an independent appraiser with recognized professional qualifications, and the fair value of the investment properties as of December 31, 2025 is
￦
2,605,968 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss	Others(*2)	Ending
Land	￦	787,304	3,755	59,766	(47,137)	—	(215)	62,977	866,450
Buildings		655,786	1,782	355,155	(34,419)	(34,179)	(9,776)	8,502	942,851
Structures		1,873	—	—	—	(911)	—	793	1,755
Right of use assets		171,331	—	—	(107)	(6,547)	—	(19,837)	144,840

	￦	1,616,294	5,537	414,921	(81,663)	(41,637)	(9,991)	52,435	1,955,896

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

F-6
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2) For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	￦	866,450	163	(510)	—	—	(71,363)	794,740
Buildings		942,851	2,727	(607)	(21,147)	(2,553)	(168,800)	752,471
Structures		1,755	—	—	(909)	—	364	1,210
Right of use assets		144,840	1,464	(276)	(5,621)	—	2,797	143,204

	￦	1,955,896	4,354	(1,393)	(27,677)	(2,553)	(237,002)	1,691,625

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

14.	Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024					2025
	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Land	￦	3,353,019	(12,144)	(5,000)	3,335,875	3,700,385	(8,261)	(5,738)	3,686,386
Buildings		12,097,246	(6,808,735)	(7,543)	5,280,968	12,970,144	(7,164,018)	(12,286)	5,793,840
Structures		8,292,323	(4,431,766)	(34)	3,860,523	9,030,274	(4,739,870)	(31)	4,290,373
Machinery and equipment		58,845,673	(40,516,816)	(17,179)	18,311,678	60,640,317	(42,410,343)	(24,647)	18,205,327
Vehicles		433,218	(340,993)	(2,250)	89,975	502,658	(400,506)	(1,537)	100,615
Tools		609,799	(474,877)	(421)	134,501	623,466	(504,974)	(235)	118,257
Furniture and fixtures		911,525	(711,472)	(20)	200,033	993,990	(774,780)	(42)	219,168
Right of use assets		1,589,388	(618,754)	—	970,634	2,071,107	(696,780)	—	1,374,327
Bearer plants		203,433	(63,982)	—	139,451	588,892	(226,021)	—	362,871
Construction-in-progress		7,744,779	(180,824)	(40,765)	7,523,190	8,399,751	(207,727)	(50,368)	8,141,656

	￦	94,080,403	(54,160,363)	(73,212)	39,846,828	99,520,984	(57,133,280)	(94,884)	42,292,820

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2024 and 2025 were as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss(*2,3)	Others(*1)	Ending
Land	￦	3,290,244	20,523	(6,061)	—	(6,620)	37,789	3,335,875
Buildings		4,427,632	14,002	(11,137)	(346,334)	(67,797)	1,264,602	5,280,968
Structures		3,081,524	11,663	(4,497)	(306,017)	(15,328)	1,093,178	3,860,523
Machinery and equipment		16,539,192	179,457	(47,511)	(2,484,915)	(385,367)	4,510,822	18,311,678
Vehicles		79,595	17,353	(1,487)	(39,263)	(56)	33,833	89,975
Tools		128,865	28,731	(673)	(54,966)	(1,573)	34,117	134,501
Furniture and fixtures		189,887	27,966	(2,380)	(70,561)	(3,260)	58,381	200,033
Right of use assets		998,305	132,219	(18,706)	(177,475)	(1,994)	38,285	970,634
Bearer plants		137,331	—	(27)	(9,602)	—	11,749	139,451
Construction-in-progress		6,333,673	7,634,826	(3,482)	—	(128,119)	(6,313,708)	7,523,190

	￦	35,206,248	8,066,740	(95,961)	(3,489,133)	(610,114)	769,048	39,846,828

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
￦
307,911 million for assets that the recoverable amounts are less than their carrying amounts.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business combination(*1)	Disposals	Depreciation	Impairment loss(*2)	Others(*3)	Ending
Land	￦	3,335,875	33,702	218,786	(13,247)	—	(1,364)	112,634	3,686,386
Buildings		5,280,968	28,996	62,944	(35,868)	(403,394)	—	860,194	5,793,840
Structures		3,860,523	13,591	10,796	(103,544)	(330,278)	—	839,285	4,290,373
Machinery and equipment		18,311,678	107,319	23,146	(43,106)	(2,543,786)	(88,769)	2,438,845	18,205,327
Vehicles		89,975	9,538	19,921	(1,463)	(40,783)	(1,344)	24,771	100,615
Tools		134,501	23,288	—	(1,850)	(53,854)	(1)	16,173	118,257
Furniture and fixtures		200,033	30,487	4,818	(3,466)	(79,619)	—	66,915	219,168
Right of use assets		970,634	644,892	—	(43,705)	(202,668)	—	5,174	1,374,327
Bearer plants		139,451	—	249,352	(4,647)	(11,229)	—	(10,056)	362,871
Construction-in-progress		7,523,190	5,176,786	44,872	(8,941)	—	(44,175)	(4,550,076)	8,141,656

	￦	39,846,828	6,068,599	634,635	(259,837)	(3,665,611)	(135,653)	(196,141)	42,292,820

(*1)
For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were consolidated as subsidiaries, the Company included the resulting increase in property, plant and equipment in business combination.

F-
70

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*2)
For the year ended December 31, 2025, the Company estimated the recoverable amount of individual assets whose operation was suspended, such as Finex Plant no. 3, at their net fair value and recognized an impairment loss of
￦
69,988 million.

(*3)
Represents assets transferred from
construction-in-progress
to intangible assets and other property, plant and equipment, reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Weighted average expenditure	￦	3,585,047	4,016,832	3,740,288
Borrowing costs capitalized		126,260	193,093	148,383
Capitalization rate (%)		1.53 ~ 6.91	0.70 ~ 5.78	1.11 ~ 8.04

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2024 and 2025 are as follows:

(in millions of Won)		Book value
	Collateral right holder	2024		2025
Land	Korean Development Bank and others	￦	846,211	765,038
Buildings and structures	Korean Development Bank and others		1,303,216	1,275,029
Machinery and equipment	Korean Development Bank and others		1,828,174	2,319,098
Other property, plant and equipment	Korean Development Bank and others		34,614	650,904

		￦	4,012,215	5,010,069

As of December 31, 2025, assets pledged as collateral related to the Company’s borrowings and others amounting to
￦
5,320,753 million include investment properties and other assets such as right to use land.

F-7
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2024 and 2025 were as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation	Impairment loss	Others	Ending
Land	￦	363,789	1,542	(17,501)	(1,994)	3,082	348,918
Buildings and structures		151,366	58,116	(54,092)	—	(643)	154,747
Machinery and equipment		355,604	37,204	(47,797)	—	1,631	346,642
Vehicles		48,228	12,501	(20,291)	—	4,633	45,071
Ships		220,754	—	(24,684)	—	—	196,070
Others		29,895	22,856	(19,657)	—	(9,068)	24,026

	￦	1,169,636	132,219	(184,022)	(1,994)	(365)	1,115,474

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	￦	348,918	15,560	(16,154)	(22,092)	326,232
Buildings and structures		154,747	119,586	(55,532)	(25,018)	193,783
Machinery and equipment		346,642	29,687	(64,748)	20,540	332,121
Vehicles		45,071	15,832	(21,623)	1,489	40,769
Ships		196,070	264,508	(33,792)	—	426,786
Others		24,026	201,183	(16,440)	(10,929)	197,840

	￦	1,115,474	646,356	(208,289)	(36,010)	1,517,531

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Interest on lease liabilities	￦	41,109	48,887	63,586
Expenses related to short-term leases		52,486	53,944	38,639
Expenses related to leases of low-value assets		20,103	25,968	19,346

	￦	113,698	128,799	121,571

F-7
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

15. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2024 and 2025 are as follows:

	2024					2025
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	￦	1,722,390	(1,364,539)	—	357,851	2,191,311	(1,364,539)	—	826,772
Intellectual property rights		5,670,769	(2,423,252)	—	3,247,517	6,119,689	(2,744,031)	—	3,375,658
Membership		137,619	(1,511)	—	136,108	141,506	(2,268)	—	139,238
Development expense		742,816	(647,701)	(74)	95,041	903,361	(702,608)	—	200,753
Port facilities usage rights		681,530	(513,534)	—	167,996	681,530	(528,378)	—	153,152
Exploration and evaluation assets		276,599	(161,290)	—	115,309	322,795	(175,782)	—	147,013
Development assets		86,792	(81)	—	86,711	83,664	(323)	—	83,341
Customer relationships		859,035	(713,336)	—	145,699	871,650	(755,404)	—	116,246
Other intangible assets		1,240,979	(818,341)	(46)	422,592	1,283,895	(832,388)	(151)	451,356

	￦	11,418,529	(6,643,585)	(120)	4,774,824	12,599,401	(7,105,721)	(151)	5,493,529

(b)	Changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(* 2)	Ending
Goodwill	￦	403,172	—	282	—	—	(46,958)	1,355	357,851
Intellectual property rights		3,029,651	353,175	—	(240)	(272,730)	—	137,661	3,247,517
Membership(* 1)		138,184	1,716	—	(4,179)	(180)	29	538	136,108
Development expense		126,818	15,913	—	(22)	(63,684)	(692)	16,708	95,041
Port facilities usage rights		182,411	—	—	—	(14,415)	—	—	167,996
Exploratation and evaluation assets		163,446	21,024	—	—	—	—	(69,161)	115,309
Development assets		10,235	543	—	—	(76)	—	76,009	86,711
Customer relationships		196,895	—	—	—	(44,478)	—	(6,718)	145,699
Other intangible assets		463,972	118,563	—	(102,012)	(58,126)	(252)	447	422,592

	￦	4,714,784	510,934	282	(106,453)	(453,689)	(47,873)	156,839	4,774,824

F-7
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*1)	Estimated useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business combination(*3)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	￦	357,851	—	466,537	(461)	—	—	2,845	826,772
Intellectual property rights		3,247,517	377,414	—	(4)	(289,446)	(30,426)	70,603	3,375,658
Membership(*1)		136,108	7,243	—	(4,892)	(238)	(519)	1,536	139,238
Development expense		95,041	12,089	—	—	(50,481)	(6,124)	150,228	200,753
Port facilities usage rights		167,996	—	—	—	(14,844)	—	—	153,152
Exploratation and evaluation assets		115,309	44,097	—	(22)	—	(14,548)	2,177	147,013
Development assets		86,711	—	—	—	—	—	(3,370)	83,341
Customer relationships		145,699	—	—	—	(42,068)	—	12,615	116,246
Other intangible assets		422,592	162,142	88,338	(563)	(68,858)	(1)	(152,294)	451,356

	￦	4,774,824	602,985	554,875	(5,942)	(465,935)	(51,618)	84,340	5,493,529

(*1)	Estimated useful life of membership is indefinite.
(*2)
Represents assets transferred from
construction-in-progress
to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)
During the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were consolidated as subsidiaries, the Company included the resulting increase in goodwill and other intangible assets in business combination.

F-7
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	The Company’s cash generating units (CGUs) and carrying amounts of goodwill allocated to CGUs as of December 31, 2024 and 2025 are as follows:

(in millions of Won)		Total number of CGUs
Reportable segments		2024	2025	CGUs	2024		2025
Steel		9	9	CHEMGAS KOREA CO.,LTD.	￦	—	39,378
				POSCO Center Beijing		192	195
				Others		13,748	12,865
Infrastructure	Trading	5	6	POSCO INTERNATIONAL Corporation — Global Business Division(*1)		240,092	240,092
				POSCO INTERNATIONAL Corporation — Energy Division		26,471	26,471
				PT. Prime Agri Resources		—	425,529
				Others		8,205	9,374
	Construction	1	1	POSCO WIDE Co., Ltd		32,585	32,585
	Logistics and others	2	2	Shinan Green Energy Co., Ltd.		108	108
Rechargeable		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
Battery				Posco Silicon Solution Co., Ltd		27,542	31,155
Materials				Zhangjiagang Pohang Refractions Co., Ltd.		108	108
Others		—	1	Others		—	112

		20	22		￦	357,851	826,772

(*1)
The recoverable amount of POSCO INTERNATIONAL Corporation – Global Business Division, a subsidiary in the Infrastructure – Trading segment, is determined based on its value in use by an independent external valuer. As of December 31, 2025, the value in use is estimated by applying a
 5.51% (2024: 7.37%)
post-tax
discount rate to the future cash flows estimated based on management’s
5-year
business plan and terminal growth rate of 1.0% (2024: 1.0%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2025 as the recoverable amount exceeded the carrying amount of the CGU.

The value in use of the CGU is sensitive to key assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 1%, the value in use would have decreased by
￦
1,710,249 million or 16.93%. If the terminal growth rate decreases by 1%, the value in use would have decreased by
￦
472,760 million or 4.68%.
The Company believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed the recoverable amount of the CGU.

F-7
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

16.	Other Assets
Other assets as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Advance payments	￦	509,922	582,909
Prepaid expenses		259,145	186,066
Firm commitment asset		2,489	9,221
Others		15,387	35,326

	￦	786,943	813,522

Non-current
Long-term advance payments	￦	33,308	54,896
Long-term prepaid expenses		20,689	18,156
Others		79,687	62,631

	￦	133,684	135,683

17.	Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2024		2025
Short-term borrowings
Bank overdrafts	JP Morgan and others	January 2025~ December 2025	January 2026~ December 2026	3.40~6.20	￦	85,892	137,852
Short-term borrowings	HSBC and others	January 2025~ December 2025	January 2026~ December 2026	0.75~7.95		5,647,199	7,294,105

						5,733,091	7,431,957

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	December 2006~ December 2025	January 2026~ December 2026	1.00~8.50		1,323,002	1,302,568
Current portion of debentures	KB Securities co.,Ltd. and others	July 2019~ September 2024	January 2026~ September 2026	1.77~5.63		4,024,084	3,340,036
Less: Current portion of discount on debentures issued						(3,483)	(1,648)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September 2021	September 2026			39,053	44,509

						5,382,656	4,685,465

					￦	11,115,747	12,117,422

The issuance conditions of the exchangeable bonds issued by the Company are as follows.

F-7
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount(*1)	EUR 27,100,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	1) Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum
2) Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%
Exchange price(*2) (Won/share)	422,126
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, stock split, reverse stock split, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- In the event of a change of control of the controlling company
- Where the shares issued by the controlling company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out of the total face value of convertible bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid during the year ended December 31, 2025.

F-7
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(b)	Long-term borrowings, excluding current portion as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	Bank	Issuance date	Maturity date	Interest rate (%)	2024		2025
Long-term borrowings	Export-Import Bank of Korea and others	September 2001~ December 2025	January 2027~ December 2040	1.05 ~ 8.25	￦	4,868,703	6,605,336
Less: Present value discount						(51,173)	(49,101)
Debentures	KB Securities co.,Ltd. and others	July 2019~ October 2025	January 2027~ May 2035	1.77 ~ 8.40		10,108,600	9,859,696
Less: Discount on debentures issued						(44,510)	(41,353)

					￦	14,881,620	16,374,578

(c)
Assets pledged as collateral for the Company’s borrowings and other liabilities include investment property and right-of-use
assets (right to use land). The details of assets pledged as collateral as of December 31, 2025 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	￦	5,005,832	5,318,147
Trade accounts and notes receivable	Korea Development Bank and others		136,758	136,758
Financial instruments	Korea Development Bank and others		27,314	27,314
Cash equivalents	Shinhan Bank		272,631	272,631

		￦	5,442,535	5,754,850

F-7
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

18.	Other Payables
Other payables as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Accounts payable	￦	1,652,957	1,646,460
Accrued expenses		1,275,068	1,242,403
Dividend payable		4,182	4,598
Lease liabilities		161,601	180,424
Deposits withheld		370,063	332,620

	￦	3,463,871	3,406,505

Non-current
Accounts payable	￦	6,096	4,072
Accrued expenses		11,979	18,459
Lease liabilities		744,500	1,160,230
Long-term deposits withheld		46,437	54,597

	￦	809,012	1,237,358

19. Other Financial Liabilities
Other financial liabilities as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Derivatives liabilities	￦	108,786	49,947
Financial guarantee liabilities		4,972	8,194
Others		7,117	8,482

	￦	120,875	66,623

Non-current
Derivatives liabilities	￦	2,236	7,627
Financial guarantee liabilities		8,944	9,941
Others		61,740	73,500

	￦	72,920	91,068

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

20. Provisions

(a)	Provisions as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024			2025
	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	121,757	70,104	119,010	101,039
Provision for construction warranties		49,659	137,201	39,393	148,673
Provision for legal contingencies and claims(*1)		17,960	78,486	5,685	45,363
Provision for the restoration		10,041	197,810	2,979	196,651
Others(*2)		196,613	96,958	404,581	158,603

	￦	396,030	580,559	571,648	650,329

(*1)
The Company recognized probable outflow of resources amounting to
￦
80,220 million and
￦
35,061 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2024 and 2025, respectively.

(*2)
According to the
Act on the promotion of the development, use and diffusion of new and renewable energy
, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power, generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2024 and 2025, the Company recognized
￦
64,249 million and
￦
45,150 million respectively, as provision.

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

F-
80

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Changes in provisions for the years ended December 31, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	184,391	224,339	(187,004)	(29,461)	(404)	191,861
Provision for construction warranties		196,758	53,244	(48,471)	(8,274)	(6,397)	186,860
Provision for legal contingencies and claims		73,062	54,929	(12,964)	(19,743)	1,162	96,446
Provision for the restoration		175,820	28,917	(8,311)	(6,485)	17,910	207,851
Others		257,722	255,624	(151,362)	(76,790)	8,377	293,571

	￦	887,753	617,053	(408,112)	(140,753)	20,648	976,589

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Business combination(*1)	Utilization	Reversal	Others(*2)	Ending
Provision for bonus payments	￦	191,861	159,990	—	(133,528)	(2,634)	4,360	220,049
Provision for construction warranties		186,860	43,891	—	(35,139)	(6,005)	(1,541)	188,066
Provision for legal contingencies and claims		96,446	10,856	—	(23,507)	(15,782)	(16,965)	51,048
Provision for the restoration		207,851	26,853	—	(4,953)	(4,843)	(25,278)	199,630
Others		293,571	423,940	138,212	(29,447)	(68,387)	(194,705)	563,184

	￦	976,589	665,530	138,212	(226,574)	(97,651)	(234,129)	1,221,977

(*1)
During the year ended December 31, 2025, PT. Prime Agri Resources was newly consolidated as a subsidiary, and the Company included the resulting increase in provisions as part of the business combination.

(*2)	Includes adjustments of foreign currency translation differences and others.

21.	Employee Benefits

(a)	Defined contribution plans
The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Expense related to post-employment benefit plans under defined contribution plans	￦	70,394	81,811	79,817

F-8
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Present value of funded obligations	￦	2,589,246	2,631,811
Fair value of plan assets(*1)		(2,962,342)	(2,923,780)
Present value of non-funded obligations		7,092	(4,954)

Net defined benefit assets	￦	(366,004)	(296,923)

(*1)
As of December 31, 2024 and 2025, the Company recognized net defined benefit assets amounting to
￦
409,147 million and
￦
360,112

million, respectively, which represent the excess of each consolidated entity’s plan asset over the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Defined benefit obligations at the beginning of year	￦	2,476,709	2,596,338
Current service costs		266,460	279,517
Interest costs		93,131	87,759
Remeasurements :		147,838	30,591
- Loss (gain) from change in financial assumptions		92,706	(8,892)
- Loss (gain) from change in demographic assumptions		2,700	(172)
- Loss from change in others		52,432	39,655
Benefits paid		(336,899)	(382,620)
Others		(50,901)	15,272

Defined benefit obligations at the end of year	￦	2,596,338	2,626,857

F-8
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Fair value of plan assets at the beginning of year	￦	2,902,714	2,962,342
Interest on plan assets		112,768	103,044
Remeasurement of plan assets		20,345	3,967
Contributions to plan assets		251,891	225,385
Benefits paid		(279,304)	(368,537)
Others		(46,072)	(2,421)

Fair value of plan assets at the end of year	￦	2,962,342	2,923,780

The Company expects to make an estimated contribution of
￦
130,667 million to the defined benefit plan assets in 2026.

4)	The fair value of plan assets as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Equity instruments	￦	14,507	148,379
Debt instruments		404,311	471,059
Deposits		2,268,197	1,868,077
Others		275,327	436,265

	￦	2,962,342	2,923,780

5)	The amounts recognized in consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Current service costs	￦	235,340	266,460	279,517
Net interest costs(*1)		(28,726)	(19,637)	(15,285)

	￦	206,614	246,823	264,232

(*1)	The actual return on plan assets amounted to ￦ 148,786 million , ￦ 133,113 million and ￦ 107,011 million for the years ended December 31, 2023, 2024 and 2025, respectively.

F-8
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

The above expenses by function are as follows:

(in millions of Won)	2023		2024	2025
Cost of sales	￦	135,687	155,146	184,140
Selling and administrative expenses and others		70,927	91,677	80,092

	￦	206,614	246,823	264,232

6)	Accumulated actuarial losses, net of tax recognized in other comprehensive income for the years ended December 31, 2023, 2024 and 2025 are as follows:

(in millions of Won)	2023		2024	2025
Beginning	￦	(396,297)	(514,845)	(610,190)
Remeasurements of defined benefit plans		(118,548)	(95,345)	(13,163)

Ending	￦	(514,845)	(610,190)	(623,353)

7)	The principal actuarial assumptions as of December 31, 2024 and 2025 are as follows:

(%)	2024	2025
Discount rate	2.50 ~ 21.55	0.92 ~ 7.30
Expected future increase in salaries(*1)	1.50 ~ 29.32	1.50 ~ 29.32

(*1)	The expected future increases in salaries are based on the average salary increase rate over the past five years.
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

8)
Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	￦	(164,782)	(6.3)	190,289	7.2
Expected future increase in salaries		186,448	7.1	(165,385)	(6.3)

F-8
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

9)	As of December 31, 2025, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	￦	282,046	933,451	795,447	1,389,605	672,620	4,073,169
The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

22.	Other Liabilities
Other liabilities as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Current
Due to customers for contract work	￦	452,839	727,902
Advances received		253,171	500,831
Unearned revenue		87,969	102,275
Withholdings		307,753	209,450
Firm commitment liability		10,384	2,910
Others (*1)		22,723	30,827

	￦	1,134,843	1,574,195

Non-current
Advances received	￦	90,084	145,815
Unearned revenue		4,317	3,704
Others (*1)		90,651	98,294

	￦	185,052	247,813

(*1)
As of December 31, 2024 and 2025, the Company recognized the assumed liability amounting to
￦
41,770 million and
￦
43,850 million, respectively, related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited by Senex Holdings PTY LTD, a subsidiary.

F-8
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

23.	Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2024 and 2025 are as follows:
①
December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	946,393	—	946,393	—	946,393
Short-term financial instruments		1,212,643	—	1,212,643	—	1,212,643
Equity securities		52,222	26,792	—	25,430	52,222
Debt securities		113,728	—	82,699	31,029	113,728
Other securities		762,177	—	—	762,177	762,177
Derivative hedging instruments(*2)		16,483	—	16,483	—	16,483
Fair value through other comprehensive income
Equity securities		1,119,322	703,181	—	416,141	1,119,322
Assets held for sale		604,439	604,439	—	—	604,439
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,767,898	—	—	—	—
Trade accounts and notes receivable		9,374,086	—	—	—	—
Other receivables		2,739,523	—	—	—	—
Debt securities		402,644	—	—	—	—
Deposit instruments		6,445,428	—	—	—	—

	￦	30,556,986	1,334,412	2,258,218	1,234,777	4,827,407

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	105,187	—	105,187	—	105,187
Borrowings		39,053	39,053	—	—	39,053
Derivative hedging instruments(*2)		5,835	—	5,835	—	5,835
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		6,161,177	—	—	—	—
Borrowings		25,958,314	—	26,166,994	—	26,166,994
Financial guarantee liabilities		13,916	—	—	—	—
Other payables		3,895,526	—	—	—	—
Other financial liabilities		68,857	—	—	—	—

	￦	36,247,865	39,053	26,278,016	—	26,317,069

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.

F-8
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

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

②	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	￦	656,181	—	656,181	—	656,181
Short-term financial instruments		491,841	—	491,841	—	491,841
Equity securities		95,230	16,695	—	78,535	95,230
Debt securities		137,647	—	91,699	45,948	137,647
Other securities		696,148	—	—	696,148	696,148
Derivative hedging instruments(*2)		6,392	—	6,392	—	6,392
Fair value through other comprehensive income
Equity securities		1,626,209	1,158,867	28,682	438,660	1,626,209
Assets held for sale		7,276	—	7,276	—	7,276
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,049,800	—	—	—	—
Trade accounts and notes receivable		9,633,285	—	—	—	—
Other receivables		3,335,169	—	—	—	—
Debt securities		962,120	—	—	—	—
Deposit instruments		7,167,658	—	—	—	—
Assets held for sale		2,238	—	—	—	—

	￦	31,867,194	1,175,562	1,282,071	1,259,291	3,716,924

Financial liabilities
Fair value through profit or loss
Derivative liabilities	￦	41,131	—	41,129	—	41,129
Borrowings		44,509	44,509	—	—	44,509
Derivative hedging instruments(*2)		16,443	—	16,443	—	16,443
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,106,921	—	—	—	—
Borrowings		28,447,491	—	28,645,932	—	28,645,932
Financial guarantee liabilities		18,135	—	—	—	—
Other payables		4,075,379	—	—	—	—
Other financial liabilities		81,982	—	—	—	—

	￦	37,831,991	44,509	28,703,504	—	28,748,013

F-8
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

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

3)	Financial assets classified as fair value hierarchy Level 3

①	Value technique and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2025 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	￦	524,552	Discounted cash flows	Growth rate	0% ~ 1.00%	As growth rate increases, fair value increases
				Discount rate	6.00% ~ 13.00%	As discount rate increases, fair value decreases
		51,734	Proxy firm valuation method	Price multiples	0.00 ~ 37.765	As price multiples increases, fair value increases
		93,831	Binomial option pricing model	Value of underlying asset	USD 1,827,288 thousands	Fair value increases when value of underlying asset increases
				Volatility	45%	Fair value increases when volatility increases
		589,174	Asset value approach	—	—	—

F-8
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy
If other inputs remain constant as of December 31, 2025 and one of the significant but unobservable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	￦	336	(302)
	Fluctuation 0.5% of discount rate		3,474	(3,682)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2024 and 2025 were as follows:

(in millions of Won)	2024		2025
Beginning	￦	875,091	1,234,777
Acquisition		398,296	122,766
Gain on valuation of financial assets		48,336	6,426
Other comprehensive income(loss)		(13,066)	1,941
Disposal and others		(73,880)	(106,619)

Ending	￦	1,234,777	1,259,291

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2023, 2024 and 2025 were as follows:

①	For the year ended December 31, 2023

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	520,884	—	190,531	560	711,975	—
Derivative assets		—	167,997	—	289,423	—	457,420	—
Financial assets at fair value through other comprehensive income		—	—	—	—	49,586	49,586	257,725
Financial assets measured at amortized cost		502,147	—	211,077	(84,649)	(6,347)	622,228	—
Financial liabilities at fair value through profit or loss		—	(305,562)	(92,835)	—	—	(398,397)	—
Derivative liabilities		—	(44,323)	—	(276,600)	—	(320,923)	(1,292)
Financial liabilities measured at amortized cost		(1,001,290)	—	(466,244)	11	(26,616)	(1,494,139)	—

	￦	(499,143)	338,996	(348,002)	118,716	17,183	(372,250)	256,433

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

②	For the year ended December 31, 2024

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	120,544	—	136,699	887	258,130	—
Derivative assets		—	820,979	—	399,680	—	1,220,659	—
Financial assets at fair value through other comprehensive income		—	—	—	—	76,060	76,060	(150,443)
Financial assets measured at amortized cost		576,782	—	1,098,245	(82,615)	(10,613)	1,581,799	—
Financial liabilities at fair value through profit or loss		—	239,120	(57,625)	(6,257)	—	175,238	—
Derivative liabilities		—	(31,018)	—	(279,594)	—	(310,612)	(110)
Financial liabilities measured at amortized cost		(1,051,511)	—	(1,781,845)	(806)	(36,252)	(2,870,414)	—

	￦	(474,729)	1,149,625	(741,225)	167,107	30,082	130,860	(150,553)

③	For the year ended December 31, 2025

	Finance income and costs							Other comprehensive income (loss)
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	￦	—	(57,207)	—	51,353	9,267	3,413	—
Derivative assets		—	67,796	—	221,995	—	289,791	—
Financial assets at fair value through other comprehensive income		—	—	—	—	28,789	28,789	319,618
Financial assets measured at amortized cost		533,307	—	(33,989)	(73,431)	3,107	428,994	—
Financial liabilities at fair value through profit or loss		—	(1,310)	(4,145)	—	—	(5,455)	—
Derivative liabilities		—	12,049	—	(358,953)	—	(346,904)	8
Financial liabilities measured at amortized cost		(1,091,462)	—	38,876	—	(34,187)	(1,086,773)	—

	￦	(558,155)	21,328	742	(159,036)	6,976	(688,145)	319,626

F-9
0

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Credit risk

1)	Credit risk exposure
The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Cash and cash equivalents	￦	6,767,898	7,049,800
Derivative assets		962,876	662,573
Short-term financial instruments		1,212,643	491,841
Debt securities		516,372	1,099,767
Other securities		762,177	696,148
Other receivables		2,739,523	3,335,169
Trade accounts and notes receivable		10,849,267	11,203,682
Deposit instruments		6,445,428	7,167,658
Assets held for sale		—	2,238

	￦	30,256,184	31,708,876

The Company provided financial guarantee
s
for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2024 and 2025, the maximum exposure to credit risk related to the financial guarantee
s
amounted to
￦
3,832,003 million and
￦
3,613,477 million, respectively.

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

①	Allowance for doubtful accounts as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Trade accounts and notes receivable	￦	366,109	574,918
Other accounts receivable		219,811	209,126
Loans		510,036	571,650
Others		18,414	9,410

	￦	1,114,370	1,365,104

F-9
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

②	Impairment losses on financial assets for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Beginning	￦	952,719	1,114,370
Bad debt expenses		134,230	168,960
Other bad debt expenses(*1)		68,979	53,355
Less: Recovery of allowance for other bad debt accounts		(18,080)	(18,513)
Others(*2)		(23,478)	46,932

Ending	￦	1,114,370	1,365,104

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.
(*2)	Others for the years ended December 31, 2024 and 2025, includ e write-off amounting to ￦ 75,349 million and ￦ 33,648 million, respectively.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2024 and 2025 are as follows:

	2024			2025
(in millions of Won)	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not past due	￦	9,438,161	8,774	9,367,077	11,690
Overdue less than 1 month		496,419	4,555	373,156	2,347
1 month - 3 months		272,977	3,087	242,259	932
3 months - 12 months		187,461	22,340	834,972	102,807
Over 12 months		820,358	327,353	961,136	457,142

	￦	11,215,376	366,109	11,778,600	574,918

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2024 and 2025 are as follows:

	2024			2025
(in millions of Won)	Other receivables		Allowance for doubtful accounts	Other receivables	Allowance for doubtful accounts
Not past due	￦	2,870,906	442,293	3,476,605	459,628
Overdue less than 1 month		68,592	216	81,948	25
1 month - 3 months		146,091	19,349	113,474	36,268
3 months - 12 months		60,825	6,702	139,074	26,423
Over 12 months		341,370	279,701	314,254	267,842

	￦	3,487,784	748,261	4,125,355	790,186

F-9
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Liquidity risk

1)	Contractual maturities of non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	￦	5,106,921	5,106,921	5,106,921	—	—
Borrowings		28,492,000	33,051,735	12,722,356	17,945,996	2,383,383
Financial guarantee liabilities(*1)		18,135	3,613,477	3,613,477	—	—
Lease liabilities		1,340,654	1,719,521	207,565	649,154	862,802
Other payables		2,734,725	2,734,965	2,657,699	77,266	—

	￦	37,692,435	46,226,619	24,308,018	18,672,416	3,246,185

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	Total
Currency forward	￦	20,857	1,958	22,815
Currency swap		12,629	5,669	18,298
Others		16,461	—	16,461

	￦	49,947	7,627	57,574

(d)	Currency risk

1)
The Company is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024			2025
	Assets		Liabilities	Assets	Liabilities
USD	￦	5,441,771	10,927,022	5,285,433	11,385,039
EUR		670,436	530,728	859,737	691,208
JPY		303,556	213,071	183,579	50,754
Others		2,280,424	367,264	1,388,889	296,563

2)
As of December 31, 2024 and 2025, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024			2025
	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(548,525)	548,525	(609,961)	609,961
EUR		13,971	(13,971)	16,853	(16,853)
JPY		9,049	(9,049)	13,283	(13,283)

F-9
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Fixed rate
Financial assets	￦	16,067,746	16,949,804
Financial liabilities		(22,213,449)	(23,619,701)

	￦	(6,145,703)	(6,669,897)

Variable rate
Financial liabilities	￦	(4,690,019)	(6,212,953)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate
The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2024 and 2025, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024			2025
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦	(46,900)	46,900	(62,130)	62,130

(f)	Supplier finance arrangements

(1)
The Company utilizes purchasing cards, purchasing loans,
e-trade
accounts receivable backed loans, and B2B/B2B plus loans under its supplier finance arrangements. The carrying amounts of the related financial liabilities and the line items in which they are presented in the consolidated statement of financial position are as follows:

(in millions of Won)	2024		2025
	Balance		Balance	Amount received by suppliers
Trade accounts and notes payable	￦	1,298,398	733,651	617,925
Accounts payable		273,366	263,327	7,643

	￦	1,571,764	996,978	625,568

(2)	The payment due dates for financial liabilities that are part of the supplier finance arrangements and for other financial liabilities are as follows:

Statement of financial position line item	Payment due date
Financial liabilities related to supplier finance arrangements	5 to 150 Days
Other comparable financial liabilities	7 to 90 Days

F-9
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(3)
As of December 31, 2024 and 2025, there have been no significant non-cash
changes in the carrying amounts of trade accounts and notes payable and accounts payable that are part of the supplier finance arrangements.

24.	Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2024 and 2025 are as follows:

(Share, in Won)	2024		2025
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares(*1,2)		82,624,377	80,932,952
Shared capital(*3)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 9,159,020 and such ADRs are equivalent to 2,289,755 shares of common stock.
(*2)
Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the controlling company decided to retire
 1,691,425
shares using distributable profits, and it was completed on March 31, 2025. As a result, as of December 31, 2025, the the controlling company’s total number of issued shares has decreased.

(*3)
As of December 31, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is
￦
77,738 million due to retirement of 15,547,673 treasury stocks.

(b)	Changes in issued common stock for the years ended December 31, 2024 and 2025 are as follows:

(share)	2024			2025
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,695,023)	75,876,207	82,624,377	(7,003,598)	75,620,779
Acquisition of treasury shares	—	(255,428)	(255,428)	—	—	—
Retirement of treasury shares	(1,946,853)	1,946,853	—	(1,691,425)	1,691,425	—

Ending	82,624,377	(7,003,598)	75,620,779	80,932,952	(5,312,173)	75,620,779

(c)	Capital surplus as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		385,531	421,753

	￦	1,658,350	1,694,572

F-9
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

25. Hybrid Bonds

(a)	POSCO FUTURE M CO., LTD, a subsidiary of the Company, issued hybrid bonds for the year ended December 31, 2024. Material matters are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2024		2025
Hybrid bond(*1)	2024-12-18	2054-12-18	4.64	￦	600,000	600,000

(*1)	Details of issuance of hybrid bonds are as follows:

KRW Hybrid bond
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2031-12-18 : 4.64% Reset every year: additionally +0.75% according to Step-up clauses

Interest payments condition	Quarterly (The issuer may defer interest payments except in cases where it resolves to pay dividends or repays pari passu debt and subordinated debt)

Others	The issuer can call the hybrid bond 5 years of after issuance

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

(c)	POSCO HOLDINGS INC., the controlling company, acquired ￦ 500,000 million out of the ￦ 600,000 million hybrid bonds issued by POSCO FUTURE M CO., LTD.

26.	Other components of equity

(a)	Details of other components of equity as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Capital adjustment arising form investments in equity-accounted investees	￦	76,870	126,043
Changes in fair value of equity investments at fair value through other comprehensive income		20,066	341,198
Foreign currency translation differences		983,071	1,016,290
Losses on valuation of derivatives		(925)	(917)
Others		76,347	78,896

	￦	1,155,429	1,561,510

F-9
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Beginning balance	￦	153,279	20,066
Changes in unrealized fair value of equity investments		(145,051)	318,654
Reclassification upon disposal		11,838	2,478

Ending balance	￦	20,066	341,198

27.	Treasury Shares
Based on the Board of Directors’ resolution, the controlling company holds treasury shares for business purposes including its share price stabilization. Changes in treasury shares for the years ended December 31, 2024 and 2025 are as follows:

(shares, in millions of Won)	2024			2025
	Number of shares	Amount		Number of shares	Amount
Beginning	8,695,023	￦	1,889,658	7,003,598	￦	1,550,862
Acquisition of treasury shares	255,428		92,311	—		—
Retirement of treasury shares	(1,946,853)		(431,107)	(1,691,425)		(374,546)

Ending	7,003,598	￦	1,550,862	5,312,173	￦	1,176,316

28.	Revenue

(a)	Disaggregation of revenue
Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	39,435,236	20,973,059	—	17,923	3,775,215	—	64,201,433
Revenue from services		807,142	3,056,272	142,902	397,421	4,415	13,082	4,421,234
Revenue from construction contract		—	—	8,070,120	—	36,404	—	8,106,524
Others		150,895	4,175	17,460	55,269	8	99,551	327,358

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

Timing of revenue recognition
Revenue recognized at a point in time	￦	39,586,131	20,977,234	375,118	73,192	3,775,223	99,551	64,886,449
Revenue recognized over time		807,142	3,056,272	7,855,364	397,421	40,819	13,082	12,170,100

	￦	40,393,273	24,033,506	8,230,482	470,613	3,816,042	112,633	77,056,549

F-9
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	For the year ended December 31, 2024

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	38,049,273	20,059,155	—	11,894	2,783,237	—	60,903,559
Revenue from services		889,556	2,736,866	127,572	363,384	3,676	3,579	4,124,633
Revenue from construction contract		—	—	8,052,414	—	25,636	—	8,078,050
Others		165,266	7,752	64,285	46,464	—	69,399	353,166

	￦	39,104,095	22,803,773	8,244,271	421,742	2,812,549	72,978	73,459,408

Timing of revenue recognition
Revenue recognized at a point in time	￦	38,214,539	20,066,907	1,326,130	58,358	2,783,237	69,399	62,518,570
Revenue recognized over time		889,556	2,736,866	6,918,141	363,384	29,312	3,579	10,940,838

	￦	39,104,095	22,803,773	8,244,271	421,742	2,812,549	72,978	73,459,408

3)	For the year ended December 31, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
Types of revenue
Revenue from sales of goods	￦	36,276,548	21,387,183	—	1,174	2,036,620	759	59,702,284
Revenue from services		852,575	2,259,069	131,558	259,477	3,780	3,803	3,510,262
Revenue from construction contract		—	—	5,355,413	—	43,484	—	5,398,897
Others		155,736	97,852	20,506	48,047	12,434	40,920	375,495

	￦	37,284,859	23,744,104	5,507,477	308,698	2,096,318	45,482	68,986,938

Timing of revenue recognition
Revenue recognized at a point in time	￦	36,432,284	21,485,035	80,554	49,221	2,049,054	41,680	60,137,828
Revenue recognized over time (*1)		852,575	2,259,069	5,426,923	259,477	47,264	3,802	8,849,110

	￦	37,284,859	23,744,104	5,507,477	308,698	2,096,318	45,482	68,986,938

(*1)	The amount generated from the construction contract revenue recognized over time by POSCO Eco & Challenge Co., Ltd. is ￦ 5,193,949 million.

F-9
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Receivables
Trade accounts and notes receivable	￦	9,374,086	9,633,285

Contract assets
Due from customers for contract work		1,475,180	1,570,397

Contract liabilities(*)
Advances received		342,314	646,609
Due to customers for contract work		452,839	727,902
Unearned revenue		89,807	100,967

(*)	Details of the contract liabilities balance of POSCO Eco & Challenge Co., Ltd., a major subsidiary, that were recognized as revenue for the years ended December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Contract liability balance at the beginning of the reporting period recognized as revenue	￦	1,040,198	334,179

29.	Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Accumulated cost	￦	28,057,329	15,689,709
Accumulated contract profit		1,935,732	1,165,262
Accumulated contract loss		(709,097)	(729,880)
Accumulated contract revenue		29,283,964	16,125,091

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Due from customers for contract work	￦	1,487,559	1,580,558
Due to customers for contract work		(452,839)	(727,902)

	￦	1,034,720	852,656

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Details of provisions of construction loss as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Infrastructure-Construction segment	￦	52,492	113,391
Others		857	915

	￦	53,349	114,306

(d)
For the years ended December 31, 2023, 2024 and 2025, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)	2023		2024	2025
Changes in total contract revenues	￦	1,362,828	1,346,547	1,198,301
Changes in estimated total contract costs		1,419,726	1,578,811	1,242,208
Changes in profit before income taxes of construction contract :
- Current period		(91,397)	(314,409)	(410,413)
- Future periods		34,499	82,145	366,506
The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement dates of the contracts to December 31, 2023, 2024 and 2025 and the estimated total contract revenue as of December 31, 2023, 2024 and 2025. The estimated total contract costs and revenue are subject to change in future periods.

(e)	As of December 31, 2025, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2026		2027	2028	After 2029	Total
Expected revenue	￦	7,319,357	5,242,014	2,928,964	2,330,608	17,820,943

(f)	Uncertainty of estimates

1)	Total contract revenues
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
Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on

F-
100

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

estimates of future material costs, labor costs, outsourcing costs and others. There is an uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Inputs used
Material cost	Based on recent purchasing price at market price
Labor cost	Based on average monthly and daily labor cost
Outsourcing cost	Based on historical cost over similar project and actual contractual rate
Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

30.	Selling and Administrative Expenses

(a)	Other administrative expenses
Other administrative expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

(in millions of Won)	2023		2024	2025
Wages and salaries	￦	1,156,456	1,212,005	1,323,637
Expenses related to post-employment benefits		92,667	136,211	100,701
Other employee benefits		273,482	300,425	305,212
Travel		47,945	47,681	54,993
Depreciation		159,836	173,507	177,151
Amortization		96,004	113,130	116,416
Communication		11,956	13,472	13,218
Electricity		12,242	15,618	17,192
Taxes and public dues		100,639	94,658	99,535
Rental		48,243	45,440	37,847
Repairs		17,787	16,502	11,684
Entertainment		15,490	13,993	13,402
Advertising		107,223	102,271	95,532
Research & development		175,167	207,557	195,255
Service fees		234,815	268,701	234,441
Vehicles maintenance		7,660	7,880	7,632
Industry association fee		11,096	12,578	13,877
Conference		19,876	22,797	23,475
Bad debt expenses (reversal)		(17,785)	134,230	168,960
Others		81,103	65,822	84,650

	￦	2,651,902	3,004,478	3,094,810

F-10
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Selling expenses
Selling expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Freight and custody	￦	55,531	34,554	31,038
Operating expenses for distribution center		4,534	1,995	618
Sales commissions		68,138	102,114	94,092
Sales advertising		4,083	4,304	1,632
Sales promotion		9,503	9,887	10,729
Sample		2,234	2,436	2,181
Sales insurance premium		31,622	32,139	34,606
Contract cost		46,140	35,124	52,808
Others		11,794	12,335	16,471

	￦	233,579	234,888	244,175

31.	Research and Development Expenditures Recognized as Expenses
Research and development expenditures recognized as expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Administrative expenses	￦	175,167	207,557	195,255
Cost of sales		343,242	348,003	331,924

	￦	518,409	555,560	527,179

32.	Finance Income and Costs
Details of finance income and costs for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Finance income
Interest income	￦	502,147	576,782	533,307
Dividend income		50,146	76,947	38,056
Gain on foreign currency transactions		1,660,713	1,419,887	1,339,770
Gain on foreign currency translations		292,581	1,187,507	722,904
Gain on derivatives transactions		333,197	437,999	298,505
Gain on valuations of derivatives		201,133	898,586	149,211
Gain on disposals of financial assets at fair value through profit of loss		203,795	164,556	58,487
Gain on valuations of financial assets at fair value through profit or loss		572,154	201,059	74,295
Gain on valuations of financial liabilities at fair value through profit or loss		—	239,120	—
Others		14,880	9,152	7,602

	￦	3,830,746	5,211,595	3,222,137

F-10
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)	2023		2024	2025
Finance costs
Interest expenses	￦	(1,001,290)	(1,051,511)	(1,091,462)
Loss on foreign currency transactions		(1,595,430)	(1,448,214)	(1,354,094)
Loss on foreign currency translations		(705,866)	(1,900,405)	(707,838)
Loss on derivatives transactions		(320,374)	(317,913)	(435,463)
Loss on valuations of derivatives		(77,459)	(108,625)	(69,366)
Loss on disposals of trade accounts and notes receivable		(84,649)	(82,615)	(73,431)
Loss on disposals of financial assets at fair value through profit or loss		(13,264)	(27,857)	(7,134)
Loss on valuations of financial assets at fair value through profit or loss		(51,270)	(80,515)	(131,502)
Loss on valuations of financial liabilities at fair value through profit or loss		(305,562)	—	(1,310)
Others		(47,832)	(63,080)	(38,682)

	￦	(4,202,996)	(5,080,735)	(3,910,282)

33. Other Operating Income and Expenses
Details of other operating income and expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Other operating income
Recovery of allowance for other bad debt expenses	￦	7,641	18,080	18,513
Gain on disposals of assets held for sale		1,312	4,801	53,692
Gain on disposals of investment s in subsidiaries, associates and joint ventures(*1)		197,088	14,235	47,374
Gain on disposals of property, plant and equipment		9,387	26,533	15,792
Gain on valuation of firm commitment		11,499	46,918	42,010
Reversal of other provisions		8,578	15,834	8,132
Gain on insurance claim		13,117	157,552	19,596
Gain on bargain purchase(*1)		41,072	—	—
Gain on disposals of emission rights		25,998	2	8
Miscellaneous i ncome		77,946	90,485	94,231
Others		8,348	12,665	6,243

	￦	401,986	387,105	305,591

Other operating expenses
Other bad debt expenses	￦	(291,340)	(68,979)	(53,355)
Loss on disposals of assets held for sale(*2)		(103,366)	(33,943)	(13,104)
Loss on disposals of investments in subsidiaries, associates and joint ventures		(18,843)	(73,428)	(12,819)
Loss on disposals of property, plant and equipment		(125,823)	(85,149)	(89,883)

F-10
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)	2023		2024	2025
Impairment loss on property, plant and equipment		(275,846)	(608,122)	(135,653)
Impairment loss on intangible assets		(129,907)	(47,993)	(51,640)
Loss on valuation of firm commitment		(47,448)	(40,383)	(28,072)
Idle tangible asset expenses		(3,703)	(3,047)	(5,517)
Increase to provisions		(38,395)	(84,689)	(55,637)
Donations		(67,393)	(75,261)	(90,443)
Miscellaneous expenses		(92,870)	(46,233)	(81,560)
Others		(749)	(16,649)	(8,891)

	￦	(1,195,683)	(1,183,876)	(626,574)

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
Expenses that are recorded by nature as cost of sales, selling and administrative expenses, and other operating expenses in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2023		2024	2025
Raw material used, changes in inventories and others	￦	46,179,074	42,857,995	40,850,761
Employee benefits(*2)		4,660,771	5,075,621	5,231,514
Outsourced processing cost		10,377,087	10,333,545	8,464,877
Electricity and water expenses		1,099,970	1,200,587	1,275,012
Depreciation(*1)		3,325,088	3,530,770	3,693,288
Amortization		498,193	453,689	465,935
Freight and custody expenses		2,297,544	2,594,589	2,444,069
Sales commissions		68,138	102,114	94,092
Loss on disposal of property, plant and equipment		125,823	85,149	89,883
Impairment loss on property, plant and equipment		275,846	608,122	135,653
Impairment loss on intangible assets		129,907	47,993	51,640
Donations		67,393	75,261	90,443
Others		5,615,703	5,429,250	4,927,969

	￦	74,720,537	72,394,685	67,815,136

F-10
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Wages and salaries	￦	4,375,123	4,769,925	4,878,407
Expenses related to post-employment benefits		285,648	305,696	353,107

	￦	4,660,771	5,075,621	5,231,514

35.	Income Taxes

(a)	Income tax expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Current income taxes(*1)	￦	802,997	598,276	665,415
Deferred income tax due to temporary differences		3,631	(332,431)	54,613
Items recognized directly in equity		(17,261)	55,109	(107,893)

Income tax expense	￦	789,367	320,954	612,135

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	￦	(71,600)	41,999	(129,758)
Remeasurements of defined benefit plans(*1)		34,406	27,261	15,475
Others		19,933	(14,151)	6,390

	￦	(17,261)	55,109	(107,893)

(*1)	Those amounts were recognized in other comprehensive income.

F-10
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)
The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (26.4%, 26.4% and 26.75% for 2023
, 2024
and 202
5
) to the actual amount of taxes recorded by the Company for the years ended December 31, 2023
, 2024
and 202
5
.

(in millions of Won)	2023		2024	2025
Profit before income taxes	￦	2,635,426	1,326,230	1,139,158
Income tax expense computed at statutory rate		685,381	303,124	348,803
Adjustments:
Tax credits		(82,233)	(22,122)	(35,757)
Additional income tax expense for prior years (Refund of taxes for prior years)		152,656	(77,482)	(41,631)
Investment in subsidiaries, associates and joint ventures		146,498	107,197	(1,691)
Tax effects due to permanent differences		(3,011)	(3,801)	9,010
Carryforward of unused tax losses(*1)		(126,110)	(19,545)	(3,418)
Effect of tax rate change		4,998	7,368	253,132
Others		11,188	26,215	83,687

		103,986	17,830	263,332

Income tax expense	￦	789,367	320,954	612,135

Effective tax rate (%)		29.95%	24.20%	53.74%

(*1)	During the year ended December 31, 2023, POSCO HOLDINGS INC. recognized tax benefits of ￦ 122,922 million from utilizing tax losses carryforwards of a joint venture upon disposal of the joint venture.

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2024 and 2025 were as follows:

(in millions of Won)	2024				2025
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	156,608	30,864	187,472	187,472	88,053	275,525
PP&E and Intangible asset(*1)		239,702	47,225	286,927	286,927	(859,828)	(572,901)
Share of profit or loss of equity-accounted investees		290,919	(5,965)	284,954	284,954	27,420	312,374
Allowance for inventories valuation		63,187	(28,338)	34,849	34,849	(18,580)	16,269
Prepaid expenses		13,553	1,389	14,942	14,942	(869)	14,073
Gain or loss on foreign currency translation		143,239	74,341	217,580	217,580	(94,052)	123,528
Defined benefit liabilities		(3,534)	12,664	9,130	9,130	26,705	35,835
Provision for construction losses		11,669	668	12,337	12,337	15,340	27,677
Provision for construction warranty		45,723	(2,482)	43,241	43,241	2,428	45,669
Accrued income		(21,271)	6,712	(14,559)	(14,559)	(25,991)	(40,550)
Provision for accelerated depreciation(*1)		(2,660,730)	33,443	(2,627,287)	(1,091,668)	646,835	(444,833)
Spin-off(*1)		1,536,177	(558)	1,535,619	—	—	—
Impairment loss on AFS		94,317	(29,506)	64,811	64,811	7,576	72,387
Difference in acquisition costs of treasury shares		43,741	(9,513)	34,228	34,228	(13,736)	20,492
Others		159,102	(40,486)	118,616	118,616	165,854	284,470

		112,402	90,458	202,860	202,860	(32,845)	170,015

F-10
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)	2024				2025
	Beginning		Inc. (Dec.)	Ending	Beginning	Inc. (Dec.)	Ending
Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		(35,572)	47,453	11,881	11,881	(129,758)	(117,877)
Others		47,288	13,110	60,398	60,398	21,866	82,264

		11,716	60,563	72,279	72,279	(107,892)	(35,613)

Deferred tax from tax credit
Tax credit carry-forward and others		253,559	130,817	384,376	384,376	148,700	533,076
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		217,686	50,594	268,280	268,280	(62,576)	205,704

	￦	595,363	332,432	927,795	927,795	(54,613)	873,182

(*1)
During the year ended December 31, 2025, following the application of the consolidated tax return system, the Company determined that it has a legally enforceable right and intends to offset deferred tax assets and liabilities, and they relate to the same tax authority. Accordingly, the related amounts have been presented on a net basis.

(e)	Deferred tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024				2025
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful accounts	￦	187,522	(50)	187,472	275,547	(22)	275,525
PP&E and Intangible asset		381,583	(94,656)	286,927	569,256	(1,142,157)	(572,901)
Share of profit or loss of equity-accounted investees		297,596	(12,642)	284,954	325,925	(13,551)	312,374
Allowance for inventories valuation		34,849	—	34,849	16,269	—	16,269
Prepaid expenses		16,366	(1,424)	14,942	14,313	(240)	14,073
Gain or loss on foreign currency translation		222,220	(4,640)	217,580	142,708	(19,180)	123,528
Defined benefit liabilities		612,680	(603,550)	9,130	614,728	(578,893)	35,835
Provision for construction losses		12,337	—	12,337	27,677	—	27,677
Provision for construction warranty		43,241	—	43,241	45,669	—	45,669
Accrued income		—	(14,559)	(14,559)	—	(40,550)	(40,550)
Provision for accelerated depreciation		—	(2,627,287)	(2,627,287)	—	(444,833)	(444,833)
Spin-off		1,538,619	(3,000)	1,535,619	—	—	—
Impairment loss on AFS		64,811	—	64,811	72,387	—	72,387
Difference in acquisition costs of treasury shares		34,228	—	34,228	20,492	—	20,492
Others		203,111	(84,495)	118,616	382,584	(98,114)	284,470

		3,649,163	(3,446,303)	202,860	2,507,555	(2,337,540)	170,015

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		59,666	(47,785)	11,881	48,881	(166,758)	(117,877)
Others		67,722	(7,324)	60,398	87,824	(5,560)	82,264

		127,388	(55,109)	72,279	136,705	(172,318)	(35,613)

F-10
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)	2024				2025
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred tax from tax credit
Tax credit carry-forward and others		384,376	—	384,376	533,076	—	533,076
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		544,482	(276,202)	268,280	527,879	(322,175)	205,704

	￦	4,705,409	(3,777,614)	927,795	3,705,215	(2,832,033)	873,182

(f)
As of December 31, 2025, deductible temporary differences of
￦
5,856,845 million and taxable temporary differences of
￦
11,718,879 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities because it is not probable that they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)	Application of the consolidated tax return system
From the year ended December 31, 2025, the controlling company applies the consolidated tax return system, under which the controlling company and its domestic subsidiaries are treated as a single tax unit for income tax purposes. As the consolidated parent entity, the controlling company is responsible for filing the tax return and paying the income tax on behalf of the consolidated group and subsequently collects the respective tax amounts from each domestic subsidiary.

Current income tax liabilities recognized for the year ended December 31, 2025 in relation to the consolidated tax return system are as follows:

(in millions of Won)	2025
Current income tax liabilities(*1)	￦	72,405

(*1)	Calculated and recognized based on the application of the consolidated tax return system for the year ended December 31, 2025.

(i)	Global minimum top-up tax
In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the controlling company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the year ended December 31, 2025 as it is subject to global minimum top-up
tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the controlling company and, as a result, did not recognize any income tax expense for the year ended December 31, 2025 as the impact of the global minimum top-up
tax on the consolidated financial statements as of December 31, 2025 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in IAS No. 12
Income Taxes
. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up
tax and does not disclose information related to deferred income tax.

F-10
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

36.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in Won, except share information)	2023		2024	2025
Profit attributable to controlling interest	￦	1,698,202,436,726	1,125,379,754,922	690,685,596,779
Weighted-average number of common shares outstanding(*1)		75,869,542	75,767,552	75,620,779

Basic earnings per share	￦	22,383	14,853	9,134

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2023	2024	2025
Total number of common shares issued	84,571,230	83,761,569	81,350,016
Weighted-average number of treasury shares	(8,701,688)	(7,994,017)	(5,729,237)

Weighted-average number of common shares outstanding	75,869,542	75,767,552	75,620,779

(b)
The Company has potentially issuable common shares due to its exchangeable bonds as of December 31, 2023, 2024 and 2025 and Share-based Payment Program as of December 31, 2023. The effect from the Share-based Payment Program was excluded from the calculation of diluted earnings per share for year ended December 31, 2023 due to anti-dilutive effect. Meanwhile, diluted earnings per share is equal to basic earnings per share for the years ended December 31, 2023 and 2025 due to anti-dilutive effect. Diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 are calculated as follows:

(in Won, except share information)	2023		2024	2025
Profit attributable to controlling interest	￦	1,698,202,436,726	1,125,379,754,922	690,685,596,779
Gain from exchange rate on and revaluation of exchangeable bonds		—	(139,569,768,850)	—

Diluted profit		1,698,202,436,726	985,809,986,072	690,685,596,779

Adjusted weighted-average number of common shares(*1)		75,869,542	77,990,432	75,620,779

Diluted earnings per share	￦	22,383	12,640	9,134

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*1)	The adjusted weighted-average number of common shares outstanding to calculate diluted earnings per share are as follows:

(shares)	2023	2024	2025
Weighted-average number of common shares outstanding	75,869,542	75,767,552	75,620,779
Weighted-average number of potential common share	—	2,222,880	—

Adjusted weighted-average number of common shares	75,869,542	77,990,432	75,620,779

37.	Related Party Transactions

(a)	Related parties of the Company as of December 31, 2025 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO
Automotive Steel Co.,Ltd,
South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., KOREA LNG LTD., Nickel Mining Company SAS and others.

F-1
1
0

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Significant transactions between the Company and its related parties for the years ended December 31, 2023, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Sales and others			Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	￦	208,536	—	1,484	—	279
SNNC		164,827	—	87	637,638	1,749
Noeul Green Energy Co., Ltd.		6,499	—	28	—	10,320
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		14,477	—	—	—	—
POS-SeAH Steel Wire(Nantong) Co., Ltd.		43,811	—	—	73	—
South-East Asia Gas Pipeline Company Ltd.		—	59,295	—	—	—
POSCO MC MATERIALS		113,542	9,000	—	6,861	1,564
Samcheok Blue Power Co., Ltd.		503,283	10,020	—	—	—
Pocheon-Hwado Highway Corp.		160,233	—	—	—	—
Roy Hill Holdings Pty Ltd		—	367,445	—	1,611,073	—
Others		474,846	212,578	14,970	590,717	102,067

	￦	1,690,054	658,338	16,569	2,846,362	115,979

(*1)	As of December 31, 2023, the Company provided guarantees to related parties.

2)	For the year ended December 31, 2024

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	￦	216,657	—	1,427	—	145
SNNC		121,658	—	8	377,168	3,620
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		43,098	—	—	781	—
Gyeonggi Green Energy Co., Ltd.		31,036	—	—	—	6,675
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		13,733	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		52,993	—	—	243	—
South-East Asia Gas Pipeline Company Ltd.		—	64,208	—	—	—
POSCO MC MATERIALS		137,209	1,800	—	8,107	526
Samcheok Blue Power Co., Ltd.		377,636	10,993	946	—	—
Pocheon-Hwado Highway Corp.		59,691	—	—	—	65
HBIS-POSCO Automotive Steel Co., Ltd		41,369	—	—	37,241	—
Roy Hill Holdings Pty Ltd		—	284,541	260	1,729,832	—
Others		421,095	149,647	4,434	520,477	255,084

	￦	1,516,175	511,189	7,075	2,673,849	266,115

(*1)	As of December 31, 2024, the Company provided guarantees to related parties.

F-11
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	For the year ended December 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	￦	52,814	—	48,449	—	54
SNNC		101,468	—	8	484,571	4,163
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		44,882	—	—	5	—
Gyeonggi Green Energy Co., Ltd.		7,103	—	—	—	3,438
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		13,185	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		51,513	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	37,273	—	—	—
POSCO MC MATERIALS		132,097	3,000	—	6,913	820
Samcheok Blue Power Co., Ltd.		246,619	2,795	352	20	4
POSCO(Guangdong) Automotive Steel Co., Ltd		195,811	—	—	266,549	—
HBIS-POSCO Automotive Steel Co., Ltd		24,870	—	—	66,886	1,391
Roy Hill Holdings Pty Ltd		—	213,794	—	1,544,120	—
Others		224,899	119,247	2,051	447,364	42,945

	￦	1,095,261	376,109	50,860	2,816,785	52,815

(*1)	As of December 31, 2025, the Company provided guarantees to related parties (see Note 38).

(c)	The balances of receivables and payables arising from significant transactions between the Company and its related parties as of December 31, 2024 and 2025 are as follows:

1)	December 31, 2024

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	96,730	—	1,657	98,387	—	30,087	30,087
Gyeonggi Green Energy Co., Ltd.		5,846	—	10,706	16,552	—	567	567
POSCO(Guangdong) Automotive Steel Co., Ltd		46,547	6,162	—	52,709	48,866	—	48,866
AMCI (WA) PTY LTD		—	142,767	—	142,767	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		13,924	—	—	13,924	5,483	1,922	7,405
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,970	—	—	5,970	—	—	—
Samcheok Blue Power Co., Ltd.		189,173	—	148	189,321	—	77,187	77,187
Nickel Mining Company SAS		—	68,793	122	68,915	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		19,628	—	—	19,628	—	—	—
POSCO MC MATERIALS		14,544	—	168	14,712	1,314	357	1,671
Pocheon-Hwado Highway Corp.		10,985	—	—	10,985	—	—	—
UITrans LRT Co., Ltd.		13,592	51,051	9,187	73,830	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	8,836	33,859	356,234	25	356,259
SNNC		12,861	—	70	12,931	10,322	1,298	11,620
FQM Australia Holdings Pty Ltd		—	292,764	—	292,764	—	—	—
Others		27,728	19,730	138,239	185,697	10,168	10,129	20,297

	￦	482,551	581,267	169,133	1,232,951	432,387	121,930	554,317

(*1)	As of December 31, 2024, the Company recognized an allowance for doubtful account for receivables above amounting to ￦ 506,673 million.

F-11
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	December 31, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loan	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	￦	25,497	—	10,100	35,597	—	4	4
Gyeonggi Green Energy Co., Ltd.		—	—	14,832	14,832	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		32,218	6,212	—	38,430	37,313	—	37,313
AMCI (WA) PTY LTD		—	136,580	—	136,580	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		3,701	—	—	3,701	15,584	207	15,791
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,965	—	—	4,965	—	—	—
Samcheok Blue Power Co., Ltd.		273,880	—	193	274,073	—	381	381
Nickel Mining Company SAS		—	75,857	707	76,564	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		13,334	—	—	13,334	150	—	150
POSCO MC MATERIALS		10,838	—	358	11,196	894	506	1,400
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	2	2
UITrans LRT Co., Ltd.		—	39,333	4,214	43,547	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	9,610	49,371	426,829	—	426,829
SNNC		10,694	—	28,433	39,127	5,439	447	5,886
FQM Australia Holdings Pty Ltd		—	292,591	—	292,591	—	—	—
Others		27,327	21,995	138,447	187,769	49,756	71,663	121,419

	￦	447,706	572,568	206,894	1,227,168	535,965	73,568	609,533

(*1)	As of December 31, 2025, the Company recognized an allowance for doubtful account for receivables above amounting to ￦ 531,031 million.

F-11
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(d)	Significant financial transactions between the Company and its related parties for the years ended December 31, 2023, 2024 and 2025 are as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		247,868	2,637	—	6,433	256,938
POHANG E&E Co. , LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	225,182	(246,259)	278	14,332

	￦	532,515	245,810	(280,605)	12,850	510,570

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	46,335	4,718	—	(2)	51,051
PT. Tanggamus Electric Power		4,826	—	(1,288)	316	3,854
Nickel Mining Company SAS		64,197	—	—	4,596	68,793
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		2,579	—	(1,379)	270	1,470
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		112,177	6,499	—	24,091	142,767
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,158	—	—	478	5,636
FQM Australia Holdings Pty Ltd		256,938	3,126	—	32,700	292,764
POHANG E&E Co. , LTD		1,646	1,582	—	—	3,228
POSCO(Guangdong) Automotive Steel Co., Ltd.		14,332	59,402	(68,294)	722	6,162
Gale International Korea, LLC		—	100	—	—	100
P&O Chemical Co., Ltd.		—	3,060	—	—	3,060

	￦	510,570	78,487	(70,961)	63,171	581,267

(*1)	Includes adjustments of foreign currency translation differences and others.

F-11
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	￦	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(3,089)	1,823	2,588
Nickel Mining Company SAS		68,793	—	—	7,064	75,857
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,435)	(35)	—
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	73	(13,657)	7,397	136,580
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,636	—	(5,733)	97	—
FQM Australia Holdings Pty Ltd		292,764	—	—	(173)	292,591
POHANG E&E Co. , LTD		3,228	1,444	—	—	4,672
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	64,858	(64,914)	106	6,212
Gale International Korea, LLC		100	344	—	—	444
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,766	—	—	5,766
POS-AUSTEM Suzhou Automotive		—	6,143	—	—	6,143

	￦	581,267	78,628	(100,546)	13,219	572,568

(*1)	Includes adjustments of foreign currency translation differences and others.

(e)	For the years ended December 31, 2024 and 2025, there were additional investments in associates and joint ventures and others amounting to ￦ 301,816 million and ￦ 213,279 million, respectively.

(f)	For the years ended December 31, 2023, 2024 and 2025, details of compensation to the Company’s key management officers are as follows:

(in millions of Won)	2023		2024	2025
Short-term benefits	￦	199,608	190,253	163,545
Long-term benefits		9,641	9,858	3,056
Retirement benefits		38,934	29,261	24,829

	￦	248,183	229,372	191,430

Key management officers include directors (including
non-standing
directors), executive officers and fellow officers who have significant influences and responsibilities in the Company’s business and operations.

38.	Commitments and Contingencies

(a)	Contingent liabilities
Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic

F-11
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

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

(b)	Details of guarantees
1) Contingent liabilities on outstanding guarantees provided by the Company as of December 31, 2025 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	ING BANK and others	USD	200,000,000	286,981	32,000,000	45,917
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,549,547	1,017,467,072	1,459,962
POSCO	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	176,277	122,850,000	176,277
POSCO INTERNATIONAL Corporation	PT. Bio Inti Agrindo	Hana Bank Indonesia and others	IDR	631,200,000,000	54,031	631,200,000,000	54,031
	POSCO ASSAN TST STEEL INDUSTRY Inc	Woori Bank Hong Kong and others	USD	13,650,000	19,586	13,650,000	19,586
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	71,745	—	—
	POSCO INTERNATIONAL JAPAN Corp.					15,987,721	22,941
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—

F-11
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	INTERNATIONAL POLAND E-MOBILITY SP. Z O.O.					—	—
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	147,656	29,400,000	42,186
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	74,693	51,379,000	73,724
	POSCO INTERNATIONAL POLAND E-MOBILITY SP. Z O.O.	BNP Paribas Polska S.A.	EUR	23,678,000	39,914	23,678,000	39,914
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,076	750,000	1,076
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	29,961	20,880,000	29,961
	POSCO INTERNATIONAL ALASKA ENERGY LLC	Glenfarne Alaska Partners, LLC	USD	45,000,000	64,571	45,000,000	64,571
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	CNY	121,678,106	24,915	101,398,422	20,762
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	313,858	232,265,400	243,349
		Shinhan Bank	USD	100,000,000	143,490	100,000,000	143,490
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	ING Bank	EUR	46,000,000	77,543	46,000,000	77,543
	PT.Nicole Metal Industry	OCBC Bank and others	USD	40,180,000	57,654	17,090,526	24,523
POSCO	POSUK Titanium	Shinhan Bank	USD	12,750,000	18,295	12,750,000	18,295
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	9,542	4,200,000	6,027
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	117,980	117,980
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	380,652	380,652	65,338	65,338
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,744,862	18,014	18,744,862	18,014
PT. Bio lnti Agrindo	KSU Mandob Sejatera	Bank Muamalat	IDR	80,000,000,000	6,848	5,866,666,666	502
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	54,614,000	2,492	54,614,000	2,492
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	10,000	14	10,000	14
POSCO Maharashtra Steel Private Limited	Gail India and others	Deutsche Bank and others	INR	1,049,571,593	16,772	1,049,571,593	16,772
PT. Prime Agri Resources	Koperasi Bakomo Diri Maju (KBDM) and others	Koperasi Simpan Pinjam Sahabat Mitra Sejati and others	IDR	339,798,202,782	29,087	339,798,202,782	29,087

F-11
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	The details of credit enhancements by types of the Company’s PF business as of December 31, 2025 are as follows:

①	Maintenance projects and others

a.	Details of PF credit enhancements including debt assumption and supplemental funding agreement and maturity of the related loans as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	￦	45,630	38,025	38,025	—	—	38,025	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		494,000	321,300	321,300	—	74,500	—	246,800	—	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,359,516	592,214	592,214	—	63,400	48,174	94,447	95,075	291,118
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		78,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,600	22,600	—	—	22,600	—	—	—
	Other projects	Alpha City H&G., Ltd.	Main PF	Debt assumption		60,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Island One	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	50,000	—
	Other projects	Hankook Asset Development Co., Ltd.	Main PF	Debt assumption		48,000	40,000	40,000	—	—	—	40,000	—	—
	Other projects	Daegu MBC Site Mixed-use Development PFV	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	—	80,000	—
POSCO DX Co., Ltd.	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement and others		123,309	36,691	36,691	—	—	—	—	1,367	35,324

						1,947,125	1,036,505	1,036,505	—	63,400	70,774	134,447	346,442	421,442

					￦	2,486,755	1,395,830	1,395,830	—	137,900	108,799	381,247	346,442	421,442

(*1)	The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of office buildings, retail shops, warehouses, and educational facilities.

F-11
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(*2)
The obligation to supplement funding has been included in the Company’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of
￦
1,122,320 million, outstanding loan balance of
￦
337,508 million)

b.	The details of conditional debt assumption and principal repayment contracts in the event of construction default as of December 31, 2025 are as follows:

(in millions of Won)
		Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	Total amount	￦	8,665,234	3,388,729	1,705,326
	Amount attributable to the Compan y		6,737,433	2,607,511	1,212,673
Other projects	Total amount		2,197,729	5,350,000	1,392,900
	Amount attributable to the Compan y		2,197,729	5,350,000	1,392,900

	Total amount		10,862,963	8,738,729	3,098,226
	Amount attributable to the Compan y	￦	8,935,162	7,957,511	2,605,573

(*1)	The overlapping amount with other credit enhancements such as the debt assumption agreement at the time of loan origination amounted to ￦ 28,305 million for maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to project participants upon actual completion.

c.	The details of contingencies of claim for damages in the event of construction default as of December 31, 2025 are as follows:

(in millions of Won)		Contract amount		Contingency amount(*1)(*2)	Balance of loans
Other project s	Total amount	￦	11,500,272	12,756,200	8,391,513
	Amount attributable to the Company		10,871,875	12,366,854	8,068,064

(*1)	The overlapping amount with other credit enhancements such as the debt assumption agreement at the time of loan origination amounted to ￦ 385,000 million for maintenance projects.
(*2)
In the case of joint subcontracting projects, the total joint guarantee amount of the project participants is disclosed. The final execution amount of completion may vary depending on reasons attributable to project participants upon actual completion.

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX Co., Ltd .	Pocheon-Hwado Highway Corp.(*1)	Providing funds	￦	24,923	22,234
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds		319,515	285,039
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement		71,930	39,266
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds		25,630	9,804
	Pure Gimpo.Co.,Ltd(*2)	Providing funds		51,565	21,181
	Clean Iksan Co.,Ltd(*2)	Providing funds		44,054	20,137

				537,617	397,661

[Others]
POSCO DX Co., Ltd.	Western Inland highway CO.,LTD.	Providing funds		47,348	32,668
	Busan Sanseong Tunnel	Refinancing		7,621	7,621
POSCO Eco & Challenge Co., Ltd(*3)	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement		63,683	28,201
	Western Inland highway CO.,LTD. and others	Providing funds		2,778,848	1,562,721
	Pohang Youngil Bay New Port	Debt assumption		2,250	1,440
	Busan Sanseong Tunnel	Refinancing		35,296	26,750

				2,935,046	1,659,401

			￦	3,472,663	2,057,062

(*1)	The Company provides a funding commitment of ￦ 307,273 million (including other shares: ￦ 555,848 million) equivalent to the Company’s shares of the loan balance for the private investment project.
(*2)	The Company provides a funding commitment of ￦ 90,387 million (including other shares: ￦ 163,819 million) equivalent to the Company’s shares of the loan balance for the private investment project.
(*3)	The Company provides a funding commitment of ￦ 1,619,113 million (including other shares: ￦ 7,702,054 million) equivalent to the Company’s shares of the loan balance for the private investment project.

F-1
20

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3)	Other guarantees

①
As of December 31, 2025, the payment guarantees that the Company provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd.	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	￦	11,202	11,202	Korea Trade Insurance Corporation and others
POSCO GYR Tech	POSCO and others	Defect liability warranty		101	101	CI Guarantee

				11,303	11,303

[Associates]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,877	2,877	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,583	2,583	Hana Bank

				5,460	5,460

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd and others	Guarantee on performance for construction and others		8,803,087	8,793,877	Construction Guarantee Cooperative and others
POSCO WIDE Co., Ltd	Human Eco-Land Co., Ltd.	Guarantee on performance for contracts		3,050	3,050	Seoul Guarantee Insurance
POSCO GYR Tech	KEPCO KPS and others	Defect liability warranty		1,095	1,095	CI Guarantee

				8,807,232	8,798,022

			￦	8,823,995	8,814,785

②	As of December 31, 2025, the primary payment guarantees and other guarantees that the Company is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	￦	5,255,953	5,255,953
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		913,756	700,662
Seoul Guarantee Insurance	Construction performance guarantee and others		517,441	517,441
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		5,711,921	5,038,742
Woori Bank and others	Foreign currency guarantee		1,953,945	897,193
Korea software financial cooperative	Guarantee on performance for contracts		120,173	114,611
Seoul Guarantee Insurance	Guarantee on performance and others		80,249	80,249
Construction Guarantee Cooperative	Guarantee on performance for contracts		24,482	195
CI Guarantee	Defect liability warranty		1,196	1,196

		￦	14,579,116	12,606,242

F-12
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Major commitments
Details of major commitments of the Company as of December 31, 2025 are as follows:

Company	Description
POSCO HOLDINGS INC.
As of December 31, 2025, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.As of December 31, 2025, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 86,611 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2025.

POSCO
POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2025, 48 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase of LNG
. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2025, there are 32 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026.The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

POSCO has entered into a LNG terminal usage agreement with POSCO INTERNATIONAL Corporation to consume directly imported LNG for processing and power generation at the Pohang and Gwangyang steelworks after unloading, storing, vaporizing, and transmitting it through the Gwangyang LNG terminal. This agreement grants the Company the exclusive and sole right to use

200,000   of LNG storage capacity in the new LNG storage tank and to use the terminal facilities, including other ancillary equipment. The contract period is from September 1, 2025, to August 31, 2041.

F-12
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

Company	Description

Regarding the shares of FEWM CO., LTD., POSCO holds a put option, exercisable from July 1, 2026, to June 30, 2027. This gives the Company the right to claim the sale of its shares in the entity at a pre-negotiated exercise price, to the extent that the Company’s stake reaches
59%
of the total issued shares of the entity at that time.

POSCO INTERNATIONAL Corporation	The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

As of December 31, 2025, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO INTERNATIONAL Corporation is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD	In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of December 31, 2025, the remaining amount of USD 484,364 thousand is scheduled to be contributed additionally by 2026 through capital call.

(d)	Commitment for asset acquisition
The commitment amount for the acquisition of major assets that has not yet occurred as of December 31, 2024 and 2025 are as follows:

(In millions of Won)	2024		2025
Property, plant and equipment	￦	5,853,808	5,573,047
Intangible assets		27,859	42,124
Investments in associates and joint ventures		92,958	167,683

	￦	5,974,625	5,782,854

F-12
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(e)	Litigation in progress
As of December 31, 2025, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	3	KRW	669	669	Lawsuit on claim for damages and others
POSCO	181	KRW	542,579	542,579	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	1	KRW	—	—	Lawsuit on claim for damages and others
	2	INR	4,469,396	71,421	Lawsuit on claim for payment on guarantees and others
	5	USD	72,662	104,263	Lawsuit on claim for damages and others
	1	PKR	124,775	639	Lawsuit on claim for damages
	1	ARS	1,800	2	Lawsuit on claim for damages
POSCO Eco & Challenge Co., Ltd.	136	KRW	503,451	503,451	Lawsuit on claim for damages and others
POSCO STEELEON Co.,Ltd.	1	KRW	271	271	Lawsuit on claim for damages
POSCO DX Co., Ltd .	1	BRL	21,845	5,722	Lawsuit on claim for damages
	8	KRW	3,401	3,401	Lawsuit on claim for damages and others
POSCO FUTURE M CO., LTD.	1	KRW	600	600	Lawsuit on claim for damages and others
POSCO A&C	7	KRW	2,485	2,485	Lawsuit on claim for damages and others
POSCO WIDE Co., Ltd.	3	KRW	322	322	Lawsuit on claim for damages and others
POSCO Mobility Solution Corporation	2	KRW	615	615	Lawsuit on claim for damages and others
POSCO-China Holding Corp.	1	USD	2,580	3,702	Lawsuit on claim for damages and others
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,894	Lawsuit on claim for payment and others
PT. POSCO E&C INDONESIA	1	IDR	13,561,952	1,161	Lawsuit on claim for payment and others
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	870	Lawsuit on claim for damages
PT. KRAKATAU POSCO	2	IDR	11,108,052	951	Lawsuit over contract dispute and others
POSCO ZT AIR SOLUTION	1	KRW	25	25	Lawsuit on claim for damages
Pos-Sea Pte Ltd	1	USD	3,200	4,592	Lawsuit over contract dispute and others
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,763	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	2	THB	3,480	159	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc.	27	USD	132	189	Lawsuit on claim for labor and others
POSCO Maharashtra Steel Private Limited	1	INR	9,500	152	Lawsuit on claim for labor and others
POSCO-TNPC	1	TRY	—	—	Lawsuit on claim for labor
POSCO-India Private Limited	1	INR	2,466	39	Lawsuit on claim for wages
POSCO MPPC S.A. de C.V.	4	MXN	4,924	393	Lawsuit on claim for labor and others
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	1	CNY	510	104	Lawsuit on claim for penalty payment
The Company has recorded a provision for contingent losses for 38 lawsuits, including those related to guarantee obligations, and reasonably estimating the likelihood of occurrence and the amount (see Note 20).
For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2025 for the matters.

F-12
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(f)	Other contingent circumstances
Other major contingencies for the Company as of December 31, 2025 are as follows:

Company	Description
POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off,
POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off
date.

POSCO INTERNATIONAL Corporation	As of December 31, 2025, POSCO INTERNATIONAL Corporation has provided 19 blank promissory notes and 12 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of December 31, 2025, POSCO Eco & Challenge Co., Ltd. has provided 40 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX Co., Ltd .	As of December 31, 2025, POSCO DX Co., Ltd. has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

(g)	Other commitments
As of December 31, 2025, the Company has credit agreements for overdrafts, general loans, trade finance, and so forth with a number of financial institutions, including the Korea Development Bank. The total limit is
￦
36,127.4

b
illion,
 which is the Korean won equivalent of limits denominated in various foreign currencies.
39. Additional Information of Statement of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2023, 2024 and 2025 were as follows:

(in millions of Won)	2023		2024	2025
Trade accounts and notes receivable	￦	(982,726)	1,353,908	(649,384)
Other receivables		32,827	(192,707)	(333,826)
Inventories		1,312,800	914,744	487,345
Other current assets		265,296	(124,125)	148,797
Other non-current assets		(214,331)	(11,645)	189,609
Trade accounts and notes payable		(118,796)	(376,277)	(916,576)
Other payables		(301,561)	56,936	181,355
Other current liabilities		15,213	(1,020,242)	389,040
Provisions		(318,955)	(213,235)	(69,218)
Usable and profitable donation assets		—	101,557	—
Payments of severance benefits		(263,548)	(336,189)	(382,620)
Plan assets		(45,535)	27,413	143,152
Other non-current liabilities		(468,213)	81,703	36,119

	￦	(1,087,529)	261,841	(776,207)

F-12
5

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2025 were as follows:

1)	For the year ended December 31, 2024

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	4,959,280	21,011,099	3,261	924,320	(129,991)
Changes from financing cash flows		(217,759)	(1,633,370)	(844,195)	(195,367)	181,397
Effect of changes in foreign exchange rates		991,570	1,102,079	991	(3,696)	—
Changes in fair values		—	(239,120)	—	—	(833,973)
Loss on bond redemption		—	7,063	—	—	—

Other changes:
Decrease in retained earnings		—	—	758,124	—	—
Decrease in non-controlling interest s		—	—	86,001	—	—
Interest expenses		—	16,525	—	48,625	—
Increase in right of use asset s		—	—	—	132,219	—

Ending	￦	5,733,091	20,264,276	4,182	906,101	(782,567)

2)	For the year ended December 31, 2025

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Lease liabilities
Beginning	￦	5,733,091	20,264,276	4,182	906,101	(782,567)
Changes from financing cash flows		2,158,541	235,005	(915,216)	(143,423)	242,154
Effect of changes in foreign exchange rates		(459,675)	549,426	14	(131,796)	—
Changes in fair values		—	1,310	—	—	(53,809)

Other changes:
Decrease in retained earnings		—	—	756,208	—	—
Decrease in non-controlling interest s		—	—	159,410	—	—
Interest expenses		—	10,026	—	63,416	—
Increase in right of use asset s		—	—	—	646,356	—

Ending	￦	7,431,957	21,060,043	4,598	1,340,654	(594,222)

F-12
6

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(c)	Material non-cash transactions for the years ended December 31, 2023, 2024 and 2025 are as follows:

(in millions of Won)	2023		2024	2025
Transfer of construction-in-progress to property, plant and equipment and intangible assets	￦	3,782,059	7,193,949	4,816,462
Changes in accounts payable related to acquisition of property, plant and equipment and intangible assets		(113,447)	(181,188)	214,488
Retirement of treasury shares		—	431,107	374,546

	￦	3,668,612	7,443,868	5,405,496

40. Operating Segments and Geographic Information

(a)
The Company’s operating businesses are organized based on the nature of markets and customers. Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

The Company has classified the operating segments as below. Also, businesses in which the subsidiaries in each segment operate are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Rechargeable Battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

( b )
The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated profit for the period, in accordance with IFRS Accounting Standards. The accounting policies applied to each segment are consistent with the accounting policies of the entities that make up the consolidated financial statements. Segment assets and liabilities are generally measured based on the total assets and total liabilities in accordance with K-IFRS before reflecting the consolidation adjustments allocated to the entity. Furthermore, segment assets and liabilities are based on the separate financial statements of the consolidated entities, not on a consolidated basis. Transactions between reporting segments

F-12
7

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

include various levels of inter-segment transactions, which encompass the disposal of tangible assets and the provision of construction services, among others.

(c)	Information about reportable segments as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:

1)	As of and for the year ended December 31, 2023

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
External revenues	￦	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197
Internal revenues		23,145,425	18,910,246	1,966,373	3,475,340	1,005,844	1,449,581	49,952,809
Inter segment revenues		15,293,780	8,906,571	1,864,723	3,431,594	972,511	1,422,313	31,891,492
Total revenues		63,538,698	42,943,752	10,267,503	3,945,953	4,821,886	1,562,214	127,080,006
Interest income		281,530	66,398	100,682	15,837	39,339	73,550	577,336
Interest expenses		(718,937)	(284,056)	(105,102)	(14,091)	(57,638)	(272)	(1,180,096)
Depreciation and amortization		(3,044,565)	(508,161)	(66,854)	(54,219)	(155,567)	(16,126)	(3,845,492)
Impairment loss on property, plant and equipment and others		(305,437)	(9,826)	(28,031)	—	(55,601)	(10,657)	(409,552)
Share of income (loss) of equity-accounted investees, net		(182,668)	(37,368)	13,632	—	(67,248)	(109,568)	(383,220)
Income tax expense		(595,457)	(239,164)	(95,364)	(39,250)	13,281	113,895	(842,059)
Segment profits (losses)		1,241,211	723,929	183,453	170,959	(235,603)	827,298	2,911,247
Segment total assets		66,224,069	19,650,557	9,631,691	2,476,842	10,909,515	51,957,529	160,850,203
Investment in subsidiaries, associates and joint ventures		3,855,038	2,933,140	481,672	9,999	1,550,524	45,084,972	53,915,345
Acquisition of non-current assets		3,748,163	553,955	119,438	137,237	2,795,447	162,639	7,516,879
Segment total liabilities		24,154,043	11,842,508	5,589,827	993,071	4,972,568	4,301,310	51,853,327

F-12
8

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2 )	As of and for the year ended December 31, 2024

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
External revenues	￦	39,104,095	22,803,773	7,473,006	421,742	2,812,549	72,978	72,688,143
Internal revenues		23,096,825	20,099,480	2,356,572	3,717,459	1,017,302	2,038,172	52,325,810
Inter segment revenues		15,038,824	9,427,415	2,233,541	3,694,427	959,313	2,011,559	33,365,079
Total revenues		62,200,920	42,903,253	9,829,578	4,139,201	3,829,851	2,111,150	125,013,953
Interest income		279,469	72,208	158,867	18,902	47,525	85,128	662,099
Interest expenses		(699,586)	(308,671)	(146,885)	(12,169)	(117,040)	(1,328)	(1,285,679)
Depreciation and amortization		(3,166,418)	(492,626)	(77,355)	(61,578)	(240,723)	(19,964)	(4,058,664)
Impairment loss on property, plant and equipment and others		(273,160)	(36,161)	(8,420)	(10,518)	(331,717)	(299)	(660,275)
Share of loss of equity-accounted investees, ne t		(321,718)	(142,090)	(111,476)	—	(170,122)	(392,074)	(1,137,480)
Income tax expense		(306,337)	(189,573)	(18,387)	(46,996)	203,475	62,923	(294,895)
Segment profits (losses)		691,477	536,684	(194,292)	104,022	(634,860)	1,596,035	2,099,066
Segment total assets		66,585,437	21,012,507	9,270,877	2,592,169	15,090,058	50,946,666	165,497,714
Investment in subsidiaries, associates and joint ventures		4,339,321	3,080,324	276,994	12,165	2,397,830	45,407,650	55,514,284
Acquisition of non-current assets		3,589,327	916,654	29,033	252,499	4,717,540	256,826	9,761,879
Segment total liabilities		24,375,388	12,152,036	5,627,404	1,003,673	7,347,647	2,565,914	53,072,062

9

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

3 )	As of and for the year ended December 31, 2025

			Infrastructure
(in millions of Won)	Steel		Trading	Construction	Logistics and others	Rechargeable Battery Materials	Others	Total
External revenues	￦	37,284,859	23,744,104	5,615,425	308,698	2,096,318	45,482	69,094,886
Internal revenues		22,113,985	18,476,807	1,612,908	3,245,526	1,242,068	1,454,626	48,145,920
Inter segment revenues		13,410,240	8,320,896	1,536,259	3,213,965	1,080,601	1,428,562	28,990,523
Total revenues		59,398,844	42,220,911	7,228,333	3,554,224	3,338,386	1,500,108	117,240,806
Interest income		265,247	71,820	166,612	14,037	33,093	102,238	653,047
Interest expenses		(642,769)	(294,752)	(158,004)	(10,091)	(163,332)	(36,075)	(1,305,023)
Depreciation and amortization		(3,157,768)	(550,848)	(77,880)	(61,323)	(387,604)	(25,757)	(4,261,180)
Impairment loss on property, plant and equipment and others		(74,950)	(102,427)	(1,124)	(69)	(26,967)	1	(205,536)
Share of profit (loss) of equity-accounted investees, ne t		78,456	(66,743)	(59,415)	—	(4,598)	(288,464)	(340,764)
Income tax expense		(425,319)	(127,340)	165,765	(30,729)	56,431	(296,715)	(657,907)
Segment profits (losses)		1,151,885	562,687	(565,450)	61,045	(592,030)	506,748	1,124,885
Segment total assets		65,563,164	23,642,210	9,797,114	2,041,956	17,624,390	52,173,819	170,842,653
Investment in subsidiaries, associates and joint ventures		4,853,061	4,373,069	243,420	26,859	3,557,211	46,090,333	59,143,953
Acquisition of non-current assets		2,740,237	917,829	24,041	215,973	2,218,337	305,257	6,421,674
Segment total liabilities		22,346,902	13,197,558	6,662,955	784,391	7,827,176	3,983,008	54,801,990

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1)	Revenues

(in millions of Won)	2023		2024	2025
Total revenue for reportable segments	￦	127,080,006	125,013,953	117,240,806
Elimination of inter-segment revenue		(49,952,809)	(52,325,810)	(48,145,920)
Basis difference(*2)		(70,648)	771,265	(107,948)

	￦	77,056,549	73,459,408	68,986,938

F-1
30

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

2)	Profit

(in millions of Won)	2023		2024	2025
Total profit for reportable segments	￦	2,911,247	2,099,066	1,124,885
Goodwill and corporate fair value (“FV”) adjustment s		172,493	(64,791)	(65,966)
Elimination of inter-segment losses (profits)		(1,237,891)	(1,086,695)	(554,515)
Income tax expense		789,305	303,623	602,446
Basis difference(*2)		272	75,027	32,308

Profit before income taxes	￦	2,635,426	1,326,230	1,139,158

3)	Assets

(in millions of Won)	2024		2025
Total assets for reportable segments(*1)	￦	165,497,714	170,842,653
Equity-accounted investees		(50,775,491)	(54,163,800)
Goodwill and corporate FV adjustments		2,543,165	2,943,006
Elimination of inter-segment assets		(13,861,189)	(14,429,421)
Basis difference(*2)		39,536	95,240

	￦	103,443,735	105,287,678

4)	Liabilities

(in millions of Won)	2024		2025
Total liabilities for reportable segments(*1)	￦	53,072,062	54,801,990
Corporate FV adjustments		221,537	211,742
Elimination of inter-segment liabilities		(11,339,768)	(12,198,985)
Basis difference(*2)		47,136	80,219

	￦	42,000,967	42,894,966

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

(*2)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates and other items between the report reviewed by management and the consolidated financial statements.

F-13
1

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

5)	Other significant items

a)	For the year ended December 31, 2023

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	577,336	—	(75,189)	—	502,147
Interest expenses		(1,180,096)	—	178,807	—	(1,001,290)
Depreciation and amortization		(3,845,492)	(99,347)	121,559	—	(3,823,280)
Share of profit(loss) of equity-accounted investees, net		(383,220)	—	652,898	—	269,678
Income tax expense		(842,059)	46,116	6,638	(62)	(789,367)
Impairment loss on property, plant and equipment and others		(409,552)	—	3,799	—	(405,753)

	￦	(6,083,083)	(53,231)	888,512	(62)	(5,247,865)

b)	For the year ended December 31, 2024

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	662,099	—	(85,317)	—	576,782
Interest expenses		(1,285,679)	—	234,168	—	(1,051,511)
Depreciation and amortization		(4,058,664)	(86,358)	160,562	—	(3,984,460)
Share of profit of equity-accounted investees, net		(1,137,480)	(50)	881,072	—	(256,458)
Income tax expense		(294,895)	21,668	(30,396)	(17,331)	(320,954)
Impairment loss on property, plant and equipment and others		(660,275)	(282)	(13,198)	—	(673,755)

	￦	(6,774,894)	(65,022)	1,146,891	(17,331)	(5,710,356)

c)	For the year ended December 31, 2025

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Basis difference(*1)	Consolidated
Interest income	￦	653,047	—	(119,740)	—	533,307
Interest expenses		(1,305,023)	—	213,561	—	(1,091,462)
Depreciation and amortization		(4,261,180)	(80,920)	182,877	—	(4,159,223)
Share of profit(loss) of equity-accounted investees, net		(340,764)	—	690,674	—	349,910
Income tax expense		(657,907)	14,954	40,507	(9,689)	(612,135)
Impairment loss on property, plant and equipment and others		(205,536)	—	10,552	—	(194,984)

	￦	(6,117,363)	(65,966)	1,018,431	(9,689)	(5,174,587)

(*1)
Basis difference is related to the differences in recorded revenue and expenses for development and sale of certain residential real estates and other items between the report reviewed by management and the consolidated financial statements.

F-13
2

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(d)	Revenue by geographic area for the years ended December 31, 2023, 2024 and 2025 was as follows:

(in millions of Won)	2023		2024	2025
Domestic	￦	50,658,510	45,960,140	42,516,707
Japan		2,691,788	2,814,631	2,590,102
China		6,152,191	5,737,686	5,160,583
Indonesia		3,422,647	3,156,962	2,873,999
Asia-other		7,287,382	7,382,157	7,751,121
North America		2,095,705	2,504,563	2,780,769
Europe		2,468,508	2,743,528	3,065,738
Others		2,350,466	2,388,476	2,355,867

		77,127,197	72,688,143	69,094,886
Basis difference		(70,648)	771,265	(107,948)

		￦ 77,056,549	73,459,408	68,986,938

The information on geography, segment revenue is presented based on the geographical location of each segment entity.

(e)	Non-current assets by geographic area as of December 31, 2024 and 2025 are as follows:

(in millions of Won)	2024		2025
Domestic	￦	33,512,812	34,594,834
Japan		131,086	126,582
China		1,140,136	1,074,438
Indonesia		3,036,954	3,416,737
Asia-other		1,698,956	1,950,162
North America		1,857,787	2,400,911
Europe		302,775	324,813
Others		4,897,042	5,589,497

	￦	46,577,548	49,477,974

Non-current
assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(f)	There are no customers whose revenue is 10% or more of the consolidated revenue.
41. Business Combination
During the year ended December 31, 2025, the Company acquired PT Prime Agri Resources (formerly PT Sampoerna Agro), a company that operates palm plantations and a seed business throughout Indonesia, in which the Company holds a

65.7
%
interest. The Company anticipates that the stable revenue from the acquired company will expand its global palm market competitiveness by enlarging the farm production base and strengthening the refining value chain.

F-13
3

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

(a)	The fair values of the identifiable assets and liabilities of the acquiree as of the acquisition date are as follows:

(in millions of Won)	2025
Current assets	￦	354,240
Cash and cash equivalents		69,692
Trade and other receivables		23,497
Inventories		58,942
Other assets		41,399
Net assets held for sale		160,710
Non-current assets		798,785
Property, plant and equipment		608,053
Right-of-use assets		2,968
Intangible assets		83,247
Biological assets		28,373
Other assets		76,144
Current liabilities		301,449
Trade and other payables		48,211
Borrowings		36,447
Other liabilities		216,791
Non-current liabilities		283,410
Long-term borrowings		198,416
Other liabilities		84,994
Net assets		568,166

Acquired ownership interest		65.7%

Net assets acquired		373,404
Consideration transferred		798,147
Goodwill		424,743

(b)	Net cash flow from the business combination

(in millions of Won)	2025
Consideration paid in cash	￦	798,147
Less: Cash and cash equivalents of the acquired subsidiary		69,692
Net cash outflow		728,455
Meanwhile, assuming PT. Prime Agri Resources had been consolidated from January 1, 2025, the revenue and profit would have been
￦
553,167 million and
￦
93,366 million, respectively. Since its inclusion in the consolidation, the revenue and profit generated from PT.
Prime Agri Resources are
￦
95,989 million and
￦
12,296 million, respectively.
42. Matters Concerning Tariffs
In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, which took effect on June 4, 2025. The imposition of this tariff creates uncertainty in the estimates of the consolidated
financial statements.

F-13
4

POSCO HOLDINGS INC. and its Subsidiaries
Notes to the Consolidated Financial Statements, Continued
As of December 31, 2024 and 2025

43. Events After the Reporting Period

(a)	The controlling company decided to pay cash dividends of ￦ 2,500 per common share (total dividend amount: ￦ 189.1 billion), pursuant to a resolution of the Board of Directors on February 3, 2026.

(b)
The controlling company decided to retire
 1,691,425 shares of its treasury stock (planned retirement amount:
￦
635.1 billion), pursuant to a resolution of the Board of Directors on February 19, 2026. The scheduled date of retirement is March 31, 2026.

(c)
On January 16, 2026, the controlling company’s subsidiary,
POSCO, issued unsecured senior U.S. dollar-denominated notes (issue amount: US$700 million). The maturity dates for these notes are January 16, 2031 (for US$400 million) and January 16, 2036 (for US$300 million).

(d)
To respond to the North American steel market and secure a foundation for eco-friendly automotive steel sheets, a subsidiary, POSCO, has participated in an investment with Hyundai Motor Company to jointly construct an integrated electric furnace steel mill in Louisiana, USA. The investment is structured so that the controlling company establishes a Special Purpose Company (SPC), POS-Louisiana Inc., through a
 100% equity investment, and that SPC, in turn, acquires a 20% stake in HYUNDAI-POSCO Louisiana Steel LLC.
T
he
 final investment amount is approximately US$582 million.

(e)
On January 15, 2026, a subsidiary, POSCO FUTURE M CO., LTD., issued the 23-1 unsecured bond
(
￦
390 billion, annual interest rate of 3.574%) and the
23-2
unsecured bond (
￦
60 billion, annual interest rate of 3.884%). The maturity dates for these bonds are January 15, 2029 and January 15, 2031, respectively.

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POSCO HOLDINGS INC.
(Registrant)

/s/ Chang, In Hwa
Name:	Chang, In Hwa
Title:	Chief Executive Officer and Representative Director
Date:	April 29, 2026